                                                                 File Nos. 333-
                                                                      811-04865

   As filed with the Securities and Exchange Commission on November 4, 2019

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

              Pre-Effective Amendment No.       [  ]        [  ]

              Post-Effective Amendment No.       [  ]        [  ]

                                    and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                            Amendment No.         [11]        [X]

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL A
                          (Exact Name of Registrant)

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                              (Name of Depositor)

                               175 Water Street
                           New York, New York 10038
        (Address of Depositor's Principal Executive Offices) (Zip Code)

       Depositor's Telephone Number, including Area Code: (800) 996-9786

                        AMERICAN HOME ASSURANCE COMPANY
                              (Name of Guarantor)
            175 Water Street, 18th Floor, New York, New York 10038
        (Address of Guarantor's Principal Executive Offices) (Zip Code)

       Guarantor's Telephone Number, Including Area Code: (212) 770-7000

                              Manda Ghaferi, Esq.
       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
       21650 Oxnard Street, Suite 750, Woodland Hills, California 91367
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Title of Securities Being Registered: (i) Units of interest in The United States Life Insurance Company in the City of New York Separate Account USL A under variable annuity contracts and (ii) guarantee related to insurance obligations under the variable annuity contracts.

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under the Generations Variable Annuity contract on a new Form N-4 registration statement and adding supplements to the prospectus and SAI describing the contract. Interests under the contracts were previously registered on Form N-4 registration statement File No. 333-63673 and funded by The United States Life Insurance Company in the City of New York Separate Account USL VA-R ("Separate Account USL VA-R") (File No. 811-09007). On November 29, 2019, Separate Account USL VA-R was consolidated into The United States Life Insurance Company in the City of New York Separate Account USL A ("Separate Account USL A"). Parts A and B - The Prospectus and Statement of Additional Information dated May 1, 2001, as supplemented, included in Post-Effective Amendment No. 2, filed on April 26, 2001 (File No. 333-63673), are herein incorporated by reference.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, the Registrant no longer files annual post-effective amendments to this Form N-4.

                       THE GENERATIONS VARIABLE ANNUITY
                                Issued through
   The United States Life Insurance Company in the City of New York Separate
                                 Account USL A
                                      by
       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                       Supplement Dated December 2, 2019
                                    to the
                 Prospectus dated May 1, 2001, as Supplemented

The United States Life Insurance Company in the City of New York ("US Life") is amending the prospectus for the Generations Variable Annuity contracts (the "contracts") for the purpose of providing information regarding the consolidation of its Separate Account USL VA-R with Separate Account USL A.

US Life no longer sells the contracts.

The following paragraphs are added to the prospectus:

Separate Account Consolidation

Effective on November 29, 2019 after the close of business, US Life consolidated Separate Account USL VA-R with Separate Account USL A, with Separate Account USL A being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to Separate Account USL VA-R are hereby replaced with Separate Account USL A.

The Consolidation did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the name of the separate account. The number of accumulation units, the accumulation unit values for the subaccounts in which you invest, and the subaccounts available under the contract did not change as a result of the Consolidation. Your contract value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any contract owners. Until we amend all forms related to the contracts, some forms may still refer to the prior name of the separate account.

The following replaces the first paragraph under the section of the prospectus entitled "The Separate Account":

The Separate Account

The contracts were previously issued through Separate Account USL VA-R. Effective on the close of business November 29, 2019, Separate Account USL VA-R was consolidated into Separate Account USL A. US Life holds the assets of your Account Value in subaccounts of Separate Account USL A (the "Separate Account"). The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act"). Before January 3, 2011, the Separate Account was a separate account of AI Life, created on June 5, 1986, under New York insurance law. At that time the Separate Account was named Variable Account A of American International Life Assurance Company of New York. On January 3, 2011, and in conjunction with the merger of US Life and AI Life, the Separate Account was transferred to and became a separate account of US Life under New York law.

The following information about the American Home Assurance Company Guarantee is added under the AMERICAN HOME GUARANTEE header of the prospectus:

Guarantees for contracts and certificates issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of US Life Separate Account USL VA-R into Separate Account USL A will not impact the insurance obligations under the Guarantee.

If you have any questions, or would like to receive a copy of the prospectus and/or Statement of Additional Information, please call us at the Annuity Service Center at (800) 445-7862.

                       THE GENERATIONS VARIABLE ANNUITY
                                Issued through
   The United States Life Insurance Company in the City of New York Separate
                                Account USL A*
                                      by
       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                       Supplement Dated December 2, 2019
                                    to the
    Statement of Additional Information dated May 1, 2001, as Supplemented

The following hereby amends and supplements your Statement of Additional
Information:

* Prior to December 2, 2019, the contracts were issued through The United States Life Insurance Company in the City of New York Separate Account USL VA-R ("Separate Account USL VA-R"). On November 29, 2019, Separate Account USL VA-R was consolidated with The United States Life Insurance Company in the City of New York Separate Account USL A ("Separate Account USL A"). All references to Separate Account USL VA-R are hereby replaced with Separate Account USL A.

The following is added to the Statement of Additional Information:

Separate Account Consolidation

Effective after the close of business on November 29, 2019, The United States Life Insurance Company in The City of New York ("US Life") consolidated Separate Account USL VA-R with Separate Account USL A, with Separate Account USL A being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to Separate Account USL VA-R are hereby replaced with Separate Account USL A.

The Consolidation did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the name of the separate account. The number of units and the accumulation values for the variable investment divisions in which you invest, and the variable investment divisions available under the Contract did not change as a result of the Consolidation. Your accumulation value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any Contract Owners. Until we amend all forms related to the Contracts, some forms may still refer to the prior name of the separate account.

The purpose of the Consolidation was to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

Separate Account

Before January 3, 2011, Separate Account USL A was a separate account of AI Life, created on June 5, 1986, under New York insurance law. At that time the Separate Account was named Variable Account A of American International Life Assurance Company of New York. On January 3, 2011, and in conjunction with the merger of US Life and AI Life, the Separate Account was transferred to and became a separate account of US Life under New York law. The contracts were previously issued through Separate Account USL VA-R. Effective on the close of business November 29, 2019, Separate Account USL VA-R was consolidated into Separate Account USL A (the "Separate Account"). The Separate Account meets the definition of a "Separate Account" under the federal securities laws and it is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. The separate account receives and invests the purchase payments that are allocated to it for investment in shares of the underlying fund portfolios.

The following information about the American Home Assurance Company ("American Home" or "Guarantor") Guarantee is added to the section entitled "American Home Guarantee":

Guarantees for Contracts issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of Separate Account USL VA-R into Separate Account USL A will not impact the insurance obligations under the Guarantee.

The following replaces the section entitled "Financial Statements":

                             FINANCIAL STATEMENTS

PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston, TX 77002, serves as the independent registered public accounting firm for Separate Account USL A, Separate Account USL VA-R, The United States Life Insurance Company in the City of New York ("US Life"), and American Home Assurance Company.

You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-445-7862. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

    .  Pro Forma Narrative description of the effects of the Consolidation.

    . The Audited Financial Statements of Separate Account USL A of The United States Life Insurance Company in the City of New York as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Financial Statements of Separate Account USL VA-R of The United States Life Insurance Company in the City of New York as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of The United States Life Insurance Company in the City of New York as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of American Home Assurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

The financial statements of US Life should be considered only as bearing on the ability of US Life to meet its obligation under the contracts.

You should only consider the statutory financial statements of American Home Assurance Company ("American Home") that we include in the Statement of Additional Information as a bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee of insurance obligations under contracts issued prior to January 31, 2008, at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the American Home guarantee.

Description of Separate Account Consolidation and Impact on Financial Statement Presentation

Effective after the close of business November 29, 2019, The United States Life Insurance Company in the City of New York ("US Life") consolidated Separate Account USL VA-R with Separate Account USL A, with Separate Account USL A being the surviving Separate Account after such consolidation. Financial statements issued on and after December 2, 2019 will reflect the consolidation transaction.

Pursuant to Regulation S-X, Rule 11-02(b), the following is a narrative description of the pro forma effects of the consolidation described above.

The consolidation will result in the financial statements of Separate Account USL VA-R being combined with the financial statements of Separate Account USL
A. In effect, the consolidation will result in the transfer of the subaccounts in Separate Account USL VA-R to Separate Account USL A. Each subaccount will remain unchanged and will continue to reflect the number and value of units currently outstanding.

The statements of net assets, statements of operations and statements of changes in net assets will reflect each of the individual subaccount holdings and results, respectively, and the footnotes to the financial statements will reflect the individual subaccounts similar to what has historically been presented with the exception that the information will be presented in a single set of financial statements.

The purpose of the Consolidation is to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

                                                         Separate Account USL A
               The United States Life Insurance Company in the City of New York

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

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            Report of Independent Registered Public Accounting Firm

To the Board of Directors of The United States Life Insurance Company in the City of New York and the Contract Owners of Separate Account USL A.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of Separate Account USL A indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the Separate Account USL A as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

 AB VPS Balanced Wealth Strategy        AB VPS International Growth Portfolio
 Portfolio Class A                      Class A

 AB VPS Global Thematic Growth          AB VPS International Value Portfolio
 Portfolio Class A                      Class A

 AB VPS Global Thematic Growth          AB VPS Large Cap Growth Portfolio
 Portfolio Class B                      Class A

 AB VPS Growth and Income Portfolio     AB VPS Large Cap Growth Portfolio
 Class A                                Class B

 AB VPS Growth and Income Portfolio     AB VPS Real Estate Investment
 Class B                                Portfolio Class A

 AB VPS Growth Portfolio Class A        AB VPS Small Cap Growth Portfolio
                                        Class A

 AB VPS Growth Portfolio Class B        AB VPS Small/Mid Cap Value Portfolio
                                        Class A

 AB VPS Intermediate Bond Portfolio     AB VPS Value Portfolio Class B
 Class A

 AB VPS Intermediate Bond Portfolio     BlackRock Global Opportunities V.I.
 Class B (2)                            Fund - Class I (1) (2)

 BlackRock Advantage Large Cap Core     BlackRock Government Money Market
 V.I. Fund Class I (2)                  V.I. Fund Class I (2)

 BlackRock Advantage U.S. Total Market  BlackRock International V.I. Fund
 V.I. Fund Class I (2)                  Class I (2)

 BlackRock Basic Value V.I. Fund Class  BlackRock Large Cap Focus Growth V.I.
 I (2)                                  Fund Class I (2)

 BlackRock Equity Dividend V.I. Fund    BlackRock Total Return V.I. Fund
 Class I (2)                            Class I (2)

 BlackRock Global Allocation V.I. Fund  Delaware VIP Smid Cap Core Series
 Class I (2)                            Standard Class

 BlackRock High Yield V.I. Fund Class   Delaware VIP Value Series Standard
 I (2)                                  Class

 Delaware VIP High Yield Series         Fidelity VIP Growth Portfolio Initial
 Standard Class                         Class

 Delaware VIP Limited-Term Diversified  Fidelity VIP High Income Portfolio
 Income Series Standard                 Initial Class

 Class

 Dreyfus Stock Index Fund, Inc.         Fidelity VIP Investment Grade Bond
 Initial Shares                         Portfolio Initial Class

 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Overseas Portfolio
 Initial Class                          Initial Class

 Fidelity VIP Contrafund Portfolio      Invesco V.I. International Growth
 Initial Class                          Fund Series I

 Fidelity VIP Government Money Market   VanEck VIP Global Hard Assets Fund
 Portfolio Initial Class                Initial Class

 Fidelity VIP Government Money Market   Vanguard LifeStrategy Moderate Growth
 Portfolio Service Class 2              Fund Investor Shares

 Invesco V.I. American Franchise Fund   Vanguard Small-Cap Growth Index Fund
 Series I                               Investor Shares (2)

 LVIP BlackRock Scientific Allocation   Vanguard Small-Cap Value Index Fund
 Fund Standard Class (2)                Investor Shares (2)

 VanEck VIP Emerging Markets Fund       Vanguard Total Bond Market Index Fund
 Initial Class                          Investor Shares (2)

 Vanguard 500 Index Fund Investor       Vanguard U.S. Growth Fund Investor
 Shares (2)                             Shares (2)

 Vanguard Dividend Growth Fund          Vanguard Wellington Fund Investor
 Investor Shares                        Shares (2)

 Vanguard Federal Money Market Fund     Vanguard Windsor Fund Investor Shares
 Investor Shares (2)                    (2)

--------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

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 Vanguard GNMA Fund Investor Shares (2) Vanguard VIF International Portfolio

 Vanguard Inflation-Protected           Vanguard VIF Mid-Cap Index Portfolio
 Securities Fund Investor Shares

 Vanguard LifeStrategy Conservative     Vanguard VIF Moderate Allocation
 Growth Fund Investor Shares (2)        Portfolio (2)

 Vanguard LifeStrategy Growth Fund      Vanguard VIF Real Estate Index
 Investor Shares (2)                    Portfolio

 Vanguard LifeStrategy Income Fund      Vanguard VIF Short-Term
 Investor Shares                        Investment-Grade Portfolio

 Vanguard VIF Balanced Portfolio        Vanguard VIF Small Company Growth
                                        Portfolio

 Vanguard VIF Capital Growth Portfolio  Vanguard VIF Total Bond Market Index
                                        Portfolio

 Vanguard VIF Conservative Allocation   Vanguard VIF Total Stock Market Index
 Portfolio (2)                          Portfolio

 Vanguard VIF Diversified Value
 Portfolio

 Vanguard VIF Equity Income Portfolio

 Vanguard VIF Equity Index Portfolio

 Vanguard VIF Growth Portfolio

 Vanguard VIF High Yield Bond Portfolio

(1)For the period January 1, 2017 to December 31, 2017 and January 1, 2018 to June 29, 2018 (cessation of operations).
(2)There is no respective statement of assets and liabilities and statement of operations and changes in net assets, since there was no activity for the periods presented.

Basis for Opinions

These financial statements are the responsibility of the The United States Life Insurance Company in the City of New York management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the Separate Account USL A based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the Separate Account USL A in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

 LOGO

Houston, Texas
April 22/nd/, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

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                                                                                                                  Net Assets
                                                                 Due from (to)            Contract   Contract   Attributable to
                                                                   Company's              Owners -   Owners -      Contract
                                                    Investments     General               Annuity  Accumulation      Owner
Sub-accounts                                       at Fair Value Account, Net  Net Assets Reserves   Reserves      Reserves
------------                                       ------------- ------------- ---------- -------- ------------ ---------------
AB VPS Balanced Wealth Strategy Portfolio Class A   $1,358,324        $--      $1,358,324 $ 65,637  $1,292,687    $1,358,324
AB VPS Global Thematic Growth Portfolio Class A      1,445,832         --       1,445,832       --   1,445,832     1,445,832
AB VPS Global Thematic Growth Portfolio Class B        226,115         --         226,115       --     226,115       226,115
AB VPS Growth and Income Portfolio Class A           4,456,749         --       4,456,749  178,406   4,278,343     4,456,749
AB VPS Growth and Income Portfolio Class B           1,570,425         --       1,570,425       --   1,570,425     1,570,425
AB VPS Growth Portfolio Class A                      2,764,231         --       2,764,231  125,366   2,638,865     2,764,231
AB VPS Growth Portfolio Class B                        538,270         --         538,270   28,648     509,622       538,270
AB VPS Intermediate Bond Portfolio Class A           2,817,886         --       2,817,886  236,002   2,581,884     2,817,886
AB VPS International Growth Portfolio Class A          943,000         --         943,000       --     943,000       943,000
AB VPS International Value Portfolio Class A           263,127         --         263,127       --     263,127       263,127
AB VPS Large Cap Growth Portfolio Class A            3,967,019         --       3,967,019       --   3,967,019     3,967,019
AB VPS Large Cap Growth Portfolio Class B              658,645         --         658,645   31,514     627,131       658,645
AB VPS Real Estate Investment Portfolio Class A        661,780         --         661,780       --     661,780       661,780
AB VPS Small Cap Growth Portfolio Class A              904,139         --         904,139   21,728     882,411       904,139
AB VPS Small/Mid Cap Value Portfolio Class A           883,252         --         883,252       --     883,252       883,252
AB VPS Value Portfolio Class B                         568,662         --         568,662       --     568,662       568,662
Delaware VIP High Yield Series Standard Class           14,788         --          14,788       --      14,788        14,788
Delaware VIP Limited-Term Diversified Income
  Series Standard Class                                  8,997          8           9,005       --       9,005         9,005
Delaware VIP Smid Cap Core Series Standard Class        89,936         --          89,936       --      89,936        89,936
Delaware VIP Value Series Standard Class               200,305         --         200,305    7,628     192,677       200,305
Dreyfus Stock Index Fund, Inc. Initial Shares          465,367         --         465,367    7,765     457,602       465,367
Fidelity VIP Asset Manager Portfolio Initial Class     195,602         --         195,602       --     195,602       195,602
Fidelity VIP Contrafund Portfolio Initial Class        149,148         --         149,148       --     149,148       149,148
Fidelity VIP Government Money Market Portfolio
  Initial Class                                        253,769         --         253,769       --     253,769       253,769
Fidelity VIP Government Money Market Portfolio
  Service Class 2                                      145,250         --         145,250    3,361     141,889       145,250
Fidelity VIP Growth Portfolio Initial Class            834,170         --         834,170    4,697     829,473       834,170
Fidelity VIP High Income Portfolio Initial Class       136,092         --         136,092       --     136,092       136,092
Fidelity VIP Investment Grade Bond Portfolio
  Initial Class                                          9,120         --           9,120       --       9,120         9,120
Fidelity VIP Overseas Portfolio Initial Class           42,308         --          42,308       --      42,308        42,308
Invesco V.I. American Franchise Fund Series I           80,082         --          80,082       --      80,082        80,082
Invesco V.I. International Growth Fund Series I         61,249         --          61,249       --      61,249        61,249
VanEck VIP Emerging Markets Fund Initial Class           8,123         --           8,123       --       8,123         8,123
VanEck VIP Global Hard Assets Fund Initial Class        26,383         --          26,383       --      26,383        26,383
Vanguard Dividend Growth Fund Investor Shares           33,100         --          33,100   33,100          --        33,100
Vanguard Inflation-Protected Securities Fund
  Investor Shares                                       14,701         --          14,701   14,701          --        14,701
Vanguard LifeStrategy Income Fund Investor Shares       14,496         --          14,496   14,496          --        14,496
Vanguard VIF Balanced Portfolio                        632,753         --         632,753  632,753          --       632,753
Vanguard VIF Capital Growth Portfolio                   24,329         --          24,329   24,329          --        24,329
Vanguard VIF Diversified Value Portfolio                 3,943         --           3,943    3,943          --         3,943
Vanguard VIF Equity Income Portfolio                   383,677         --         383,677  383,677          --       383,677
Vanguard VIF Growth Portfolio                           32,470         --          32,470   32,470          --        32,470
Vanguard VIF High Yield Bond Portfolio                   1,724         --           1,724    1,724          --         1,724
Vanguard VIF International Portfolio                   346,835         --         346,835  346,835          --       346,835
Vanguard VIF Mid-Cap Index Portfolio                       157         --             157      157          --           157
Vanguard VIF Real Estate Index Portfolio                10,421         --          10,421   10,421          --        10,421
Vanguard VIF Short-Term Investment-Grade Portfolio          16         --              16       16          --            16
Vanguard VIF Small Company Growth Portfolio             17,084         --          17,084   17,084          --        17,084
Vanguard VIF Total Bond Market Index Portfolio         394,592         --         394,592  394,592          --       394,592
Vanguard VIF Total Stock Market Index Portfolio         57,423         --          57,423   57,423          --        57,423

The accompanying Notes to Financial Statements are an integral part of this statement.

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                                       1

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

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                                                                            Net Asset
                                                                            Value per Shares at Fair Cost of Shares
Sub-accounts                                                        Shares    Share       Value           Held      Level*
------------                                                        ------- --------- -------------- -------------- ------
AB VPS Balanced Wealth Strategy Portfolio Class A                   134,488  $10.10     $1,358,324     $1,554,292     1
AB VPS Global Thematic Growth Portfolio Class A                      52,864   27.35      1,445,832        901,829     1
AB VPS Global Thematic Growth Portfolio Class B                       8,588   26.33        226,115        133,712     1
AB VPS Growth and Income Portfolio Class A                          160,430   27.78      4,456,749      4,030,278     1
AB VPS Growth and Income Portfolio Class B                           57,441   27.34      1,570,425      1,382,639     1
AB VPS Growth Portfolio Class A                                      83,841   32.97      2,764,231      2,488,292     1
AB VPS Growth Portfolio Class B                                      17,488   30.78        538,270        516,262     1
AB VPS Intermediate Bond Portfolio Class A                          275,993   10.21      2,817,886      3,104,727     1
AB VPS International Growth Portfolio Class A                        49,658   18.99        943,000        811,124     1
AB VPS International Value Portfolio Class A                         21,254   12.38        263,127        301,353     1
AB VPS Large Cap Growth Portfolio Class A                            76,657   51.75      3,967,019      3,084,391     1
AB VPS Large Cap Growth Portfolio Class B                            13,466   48.91        658,645        497,135     1
AB VPS Real Estate Investment Portfolio Class A                      80,411    8.23        661,780        776,544     1
AB VPS Small Cap Growth Portfolio Class A                            54,532   16.58        904,139        931,213     1
AB VPS Small/Mid Cap Value Portfolio Class A                         52,171   16.93        883,252      1,000,445     1
AB VPS Value Portfolio Class B                                       39,436   14.42        568,662        425,384     1
Delaware VIP High Yield Series Standard Class                         3,167    4.67         14,788         17,040     1
Delaware VIP Limited-Term Diversified Income Series Standard Class      938    9.59          8,997          9,457     1
Delaware VIP Smid Cap Core Series Standard Class                      4,754   18.92         89,936        105,982     1
Delaware VIP Value Series Standard Class                              7,075   28.31        200,305        180,500     1
Dreyfus Stock Index Fund, Inc. Initial Shares                         9,501   48.98        465,367        327,883     1
Fidelity VIP Asset Manager Portfolio Initial Class                   14,298   13.68        195,602        205,431     1
Fidelity VIP Contrafund Portfolio Initial Class                       4,642   32.13        149,148        125,555     1
Fidelity VIP Government Money Market Portfolio Initial Class        253,769    1.00        253,769        253,769     1
Fidelity VIP Government Money Market Portfolio Service Class 2      145,250    1.00        145,250        145,250     1
Fidelity VIP Growth Portfolio Initial Class                          13,216   63.12        834,170        600,554     1
Fidelity VIP High Income Portfolio Initial Class                     27,383    4.97        136,092        154,663     1
Fidelity VIP Investment Grade Bond Portfolio Initial Class              739   12.34          9,120          9,395     1
Fidelity VIP Overseas Portfolio Initial Class                         2,212   19.13         42,308         31,073     1
Invesco V.I. American Franchise Fund Series I                         1,401   57.15         80,082         68,404     1
Invesco V.I. International Growth Fund Series I                       1,857   32.98         61,249         48,821     1
VanEck VIP Emerging Markets Fund Initial Class                          681   11.93          8,123          7,591     1
VanEck VIP Global Hard Assets Fund Initial Class                      1,550   17.02         26,383         45,414     1
Vanguard Dividend Growth Fund Investor Shares                         1,353   24.46         33,100         31,994     1
Vanguard Inflation-Protected Securities Fund Investor Shares          1,179   12.47         14,701         15,430     1
Vanguard LifeStrategy Income Fund Investor Shares                       975   14.87         14,496         14,567     1
Vanguard VIF Balanced Portfolio                                      28,502   22.20        632,753        663,201     1
Vanguard VIF Capital Growth Portfolio                                   726   33.49         24,329         22,882     1
Vanguard VIF Diversified Value Portfolio                                275   14.33          3,943          4,644     1
Vanguard VIF Equity Income Portfolio                                 18,064   21.24        383,677        402,590     1
Vanguard VIF Growth Portfolio                                         1,423   22.82         32,470         32,142     1
Vanguard VIF High Yield Bond Portfolio                                  229    7.53          1,724          1,781     1
Vanguard VIF International Portfolio                                 14,989   23.14        346,835        321,139     1
Vanguard VIF Mid-Cap Index Portfolio                                      8   20.23            157            168     1
Vanguard VIF Real Estate Index Portfolio                                901   11.57         10,421         11,646     1
Vanguard VIF Short-Term Investment-Grade Portfolio                        2   10.54             16             16     1
Vanguard VIF Small Company Growth Portfolio                             842   20.29         17,084         20,677     1
Vanguard VIF Total Bond Market Index Portfolio                       34,193   11.54        394,592        403,729     1
Vanguard VIF Total Stock Market Index Portfolio                       1,676   34.26         57,423         55,568     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       2

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                 AB VPS      AB VPS     AB VPS
                                                                Balanced     Global     Global      AB VPS      AB VPS
                                                                 Wealth     Thematic   Thematic   Growth and  Growth and
                                                                Strategy     Growth     Growth      Income      Income
                                                                Portfolio   Portfolio  Portfolio  Portfolio   Portfolio
                                                                 Class A     Class A    Class B    Class A     Class B
                                                               ----------  ----------  --------- -----------  ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                   $   29,667  $       --  $     --  $    50,400  $   12,480
   Mortality and expense risk and administrative charges          (21,998)    (23,570)   (3,863)     (71,699)    (24,320)
                                                               ----------  ----------  --------  -----------  ----------
   Net investment income (loss)                                     7,669     (23,570)   (3,863)     (21,299)    (11,840)
   Net realized gain (loss)                                        15,671      91,570    14,816      288,599     119,733
   Capital gain distribution from mutual funds                    114,313          --        --      568,518     189,711
   Change in unrealized appreciation (depreciation) of
     investments                                                 (248,725)   (248,445)  (40,987)  (1,156,854)   (422,878)
                                                               ----------  ----------  --------  -----------  ----------
Increase (decrease) in net assets from operations                (111,072)   (180,445)  (30,034)    (321,036)   (125,274)
                                                               ----------  ----------  --------  -----------  ----------
From contract transactions:
   Payments received from contract owners                          11,841       5,145        --       32,711          --
   Payments for contract benefits or terminations                (211,553)   (127,981)  (25,923)    (343,021)   (199,294)
   Transfers between sub-accounts (including fixed account),
     net                                                           (5,710)     (7,874)      338     (130,004)    109,871
   Contract maintenance charges                                    (1,829)     (1,282)     (467)      (3,120)     (2,305)
                                                               ----------  ----------  --------  -----------  ----------
Increase (decrease) in net assets from contract transactions     (207,251)   (131,992)  (26,052)    (443,434)    (91,728)
                                                               ----------  ----------  --------  -----------  ----------
Increase (decrease) in net assets                                (318,323)   (312,437)  (56,086)    (764,470)   (217,002)
Net assets at beginning of period                               1,676,647   1,758,269   282,201    5,221,219   1,787,427
                                                               ----------  ----------  --------  -----------  ----------
Net assets at end of period                                    $1,358,324  $1,445,832  $226,115  $ 4,456,749  $1,570,425
                                                               ==========  ==========  ========  ===========  ==========
Beginning units                                                    99,019      66,181    28,265       63,090      22,223
Units issued                                                          599         902       119          727       1,481
Units redeemed                                                    (12,913)     (5,896)   (2,868)      (5,876)     (2,673)
                                                               ----------  ----------  --------  -----------  ----------
Ending units                                                       86,705      61,187    25,516       57,941      21,031
                                                               ==========  ==========  ========  ===========  ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                   $   37,235  $    8,336  $    717  $    73,225  $   21,170
   Mortality and expense risk and administrative charges          (25,266)    (24,538)   (3,687)     (72,707)    (24,433)
                                                               ----------  ----------  --------  -----------  ----------
   Net investment income (loss)                                    11,969     (16,202)   (2,970)         518      (3,263)
   Net realized gain (loss)                                        40,183     171,657    21,495      568,928     195,686
   Capital gain distribution from mutual funds                     14,787          --        --      433,361     146,653
   Change in unrealized appreciation (depreciation) of
     investments                                                  173,459     357,669    59,172     (180,566)    (66,011)
                                                               ----------  ----------  --------  -----------  ----------
Increase (decrease) in net assets from operations                 240,398     513,124    77,697      822,241     273,065
                                                               ----------  ----------  --------  -----------  ----------
From contract transactions:
   Payments received from contract owners                           4,141       1,380        --        8,282          --
   Payments for contract benefits or terminations                (392,012)   (309,962)  (42,811)    (798,678)   (318,273)
   Transfers between sub-accounts (including fixed account),
     net                                                          (23,281)     10,105      (631)    (258,190)    (41,214)
   Contract maintenance charges                                    (2,072)     (1,468)     (453)      (3,363)     (2,504)
                                                               ----------  ----------  --------  -----------  ----------
Increase (decrease) in net assets from contract transactions     (413,224)   (299,945)  (43,895)  (1,051,949)   (361,991)
                                                               ----------  ----------  --------  -----------  ----------
Increase (decrease) in net assets                                (172,826)    213,179    33,802     (229,708)    (88,926)
Net assets at beginning of period                               1,849,473   1,545,090   248,399    5,450,927   1,876,353
                                                               ----------  ----------  --------  -----------  ----------
Net assets at end of period                                    $1,676,647  $1,758,269  $282,201  $ 5,221,219  $1,787,427
                                                               ==========  ==========  ========  ===========  ==========
Beginning units                                                   124,776      78,377    33,440       77,216      27,284
Units issued                                                        1,642       1,946       771          277          63
Units redeemed                                                    (27,399)    (14,142)   (5,946)     (14,403)     (5,124)
                                                               ----------  ----------  --------  -----------  ----------
Ending units                                                       99,019      66,181    28,265       63,090      22,223
                                                               ==========  ==========  ========  ===========  ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       3

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                                            AB VPS        AB VPS
                                                     AB VPS     AB VPS        AB VPS     International International
                                                     Growth     Growth     Intermediate     Growth         Value
                                                    Portfolio  Portfolio  Bond Portfolio   Portfolio     Portfolio
                                                     Class A    Class B      Class A        Class A       Class A
                                                   ----------  ---------  -------------- ------------- -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                       $       --  $      --    $   37,193    $    7,503     $   5,051
   Mortality and expense risk and administrative
     charges                                          (42,801)    (8,951)      (42,022)      (16,250)       (4,836)
                                                   ----------  ---------    ----------    ----------     ---------
   Net investment income (loss)                       (42,801)    (8,951)       (4,829)       (8,747)          215
   Net realized gain (loss)                           138,569     72,975       (56,853)       75,966        19,309
   Capital gain distribution from mutual funds        359,373     75,457        40,701            --            --
   Change in unrealized appreciation
     (depreciation) of investments                   (370,987)  (117,783)      (46,513)     (287,361)     (103,094)
                                                   ----------  ---------    ----------    ----------     ---------
Increase (decrease) in net assets from operations      84,154     21,698       (67,494)     (220,142)      (83,570)
                                                   ----------  ---------    ----------    ----------     ---------
From contract transactions:
   Payments received from contract owners              11,036         --        26,443        13,795            --
   Payments for contract benefits or terminations    (186,967)  (137,742)     (293,909)     (144,961)      (44,220)
   Transfers between sub-accounts (including
     fixed account), net                              (20,506)   (17,061)       (8,864)       (9,027)        7,804
   Contract maintenance charges                        (2,127)    (1,081)       (2,888)         (821)         (592)
                                                   ----------  ---------    ----------    ----------     ---------
Increase (decrease) in net assets from contract
  transactions                                       (198,564)  (155,884)     (279,218)     (141,014)      (37,008)
                                                   ----------  ---------    ----------    ----------     ---------
Increase (decrease) in net assets                    (114,410)  (134,186)     (346,712)     (361,156)     (120,578)
Net assets at beginning of period                   2,878,641    672,456     3,164,598     1,304,156       383,705
                                                   ----------  ---------    ----------    ----------     ---------
Net assets at end of period                        $2,764,231  $ 538,270    $2,817,886    $  943,000     $ 263,127
                                                   ==========  =========    ==========    ==========     =========
Beginning units                                        48,427     11,750       134,356        32,595        18,990
Units issued                                              509          3           925         1,480         1,437
Units redeemed                                         (3,571)    (2,561)      (13,072)       (5,134)       (3,321)
                                                   ----------  ---------    ----------    ----------     ---------
Ending units                                           45,365      9,192       122,209        28,941        17,106
                                                   ==========  =========    ==========    ==========     =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                       $       --  $      --    $  104,075    $   13,944     $   8,103
   Mortality and expense risk and administrative
     charges                                          (38,840)    (8,952)      (44,928)      (17,034)       (5,303)
                                                   ----------  ---------    ----------    ----------     ---------
   Net investment income (loss)                       (38,840)    (8,952)       59,147        (3,090)        2,800
   Net realized gain (loss)                           307,391     78,849       (66,907)       56,046        13,405
   Capital gain distribution from mutual funds        132,552     31,660        30,221            --            --
   Change in unrealized appreciation
     (depreciation) of investments                    391,298     80,980        44,013       287,402        63,371
                                                   ----------  ---------    ----------    ----------     ---------
Increase (decrease) in net assets from operations     792,401    182,537        66,474       340,358        79,576
                                                   ----------  ---------    ----------    ----------     ---------
From contract transactions:
   Payments received from contract owners               2,761      4,916        31,526         5,521         2,458
   Payments for contract benefits or terminations    (537,485)  (148,830)     (318,585)     (123,179)      (17,748)
   Transfers between sub-accounts (including
     fixed account), net                             (125,655)   (45,608)       31,415         2,307       (21,958)
   Contract maintenance charges                        (2,086)    (1,899)       (2,953)         (927)         (614)
                                                   ----------  ---------    ----------    ----------     ---------
Increase (decrease) in net assets from contract
  transactions                                       (662,465)  (191,421)     (258,597)     (116,278)      (37,862)
                                                   ----------  ---------    ----------    ----------     ---------
Increase (decrease) in net assets                     129,936     (8,884)     (192,123)      224,080        41,714
Net assets at beginning of period                   2,748,705    681,340     3,356,721     1,080,076       341,991
                                                   ----------  ---------    ----------    ----------     ---------
Net assets at end of period                        $2,878,641  $ 672,456    $3,164,598    $1,304,156     $ 383,705
                                                   ==========  =========    ==========    ==========     =========
Beginning units                                        61,309     15,749       145,476        35,943        20,934
Units issued                                              865        110         4,419         1,411           226
Units redeemed                                        (13,747)    (4,109)      (15,539)       (4,759)       (2,170)
                                                   ----------  ---------    ----------    ----------     ---------
Ending units                                           48,427     11,750       134,356        32,595        18,990
                                                   ==========  =========    ==========    ==========     =========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                       4

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                     AB VPS     AB VPS    AB VPS Real   AB VPS      AB VPS
                                                                    Large Cap  Large Cap    Estate     Small Cap   Small/Mid
                                                                     Growth     Growth    Investment    Growth     Cap Value
                                                                    Portfolio  Portfolio   Portfolio   Portfolio   Portfolio
                                                                     Class A    Class B     Class A     Class A     Class A
                                                                   ----------  ---------  ----------- ----------  ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                       $       --  $      --   $  13,910  $       --  $    4,994
   Mortality and expense risk and administrative charges              (62,443)   (10,853)    (10,229)    (15,499)    (14,963)
                                                                   ----------  ---------   ---------  ----------  ----------
   Net investment income (loss)                                       (62,443)   (10,853)      3,681     (15,499)     (9,969)
   Net realized gain (loss)                                           311,687     85,118     (36,828)     (5,337)     25,256
   Capital gain distribution from mutual funds                        482,121     87,912      29,117      50,996      83,314
   Change in unrealized appreciation (depreciation) of
     investments                                                     (655,028)  (147,392)    (36,902)    (31,817)   (271,646)
                                                                   ----------  ---------   ---------  ----------  ----------
Increase (decrease) in net assets from operations                      76,337     14,785     (40,932)     (1,657)   (173,045)
                                                                   ----------  ---------   ---------  ----------  ----------
From contract transactions:
   Payments received from contract owners                              22,114         --          --          --          --
   Payments for contract benefits or terminations                    (408,662)  (131,926)    (55,832)   (165,721)    (63,514)
   Transfers between sub-accounts (including fixed account), net      (75,121)    (8,020)    (36,882)     (7,339)     27,855
   Contract maintenance charges                                        (3,089)    (1,078)     (1,132)       (688)     (1,966)
                                                                   ----------  ---------   ---------  ----------  ----------
Increase (decrease) in net assets from contract transactions         (464,758)  (141,024)    (93,846)   (173,748)    (37,625)
                                                                   ----------  ---------   ---------  ----------  ----------
Increase (decrease) in net assets                                    (388,421)  (126,239)   (134,778)   (175,405)   (210,670)
Net assets at beginning of period                                   4,355,440    784,884     796,558   1,079,544   1,093,922
                                                                   ----------  ---------   ---------  ----------  ----------
Net assets at end of period                                        $3,967,019  $ 658,645   $ 661,780  $  904,139  $  883,252
                                                                   ==========  =========   =========  ==========  ==========
Beginning units                                                        59,116     44,798      15,285      31,852      24,516
Units issued                                                              172         23          65         144         817
Units redeemed                                                         (6,053)    (7,560)     (1,916)     (4,690)     (1,706)
                                                                   ----------  ---------   ---------  ----------  ----------
Ending units                                                           53,235     37,261      13,434      27,306      23,627
                                                                   ==========  =========   =========  ==========  ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                       $       --  $      --   $  14,549  $       --  $    4,826
   Mortality and expense risk and administrative charges              (58,771)   (10,164)    (11,279)    (13,572)    (15,081)
                                                                   ----------  ---------   ---------  ----------  ----------
   Net investment income (loss)                                       (58,771)   (10,164)      3,270     (13,572)    (10,255)
   Net realized gain (loss)                                           395,226     39,047     (21,633)    (27,891)     53,140
   Capital gain distribution from mutual funds                        237,835     42,071      43,496          --      51,907
   Change in unrealized appreciation (depreciation) of
     investments                                                      524,028    116,705      14,493     312,972      21,175
                                                                   ----------  ---------   ---------  ----------  ----------
Increase (decrease) in net assets from operations                   1,098,318    187,659      39,626     271,509     115,967
                                                                   ----------  ---------   ---------  ----------  ----------
From contract transactions:
   Payments received from contract owners                              77,303         --          --       4,601          --
   Payments for contract benefits or terminations                    (666,791)   (39,268)    (43,347)    (36,256)   (112,442)
   Transfers between sub-accounts (including fixed account), net      (29,747)   (27,177)        364     (23,501)    (25,751)
   Contract maintenance charges                                        (3,064)      (973)     (1,159)       (665)     (1,862)
   Adjustments to net assets allocated to contracts in payout
     period                                                                --         --          --         311          --
                                                                   ----------  ---------   ---------  ----------  ----------
Increase (decrease) in net assets from contract transactions         (622,299)   (67,418)    (44,142)    (55,510)   (140,055)
                                                                   ----------  ---------   ---------  ----------  ----------
Increase (decrease) in net assets                                     476,019    120,241      (4,516)    215,999     (24,088)
Net assets at beginning of period                                   3,879,421    664,643     801,074     863,545   1,118,010
                                                                   ----------  ---------   ---------  ----------  ----------
Net assets at end of period                                        $4,355,440  $ 784,884   $ 796,558  $1,079,544  $1,093,922
                                                                   ==========  =========   =========  ==========  ==========
Beginning units                                                        68,534     49,258      16,150      33,697      27,957
Units issued                                                            1,459          2         262         342         140
Units redeemed                                                        (10,877)    (4,462)     (1,127)     (2,187)     (3,581)
                                                                   ----------  ---------   ---------  ----------  ----------
Ending units                                                           59,116     44,798      15,285      31,852      24,516
                                                                   ==========  =========   =========  ==========  ==========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                       5

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                                       Delaware VIP
                                                                          Delaware VIP Limited-Term  Delaware VIP
                                                                AB VPS     High Yield   Diversified    Smid Cap   Delaware VIP
                                                                 Value       Series    Income Series Core Series  Value Series
                                                               Portfolio    Standard     Standard      Standard     Standard
                                                                Class B      Class         Class        Class        Class
                                                               ---------  ------------ ------------- ------------ ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                   $   7,213    $   928       $  250      $     497    $   3,626
   Mortality and expense risk and administrative charges         (10,574)      (194)        (113)        (2,324)      (2,903)
                                                               ---------    -------       ------      ---------    ---------
   Net investment income (loss)                                   (3,361)       734          137         (1,827)         723
   Net realized gain (loss)                                       86,823        (20)          (7)       (21,631)      74,058
   Capital gain distribution from mutual funds                        --         --           --         94,988       13,471
   Change in unrealized appreciation (depreciation) of
     investments                                                (204,091)    (1,602)        (216)       (76,545)     (94,554)
                                                               ---------    -------       ------      ---------    ---------
Increase (decrease) in net assets from operations               (120,629)      (888)         (86)        (5,015)      (6,302)
                                                               ---------    -------       ------      ---------    ---------
From contract transactions:
   Payments received from contract owners                             --         --           --             --       18,086
   Payments for contract benefits or terminations               (147,983)        --           --       (214,594)    (147,090)
   Transfers between sub-accounts (including fixed account),
     net                                                         (10,555)        --           (8)           (30)         (50)
   Contract maintenance charges                                   (1,153)        (4)          (2)           (60)        (114)
                                                               ---------    -------       ------      ---------    ---------
Increase (decrease) in net assets from contract transactions    (159,691)        (4)         (10)      (214,684)    (129,168)
                                                               ---------    -------       ------      ---------    ---------
Increase (decrease) in net assets                               (280,320)      (892)         (96)      (219,699)    (135,470)
Net assets at beginning of period                                848,982     15,680        9,101        309,635      335,775
                                                               ---------    -------       ------      ---------    ---------
Net assets at end of period                                    $ 568,662    $14,788       $9,005      $  89,936    $ 200,305
                                                               =========    =======       ======      =========    =========
Beginning units                                                   43,855        326          328          3,085        3,710
Units issued                                                         320         --           --             --          115
Units redeemed                                                    (8,982)        --           (1)        (2,052)      (1,521)
                                                               ---------    -------       ------      ---------    ---------
Ending units                                                      35,193        326          327          1,033        2,304
                                                               =========    =======       ======      =========    =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                   $   9,428    $   890       $  168      $     977    $   8,151
   Mortality and expense risk and administrative charges         (11,745)      (191)        (113)        (3,885)      (5,722)
                                                               ---------    -------       ------      ---------    ---------
   Net investment income (loss)                                   (2,317)       699           55         (2,908)       2,429
   Net realized gain (loss)                                       61,752        (10)          (3)        10,276       97,189
   Capital gain distribution from mutual funds                        --         --           --         21,068       16,381
   Change in unrealized appreciation (depreciation) of
     investments                                                  31,715        220           12         19,385      (65,851)
                                                               ---------    -------       ------      ---------    ---------
Increase (decrease) in net assets from operations                 91,150        909           64         47,821       50,148
                                                               ---------    -------       ------      ---------    ---------
From contract transactions:
   Payments for contract benefits or terminations                (72,906)        --           18        (40,799)      (5,596)
   Transfers between sub-accounts (including fixed account),
     net                                                         (33,882)        --           25             --     (186,388)
   Contract maintenance charges                                   (1,215)        (4)          (3)           (90)        (173)
                                                               ---------    -------       ------      ---------    ---------
Increase (decrease) in net assets from contract transactions    (108,003)        (4)          40        (40,889)    (192,157)
                                                               ---------    -------       ------      ---------    ---------
Increase (decrease) in net assets                                (16,853)       905          104          6,932     (142,009)
Net assets at beginning of period                                865,835     14,775        8,997        302,703      477,784
                                                               ---------    -------       ------      ---------    ---------
Net assets at end of period                                    $ 848,982    $15,680       $9,101      $ 309,635    $ 335,775
                                                               =========    =======       ======      =========    =========
Beginning units                                                   49,968        327          328          3,534        5,934
Units issued                                                         658         --           --             --           --
Units redeemed                                                    (6,771)        (1)          --           (449)      (2,224)
                                                               ---------    -------       ------      ---------    ---------
Ending units                                                      43,855        326          328          3,085        3,710
                                                               =========    =======       ======      =========    =========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       6

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                                         Fidelity VIP     Fidelity VIP
                                     Dreyfus Stock   Fidelity VIP      Fidelity VIP       Government       Government
                                      Index Fund,    Asset Manager      Contrafund       Money Market     Money Market
                                     Inc. Initial  Portfolio Initial Portfolio Initial Portfolio Initial    Portfolio
                                        Shares           Class             Class             Class       Service Class 2
                                     ------------- ----------------- ----------------- ----------------- ---------------
For the Year Ended December 31,
  2018
From operations:
   Dividends                           $  8,583        $  3,584          $  1,196          $   5,223        $  2,312
   Mortality and expense risk and
     administrative charges              (7,326)         (2,938)           (2,410)            (4,553)         (2,368)
                                       --------        --------          --------          ---------        --------
   Net investment income (loss)           1,257             646            (1,214)               670             (56)
   Net realized gain (loss)              19,094             253             4,451                 --              --
   Capital gain distribution from
     mutual funds                        11,943           6,777            14,721                 --              --
   Change in unrealized
     appreciation (depreciation)
     of investments                     (61,611)        (21,661)          (30,273)                --              --
                                       --------        --------          --------          ---------        --------
Increase (decrease) in net assets
  from operations                       (29,317)        (13,985)          (12,315)               670             (56)
                                       --------        --------          --------          ---------        --------
From contract transactions:
   Payments received from contract
     owners                               4,900              --                --                 --              95
   Payments for contract benefits
     or terminations                    (35,769)           (345)           (8,669)           (90,790)        (32,586)
   Transfers between sub-accounts
     (including fixed account), net           2              --                 2            (17,437)            110
   Contract maintenance charges            (375)           (107)             (309)              (555)           (228)
                                       --------        --------          --------          ---------        --------
Increase (decrease) in net assets
  from contract transactions            (31,242)           (452)           (8,976)          (108,782)        (32,609)
                                       --------        --------          --------          ---------        --------
Increase (decrease) in net assets       (60,559)        (14,437)          (21,291)          (108,112)        (32,665)
Net assets at beginning of period       525,926         210,039           170,439            361,881         177,915
                                       --------        --------          --------          ---------        --------
Net assets at end of period            $465,367        $195,602          $149,148          $ 253,769        $145,250
                                       ========        ========          ========          =========        ========
Beginning units                          12,390           7,493             4,019             36,410          19,172
Units issued                                543              --                --                 --             153
Units redeemed                           (1,274)            (16)             (209)            (9,780)         (3,670)
                                       --------        --------          --------          ---------        --------
Ending units                             11,659           7,477             3,810             26,630          15,655
                                       ========        ========          ========          =========        ========
For the Year Ended December 31,
  2017
From operations:
   Dividends                           $  8,166        $  3,788          $  1,683          $   2,573        $    762
   Mortality and expense risk and
     administrative charges              (6,742)         (2,785)           (2,574)            (5,477)         (2,526)
                                       --------        --------          --------          ---------        --------
   Net investment income (loss)           1,424           1,003              (891)            (2,904)         (1,764)
   Net realized gain (loss)              28,765             254            19,558                 --              --
   Capital gain distribution from
     mutual funds                        10,431          21,815             9,733                 --              --
   Change in unrealized
     appreciation (depreciation)
     of investments                      48,210             321             5,365                 --              --
                                       --------        --------          --------          ---------        --------
Increase (decrease) in net assets
  from operations                        88,830          23,393            33,765             (2,904)         (1,764)
                                       --------        --------          --------          ---------        --------
From contract transactions:
   Payments received from contract
     owners                                  --              --                --              8,595           3,000
   Payments for contract benefits
     or terminations                    (18,692)           (311)          (45,341)           (41,099)        (10,251)
   Transfers between sub-accounts
     (including fixed account), net      (4,494)             --               (15)          (137,769)          3,227
   Contract maintenance charges            (370)           (126)             (313)              (563)           (259)
                                       --------        --------          --------          ---------        --------
Increase (decrease) in net assets
  from contract transactions            (23,556)           (437)          (45,669)          (170,836)         (4,283)
                                       --------        --------          --------          ---------        --------
Increase (decrease) in net assets        65,274          22,956           (11,904)          (173,740)         (6,047)
Net assets at beginning of period       460,652         187,083           182,343            535,621         183,962
                                       --------        --------          --------          ---------        --------
Net assets at end of period            $525,926        $210,039          $170,439          $ 361,881        $177,915
                                       ========        ========          ========          =========        ========
Beginning units                          13,007           7,510             5,168             54,597          19,631
Units issued                                891              --                --                458             668
Units redeemed                           (1,508)            (17)           (1,149)           (18,645)         (1,127)
                                       --------        --------          --------          ---------        --------
Ending units                             12,390           7,493             4,019             36,410          19,172
                                       ========        ========          ========          =========        ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       7

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                               Fidelity VIP                      Invesco V.I.
                                           Fidelity VIP      Fidelity VIP       Investment       Fidelity VIP      American
                                              Growth          High Income       Grade Bond         Overseas       Franchise
                                         Portfolio Initial Portfolio Initial Portfolio Initial Portfolio Initial     Fund
                                               Class             Class             Class             Class         Series I
                                         ----------------- ----------------- ----------------- ----------------- ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                 $   2,261         $  7,977          $    304           $   767        $     --
   Mortality and expense risk and
     administrative charges                    (13,123)          (2,020)             (314)             (687)         (1,281)
                                             ---------         --------          --------           -------        --------
   Net investment income (loss)                (10,862)           5,957               (10)               80          (1,281)
   Net realized gain (loss)                     26,744              (96)           (1,723)              280             747
   Capital gain distribution from
     mutual funds                              127,846               --               177                --           5,736
   Change in unrealized appreciation
     (depreciation) of investments            (153,995)         (12,467)              759            (8,420)         (9,371)
                                             ---------         --------          --------           -------        --------
Increase (decrease) in net assets from
  operations                                   (10,267)          (6,606)             (797)           (8,060)         (4,169)
                                             ---------         --------          --------           -------        --------
From contract transactions:
   Payments received from contract
     owners                                      4,377               --                --                --              --
   Payments for contract benefits or
     terminations                              (44,400)          (2,386)          (19,788)               --            (284)
   Transfers between sub-accounts
     (including fixed account), net                 (5)              --                (2)                1              (1)
   Contract maintenance charges                   (492)             (67)              (27)              (21)           (110)
                                             ---------         --------          --------           -------        --------
Increase (decrease) in net assets from
  contract transactions                        (40,520)          (2,453)          (19,817)              (20)           (395)
                                             ---------         --------          --------           -------        --------
Increase (decrease) in net assets              (50,787)          (9,059)          (20,614)           (8,080)         (4,564)
Net assets at beginning of period              884,957          145,151            29,734            50,388          84,646
                                             ---------         --------          --------           -------        --------
Net assets at end of period                  $ 834,170         $136,092          $  9,120           $42,308        $ 80,082
                                             =========         ========          ========           =======        ========
Beginning units                                 23,024            6,993             1,287             2,083           4,518
Units issued                                       658               --                --                --              --
Units redeemed                                  (1,635)            (118)             (885)               (1)            (20)
                                             ---------         --------          --------           -------        --------
Ending units                                    22,047            6,875               402             2,082           4,498
                                             =========         ========          ========           =======        ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                 $   1,717         $  7,650          $    714           $   665        $     64
   Mortality and expense risk and
     administrative charges                    (11,107)          (1,992)             (412)             (638)         (1,135)
                                             ---------         --------          --------           -------        --------
   Net investment income (loss)                 (9,390)           5,658               302                27          (1,071)
   Net realized gain (loss)                     19,269               --               (32)              234          10,110
   Capital gain distribution from
     mutual funds                               55,373               --               131                43           6,267
   Change in unrealized appreciation
     (depreciation) of investments             155,793            1,850               405            10,868           3,496
                                             ---------         --------          --------           -------        --------
Increase (decrease) in net assets from
  operations                                   221,045            7,508               806            11,172          18,802
                                             ---------         --------          --------           -------        --------
From contract transactions:
   Payments for contract benefits or
     terminations                               (7,746)             (98)             (190)               --          (2,542)
   Transfers between sub-accounts
     (including fixed account), net             10,687               (2)               --                (3)        (13,345)
   Contract maintenance charges                   (471)             (68)              (65)              (15)           (108)
                                             ---------         --------          --------           -------        --------
Increase (decrease) in net assets from
  contract transactions                          2,470             (168)             (255)              (18)        (15,995)
                                             ---------         --------          --------           -------        --------
Increase (decrease) in net assets              223,515            7,340               551            11,154           2,807
Net assets at beginning of period              661,442          137,811            29,183            39,234          81,839
                                             ---------         --------          --------           -------        --------
Net assets at end of period                  $ 884,957         $145,151          $ 29,734           $50,388        $ 84,646
                                             =========         ========          ========           =======        ========
Beginning units                                 22,932            7,001             1,298             2,084           5,486
Units issued                                     1,039               --                --                --             576
Units redeemed                                    (947)              (8)              (11)               (1)         (1,544)
                                             ---------         --------          --------           -------        --------
Ending units                                    23,024            6,993             1,287             2,083           4,518
                                             =========         ========          ========           =======        ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       8

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                                                           Vanguard
                                                                                              Vanguard    Inflation-
                                                   Invesco V.I.   VanEck VIP    VanEck VIP    Dividend     Protected
                                                   International   Emerging     Global Hard  Growth Fund  Securities
                                                    Growth Fund  Markets Fund   Assets Fund   Investor   Fund Investor
                                                     Series I    Initial Class Initial Class   Shares       Shares
                                                   ------------- ------------- ------------- ----------- -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $  1,845      $     50      $     --      $   684      $   469
   Mortality and expense risk and administrative
     charges                                           (1,214)         (221)         (491)        (189)         (87)
                                                     --------      --------      --------      -------      -------
   Net investment income (loss)                           631          (171)         (491)         495          382
   Net realized gain (loss)                             8,089         1,087          (154)         473         (129)
   Capital gain distribution from mutual funds            625            --            --        2,106           --
   Change in unrealized appreciation
     (depreciation) of investments                    (22,690)       (5,262)      (10,279)      (3,082)        (607)
                                                     --------      --------      --------      -------      -------
Increase (decrease) in net assets from operations     (13,345)       (4,346)      (10,924)          (8)        (354)
                                                     --------      --------      --------      -------      -------
From contract transactions:
   Payments for contract benefits or terminations     (22,605)       (6,429)           --       (3,333)      (3,379)
   Transfers between sub-accounts (including
     fixed account), net                                   (1)           (1)           --           --           --
   Contract maintenance charges                          (111)          (11)           (8)          --           --
                                                     --------      --------      --------      -------      -------
Increase (decrease) in net assets from contract
  transactions                                        (22,717)       (6,441)           (8)      (3,333)      (3,379)
                                                     --------      --------      --------      -------      -------
Increase (decrease) in net assets                     (36,062)      (10,787)      (10,932)      (3,341)      (3,733)
Net assets at beginning of period                      97,311        18,910        37,315       36,441       18,434
                                                     --------      --------      --------      -------      -------
Net assets at end of period                          $ 61,249      $  8,123      $ 26,383      $33,100      $14,701
                                                     ========      ========      ========      =======      =======
Beginning units                                         3,858           563         1,483        1,012        1,115
Units redeemed                                           (962)         (242)           --          (90)        (208)
                                                     --------      --------      --------      -------      -------
Ending units                                            2,896           321         1,483          922          907
                                                     ========      ========      ========      =======      =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $  1,324      $     66      $     --      $   692      $   433
   Mortality and expense risk and administrative
     charges                                           (1,263)         (223)         (492)        (182)        (104)
                                                     --------      --------      --------      -------      -------
   Net investment income (loss)                            61          (157)         (492)         510          329
   Net realized gain (loss)                               676            47          (156)         264         (332)
   Capital gain distribution from mutual funds             --            --            --        1,154           --
   Change in unrealized appreciation
     (depreciation) of investments                     16,413         6,325          (530)       4,091          460
                                                     --------      --------      --------      -------      -------
Increase (decrease) in net assets from operations      17,150         6,215        (1,178)       6,019          457
                                                     --------      --------      --------      -------      -------
From contract transactions:
   Payments for contract benefits or terminations        (630)           --            (1)      (3,086)      (3,570)
   Transfers between sub-accounts (including
     fixed account), net                                   (5)           --            --           (1)          --
   Contract maintenance charges                          (114)          (10)           (8)          --           --
                                                     --------      --------      --------      -------      -------
Increase (decrease) in net assets from contract
  transactions                                           (749)          (10)           (9)      (3,087)      (3,570)
                                                     --------      --------      --------      -------      -------
Increase (decrease) in net assets                      16,401         6,205        (1,187)       2,932       (3,113)
Net assets at beginning of period                      80,910        12,705        38,502       33,509       21,547
                                                     --------      --------      --------      -------      -------
Net assets at end of period                          $ 97,311      $ 18,910      $ 37,315      $36,441      $18,434
                                                     ========      ========      ========      =======      =======
Beginning units                                         3,891           564         1,484        1,105        1,333
Units redeemed                                            (33)           (1)           (1)         (93)        (218)
                                                     --------      --------      --------      -------      -------
Ending units                                            3,858           563         1,483        1,012        1,115
                                                     ========      ========      ========      =======      =======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       9

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                              Vanguard
                                                                 Vanguard   LifeStrategy
                                                               LifeStrategy   Moderate                Vanguard VIF Vanguard VIF
                                                               Income Fund  Growth Fund  Vanguard VIF   Capital    Diversified
                                                                 Investor     Investor     Balanced      Growth       Value
                                                                  Shares       Shares     Portfolio    Portfolio    Portfolio
                                                               ------------ ------------ ------------ ------------ ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                     $   423     $      --    $  17,079     $   149      $   136
   Mortality and expense risk and administrative charges             (86)          (31)      (3,703)        (82)         (26)
                                                                 -------     ---------    ---------     -------      -------
   Net investment income (loss)                                      337           (31)      13,376          67          110
   Net realized gain (loss)                                           95        33,195       14,109       1,304         (208)
   Capital gain distribution from mutual funds                       109            --       36,058         467          267
   Change in unrealized appreciation (depreciation) of
     investments                                                    (804)      (29,569)     (86,228)     (1,021)        (601)
                                                                 -------     ---------    ---------     -------      -------
Increase (decrease) in net assets from operations                   (263)        3,595      (22,685)        817         (432)
                                                                 -------     ---------    ---------     -------      -------
From contract transactions:
   Payments for contract benefits or terminations                 (3,507)           --      (89,777)     (4,917)      (1,354)
   Transfers between sub-accounts (including fixed account),
     net                                                              --      (222,255)    (235,927)     10,677           --
                                                                 -------     ---------    ---------     -------      -------
Increase (decrease) in net assets from contract transactions      (3,507)     (222,255)    (325,704)      5,760       (1,354)
                                                                 -------     ---------    ---------     -------      -------
Increase (decrease) in net assets                                 (3,770)     (218,660)    (348,389)      6,577       (1,786)
Net assets at beginning of period                                 18,266       218,660      981,142      17,752        5,729
                                                                 -------     ---------    ---------     -------      -------
Net assets at end of period                                      $14,496     $      --    $ 632,753     $24,329      $ 3,943
                                                                 =======     =========    =========     =======      =======
Beginning units                                                    1,007         9,109       31,800         382          180
Units issued                                                          --            --           --         303           --
Units redeemed                                                      (195)       (9,109)     (10,457)       (152)         (43)
                                                                 -------     ---------    ---------     -------      -------
Ending units                                                         812            --       21,343         533          137
                                                                 =======     =========    =========     =======      =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                     $   438     $   4,737    $  23,483     $    23      $   176
   Mortality and expense risk and administrative charges            (102)       (1,122)      (5,043)        (64)         (31)
                                                                 -------     ---------    ---------     -------      -------
   Net investment income (loss)                                      336         3,615       18,440         (41)         145
   Net realized gain (loss)                                          102         2,532       (3,144)        511         (168)
   Capital gain distribution from mutual funds                        23           345       36,989          51          588
   Change in unrealized appreciation (depreciation) of
     investments                                                     767        22,676       76,218       2,335          145
                                                                 -------     ---------    ---------     -------      -------
Increase (decrease) in net assets from operations                  1,228        29,168      128,503       2,856          710
                                                                 -------     ---------    ---------     -------      -------
From contract transactions:
   Payments for contract benefits or terminations                 (3,616)      (21,210)    (111,933)     (3,469)      (1,346)
   Transfers between sub-accounts (including fixed account),
     net                                                              --            (6)     (13,594)     16,433           --
                                                                 -------     ---------    ---------     -------      -------
Increase (decrease) in net assets from contract transactions      (3,616)      (21,216)    (125,527)     12,964       (1,346)
                                                                 -------     ---------    ---------     -------      -------
Increase (decrease) in net assets                                 (2,388)        7,952        2,976      15,820         (636)
Net assets at beginning of period                                 20,654       210,708      978,166       1,932        6,365
                                                                 -------     ---------    ---------     -------      -------
Net assets at end of period                                      $18,266     $ 218,660    $ 981,142     $17,752      $ 5,729
                                                                 =======     =========    =========     =======      =======
Beginning units                                                    1,212        10,046       36,181          53          225
Units issued                                                          --            --           --         423           --
Units redeemed                                                      (205)         (937)      (4,381)        (94)         (45)
                                                                 -------     ---------    ---------     -------      -------
Ending units                                                       1,007         9,109       31,800         382          180
                                                                 =======     =========    =========     =======      =======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      10

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                   Vanguard VIF  Vanguard VIF Vanguard VIF  Vanguard VIF  Vanguard VIF
                                                   Equity Income Equity Index    Growth      High Yield   International
                                                     Portfolio    Portfolio    Portfolio   Bond Portfolio   Portfolio
                                                   ------------- ------------ ------------ -------------- -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $ 10,232      $    238     $    73       $     89      $  3,520
   Mortality and expense risk and administrative
     charges                                           (2,265)          (39)       (141)           (10)       (2,305)
                                                     --------      --------     -------       --------      --------
   Net investment income (loss)                         7,967           199         (68)            79         1,215
   Net realized gain (loss)                               745         1,879       1,659             (1)       16,104
   Capital gain distribution from mutual funds         26,989           231       1,130             --        11,781
   Change in unrealized appreciation
     (depreciation) of investments                    (63,233)       (1,643)     (3,029)          (136)      (82,524)
                                                     --------      --------     -------       --------      --------
Increase (decrease) in net assets from operations     (27,532)          666        (308)           (58)      (53,424)
                                                     --------      --------     -------       --------      --------
From contract transactions:
   Payments for contract benefits or terminations     (49,359)       (1,765)     (7,182)          (115)      (50,625)
   Transfers between sub-accounts (including
     fixed account), net                               59,599       (13,382)     16,542             --         8,278
                                                     --------      --------     -------       --------      --------
Increase (decrease) in net assets from contract
  transactions                                         10,240       (15,147)      9,360           (115)      (42,347)
                                                     --------      --------     -------       --------      --------
Increase (decrease) in net assets                     (17,292)      (14,481)      9,052           (173)      (95,771)
Net assets at beginning of period                     400,969        14,481      23,418          1,897       442,606
                                                     --------      --------     -------       --------      --------
Net assets at end of period                          $383,677      $     --     $32,470       $  1,724      $346,835
                                                     ========      ========     =======       ========      ========
Beginning units                                        11,240           451         738             83        12,990
Units issued                                            1,642            15         533             --           700
Units redeemed                                         (1,384)         (466)       (245)            (5)       (1,980)
                                                     --------      --------     -------       --------      --------
Ending units                                           11,498            --       1,026             78        11,710
                                                     ========      ========     =======       ========      ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $ 10,136      $     --     $    33       $    749      $  4,273
   Mortality and expense risk and administrative
     charges                                           (2,027)          (48)        (90)           (35)       (2,091)
                                                     --------      --------     -------       --------      --------
   Net investment income (loss)                         8,109           (48)        (57)           714         2,182
   Net realized gain (loss)                              (597)          121         384            789         7,062
   Capital gain distribution from mutual funds         12,761            --         396             --         2,613
   Change in unrealized appreciation
     (depreciation) of investments                     43,261         1,643       3,401           (930)      124,443
                                                     --------      --------     -------       --------      --------
Increase (decrease) in net assets from operations      63,534         1,716       4,124            573       136,300
                                                     --------      --------     -------       --------      --------
From contract transactions:
   Payments for contract benefits or terminations     (42,252)       (2,151)     (3,963)        (1,049)      (43,688)
   Transfers between sub-accounts (including
     fixed account), net                              (13,705)       14,916      17,373        (13,399)       19,078
                                                     --------      --------     -------       --------      --------
Increase (decrease) in net assets from contract
  transactions                                        (55,957)       12,765      13,410        (14,448)      (24,610)
                                                     --------      --------     -------       --------      --------
Increase (decrease) in net assets                       7,577        14,481      17,534        (13,875)      111,690
Net assets at beginning of period                     393,392            --       5,884         15,772       330,916
                                                     --------      --------     -------       --------      --------
Net assets at end of period                          $400,969      $ 14,481     $23,418       $  1,897      $442,606
                                                     ========      ========     =======       ========      ========
Beginning units                                        12,973            --         241            738        13,785
Units issued                                               --           528         651             --           700
Units redeemed                                         (1,733)          (77)       (154)          (655)       (1,495)
                                                     --------      --------     -------       --------      --------
Ending units                                           11,240           451         738             83        12,990
                                                     ========      ========     =======       ========      ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      11

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                                Vanguard VIF Vanguard VIF
                                                   Vanguard VIF                  Short-Term     Small     Vanguard VIF
                                                     Mid-Cap     Vanguard VIF   Investment-    Company     Total Bond
                                                      Index       Real Estate      Grade        Growth    Market Index
                                                    Portfolio   Index Portfolio  Portfolio    Portfolio    Portfolio
                                                   ------------ --------------- ------------ ------------ ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $     11      $    353        $  --       $    93      $  9,783
   Mortality and expense risk and administrative
     charges                                               (3)          (60)          --          (155)       (2,106)
                                                     --------      --------        -----       -------      --------
   Net investment income (loss)                             8           293           --           (62)        7,677
   Net realized gain (loss)                                72           (87)          --            29        (3,356)
   Capital gain distribution from mutual funds             43           433           --         2,518           828
   Change in unrealized appreciation
     (depreciation) of investments                       (128)       (1,290)          --        (7,210)       (7,654)
                                                     --------      --------        -----       -------      --------
Increase (decrease) in net assets from operations          (5)         (651)          --        (4,725)       (2,505)
                                                     --------      --------        -----       -------      --------
From contract transactions:
   Payments for contract benefits or terminations        (869)       (1,059)          --        (7,765)      (43,333)
   Transfers between sub-accounts (including
     fixed account), net                                   (2)           (3)          --         5,938       375,168
                                                     --------      --------        -----       -------      --------
Increase (decrease) in net assets from contract
  transactions                                           (871)       (1,062)          --        (1,827)      331,835
                                                     --------      --------        -----       -------      --------
Increase (decrease) in net assets                        (876)       (1,713)          --        (6,552)      329,330
Net assets at beginning of period                       1,033        12,134           16        23,636        65,262
                                                     --------      --------        -----       -------      --------
Net assets at end of period                          $    157      $ 10,421        $  16       $17,084      $394,592
                                                     ========      ========        =====       =======      ========
Beginning units                                            26           352            1           631         3,971
Units issued                                               --            --           --           474        22,888
Units redeemed                                            (22)          (31)          --          (610)       (2,694)
                                                     --------      --------        -----       -------      --------
Ending units                                                4           321            1           495        24,165
                                                     ========      ========        =====       =======      ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $    186      $    666        $   3       $   111      $  1,670
   Mortality and expense risk and administrative
     charges                                              (33)          (92)          --          (121)         (357)
                                                     --------      --------        -----       -------      --------
   Net investment income (loss)                           153           574            3           (10)        1,313
   Net realized gain (loss)                               522        (1,193)          (1)           82          (255)
   Capital gain distribution from mutual funds            679         1,189           --         1,535           225
   Change in unrealized appreciation
     (depreciation) of investments                       (126)         (150)           1         3,179           739
                                                     --------      --------        -----       -------      --------
Increase (decrease) in net assets from operations       1,228           420            3         4,786         2,022
                                                     --------      --------        -----       -------      --------
From contract transactions:
   Payments for contract benefits or terminations      (1,769)       (2,467)        (268)       (4,830)       (6,319)
   Transfers between sub-accounts (including
     fixed account), net                              (13,772)      (13,510)          --         1,126            --
                                                     --------      --------        -----       -------      --------
Increase (decrease) in net assets from contract
  transactions                                        (15,541)      (15,977)        (268)       (3,704)       (6,319)
                                                     --------      --------        -----       -------      --------
Increase (decrease) in net assets                     (14,313)      (15,557)        (265)        1,082        (4,297)
Net assets at beginning of period                      15,346        27,691          281        22,554        69,559
                                                     --------      --------        -----       -------      --------
Net assets at end of period                          $  1,033      $ 12,134        $  16       $23,636      $ 65,262
                                                     ========      ========        =====       =======      ========
Beginning units                                           460           838           20           740         4,357
Units issued                                               --            --           --            52            --
Units redeemed                                           (434)         (486)         (19)         (161)         (386)
                                                     --------      --------        -----       -------      --------
Ending units                                               26           352            1           631         3,971
                                                     ========      ========        =====       =======      ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      12

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                     Vanguard VIF
                                                                     Total Stock
                                                                     Market Index
                                                                      Portfolio
                                                                     ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                           $  1,180
   Mortality and expense risk and administrative charges                   (372)
                                                                       --------
   Net investment income (loss)                                             808
   Net realized gain (loss)                                               2,484
   Capital gain distribution from mutual funds                            3,016
   Change in unrealized appreciation (depreciation) of investments       (9,207)
                                                                       --------
Increase (decrease) in net assets from operations                        (2,899)
                                                                       --------
From contract transactions:
   Payments for contract benefits or terminations                       (13,419)
   Transfers between sub-accounts (including fixed account), net         (4,617)
                                                                       --------
Increase (decrease) in net assets from contract transactions            (18,036)
                                                                       --------
Increase (decrease) in net assets                                       (20,935)
Net assets at beginning of period                                        78,358
                                                                       --------
Net assets at end of period                                            $ 57,423
                                                                       ========
Beginning units                                                           2,354
Units issued                                                                 12
Units redeemed                                                             (534)
                                                                       --------
Ending units                                                              1,832
                                                                       ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                           $  1,627
   Mortality and expense risk and administrative charges                   (421)
                                                                       --------
   Net investment income (loss)                                           1,206
   Net realized gain (loss)                                               1,427
   Capital gain distribution from mutual funds                            4,433
   Change in unrealized appreciation (depreciation) of investments        7,964
                                                                       --------
Increase (decrease) in net assets from operations                        15,030
                                                                       --------
From contract transactions:
   Payments for contract benefits or terminations                       (19,510)
   Transfers between sub-accounts (including fixed account), net           (957)
                                                                       --------
Increase (decrease) in net assets from contract transactions            (20,467)
                                                                       --------
Increase (decrease) in net assets                                        (5,437)
Net assets at beginning of period                                        83,795
                                                                       --------
Net assets at end of period                                            $ 78,358
                                                                       ========
Beginning units                                                           3,030
Units issued                                                                 13
Units redeemed                                                             (689)
                                                                       --------
Ending units                                                              2,354
                                                                       ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      13

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

1. Organization

Separate Account USL A (the Separate Account) is a segregated investment account established by The United States Life Insurance Company in the City of New York (the Company) to receive and invest premium payments from variable annuity contracts issued by the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account includes the following products, which are no longer available for sale:

 Gallery                                Paradigm
 Group Immediate Variable Annuity       Profile
 Ovation                                The Variable Annuity
 Ovation Advisor                        Trilogy
 Ovation Plus                           Vanguard Group Immediate Variable
                                        Annuity

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the years in the period then ended, all periods to reflect a full twelve month period, except as noted below.

 -----------------------------------------------------------------------------
 AB Variable Products Series Fund,
 Inc. (AB VPS)
 AB VPS Balanced Wealth Strategy        AB VPS International Growth Portfolio
 Portfolio Class A                      Class A
 AB VPS Global Thematic Growth          AB VPS International Value Portfolio
 Portfolio Class A                      Class A
 AB VPS Global Thematic Growth          AB VPS Large Cap Growth Portfolio
 Portfolio Class B                      Class A
 AB VPS Growth and Income Portfolio     AB VPS Large Cap Growth Portfolio
 Class A                                Class B
 AB VPS Growth and Income Portfolio     AB VPS Real Estate Investment
 Class B                                Portfolio Class A
 AB VPS Growth Portfolio Class A        AB VPS Small Cap Growth Portfolio
                                        Class A
 AB VPS Growth Portfolio Class B        AB VPS Small/Mid Cap Value Portfolio
                                        Class A
 AB VPS Intermediate Bond Portfolio     AB VPS Value Portfolio Class B
 Class A
 AB VPS Intermediate Bond Portfolio
 Class B/(a)/
 -----------------------------------------------------------------------------

 BlackRock Variable Series Funds, Inc.
 (BlackRock)
 BlackRock Advantage Large Cap Core     BlackRock Global Opportunities V.I.
 V.I. Fund Class I/(a)/                 Fund - Class I/(a)(d)/
 BlackRock Advantage U.S. Total Market  BlackRock Government Money Market
 V.I. Fund Class I/(a)/                 V.I. Fund Class I/(a)/
 BlackRock Basic Value V.I. Fund Class  BlackRock International V.I. Fund
 I/(a)/                                 Class I/(a)/
 BlackRock Equity Dividend V.I. Fund    BlackRock Large Cap Focus Growth V.I.
 Class I/(a)/                           Fund Class I/(a)/
 BlackRock Global Allocation V.I. Fund
 Class I/(a)/
 -----------------------------------------------------------------------------

 BlackRock Variable Series Funds II,
 Inc. (BlackRock)/(c)/
 BlackRock High Yield V.I. Fund Class   BlackRock Total Return V.I. Fund
 I/(a)/                                 Class I/(a)/
 -----------------------------------------------------------------------------

 Delaware VIP Trust (Delaware)
 Delaware VIP High Yield Series         Delaware VIP Smid Cap Core Series
 Standard Class                         Standard Class
 Delaware VIP Limited-Term Diversified  Delaware VIP Value Series Standard
 Income Series Standard Class           Class
 -----------------------------------------------------------------------------

 Dreyfus Stock Index Fund, Inc.
 Dreyfus Stock Index Fund, Inc.
 Initial Shares
 -----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      14

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


 Fidelity Variable Insurance Products
 (Fidelity VIP)
 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Growth Portfolio Initial
 Initial Class                          Class
 Fidelity VIP Contrafund Portfolio      Fidelity VIP High Income Portfolio
 Initial Class                          Initial Class
 Fidelity VIP Government Money Market   Fidelity VIP Investment Grade Bond
 Portfolio Initial Class                Portfolio Initial Class
 Fidelity VIP Government Money Market   Fidelity VIP Overseas Portfolio
 Portfolio Service Class 2              Initial Class
 -----------------------------------------------------------------------------

 Invesco Variable Insurance Funds
 (Invesco V.I.)
 Invesco V.I. American Franchise Fund   Invesco V.I. International Growth
 Series I                               Fund Series I
 -----------------------------------------------------------------------------

 Lincoln Variable Insurance Products
 Trust (LVIPT)
 LVIP BlackRock Scientific Allocation
 Fund Standard Class/(a)/
 -----------------------------------------------------------------------------

 Van Eck VIP Trust (VanEck VIP)
 VanEck VIP Emerging Markets Fund       VanEck VIP Global Hard Assets Fund
 Initial Class                          Initial Class
 -----------------------------------------------------------------------------

 The Vanguard Group, Inc. (Vanguard)
 Vanguard 500 Index Fund Investor       Vanguard LifeStrategy Moderate Growth
 Shares/(a)/                            Fund Investor Shares
 Vanguard Dividend Growth Fund          Vanguard Small-Cap Growth Index Fund
 Investor Shares                        Investor Shares/(a)/
 Vanguard Federal Money Market Fund     Vanguard Small-Cap Value Index Fund
 Investor Shares/(a)/                   Investor Shares/(a)/
 Vanguard GNMA Fund Investor            Vanguard Total Bond Market Index Fund
 Shares/(a)/                            Investor Shares/(a)/
 Vanguard Inflation-Protected           Vanguard U.S. Growth Fund Investor
 Securities Fund Investor Shares        Shares/(a)/
 Vanguard LifeStrategy Conservative     Vanguard Wellington Fund Investor
 Growth Fund Investor Shares/(a)/       Shares/(a)/
 Vanguard LifeStrategy Growth Fund      Vanguard Windsor Fund Investor
 Investor Shares/(a)/                   Shares/(a)/
 Vanguard LifeStrategy Income Fund
 Investor Shares
 -----------------------------------------------------------------------------

 Vanguard Variable Insurance Fund
 (Vanguard VIF)
 Vanguard VIF Balanced Portfolio        Vanguard VIF International Portfolio
 Vanguard VIF Capital Growth Portfolio  Vanguard VIF Mid-Cap Index Portfolio
 Vanguard VIF Conservative Allocation   Vanguard VIF Moderate Allocation
 Portfolio/(a)/                         Portfolio/(a)/
 Vanguard VIF Diversified Value         Vanguard VIF Real Estate Index
 Portfolio                              Portfolio/(b)/
 Vanguard VIF Equity Income Portfolio   Vanguard VIF Short-Term
                                        Investment-Grade Portfolio
 Vanguard VIF Equity Index Portfolio    Vanguard VIF Small Company Growth
                                        Portfolio
 Vanguard VIF Growth Portfolio          Vanguard VIF Total Bond Market Index
                                        Portfolio
 Vanguard VIF High Yield Bond Portfolio Vanguard VIF Total Stock Market Index
                                        Portfolio
 -----------------------------------------------------------------------------

(a)These funds had no activity in the current year.
(b)Formerly Vanguard VIF REIT Index Portfolio.
(c)The BlackRock High Yield V.I. Fund and the BlackRock Total Return V.I. Fund were reorganized into the BlackRock Variable Series Funds II, Inc. on September 17, 2018.
(d)For the period January 1, 2017 to December 31, 2017 and January 1, 2018 to June 29, 2018 (cessation of operations).

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

--------------------------------------------------------------------------------
                                      15

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Reserves for Annuity Contracts in Payout: Net assets allocated to contracts in the payout period are based on industry standard mortality tables depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions.

An assumed interest rate of 5.00 percent is used in determining annuity payments for all contracts.

At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, the Company makes payments to the Separate Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Separate Account to the General Account. Transfers between the General Account and the Separate Account, if any, are disclosed as adjustments to net assets allocated to contracts in payout period in the Statements of Operations and Changes in Net Assets. Annuity benefit payments are recorded as payments for contract benefits or terminations in the Statements of Operations and Changes in Net Assets.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

.. Level 1--Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

.. Level 2--Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3--Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the

--------------------------------------------------------------------------------
                                      16

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

   Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

The exact rate depends on the particular product issued. Expense charges for each product are as follows:

                                     Separate Account Annual
                                         Charges Maximum
                   Products                Annual Rate
                   --------          -----------------------
                   Gallery                    1.40%
                   GIVA                       1.25%
                   Ovation                    1.40%
                   Ovation Advisor            1.40%
                   Ovation Plus               1.40%
                   Paradigm                   1.40%
                   Profile                    1.40%
                   Trilogy                    1.40%
                   Vanguard SPIA              0.52%
                   Variable Annuity           1.25%

Annual Administrative Charge: An annual administrative expense charge may be assessed against each contract on its anniversary date. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

An annual administrative expense charge of $30 may be assessed against each contract. Contracts under the Vanguard SPIA and GIVA products are not subject to the annual administrative expense charge.

Distribution Charge: Daily charges for distribution expense are assessed on contracts issued under certain product and are equivalent to certain percentage of the value of the contracts. This covers all expenses associated with the distribution of the contract. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      17

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


An annual distribution charge of 0.20 percent of the value of the contracts is assessed against all contracts issued under the Ovation Plus product.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

The maximum withdrawal charge is 6 percent of the contract value subject to a maximum charge of 8.50 percent of premiums paid for single premium contracts and a maximum charge of 6 percent of premiums paid for flexible premium contracts. Contracts under the Ovation Advisor, Vanguard SPIA and GIVA products are not subject to withdrawal charges.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $10 is assessed on each transfer in excess of 12 transfers during the contract year may be assessed on all contracts issued under the Vanguard SPIA and GIVA products.

Accidental Death Benefit Charge: Daily charges for the accidental death benefit
(ADB) option are assessed through the daily unit value calculation on all contracts that have elected this option. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

An annual charge of 0.05 percent of the value of the contracts is assessed against all contracts that have elected this option.

Death Benefit Rider Charges: Daily charges for the death benefit rider option are assessed on all contracts that have elected this option and are equivalent to an annual rate applied on the value of the contract. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

 Plan                                    Death Benefit Rider Annual Charges
 ----                                   -------------------------------------
 Annual Ratchet Plan                    0.10% of the contract value
 Equity Assurance Plan                  0.20% of the contract value

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.50 percent. Some states assess premium taxes at the time of purchase payments, while some other states assess premium taxes when annuity payments begin or upon surrender. There are certain states that do not assess premium taxes. If the law of the state requires premium taxes to be paid when purchase payments are made, the Company will deduct the tax from such payments prior to depositing the payments into the Separate Account. Otherwise, such tax will be deducted from the account value when annuity payments begin. Premium taxes are included as part of the payments received from contract owners line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      18

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                                    Cost of Purchases Proceeds from Sales
------------                                                    ----------------- -------------------
AB VPS Balanced Wealth Strategy Portfolio Class A                   $150,587           $235,857
AB VPS Global Thematic Growth Portfolio Class A                       24,421            179,982
AB VPS Global Thematic Growth Portfolio Class B                          797             30,712
AB VPS Growth and Income Portfolio Class A                           676,409            572,625
AB VPS Growth and Income Portfolio Class B                           323,580            237,437
AB VPS Growth Portfolio Class A                                      395,052            277,044
AB VPS Growth Portfolio Class B                                       75,569            164,947
AB VPS Intermediate Bond Portfolio Class A                            89,391            332,738
AB VPS International Growth Portfolio Class A                         58,861            208,622
AB VPS International Value Portfolio Class A                          32,210             69,002
AB VPS Large Cap Growth Portfolio Class A                            496,423            541,504
AB VPS Large Cap Growth Portfolio Class B                             87,912            151,877
AB VPS Real Estate Investment Portfolio Class A                       44,693            105,740
AB VPS Small Cap Growth Portfolio Class A                             55,693            193,944
AB VPS Small/Mid Cap Value Portfolio Class A                         124,318             88,599
AB VPS Value Portfolio Class B                                        12,140            175,192
Delaware VIP High Yield Series Standard Class                            928                198
Delaware VIP Limited-Term Diversified Income Series Standard
  Class                                                                  241                116
Delaware VIP Smid Cap Core Series Standard Class                      95,485            217,007
Delaware VIP Value Series Standard Class                              27,937            142,910
Dreyfus Stock Index Fund, Inc. Initial Shares                         20,527             38,568
Fidelity VIP Asset Manager Portfolio Initial Class                    10,362              3,390
Fidelity VIP Contrafund Portfolio Initial Class                       15,917             11,387
Fidelity VIP Government Money Market Portfolio Initial Class           5,223            113,335
Fidelity VIP Government Money Market Portfolio Service Class 2         3,055             35,719
Fidelity VIP Growth Portfolio Initial Class                          130,107             53,642
Fidelity VIP High Income Portfolio Initial Class                       7,977              4,473
Fidelity VIP Investment Grade Bond Portfolio Initial Class               481             20,130
Fidelity VIP Overseas Portfolio Initial Class                            767                707
Invesco V.I. American Franchise Fund Series I                          5,736              1,675
Invesco V.I. International Growth Fund Series I                        2,470             23,931
VanEck VIP Emerging Markets Fund Initial Class                            50              6,660
VanEck VIP Global Hard Assets Fund Initial Class                          --                498
Vanguard Dividend Growth Fund Investor Shares                          2,790              3,522
Vanguard Inflation-Protected Securities Fund Investor Shares             469              3,466
Vanguard LifeStrategy Income Fund Investor Shares                        532              3,593
Vanguard LifeStrategy Moderate Growth Fund Investor Shares                --            222,286
Vanguard VIF Balanced Portfolio                                       53,136            329,407
Vanguard VIF Capital Growth Portfolio                                 13,885              7,591
Vanguard VIF Diversified Value Portfolio                                 403              1,381
Vanguard VIF Equity Income Portfolio                                  96,811             51,615
Vanguard VIF Equity Index Portfolio                                      835             15,552
Vanguard VIF Growth Portfolio                                         18,931              8,509
Vanguard VIF High Yield Bond Portfolio                                    89                125
Vanguard VIF International Portfolio                                  40,232             69,583
Vanguard VIF Mid-Cap Index Portfolio                                      54                873
Vanguard VIF Real Estate Index Portfolio                                 786              1,121
Vanguard VIF Small Company Growth Portfolio                           22,467             21,837
Vanguard VIF Total Bond Market Index Portfolio                       385,783             45,443
Vanguard VIF Total Stock Market Index Portfolio                        4,477             18,689

--------------------------------------------------------------------------------
                                      19

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                         December 31, 2018                    For the Year Ended December 31, 2018
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Balanced Wealth
  Strategy Portfolio Class A    86,705            15.67      1,358,324         1.96               1.40            -7.48
AB VPS Global Thematic Growth
  Portfolio Class A             61,187 21.26      23.64      1,445,832         0.00               1.40           -11.06
AB VPS Global Thematic Growth
  Portfolio Class B             25,516             8.86        226,115         0.00               1.40           -11.24
AB VPS Growth and Income
  Portfolio Class A             57,941 49.55      78.41      4,456,749         1.04               1.40            -6.93
AB VPS Growth and Income
  Portfolio Class B             21,031            74.67      1,570,425         0.74               1.40            -7.16
AB VPS Growth Portfolio
  Class A                       45,365 39.28      61.50      2,764,231         0.00               1.40             2.56
AB VPS Growth Portfolio Class
  B                              9,192            58.56        538,270         0.00               1.40             2.32
AB VPS Intermediate Bond
  Portfolio Class A            122,209            23.06      2,817,886         1.24               1.40            -2.11
AB VPS International Growth
  Portfolio Class A             28,941            32.58        943,000         0.67               1.40           -18.57
AB VPS International Value
  Portfolio Class A             17,106            15.38        263,127         1.56               1.40           -23.87
AB VPS Large Cap Growth
  Portfolio Class A             53,235            74.52      3,967,019         0.00               1.40             1.14
AB VPS Large Cap Growth
  Portfolio Class B             37,261            17.68        658,645         0.00               1.40             0.89
AB VPS Real Estate Investment
  Portfolio Class A             13,434            49.26        661,780         1.91               1.40            -5.47
AB VPS Small Cap Growth
  Portfolio Class A             27,306 32.31      33.17        904,139         0.00               1.40            -2.28
AB VPS Small/Mid Cap Value
  Portfolio Class A             23,627            37.38        883,252         0.51               1.40           -16.22
AB VPS Value Portfolio Class B  35,193            16.16        568,662         1.02               1.40           -16.53
Delaware VIP High Yield
  Series Standard Class            326            45.31         14,788         6.09               1.25            -5.66
Delaware VIP Limited-Term
  Diversified Income Series
  Standard Class                   327            27.50          9,005         2.76               1.25            -1.02
Delaware VIP Smid Cap Core
  Series Standard Class          1,033            87.10         89,936         0.25               1.25           -13.22
Delaware VIP Value Series
  Standard Class                 2,304            86.93        200,305         1.35               1.25            -3.95
Dreyfus Stock Index Fund,
  Inc. Initial Shares           11,659            39.91        465,367         1.73               1.40            -5.97
Fidelity VIP Asset Manager
  Portfolio Initial Class        7,477            26.16        195,602         1.77               1.40            -6.67
Fidelity VIP Contrafund
  Portfolio Initial Class        3,810            39.15        149,148         0.75               1.40            -7.69
Fidelity VIP Government Money
  Market Portfolio Initial
  Class                         26,630  9.35      10.09        253,769         1.70        0.52   1.40    0.23     1.12
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                       15,655             9.28        145,250         1.43               1.40            -0.02
Fidelity VIP Growth Portfolio
  Initial Class                 22,047            37.84        834,170         0.26               1.40            -1.56
Fidelity VIP High Income
  Portfolio Initial Class        6,875            19.80        136,092         5.67               1.40            -4.64
Fidelity VIP Investment Grade
  Bond Portfolio Initial Class     402            22.66          9,120         1.56               1.40            -1.92
Fidelity VIP Overseas
  Portfolio Initial Class        2,082            20.32         42,308         1.65               1.40           -16.00
Invesco V.I. American
  Franchise Fund Series I        4,498            17.80         80,082         0.00               1.40            -4.97
Invesco V.I. International
  Growth Fund Series I           2,896            21.15         61,249         2.33               1.40           -16.17
VanEck VIP Emerging Markets
  Fund Initial Class               321            25.33          8,123         0.37               1.40           -24.56
VanEck VIP Global Hard Assets
  Fund Initial Class             1,483            17.79         26,383         0.00               1.40           -29.28
Vanguard Dividend Growth Fund
  Investor Shares                  922            35.89         33,100         1.97               0.52            -0.34
Vanguard Inflation-Protected
  Securities Fund Investor
  Shares                           907            16.20         14,701         2.83               0.52            -2.00
Vanguard LifeStrategy Income
  Fund Investor Shares             812            17.86         14,496         2.58               0.52            -1.57
Vanguard LifeStrategy
  Moderate Growth Fund
  Investor Shares                   --            24.38             --         0.00               0.52             1.57
Vanguard VIF Balanced
  Portfolio                     21,343            29.65        632,753         2.12               0.52            -3.91
Vanguard VIF Capital Growth
  Portfolio                        533            45.64         24,329         0.71               0.52            -1.69
Vanguard VIF Diversified
  Value Portfolio                  137            28.83          3,943         2.81               0.52            -9.59
Vanguard VIF Equity Income
  Portfolio                     11,498            33.37        383,677         2.61               0.52            -6.46
Vanguard VIF Equity Index
  Portfolio                         --            33.36             --         1.68               0.52             3.90
Vanguard VIF Growth Portfolio    1,026            31.64         32,470         0.26               0.52            -0.32
Vanguard VIF High Yield Bond
  Portfolio                         78            22.01          1,724         4.92               0.52            -3.24
Vanguard VIF International
  Portfolio                     11,710            29.62        346,835         0.89               0.52           -13.07
Vanguard VIF Mid-Cap Index
  Portfolio                          4            35.65            157         1.85               0.52            -9.80
Vanguard VIF Real Estate
  Index Portfolio                  321            32.44         10,421         3.13               0.52            -5.85
Vanguard VIF Short-Term
  Investment-Grade Portfolio         1            14.68             16         0.00               0.52             0.51
Vanguard VIF Small Company
  Growth Portfolio                 495            34.54         17,084         0.46               0.52            -7.75
Vanguard VIF Total Bond
  Market Index Portfolio        24,165            16.33        394,592         4.25               0.52            -0.65
Vanguard VIF Total Stock
  Market Index Portfolio         1,832            31.34         57,423         1.74               0.52            -5.83

--------------------------------------------------------------------------------
                                      20

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                         December 31, 2017                    For the Year Ended December 31, 2017
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Balanced Wealth
  Strategy Portfolio Class A    99,019            16.93      1,676,647         2.11               1.40            14.24
AB VPS Global Thematic Growth
  Portfolio Class A             66,181 23.91      26.57      1,758,269         0.50               1.40            34.77
AB VPS Global Thematic Growth
  Portfolio Class B             28,265             9.98        282,201         0.27               1.40            34.41
AB VPS Growth and Income
  Portfolio Class A             63,090 53.24      84.24      5,221,219         1.37               1.40            17.28
AB VPS Growth and Income
  Portfolio Class B             22,223            80.43      1,787,427         1.16               1.40            16.95
AB VPS Growth Portfolio
  Class A                       48,427 38.30      59.97      2,878,641         0.00               1.40            32.64
AB VPS Growth Portfolio Class
  B                             11,750            57.23        672,456         0.00               1.40            32.29
AB VPS Intermediate Bond
  Portfolio Class A            134,356            23.55      3,164,598         3.19               1.40             2.08
AB VPS International Growth
  Portfolio Class A             32,595            40.01      1,304,156         1.17               1.40            33.15
AB VPS International Value
  Portfolio Class A             18,990            20.21        383,705         2.23               1.40            23.68
AB VPS Large Cap Growth
  Portfolio Class A             59,116            73.68      4,355,440         0.00               1.40            30.16
AB VPS Large Cap Growth
  Portfolio Class B             44,798            17.52        784,884         0.00               1.40            29.85
AB VPS Real Estate Investment
  Portfolio Class A             15,285            52.11        796,558         1.82               1.40             5.06
AB VPS Small Cap Growth
  Portfolio Class A             31,852 33.06      33.94      1,079,544         0.00               1.40            32.27
AB VPS Small/Mid Cap Value
  Portfolio Class A             24,516            44.62      1,093,922         0.44               1.40            11.58
AB VPS Value Portfolio Class B  43,855            19.36        848,982         1.10               1.40            11.72
Delaware VIP High Yield
  Series Standard Class            326            48.03         15,680         5.84               1.25             6.15
Delaware VIP Limited-Term
  Diversified Income Series
  Standard Class                   328            27.78          9,101         1.86               1.25             0.90
Delaware VIP Smid Cap Core
  Series Standard Class          3,085           100.37        309,635         0.32               1.25            17.18
Delaware VIP Value Series
  Standard Class                 3,710            90.50        335,775         2.00               1.25            12.39
Dreyfus Stock Index Fund,
  Inc. Initial Shares           12,390            42.45        525,926         1.66               1.40            19.85
Fidelity VIP Asset Manager
  Portfolio Initial Class        7,493            28.03        210,039         1.91               1.40            12.52
Fidelity VIP Contrafund
  Portfolio Initial Class        4,019            42.41        170,439         0.95               1.40            20.19
Fidelity VIP Government Money
  Market Portfolio Initial
  Class                         36,410  8.97       9.33        361,881         0.57        0.52   1.40   -4.60    -0.72
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                       19,172             9.28        177,915         0.42               1.40            -0.97
Fidelity VIP Growth Portfolio
  Initial Class                 23,024            38.44        884,957         0.22               1.40            33.26
Fidelity VIP High Income
  Portfolio Initial Class        6,993            20.76        145,151         5.41               1.40             5.45
Fidelity VIP Investment Grade
  Bond Portfolio Initial Class   1,287            23.10         29,734         2.42               1.40             2.77
Fidelity VIP Overseas
  Portfolio Initial Class        2,083            24.19         50,388         1.48               1.40            28.48
Invesco V.I. American
  Franchise Fund Series I        4,518            18.73         84,646         0.08               1.40            25.58
Invesco V.I. International
  Growth Fund Series I           3,858            25.22         97,311         1.49               1.40            21.30
VanEck VIP Emerging Markets
  Fund Initial Class               563            33.58         18,910         0.42               1.40            48.94
VanEck VIP Global Hard Assets
  Fund Initial Class             1,483            25.15         37,315         0.00               1.40            -3.06
Vanguard Dividend Growth Fund
  Investor Shares                1,012            36.01         36,441         1.98               0.52            18.72
Vanguard Inflation-Protected
  Securities Fund Investor
  Shares                         1,115            16.53         18,434         2.17               0.52             2.28
Vanguard LifeStrategy Income
  Fund Investor Shares           1,007            18.14         18,266         2.25               0.52             6.43
Vanguard LifeStrategy
  Moderate Growth Fund
  Investor Shares                9,109            24.01        218,660         2.21               0.52            14.45
Vanguard VIF Balanced
  Portfolio                     31,800            30.85        981,142         2.40               0.52            14.12
Vanguard VIF Capital Growth
  Portfolio                        382            46.43         17,752         0.23               0.52            28.17
Vanguard VIF Diversified
  Value Portfolio                  180            31.89          5,729         2.91               0.52            12.57
Vanguard VIF Equity Income
  Portfolio                     11,240            35.67        400,969         2.55               0.52            17.64
Vanguard VIF Equity Index
  Portfolio                        451            32.11         14,481         0.00               0.52            21.03
Vanguard VIF Growth Portfolio      738            31.74         23,418         0.23               0.52            30.24
Vanguard VIF High Yield Bond
  Portfolio                         83            22.75          1,897         8.48               0.52             6.45
Vanguard VIF International
  Portfolio                     12,990            34.07        442,606         1.10               0.52            41.94
Vanguard VIF Mid-Cap Index
  Portfolio                         26            39.52          1,033         2.27               0.52            18.46
Vanguard VIF Real Estate
  Index Portfolio                  352            34.45         12,134         3.34               0.52             4.23
Vanguard VIF Short-Term
  Investment-Grade Portfolio         1            14.61             16         2.02               0.52             1.56
Vanguard VIF Small Company
  Growth Portfolio                 631            37.44         23,636         0.48               0.52            22.83
Vanguard VIF Total Bond
  Market Index Portfolio         3,971            16.44         65,262         2.48               0.52             2.95
Vanguard VIF Total Stock
  Market Index Portfolio         2,354            33.28         78,358         2.01               0.52            20.34

                                         December 31, 2016                    For the Year Ended December 31, 2016
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Balanced Wealth
  Strategy Portfolio Class A   124,776            14.82      1,849,473         2.02               1.40             3.24
AB VPS Global Thematic Growth
  Portfolio Class A             78,377 17.74      19.72      1,545,090         0.00               1.40            -2.00
AB VPS Global Thematic Growth
  Portfolio Class B             33,440             7.43        248,399         0.00               1.40            -2.25
AB VPS Growth and Income
  Portfolio Class A             77,216 45.40      71.83      5,450,927         1.01               1.40             9.76
AB VPS Growth and Income
  Portfolio Class B             27,284            68.77      1,876,353         0.75               1.40             9.53
AB VPS Growth Portfolio
  Class A                       61,309 28.87      45.21      2,748,705         0.00               1.40            -0.28
AB VPS Growth Portfolio Class
  B                             15,749            43.26        681,340         0.00               1.40            -0.55
AB VPS Intermediate Bond
  Portfolio Class A            145,476            23.07      3,356,721         2.96               1.40             3.26
AB VPS International Growth
  Portfolio Class A             35,943            30.05      1,080,076         0.00               1.40            -8.17

--------------------------------------------------------------------------------
                                      21

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                        December 31, 2016                    For the Year Ended December 31, 2016
                               -----------------------------------------  -------------------------------------------
                                                                                            Expense         Total
                                      Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                      -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------ ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS International Value
  Portfolio Class A            20,934            16.34        341,991         1.14               1.40            -1.88
AB VPS Large Cap Growth
  Portfolio Class A            68,534            56.61      3,879,421         0.00               1.40             1.21
AB VPS Large Cap Growth
  Portfolio Class B            49,258            13.49        664,643         0.00               1.40             0.94
AB VPS Real Estate Investment
  Portfolio Class A            16,150            49.60        801,074         1.56               1.40             6.27
AB VPS Small Cap Growth
  Portfolio Class A            33,697 24.99      25.66        863,545         0.00               1.40             4.99
AB VPS Small/Mid Cap Value
  Portfolio Class A            27,957            39.99      1,118,010         0.54               1.40            23.35
AB VPS Value Portfolio Class B 49,968            17.33        865,835         1.44               1.40             9.75
Delaware VIP High Yield
  Series Standard Class           327            45.24         14,775         6.99               1.25            11.76
Delaware VIP Limited-Term
  Diversified Income Series
  Standard Class                  328            27.54          8,997         0.97               1.25             0.83
Delaware VIP Smid Cap Core
  Series Standard Class         3,534            85.66        302,703         0.23               1.25             6.95
Delaware VIP Value Series
  Standard Class                5,934            80.52        477,784         1.75               1.25            13.23
Dreyfus Stock Index Fund,
  Inc. Initial Shares          13,007            35.42        460,652         1.99               1.40            10.16
Fidelity VIP Asset Manager
  Portfolio Initial Class       7,510            24.91        187,083         1.48               1.40             1.64
Fidelity VIP Contrafund
  Portfolio Initial Class       5,168            35.29        182,343         0.78               1.40             6.51
Fidelity VIP Government Money
  Market Portfolio Initial
  Class                        54,597             9.40        535,621         0.19        0.52   1.40   -5.06    -1.19
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                      19,631             9.37        183,962         0.01               1.40            -1.37
Fidelity VIP Growth Portfolio
  Initial Class                22,932            28.84        661,442         0.04               1.40            -0.60
Fidelity VIP High Income
  Portfolio Initial Class       7,001            19.68        137,811         5.46               1.40            13.02
Fidelity VIP Investment Grade
  Bond Portfolio Initial Class  1,298            22.48         29,183         2.22               1.40             3.29
Fidelity VIP Overseas
  Portfolio Initial Class       2,084            18.83         39,234         1.44               1.40            -6.38
Invesco V.I. American
  Franchise Fund Series I       5,486            14.92         81,839         0.00               1.40             0.85
Invesco V.I. International
  Growth Fund Series I          3,891            20.79         80,910         1.40               1.40            -1.83
VanEck VIP Emerging Markets
  Fund Initial Class              564            22.55         12,705         0.46               1.40            -1.29
VanEck VIP Global Hard Assets
  Fund Initial Class            1,484            25.95         38,502         0.39               1.40            41.72
Vanguard Dividend Growth Fund
  Investor Shares               1,105            30.33         33,509         1.92               0.52             6.93
Vanguard Inflation-Protected
  Securities Fund Investor
  Shares                        1,333            16.16         21,547         3.07               0.52             3.98
Vanguard LifeStrategy Income
  Fund Investor Shares          1,212            17.04         20,654         2.17               0.52             4.04
Vanguard LifeStrategy
  Moderate Growth Fund
  Investor Shares              10,046            20.98        210,708         2.20               0.52             6.58
Vanguard VIF Balanced
  Portfolio                    36,181            27.04        978,166         2.51               0.52            10.44
Vanguard VIF Capital Growth
  Portfolio                        53            36.22          1,932         1.28               0.52            10.27
Vanguard VIF Diversified
  Value Portfolio                 225            28.33          6,365         2.80               0.52            12.38
Vanguard VIF Equity Income
  Portfolio                    12,973            30.33        393,392         2.59               0.52            14.47
Vanguard VIF Equity Index
  Portfolio                        --            26.53             --         0.00               0.52            11.23
Vanguard VIF Growth Portfolio     241            24.37          5,884         0.94               0.52            -1.59
Vanguard VIF High Yield Bond
  Portfolio                       738            21.37         15,772         1.14               0.52            10.78
Vanguard VIF International
  Portfolio                    13,785            24.01        330,916         1.48               0.52             1.35
Vanguard VIF Mid-Cap Index
  Portfolio                       460            33.36         15,346         1.50               0.52            10.54
Vanguard VIF Real Estate
  Index Portfolio                 838            33.05         27,691         1.80               0.52             7.80
Vanguard VIF Short-Term
  Investment-Grade Portfolio       20            14.38            281         2.55               0.52             2.18
Vanguard VIF Small Company
  Growth Portfolio                740            30.49         22,554         0.42               0.52            14.34
Vanguard VIF Total Bond
  Market Index Portfolio        4,357            15.97         69,559         2.43               0.52             1.94
Vanguard VIF Total Stock
  Market Index Portfolio        3,030            27.66         83,795         1.38               0.52            11.97

                                         December 31, 2015                    For the Year Ended December 31, 2015
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Balanced Wealth
  Strategy Portfolio Class A   134,451            14.36      1,930,421         2.26               1.40             0.24
AB VPS Global Thematic Growth
  Portfolio Class A             90,254            18.10      1,815,606         0.00               1.40             1.46
AB VPS Global Thematic Growth
  Portfolio Class B             37,618             7.60        285,859         0.00               1.40             1.22
AB VPS Growth and Income
  Portfolio Class A             89,944 41.36      67.46      5,796,122         1.42        1.25   1.40    0.29     0.44
AB VPS Growth and Income
  Portfolio Class B             33,167            62.79      2,082,503         1.19               1.40             0.02
AB VPS Growth Portfolio
  Class A                       70,254            28.95      3,161,547         0.00               1.40             7.54
AB VPS Growth Portfolio Class
  B                             17,848            43.50        776,424         0.00               1.40             7.31
AB VPS Intermediate Bond
  Portfolio Class A            187,512 12.82      23.03      4,190,275         3.72        1.25   1.40   -1.38    -1.23
AB VPS International Growth
  Portfolio Class A             47,927            32.72      1,568,255         0.34               1.40            -3.23
AB VPS International Value
  Portfolio Class A             28,769            16.65        478,985         2.32               1.40             1.16
AB VPS Large Cap Growth
  Portfolio Class A             80,403 55.93      57.66      4,497,185         0.00        1.25   1.40    9.57     9.73
AB VPS Large Cap Growth
  Portfolio Class B             62,475            13.37        835,169         0.00               1.40             9.31
AB VPS Real Estate Investment
  Portfolio Class A             18,930            46.68        883,590         1.43               1.40            -0.60
AB VPS Small Cap Growth
  Portfolio Class A             44,489            23.81      1,086,360         0.00               1.40            -2.62
AB VPS Small/Mid Cap Value
  Portfolio Class A             34,787            32.42      1,127,758         0.77               1.40            -6.80

--------------------------------------------------------------------------------
                                      22

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                        December 31, 2015                    For the Year Ended December 31, 2015
                               -----------------------------------------  -------------------------------------------
                                                                                            Expense         Total
                                      Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                      -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------ ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Value Portfolio Class B 54,904            15.79       866,868           1.89              1.40            -8.46
Delaware VIP High Yield
  Series Standard Class           327            40.48        13,224           6.80              1.25            -7.76
Delaware VIP Limited-Term
  Diversified Income Series
  Standard Class                1,233            27.31        33,674           1.71              1.25            -0.47
Delaware VIP Smid Cap Core
  Series Standard Class         3,535            80.09       283,141           0.45              1.25             6.20
Delaware VIP Value Series
  Standard Class                7,577            71.12       538,873           1.78              1.25            -1.65
Dreyfus Stock Index Fund,
  Inc. Initial Shares          14,080            32.15       452,675           1.77              1.40            -0.30
Fidelity VIP Asset Manager
  Portfolio Initial Class       7,610            24.51       186,522           1.61              1.40            -1.25
Fidelity VIP Contrafund
  Portfolio Initial Class       5,583            33.13       184,958           1.02              1.40            -0.73
Fidelity VIP Government Money
  Market Portfolio Initial
  Class                        66,928             9.51       676,807           0.03              1.40            -1.36
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                      31,464             9.50       298,950           0.01              1.40            -1.38
Fidelity VIP Growth Portfolio
  Initial Class                23,999            29.02       696,371           0.25              1.40             5.68
Fidelity VIP High Income
  Portfolio Initial Class       7,010            17.42       122,094           6.73              1.40            -4.97
Fidelity VIP Investment Grade
  Bond Portfolio Initial Class  1,542            21.77        33,556           2.71              1.40            -1.98
Fidelity VIP Overseas
  Portfolio Initial Class       2,085            20.11        41,928           1.41              1.40             2.18
Invesco V.I. American
  Franchise Fund Series I       6,253            14.79        92,495           0.00              1.40             3.55
Invesco V.I. International
  Growth Fund Series I          4,721            21.18       100,013           1.56              1.40            -3.70
VanEck VIP Emerging Markets
  Fund Initial Class              552            22.84        12,617           0.57              1.40           -15.19
VanEck VIP Global Hard Assets
  Fund Initial Class            1,484            18.31        27,176           0.03              1.40           -34.37
Vanguard GNMA Fund Investor
  Shares                           --            16.07             1           1.08              0.52             0.79
Vanguard Inflation-Protected
  Securities Fund Investor
  Shares                        1,562            15.79        24,281           0.51              0.52            -8.46
Vanguard LifeStrategy Income
  Fund Investor Shares          1,427            16.38        23,375           0.95              0.52            -0.30
Vanguard LifeStrategy
  Moderate Growth Fund
  Investor Shares              11,015            19.68       216,788           1.42              0.52            -1.08
Vanguard VIF Balanced
  Portfolio                    39,711            24.48       972,131           1.94              0.52            -0.43
Vanguard VIF Capital Growth
  Portfolio                        79            32.85         2,592          25.77              0.52             2.09
Vanguard VIF Diversified
  Value Portfolio                 272            25.21         6,856           5.92              0.52            -2.96
Vanguard VIF Equity Income
  Portfolio                    13,834            26.49       366,478           5.56              0.52             0.33
Vanguard VIF Equity Index
  Portfolio                       740            23.85        17,655           3.69              0.52             0.74
Vanguard VIF Growth Portfolio   1,636            24.77        40,523           0.83              0.52             7.42
Vanguard VIF High Yield Bond
  Portfolio                        94            19.29         1,820          11.10              0.52            12.61
Vanguard VIF International
  Portfolio                    16,150            23.69       382,532           3.66              0.52            -1.28
Vanguard VIF Mid-Cap Index
  Portfolio                       642            30.18        19,392           2.78              0.52            -1.95
Vanguard VIF Real Estate
  Index Portfolio                 452            30.66        13,851          10.66              0.52             1.69
Vanguard VIF Short-Term
  Investment-Grade Portfolio       52            14.07           738           9.70              0.52             0.60
Vanguard VIF Small Company
  Growth Portfolio              1,301            26.66        34,678           0.19              0.52            -3.26
Vanguard VIF Total Bond
  Market Index Portfolio        4,762            15.66        74,585           4.95              0.52            -0.19
Vanguard VIF Total Stock
  Market Index Portfolio        3,048            24.70        75,278           3.64              0.52            -0.15

                                         December 31, 2014                    For the Year Ended December 31, 2014
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Balanced Wealth
  Strategy Portfolio Class A   158,186            14.32      2,204,840         2.67               1.40             5.88
AB VPS Global Thematic Growth
  Portfolio Class A            111,620            17.84      2,141,737         0.00               1.40             3.60
AB VPS Global Thematic Growth
  Portfolio Class B             40,562             7.51        304,515         0.00               1.40             3.35
AB VPS Growth and Income
  Portfolio Class A            111,017 41.24      67.17      6,777,515         1.26        1.25   1.40    8.02     8.18
AB VPS Growth and Income
  Portfolio Class B             36,503            62.78      2,222,768         0.76               1.40             7.77
AB VPS Growth Portfolio
  Class A                       82,367            26.92      3,223,871         0.00               1.40            11.70
AB VPS Growth Portfolio Class
  B                             19,401            40.54        756,612         0.00               1.40            11.39
AB VPS Intermediate Bond
  Portfolio Class A            220,575 13.00      23.32      4,366,592         3.50        1.25   1.40    5.00     5.16
AB VPS International Growth
  Portfolio Class A             57,602            33.81      1,868,519         0.00               1.40            -2.57
AB VPS International Value
  Portfolio Class A             35,645            16.46        586,644         3.91               1.40            -7.52
AB VPS Large Cap Growth
  Portfolio Class A             95,897 51.05      52.54      4,564,365         0.00        1.25   1.40   12.56    12.72
AB VPS Large Cap Growth
  Portfolio Class B             75,427            12.23        954,819         0.00               1.40            12.26
AB VPS Real Estate Investment
  Portfolio Class A             21,273            46.96        971,304         2.73               1.40            23.61
AB VPS Small Cap Growth
  Portfolio Class A             57,762            24.45      1,394,694         0.00               1.40            -3.18
AB VPS Small/Mid Cap Value
  Portfolio Class A             48,601            34.78      1,690,532         0.58               1.40             7.68
AB VPS Value Portfolio Class B  71,675            17.25      1,236,258         1.59               1.40             9.23
Delaware VIP High Yield
  Series Standard Class            327            43.89         14,341         6.81               1.25            -1.53
Delaware VIP Limited-Term
  Diversified Income Series
  Standard Class                 1,233            27.44         33,839         1.59               1.25             0.43
Delaware VIP Smid Cap Core
  Series Standard Class          4,967            75.41        374,530         0.06               1.25             1.87
Delaware VIP Value Series
  Standard Class                 7,881            72.31        542,794         1.57               1.25            12.58
Dreyfus Stock Index Fund,
  Inc. Initial Shares           16,954            32.25        544,949         1.68               1.40            11.85
Fidelity VIP Asset Manager
  Portfolio Initial Class        7,818            24.82        194,033         1.10               1.40             4.36
Fidelity VIP Contrafund
  Portfolio Initial Class        6,102            33.37        203,640         0.98               1.40            10.39
Fidelity VIP Government Money
  Market Portfolio Initial
  Class                         71,573  9.59       9.64        726,325         0.01        1.25   1.40   -1.38    -1.23

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                                      23

SEPARATE ACCOUNT USL A
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                        December 31, 2014                    For the Year Ended December 31, 2014
                               -----------------------------------------  -------------------------------------------
                                                                                            Expense         Total
                                      Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                      -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------ ------    -------   --------------  -------------  ------ ------- ------  -------
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                      33,008             9.63        314,821         0.01               1.40            -1.38
Fidelity VIP Growth Portfolio
  Initial Class                26,536            27.46        726,723         0.19               1.40             9.75
Fidelity VIP High Income
  Portfolio Initial Class       7,235            18.33        132,607         5.91               1.40            -0.25
Fidelity VIP Investment Grade
  Bond Portfolio Initial Class  1,433            22.20         31,828         2.21               1.40             4.36
Fidelity VIP Overseas
  Portfolio Initial Class       2,086            19.68         41,053         1.36               1.40            -9.36
Invesco V.I. American
  Franchise Fund Series I       6,499            14.29         92,851         0.04               1.40             6.93
Invesco V.I. International
  Growth Fund Series I          4,959            22.00        109,077         1.64               1.40            -1.06
VanEck VIP Emerging Markets
  Fund Initial Class              553            26.93         14,887         0.51               1.40            -1.80
VanEck VIP Global Hard Assets
  Fund Initial Class            1,514            27.90         42,230         0.10               1.40           -20.23
Vanguard Dividend Growth Fund
  Investor Shares               1,300            27.77        146,346         0.68               0.52            11.27
Vanguard Inflation-Protected
  Securities Fund Investor
  Shares                        1,803            15.92         48,557         1.71               0.52             3.29
Vanguard LifeStrategy Income
  Fund Investor Shares          1,653            16.43         87,968         1.10               0.52             6.20
Vanguard LifeStrategy
  Moderate Growth Fund
  Investor Shares              20,732            19.90        449,735         1.99               0.52             6.51
Vanguard VIF Balanced
  Portfolio                    43,711            24.59      1,620,532         2.17               0.52            80.46
Vanguard VIF Equity Income
  Portfolio                    22,967            26.40             --         4.83               0.52            83.04
Vanguard VIF Equity Index
  Portfolio                       869            23.68             25         2.42               0.52            86.48
Vanguard VIF Growth Portfolio   1,255            23.06             25         2.85               0.52            86.95
Vanguard VIF International
  Portfolio                     1,069            23.99         24,881         1.47               0.52            54.35
Vanguard VIF Mid-Cap Index
  Portfolio                       768            30.78             74         2.15               0.52            86.63
Vanguard VIF Real Estate
  Index Portfolio               1,449            30.15            222         7.44               0.52           113.76
Vanguard VIF Short-Term
  Investment-Grade Portfolio      147            13.99              4         2.79               0.52            67.18
Vanguard VIF Small Company
  Growth Portfolio                345            27.56              1         0.52               0.52            69.85
Vanguard VIF Total Bond
  Market Index Portfolio        5,244            15.69            209         4.89               0.52            73.97
Vanguard VIF Total Stock
  Market Index Portfolio        4,466            24.74            254         2.73               0.52            84.49

--------
(a)Because the unit values are presented as a range of lowest to highest, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract unit values are not within the ranges presented.
(b)These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(c)These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(d)These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(e)These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

--------------------------------------------------------------------------------
                                      24

                                                      Separate Account USL VA-R
               The United States Life Insurance Company in the City of New York

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

 LOGO

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of The United States Life Insurance Company in the City of New York and the Contract Owners of Separate Account USL VA-R.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of Separate Account USL VA-R indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the Separate Account USL VA-R as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

Invesco V.I. American Franchise Fund Series I                    Invesco V.I. Government Securities Fund Series I (1)
Invesco V.I. American Value Fund Series I                        Invesco V.I. Growth and Income Fund Series I
Invesco V.I. Comstock Fund Series I (1)                          Invesco V.I. High Yield Fund Series I (1)
Invesco V.I. Global Core Equity Fund Series I (1)                Morgan Stanley VIF Growth Portfolio Class I
Morgan Stanley VIF Core Plus Fixed Income Portfolio Class I (1)  Morgan Stanley VIF U.S. Real Estate Portfolio Class I (1)
Morgan Stanley VIF Emerging Markets Equity Portfolio Class I (1) VALIC Company I Science & Technology Fund (1)
Morgan Stanley VIF Global Strategist Portfolio Class I (1)       VALIC Company I Small Cap Index Fund (1)
VALIC Company I Government Money Market I Fund (1)               VALIC Company I Stock Index Fund (1)
VALIC Company I International Equities Index Fund (1)
VALIC Company I Mid Cap Index Fund (1)
VALIC Company I Nasdaq-100 Index Fund (1)

(1) There is no respective statement of assets and liabilities and statement of operations and changes in net assets, since there was no activity for the periods presented.

Basis for Opinions

These financial statements are the responsibility of the The United States Life Insurance Company in the City of New York management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the Separate Account USL VA-R based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the Separate Account USL VA-R in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such

PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

 LOGO

procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.


 LOGO

Houston, Texas
April 22nd, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

SEPARATE ACCOUNT USL VA-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK


STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                                             Due from
                                                               (to)                                       Net Assets
                                                             Company's            Contract   Contract   Attributable to
                                                              General             Owners -   Owners -      Contract
                                                Investments  Account,             Annuity  Accumulation      Owner
Sub-accounts                                   at Fair Value    Net    Net Assets Reserves   Reserves      Reserves
------------                                   ------------- --------- ---------- -------- ------------ ---------------
Invesco V.I. American Franchise Fund Series I     $4,451        $--      $4,451     $--       $4,451        $4,451
Invesco V.I. American Value Fund Series I          4,953         --       4,953      --        4,953         4,953
Invesco V.I. Growth and Income Fund Series I       4,819         --       4,819      --        4,819         4,819
Morgan Stanley VIF Growth Portfolio Class I        9,534         --       9,534      --        9,534         9,534

The accompanying Notes to Financial Statements are an integral part of this statement.

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                                       1

SEPARATE ACCOUNT USL VA-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK


SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

                                                      Net Asset
                                                      Value per Shares at Fair Cost of Shares
Sub-accounts                                   Shares   Share       Value           Held      Level*
------------                                   ------ --------- -------------- -------------- ------
Invesco V.I. American Franchise Fund Series I    78    $57.15       $4,451         $3,023       1
Invesco V.I. American Value Fund Series I       357     13.86        4,953          4,994       1
Invesco V.I. Growth and Income Fund Series I    275     17.51        4,819          5,322       1
Morgan Stanley VIF Growth Portfolio Class I     333     28.62        9,534          8,331       1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

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                                       2

SEPARATE ACCOUNT VA-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK


STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                                               Morgan
                                                                     Invesco V.I.  Invesco V.I. Invesco V.I. Stanley VIF
                                                                       American      American    Growth and    Growth
                                                                       Franchise    Value Fund  Income Fund   Portfolio
                                                                     Fund Series I   Series I     Series I     Class I
                                                                     ------------- ------------ ------------ -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                            $   --       $    29      $   115      $    --
   Mortality and expense risk and administrative charges                   (71)          (83)         (79)        (145)
                                                                        ------       -------      -------      -------
   Net investment income (loss)                                            (71)          (54)          36         (145)
   Net realized gain (loss)                                                 39            28           16           62
   Capital gain distribution from mutual funds                             319           826          525        1,922
   Change in unrealized appreciation (depreciation) of investments        (520)       (1,599)      (1,402)      (1,294)
                                                                        ------       -------      -------      -------
Increase (decrease) in net assets from operations                         (233)         (799)        (825)         545
                                                                        ------       -------      -------      -------
From contract transactions:
   Payments for contract benefits or terminations                           (6)           (6)          (6)         (12)
   Transfers between sub--accounts (including fixed account), net           --            --            1           (1)
                                                                        ------       -------      -------      -------
Increase (decrease) in net assets from contract transactions                (6)           (6)          (5)         (13)
                                                                        ------       -------      -------      -------
Increase (decrease) in net assets                                         (239)         (805)        (830)         532
Net assets at beginning of period                                        4,690         5,758        5,649        9,002
                                                                        ------       -------      -------      -------
Net assets at end of period                                             $4,451       $ 4,953      $ 4,819      $ 9,534
                                                                        ======       =======      =======      =======
Beginning units                                                            168           226          243          375
Units issued                                                                --            --           --           --
Units redeemed                                                              --            (1)          (1)          --
                                                                        ------       -------      -------      -------
Ending units                                                               168           225          242          375
                                                                        ======       =======      =======      =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                            $    4       $    45      $    81      $    --
   Mortality and expense risk and administrative charges                   (61)          (76)         (73)        (112)
                                                                        ------       -------      -------      -------
   Net investment income (loss)                                            (57)          (31)           8         (112)
   Net realized gain (loss)                                                 32            26           18           41
   Capital gain distribution from mutual funds                             347            64          223          663
   Change in unrealized appreciation (depreciation) of investments         635           389          390        2,037
                                                                        ------       -------      -------      -------
Increase (decrease) in net assets from operations                          957           448          639        2,629
                                                                        ------       -------      -------      -------
From contract transactions:
   Payments for contract benefits or terminations                           (6)           (7)          (7)         (11)
   Transfers between sub--accounts (including fixed account), net           --            --           --           (1)
                                                                        ------       -------      -------      -------
Increase (decrease) in net assets from contract transactions                (6)           (7)          (7)         (12)
                                                                        ------       -------      -------      -------
Increase (decrease) in net assets                                          951           441          632        2,617
Net assets at beginning of period                                        3,739         5,317        5,017        6,385
                                                                        ------       -------      -------      -------
Net assets at end of period                                             $4,690       $ 5,758      $ 5,649      $ 9,002
                                                                        ======       =======      =======      =======
Beginning units                                                            168           226          243          376
Units issued                                                                --            --           --           --
Units redeemed                                                              --            --           --           (1)
                                                                        ------       -------      -------      -------
Ending units                                                               168           226          243          375
                                                                        ======       =======      =======      =======

The accompanying Notes to Financial Statements are an integral part of this statement.

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                                       3

SEPARATE ACCOUNT USL VA-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK


NOTES TO FINANCIAL STATEMENTS

1. Organization

Separate Account USL VA-R (the Separate Account) is a segregated investment account established by The United States Life Insurance Company in the City of New York (the Company) to receive and invest premium payments from variable annuity contracts issued by the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account includes the following products, which are no longer available for sale:

GENERATIONS(TM)

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the two years in the period then ended.

 Invesco Variable Insurance Funds (Invesco V.I.)
 Invesco V.I. American Franchise Fund    Invesco V.I. Government Securities
   Series I                                Fund Series I/(a)/
 Invesco V.I. American Value Fund        Invesco V.I. Growth and Income Fund
   Series I                                Series I
 Invesco V.I. Comstock Fund Series       Invesco V.I. High Yield Fund
   I/(a)/                                  Series I/(a)/
 Invesco V.I. Global Core Equity Fund
   Series I/(a)/

 Morgan Stanley Variable Insurance Fund, Inc. (Morgan Stanley VIF)
 Morgan Stanley VIF Core Plus Fixed      Morgan Stanley VIF Growth Portfolio
   Income Portfolio Class I/(a)/           Class I
 Morgan Stanley VIF Emerging Markets     Morgan Stanley VIF U.S. Real Estate
   Equity Portfolio Class I/(a)/           Portfolio Class I/(a)/
 Morgan Stanley VIF Global Strategist
   Portfolio Class I/(a)/

 VALIC Company I/(b)/
 VALIC Company I Government Money        VALIC Company I Science & Technology
   Market I Fund/(a)/                      Fund/(a)/
 VALIC Company I International           VALIC Company I Small Cap Index
   Equities Index Fund/(a)/                Fund/(a)/
 VALIC Company I Mid Cap Index
   Fund/(a)/                             VALIC Company I Stock Index Fund/(a)/
 VALIC Company I Nasdaq-100 Index
   Fund/(a)/

(a)These funds had no activity in the current year.
(b)VALIC Company I is an affiliated investment company. The Variable Annuity Life Insurance Company (VALIC), an affiliate of the Company, serves as the investment advisor to VALIC Company I series. VALIC Retirement Services Company, a direct, wholly owned subsidiary of VALIC, serves as the transfer agent and accounting services agent to VALIC Company I series. SunAmerica Asset Management LLC (SAAMCO), an affiliate of the Company, serves as investment sub-advisor to certain underlying mutual funds of VALIC Company I series.

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                       4

SEPARATE ACCOUNT USL VA-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Reserves for Annuity Contracts in Payout: Net assets allocated to contracts in the payout period are based on industry standard mortality tables depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions.

An assumed interest rate of 3.50 percent is used in determining annuity payments.

At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, the Company makes payments to the Separate Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Separate Account to the General Account. Transfers between the General Account and the Separate Account, if any, are disclosed as adjustments to net assets allocated to contracts in payout period in the Statements of Operations and Changes in Net Assets. Annuity benefit payments are recorded as payments for contract benefits or terminations in the Statements of Operations and Changes in Net Assets.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

    . Level 1-- Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

    . Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are

--------------------------------------------------------------------------------
                                       5

SEPARATE ACCOUNT USL VA-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

       not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and administrative charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The administrative charge reimburses the Company for any administrative expenses incurred under the contract. This includes the expenses for administration and marketing. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

Expense charges for each product are as follows:

                                           Mortality and Expense Risk and
                                           Administrative Charges Current
 Contracts                                           Annual Rate
 ---------                              -------------------------------------
 GENERATIONS(R)                                                         1.40%
 Platinum Investor(R) Immediate
   Variable Annuity                                                     0.55%
 Select Reserve                                                         0.40%

Contract fee and sales charge: The Platinum Investor Immediate VA allows the Company to charge a one time contract fee of $100 to cover the administrative cost of issuing the contract. The Company may deduct a sales charge to cover sales expenses, including commissions under the Platinum Investor Immediate VA. The contract fee and sales charge are deducted from the payments received from contract owners.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                       6

SEPARATE ACCOUNT USL VA-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Annual Certificate Fee: The Company will charge an annual certificate fee of $30 during the accumulation period under the GENERATIONS(R) contract. This fee is not imposed during the annuity period. The Company reserves the right to waive the fee. The annual certificate fees are paid by redemption of units outstanding.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 is assessed on each transfer in excess of 12 transfers during the policy year.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.50 percent. Some states assess premium taxes at the time of purchase payments, while some other states assess premium taxes when annuity payments begin or upon surrender. There are certain states that do not assess premium taxes. If the law of the state requires premium taxes to be paid when purchase payments are made, the Company will deduct the tax from such payments prior to depositing the payments into the Separate Account. Otherwise, such tax will be deducted from the account value when annuity payments begin. Premium taxes are included as part of the payments received from contract owners line in the Statements of Operations and Changes in Net Assets.

5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                   Cost of Purchases Proceeds from Sales
------------                                   ----------------- -------------------
Invesco V.I. American Franchise Fund Series I       $  319              $ 77
Invesco V.I. American Value Fund Series I              855                89
Invesco V.I. Growth and Income Fund Series I           640                85
Morgan Stanley VIF Growth Portfolio Class I          1,923               159

6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                        December 31, 2018                   For the Year Ended December 31, 2018
                               ----------------------------------------  -------------------------------------------
                                                                                           Expense         Total
                                     Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                     -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ----- ------    -------   --------------  -------------  ------ ------- ------  -------
Invesco V.I. American
  Franchise Fund Series I       168             26.56        4,451           0.00               1.40            -4.97
Invesco V.I. American Value
  Fund Series I                 225             21.97        4,953           0.54               1.40           -13.87
Invesco V.I. Growth and
  Income Fund Series I          242             19.91        4,819           2.20               1.40           -14.59
Morgan Stanley VIF Growth
  Portfolio Class I             375             25.43        9,534           0.00               1.40             6.04

                                        December 31, 2017                   For the Year Ended December 31, 2017
                               ----------------------------------------  -------------------------------------------
                                                                                           Expense         Total
                                     Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                     -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ----- ------    -------   --------------  -------------  ------ ------- ------  -------
Invesco V.I. American
  Franchise Fund Series I       168             27.95        4,690           0.09               1.40            25.58
Invesco V.I. American Value
  Fund Series I                 226             25.51        5,758           0.81               1.40             8.44
Invesco V.I. Growth and
  Income Fund Series I          243             23.32        5,649           1.52               1.40            12.73
Morgan Stanley VIF Growth
  Portfolio Class I             375             23.98        9,002           0.00               1.40            41.16

--------------------------------------------------------------------------------
                                       7

SEPARATE ACCOUNT USL VA-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                        December 31, 2016                   For the Year Ended December 31, 2016
                               ----------------------------------------  -------------------------------------------
                                                                                           Expense         Total
                                     Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                     -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ----- ------    -------   --------------  -------------  ------ ------- ------  -------
Invesco V.I. American
  Franchise Fund Series I       168             22.26        3,739           0.00               1.40             0.85
Invesco V.I. American Value
  Fund Series I                 226             23.53        5,317           0.36               1.40            13.89
Invesco V.I. Growth and
  Income Fund Series I          243             20.68        5,017           1.10               1.40            18.04
Morgan Stanley VIF Growth
  Portfolio Class I             376             16.99        6,385           0.00               1.40            -3.00

                                        December 31, 2015                   For the Year Ended December 31, 2015
                               ----------------------------------------  -------------------------------------------
                                                                                           Expense         Total
                                     Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                     -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ----- ------    -------   --------------  -------------  ------ ------- ------  -------
Invesco V.I. American
  Franchise Fund Series I       168             22.07        3,713           0.00               1.40             3.55
Invesco V.I. American Value
  Fund Series I                 226             20.66        4,675           0.32               1.40           -10.39
Invesco V.I. Growth and
  Income Fund Series I          243             17.52        4,256           2.98               1.40            -4.41
Morgan Stanley VIF Growth
  Portfolio Class I             376             17.51        6,592           0.00               1.40            10.68

                                        December 31, 2014                   For the Year Ended December 31, 2014
                               ----------------------------------------  -------------------------------------------
                                                                                           Expense         Total
                                     Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                     -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ----- ------    -------   --------------  -------------  ------ ------- ------  -------
Invesco V.I. American
  Franchise Fund Series I       169             21.31        3,591           0.03               1.40            6.93
Invesco V.I. American Value
  Fund Series I                 227             23.05        5,225           0.46               1.40            8.22
Invesco V.I. Growth and
  Income Fund Series I          243             18.33        4,460           1.80               1.40            8.75
Morgan Stanley VIF Growth
  Portfolio Class I             377             15.82        5,965           0.00               1.40            4.88

(a)Because the unit values are presented as a range of lowest to highest, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract unit values are not within the ranges presented.
(b)These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(c)These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(d)These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(e)These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

--------------------------------------------------------------------------------

The United States Life
Insurance Company in the
City of New York

Audited Statutory Financial Statements
At December 31, 2018 and 2017 and
for each of the three years ended December 31, 2018

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

TABLE OF CONTENTS TO AUDITED STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

                                                                                                                           Page
                                                                                                                           ----
STATUTORY FINANCIAL STATEMENTS

Independent Auditor's Report                                                                                                 2
Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus at December 31, 2018 and 2017                   4
Statutory Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016                                      6
Statutory Statements of Changes in Capital and Surplus for the Years Ended December 31, 2018, 2017 and 2016                  7
Statutory Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016                                      8

NOTES TO STATUTORY FINANCIAL STATEMENTS

1.   Nature of Operations                                                                                                    9
2.   Summary of Significant Accounting Policies                                                                             10
3.   Investments                                                                                                            20
4.   Securities Lending and Repurchase Agreements                                                                           28
5.   Restricted Assets                                                                                                      31
6.   Subprime Mortgage Risk Exposure                                                                                        31
7.   Derivatives                                                                                                            32
8.   Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of
     Credit Risk                                                                                                            35
9.   Fair Value Measurements                                                                                                35
10.  Aggregate Policy Reserves and Deposit Fund Liabilities                                                                 41
11.  Separate Accounts                                                                                                      42
12.  Reserves for Guaranteed Policy Benefits and Enhancements                                                               43
13.  Participating Policy Contracts                                                                                         44
14.  Premium and Annuity Considerations Deferred and Uncollected                                                            44
15.  Reinsurance                                                                                                            45
16.  Federal Income Taxes                                                                                                   47
17.  Capital and Surplus                                                                                                    52
18.  Retirement Plans and Share-Based and Deferred Compensation Plans                                                       53
19.  Debt                                                                                                                   54
20.  Commitments and Contingencies                                                                                          55
21.  Related Party Transactions                                                                                             57
22.  Subsequent Events                                                                                                      60
23.  Loan-Backed and Structured Security Impairments and Structured Notes Holdings                                          61

SUPPLEMENTAL INFORMATION

Supplemental Schedule of Assets and Liabilities                                                                             64
Supplemental Investment Risks Interrogatories                                                                               66
Supplemental Summary Investment Schedule                                                                                    72

                        Report of Independent Auditors

To the Board of Directors and Shareholder of The United States Life Insurance Company in the City of New York

We have audited the accompanying statutory financial statements of The United States Life Insurance Company in the City of New York (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., which comprise the statutory statements of admitted assets, liabilities and capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities, Supplemental Investment Risks Interrogatories and Supplemental Summary Investment Schedule (collectively, the "supplemental schedules") of the Company as of December 31, 2018 and for the year then ended are presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 22, 2019

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

                                                                 December 31,
                                                                ---------------
 (in millions)                                                   2018    2017
 -------------                                                  ------- -------
 Admitted assets
    Cash and investments
        Bonds                                                   $18,514 $18,819
        Preferred stocks                                              6       6
        Common stocks                                                10      13
        Cash, cash equivalents and short-term investments           172      40
        Mortgage loans                                            3,050   2,811
        Real estate                                                  --       8
        Contract loans                                              178     188
        Derivatives                                                   6      19
        Securities lending reinvested collateral assets              89     227
        Other invested assets                                     1,060   1,168
                                                                ------- -------
    Total cash and investments                                   23,085  23,299
    Amounts recoverable from reinsurers                              33      68
    Amounts receivable under reinsurance contracts                  123      12
    Current federal income tax recoverable                           10      --
    Deferred tax asset                                               86     163
    Due and accrued investment income                               207     195
    Premiums due, deferred and uncollected                           50      88
    Receivables from affiliates                                      21      20
    Other assets                                                      8       9
    Separate account assets                                       4,577   5,576
                                                                ------- -------
 Total admitted assets                                          $28,200 $29,430
                                                                ======= =======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS (CONTINUED)

                                                                                       December 31,
                                                                                     ----------------
(in millions, except per share data)                                                   2018     2017
------------------------------------                                                 -------  -------
Liabilities
   Policy reserves and contractual liabilities
       Life and annuity reserves                                                     $20,144  $19,573
       Liabilities for deposit-type contracts                                            572      602
       Accident and health reserves                                                      331      403
       Premiums received in advance                                                        1        1
       Policy and contract claims                                                        106      140
       Policyholder dividends                                                              2        2
                                                                                     -------  -------
   Total policy reserves and contractual liabilities                                  21,156   20,721
   Experience rated refund                                                               119      215
   Payable to affiliates                                                                  86       23
   Interest maintenance reserve                                                          243      303
   Federal income taxes payable                                                           --       78
   Derivatives                                                                             1       25
   Payable for securities lending                                                        100      296
   Repurchase agreements                                                                 110      102
   Accrued expenses and other liabilities                                                251      143
   Net transfers from separate accounts due or accrued                                  (103)    (115)
   Asset valuation reserve                                                               382      307
   Separate account liabilities                                                        4,577    5,576
                                                                                     -------  -------
Total liabilities                                                                     26,922   27,674
                                                                                     -------  -------
Commitments and contingencies (see Note 20)
Capital and surplus
   Common stock, $2 par value; 1,980,658 shares authorized, issued and outstanding         4        4
   Gross paid-in and contributed surplus                                               1,778    1,778
   Unassigned surplus                                                                   (504)     (26)
                                                                                     -------  -------
Total capital and surplus                                                              1,278    1,756
                                                                                     -------  -------
Total liabilities and capital and surplus                                            $28,200  $29,430
                                                                                     =======  =======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF OPERATIONS

                                                                                                  Years Ended December 31,
                                                                                                  -----------------------
(in millions)                                                                                       2018    2017    2016
-------------                                                                                     -------  ------  ------
Revenues
   Premiums and annuity considerations                                                            $(3,607) $1,306  $1,755
   Net investment income                                                                            1,141   1,113   1,188
   Amortization of interest maintenance reserve                                                        34      41      37
   Reserve adjustments on reinsurance ceded                                                         4,495      22       7
   Commissions and expense allowances                                                                  83      61      62
   Separate account fees                                                                               79      72      69
   Other income                                                                                        28      27      26
                                                                                                  -------  ------  ------
Total revenues                                                                                      2,253   2,642   3,144
                                                                                                  -------  ------  ------
Benefits and expenses
   Death benefits                                                                                     124     259     241
   Annuity benefits                                                                                    88     626     590
   Surrender benefits                                                                               1,130   1,030   1,236
   Other benefits                                                                                      63     110     143
   Change in reserves                                                                                 529     (16)    420
   Commissions                                                                                         98     112     132
   General insurance expenses                                                                         114     127     149
   Net transfers to separate accounts                                                                 211     117      32
   Other expenses                                                                                      29      13      10
                                                                                                  -------  ------  ------
Total benefits and expenses                                                                         2,386   2,378   2,953
                                                                                                  -------  ------  ------
Net (loss) gain from operations before dividends to policyholders and federal income taxes           (133)    264     191
Dividends to policyholders                                                                             (1)      1       1
                                                                                                  -------  ------  ------
Net (loss) gain from operations after dividends to policyholders and before federal income taxes     (132)    263     190
Federal income tax expense                                                                             73     121      50
                                                                                                  -------  ------  ------
Net (loss) gain from operations                                                                      (205)    142     140
Net realized capital losses                                                                           (10)    (53)    (47)
                                                                                                  -------  ------  ------
Net (losses) income                                                                               $  (215) $   89  $   93
                                                                                                  =======  ======  ======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                        Gross Paid-In
                                                                                             and
                                                                                 Common  Contributed  Unassigned Total Capital
(in millions)                                                                    Stock     Surplus     Surplus    and Surplus
-------------                                                                    ------ ------------- ---------- -------------
Balance, January 1, 2016                                                          $ 4      $1,778       $ 309       $2,091
                                                                                  ---      ------       -----       ------
   Net income                                                                      --          --          93           93
   Change in net unrealized capital gains (losses)                                 --          --         (11)         (11)
   Change in net unrealized foreign exchange capital gains (losses)                --          --         (28)         (28)
   Change in deferred tax                                                          --          --         121          121
   Change in non-admitted assets                                                   --          --        (183)        (183)
   Change in liability for reinsurance in unauthorized and certified companies     --          --          (1)          (1)
   Change in asset valuation reserve                                               --          --          55           55
   Dividends to stockholder                                                        --          --        (309)        (309)
   Prior period corrections                                                        --          --           9            9
                                                                                  ---      ------       -----       ------
Balance, December 31, 2016                                                        $ 4      $1,778       $  55       $1,837
                                                                                  ===      ======       =====       ======
   Net income                                                                      --          --          89           89
   Change in net unrealized capital gains (losses)                                 --          --         (21)         (21)
   Change in net unrealized foreign exchange capital gains (losses)                --          --          52           52
   Change in deferred tax                                                          --          --        (249)        (249)
   Change in non-admitted assets                                                   --          --         250          250
   Change in reserve on account of change in valuation basis                       --          --         (62)         (62)
   Change in asset valuation reserve                                               --          --           6            6
   Dividends to stockholder                                                        --          --        (140)        (140)
   Prior period corrections                                                        --          --          (6)          (6)
                                                                                  ---      ------       -----       ------
Balance, December 31, 2017                                                        $ 4      $1,778       $ (26)      $1,756
                                                                                  ===      ======       =====       ======
   Net income                                                                      --          --        (215)        (215)
   Change in net unrealized capital gains (losses)                                 --          --          (1)          (1)
   Change in net unrealized foreign exchange capital gains (losses)                --          --         (33)         (33)
   Change in deferred tax                                                          --          --          88           88
   Change in non-admitted assets                                                   --          --        (160)        (160)
   Change in asset valuation reserve                                               --          --         (75)         (75)
   Change in surplus as a result of reinsurance                                    --          --          28           28
   Dividends to stockholder                                                        --          --        (142)        (142)
   Prior period corrections                                                        --          --          32           32
                                                                                  ---      ------       -----       ------
Balance, December 31, 2018                                                        $ 4      $1,778       $(504)      $1,278
                                                                                  ===      ======       =====       ======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF CASH FLOWS

                                                                              Years Ended December 31,
                                                                              ----------------------
(in millions)                                                                  2018     2017    2016
-------------                                                                 ------   ------  ------
Cash from operations
   Premium and annuity considerations, collected, net of reinsurance          $1,413   $1,304  $1,729
   Net investment income                                                       1,025      922     998
   Other income                                                                 (409)     181     164
                                                                              ------   ------  ------
   Total revenue received                                                      2,029    2,407   2,891
                                                                              ------   ------  ------
   Benefits paid                                                               1,526    2,019   2,171
   Net transfers to separate accounts                                            198      111      91
   Commissions and expenses paid                                                 236      261     272
   Dividends paid to policyholders                                                (1)       1       2
   Federal income taxes                                                          152       (5)     32
                                                                              ------   ------  ------
   Total benefits and expenses paid                                            2,111    2,387   2,568
                                                                              ------   ------  ------
Net cash (used in) provided by operations                                        (82)      20     323
                                                                              ======   ======  ======
Cash from investments
   Proceeds from investments sold, matured or repaid:
       Bonds                                                                   4,272    4,280   4,124
       Stocks                                                                     22        4      36
       Mortgage loans                                                            326      369     353
       Real estate                                                                 7       23       5
       Other invested assets                                                     557      335     416
       Miscellaneous proceeds                                                    322       15      13
                                                                              ------   ------  ------
   Total proceeds from investments sold, matured or repaid                     5,506    5,026   4,947
                                                                              ------   ------  ------
   Cost of investments acquired:
       Bonds                                                                   3,942    3,919   4,286
       Stocks                                                                     20        7      14
       Mortgage loans                                                            584      438     525
       Real estate                                                                --        1      --
       Other invested assets                                                     582      408     208
       Miscellaneous purchases                                                   196      270     115
                                                                              ------   ------  ------
   Total cost of investments acquired                                          5,324    5,043   5,148
                                                                              ------   ------  ------
   Net adjustment in contract loans                                              (10)     (10)     (7)
                                                                              ------   ------  ------
Net cash provided by (used in) investing activities                              192       (7)   (194)
                                                                              ======   ======  ======
Cash from financing and miscellaneous sources
   Cash provided (applied):
       Capital and paid-in surplus                                                28       --      --
       Federal Home Loan Bank advance payments                                    --       (2)     --
       Net withdrawals from deposit-type contracts                               (20)     (17)    (18)
       Dividends to Parent                                                      (142)    (140)    (46)
       Other, net                                                                156       96     (40)
                                                                              ------   ------  ------
Net cash provided (used) in financing and miscellaneous activities                22      (63)   (104)
                                                                              ======   ======  ======
Net increase (decrease) in cash, cash equivalents and short-term investments     132      (50)     25
Cash, cash equivalents and short-term investments at beginning of year            40       90      65
                                                                              ------   ------  ------
Cash, cash equivalents and short-term investments at end of year              $  172   $   40  $   90
                                                                              ======   ======  ======
Non-cash activities, excluded from above:
   Non-cash AIG Global Real Estate transactions                               $   84   $   --  $   --
   Non-cash Investment Real Estate sale                                            7       --      --
   Non-cash transfer from other invested assets to mortgage loans                 --      274      --
   Non-cash dividends distributed to Parent                                       --       --    (263)
                                                                              ======   ======  ======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York (USL or the Company) is a wholly owned subsidiary of AGC Life Insurance Company (AGC Life or the Parent), an indirect, wholly owned subsidiary of American International Group, Inc. (AIG Parent). AIG Parent is a holding company, which through its subsidiaries provides a wide range of property casualty insurance, life insurance, retirement products and other financial services to commercial and individual customers in more than 80 countries and jurisdictions. The term "AIG Parent" means American International Group, Inc. and not any of AIG Parent's consolidated subsidiaries.

The Company is a stock life insurance company domiciled and licensed under the laws of the State of New York and is subject to regulation by the New York State Department of Financial Services (NYDFS). The Company is also subject to regulation by the states in which it is authorized to transact business. The Company is licensed to sell life and accident and health insurance in all 50 states and the District of Columbia. The Company is also licensed in American Samoa and the U.S. Virgin Islands.

The Company offers a broad portfolio of individual fixed and variable annuity and life insurance products. In October 2016, the Company made a strategic decision to refocus its group benefits business, which included the decision to cease quoting new business in the employer and voluntary group benefits lines and seek strategic alternatives for group products distributed through sponsored organizations such as professional and affinity associations.

The Company's fixed annuity products include single premium fixed annuities, immediate annuities and deferred income annuities. The Company's variable annuity products include variable annuities that offer a combination of growth potential, death benefit features and income protection features. The Company's fixed index annuities include products that provide growth potential based in part on the performance of a market index, and certain of the Company's fixed index annuity products offer optional income protection features. The Company's distribution channels include banks, wirehouses, broker dealers, independent marketing organizations and independent insurance agents.

The Company's individual life insurance products are primarily term life and universal life insurance, distributed through independent marketing organizations, independent insurance agents, financial advisors and direct marketing.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG Parent, monetary and fiscal policies of the United States federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance and financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, which include interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, monitoring and limiting prepayments and extension risk in its portfolio, maintaining a large percentage of the Company's portfolio in highly liquid securities, engaging in a disciplined process of underwriting, and reviewing and monitoring credit risk.

The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company's exposure to risks related to guaranteed death benefits and guaranteed living benefits on variable annuity products, and may reduce fee income on variable product assets held in separate accounts. Such guaranteed benefits are sensitive to equity and interest rate market conditions.

In February 2018, the Company and its U.S. life insurance company affiliates, Variable Annuity Life Insurance Company (VALIC) and American General Life Insurance Company (AGL), each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd
(FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Please refer to Note 15 - Reinsurance for further details relating to this agreement.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the NYDFS. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described herein.

NYDFS recognizes only statutory accounting practices (SAP) prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under New York Insurance Law. The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. The State of New York has the right to permit other specific practices that deviate from prescribed practices.

The Company does not employ any prescribed or permitted accounting practices that differ from the NAIC SAP.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenue and expense during the period. The areas of significant judgments and estimates include the following:

..   application of other-than-temporary impairments (OTTI);

..   estimates with respect to income taxes, including recoverability of deferred tax assets (DTA);

..   fair value measurements of certain financial assets; and

..   policy reserves for life, annuity and accident and health insurance contracts, including guarantees.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, Statutory Statements of Operations and Statutory Statements of Cash Flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The Company does not believe such revisions would have a material impact on statutory capital and surplus.

Significant Accounting Policies

Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 designation are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a designation in over one year from the NAIC's Investment Analysis Office (IAO) receive a "6*" designation and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the IAO which receive a "6*" designation may carry a

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. The discount or premium on bonds is amortized using the effective yield method.

Loan-backed and structured securities (LBaSS) include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities
(CMBS), asset-backed securities (ABS), pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are carried on a basis consistent with that of bonds not backed by loans. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed securities (MBS) and ABS were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

Risk-based capital (RBC) charges for LBaSS are based on the final NAIC designations, which are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified designation based on an NAIC matrix and the Company's statement value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the NAIC's IAO, interest only securities, and those securities with an original NAIC designation of 5, 5*, 6 or 6*, the final NAIC designation is based on the IAO or Credit Rating Provider rating and is not subject to a modified designation or financial modeling.

Short sale is the sale of a security which is not owned by the company at the time of sale. Short sales are normally settled by the delivery of a security borrowed by or on behalf of seller. A short sale as defined in Statement of Statutory Accounting Principle (SSAP) No. 103 "Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is reported as a contra-asset (negative asset) initially reported at fair value, with changes in fair value recognized as unrealized gains and losses.

Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized capital losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary.

Unaffiliated common stocks are carried at fair value, with unrealized capital gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary. For Federal Home Loan Bank (FHLB) capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

The Company has no investments in insurance subsidiary, controlled, and affiliated (SCA) entities. Investments in non-insurance SCA entities are recorded based on the equity of the investee per audited financial statements prepared pursuant to U.S. GAAP, which is adjusted to a statutory basis of accounting, if applicable. All investments in non-insurance SCA entities for which either audited U.S. GAAP financial statements or audited foreign GAAP basis financial statements that include a footnote reconciling net income and equity on a foreign GAAP basis to U.S. GAAP are not available, are non-admitted as assets. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized capital gains or losses. Dividends received from such affiliates are recorded as investment income when declared.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Mortgage and mezzanine real estate loans are carried at unpaid principal balances less allowances for credit losses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on performing loans is accrued as earned.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance is established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Real estate consists of properties occupied by the Company, properties held for the production of income and properties held for sale. Properties occupied by the Company and held for the production of income are carried at depreciated cost, less encumbrances, unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its depreciated cost or fair value less estimated costs to sell the property and net of encumbrances. Real estate obtained through foreclosure, in satisfaction of a loan, is recorded at the time of foreclosure at the lower of fair value as determined by acceptable appraisal methodologies, or the carrying amount of the related loan. Land is reported at cost.

Cash, cash equivalents and short-term investments include cash on hand and amounts due from banks and highly liquid debt instruments that have original maturities within one year of date of purchase and are carried at amortized cost. Short-term investments include interest-bearing money market funds, investment pools and other investments with original maturities within one year from the date of purchase.

Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the contract cash surrender value are considered non-admitted assets.

Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported in a manner consistent with the hedged asset or liability (hedge accounting). Changes in statement value or cash flow of derivatives that qualify for hedge accounting are recorded consistent with the changes in the statement value or cash flow of the hedged asset or liability. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge (ineffective hedges) are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses. Hedge accounting was not used for any derivative instruments in 2018.

Other invested assets principally consist of investments in limited partnerships and limited liability companies. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, are reported using the equity method. Under SAP, such investments are generally reported based on audited U.S. GAAP equity of the investee, with subsequent adjustment to a statutory basis of accounting, if applicable.

Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, are generally recorded based on the underlying audited U.S. GAAP equity of the investee, with some prescribed exceptions. SAP allows the use of
(a) the U.S. GAAP equity as set forth in the footnote reconciliation of foreign GAAP equity and income to U.S. GAAP within audited foreign GAAP financial statements or (b) the International Financial Reporting Standards (IFRS) basis equity in audited IFRS financial statements as an acceptable basis for the valuation of minor/non-controlled investments. The audited U.S. tax basis equity may also be used in certain circumstances.

All other investments in entities for which audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized capital gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other than temporary are recognized as realized capital losses.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Securities lending and repurchase agreements: The Company has a securities lending program, which was approved by its Board of Directors and lends securities from its investment portfolio to supplement liquidity or for other uses as deemed appropriate by management. Under the program, securities are lent to financial institutions, and in return the Company receives cash as collateral equal to 102 percent of the fair value of the loaned securities. The cash collateral received is invested in short-term investments that may be sold or repledged or partially used for short-term liquidity purposes based on conservative cash flow forecasts. Securities lent by the Company under these transactions may be sold or repledged by the counterparties. The liability for cash collateral received is reported in payable for securities lending in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus. The Company monitors the fair value of securities loaned and obtains additional collateral as necessary. At the termination of the transactions, the Company and its counterparties are obligated to return the collateral provided and the securities lent, respectively. These transactions are treated as secured financing arrangements.

In addition, the Company is a party to secured financing transactions involving securities sold under agreements to repurchase (repurchase agreements), in which the Company transfers securities in exchange for cash, with an agreement by the Company to repurchase the same or substantially similar securities on agreed upon dates specified in the agreements.

Investment income due and accrued is non-admitted from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days, or is uncertain, and for mortgage loans when loans are foreclosed, or delinquent in payment for greater than 90 days, or when collection of interest is uncertain.

Net realized capital gains and losses, which are determined by using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the interest maintenance reserve.

The Company regularly evaluates its investments for other-than-temporary impairment (OTTI) in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value and the amount of the write-down is recognized as a realized capital loss.

For LBaSS, a non-interest related OTTI resulting from a decline in value due to fundamental credit problems of the issuer is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of future cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. If the decline is interest-related, the LBaSS is written down to fair value.

In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the future cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of estimated future cash flows.

Non-admitted assets are excluded from admitted assets and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets include all assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs, prepaid expenses, electronic data processing (EDP) equipment assets, agents' balances or other receivables over 90 days. Non-admitted assets amounted to $510 million and $350 million at December 31, 2018 and 2017, respectively.

Interest maintenance reserve (IMR) is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related investment gains and losses resulting from sales (net of taxes) and interest-related OTTI (net of taxes). An OTTI occurs when the Company, at the reporting date, has the intent to sell an investment or does not have the intent and ability to hold the security before recovery of the cost of the investment. For LBaSS, if the Company recognizes an interest-related OTTI, the non-interest-related OTTI is recorded to the asset valuation reserve, and the interest-related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Asset valuation reserve (AVR) is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are recorded as direct increases or decreases in surplus.

Separate account assets and liabilities generally represent funds for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company, except for certain guaranteed products. Separate account assets are generally reported at fair value. In addition, certain products with fixed guarantees and market-value-adjusted (MVA) fixed annuity contracts in which the assets are generally carried at amortized cost are required by certain states to be carried in a separate account. The operations of the separate accounts are excluded from the Statutory Statements of Operations and Statutory Statements of Cash Flows of the Company. The Company receives fees for assuming mortality and certain expense risks. Such fees are included in separate account fees in the Statutory Statements of Operations. Reserves for variable annuity contracts are provided in accordance with the Variable Annuity Commissioners' Annuity Reserve Valuation Method (VACARVM) under Actuarial Guideline 43 (AG 43). Reserves for variable universal life accounts are provided in accordance with the Commissioners' Reserve Valuation Method (CRVM). Separate accounts may also include deposits for funds held under stable value wrap funding agreements, although the majority of stable value wrap sales are measured based on the notional amount included in assets under management and do not include the receipt of funds.

Policy reserves are established according to different methods.

Life, annuity, and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the NYDFS.

The Company waives the deduction of deferred fractional premiums on the death of the life and annuity policy insured and for traditional life insurance returns any portion of the final premium for periods beyond the date of death. The Company reported additional reserves for surrender values in excess of the corresponding policy reserves.

The Company performs annual cash flow testing in accordance with the Actuarial Opinion and Memorandum Regulation to ensure adequacy of the reserves. Additional reserves are established where the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or where the net premiums exceed the gross premiums on any insurance in force. Total cash flow testing reserves were $1.3 billion at December 31, 2018.

A majority of the Company's variable annuity products are issued with a guaranteed minimum death benefit (GMDB) which provides that, upon the death of a contractholder, the contractholder's beneficiary will receive the greater of
(1) the contractholder's account value, or (2) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the greatest contract value, adjusted for withdrawals, at the specified contract anniversaries; or the principal invested, adjusted for withdrawals, accumulated at the specified rate per annum. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. Death benefits on GMDB policies generally reduce on a proportional basis or on a dollar-for-dollar basis when a partial withdrawal occurs.

Reserves for GMDB benefits are included in the VACARVM reserve. AG 43 requires the Company to perform a stochastic valuation analysis of the total reserves held for all variable annuity contracts with GMDB. These reserves are derived by using the 70 percent Conditional Tail Expectation of the modeled reserves and are based on prudent estimate assumptions. In addition, a deterministic valuation is also performed using assumptions prescribed in AG 43. The greater of these two reserve balances is the AG 43 reserve. However, the Company is currently holding reserves at the C3 Phase II Total Asset Requirement level, which is higher than the AG 43 amount.

Life policies underwritten as substandard are charged extra premiums. Reserves are computed for a substandard policy by adding the reserve for an otherwise identical non-substandard policy plus a factor times the extra premium charge for the year. The factor varies by duration, type of plan, and underwriting. In addition, an extra mortality reserve is

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

reported for ordinary life insurance policies classified as group conversions. Substandard structured settlement annuity reserves are determined by making a constant addition to the mortality rate of the applicable valuation mortality table so that the life expectancy on the adjusted table is equal to the life expectancy determined by the Company's underwriters at issue.

The Company had $5.7 billion of insurance in-force and $231 million of reserves as of December 31, 2018, and $3.8 billion of insurance in-force and $207 million of reserves as of December 31, 2017, for which the gross premiums are less than the net premiums according to the standard of valuation set by the NYDFS.

The liabilities related to policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

In addition, an extra mortality reserve is held for ordinary life insurance policies classified as group conversions, equal to the excess, if any, of a substandard reserve over a standard reserve based on mortality rates appropriately increased over the standard class mortality rates.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula, except for universal life insurance and deferred annuity reserves, which include fund accumulations for which tabular interest has been determined from basic data. For the determination of tabular interest on funds not involving life contingencies, the actual credited interest is used.

For long-term disability products, disabled life reserves were established using the 1964 Commissioner's Disability Table for claims incurred prior to January 1, 1989, and the 1987 Commissioner's Group Disability Table for claims incurred January 1, 1989 and later, at an interest rate equal to the Single Premium Immediate Annuity rate (based on year incurred) less 1 percent.

Liabilities for deposit-type contracts, which include supplementary contracts without life contingencies and annuities certain, are based on the discounting of future payments at an annual statutory effective rate. Tabular interest on other funds not involving life contingencies is based on the interest rate at which the liability accrues.

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reserves for future policy benefits to be paid on life and accident and health policies, incurred in the statement period, but not yet reported, were established using historical data from claim lag experience. The data is aggregated from product specific studies performed on the Company's business.

Premiums and annuity considerations and related expenses are recognized over different periods. Life premiums are recognized as income over the premium paying periods of the related policies. Annuity considerations are recognized as revenue when received. Premiums for deposit-type products are credited directly to the respective reserves and are not recorded in the Statutory Statement of Operations. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Acquisition costs such as commissions and other expenses related to the production of new business are charged to the Statutory Statements of Operations as incurred.

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Annuity and deposit-type contract surrender benefits are reported on a cash basis, and include annuity benefits, payments under supplementary contracts with life contingencies, surrenders and withdrawals. Withdrawals from deposit-type contracts directly reduce the liability for deposit-type contracts and are not reported in the Statutory Statements of Operations.

General insurance expenses include allocated expenses pursuant to a cost allocation agreement. The Company purchases administrative, accounting, marketing and data processing services from AIG Parent or its subsidiaries and

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

is charged based on estimated levels of usage, transactions or time incurred in providing the respective services. The allocation of costs for investment management services purchased from AIG Parent or its subsidiaries is based on the level of assets under management.

Federal income tax expense (benefit) is recognized and computed on a separate company basis pursuant to a tax sharing agreement with AIG Parent, because the Company is included in the consolidated federal income tax return of its ultimate parent, AIG Parent. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the Statutory Statements of Operations represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory accounting basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the Statutory Statements of Operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

A deferred tax asset (DTA) or deferred tax liability (DTL) is included in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, which reflects the expected future tax consequences of temporary differences between the statement values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTA or DTL is reflected in a separate component of unassigned surplus. Net DTA are limited in their admissibility.

Accounting Changes

In 2017, the Company strengthened reserves on certain substandard structured settlement contracts by adjusting the constant extra deaths assumption as required by New York Regulation 151, recognizing experience on the block as required.

There were no other new accounting standards that were effective during the periods covered by this statement that had a material impact on the operations of the Company.

Correction of Errors

SAP requires that corrections of errors related to prior periods be reported as adjustments to unassigned surplus to the extent that they are not material to prior periods.

In 2018, five out-of-period errors were identified and corrected, which increased unassigned surplus by $32 million. The most significant of these was a decrease in deferred annuity reserves due to a system conversion.

In 2017, one prior year error was identified and corrected, which increased reserves for group term life policies and decreased unassigned surplus by $6 million.

In 2016, three out-of-period errors were identified and corrected. The Company corrected the prior year errors and increased surplus by $8 million. The most significant of these was due to an overstatement of recently issued substandard structured settlement reserves.

Differences in Statutory Accounting and U.S. GAAP Accounting

The accompanying statutory financial statements have been prepared in accordance with accounting practices prescribed or permitted by the NYDFS. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The objectives of U.S. GAAP differ from the objectives of SAP. U.S. GAAP is designed to measure the entity as a going concern and to produce general purpose financial statements to meet the varying needs of the different users of financial statements. SAP is designed to address the accounting requirements of regulators, who are the primary users of statutory-basis financial statements and whose primary objective is to measure solvency. As a result, U.S. GAAP stresses measurement of earnings and financial condition of a business from period to period, while SAP stresses measurement of the ability of the insurer to pay claims in the future.

Investments. Under SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

Under SAP, all single- and multi-class MBS or other ABS (e.g., Collateralized Mortgage Obligations (CMO) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. For LBaSS subsequent to July 1, 2009, if it is determined that a decline in fair value is other than temporary the cost basis of the security is written down to the discounted estimated future cash flows. Bonds, other than LBaSS, that are other-than-temporarily impaired are written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all bonds, if it is determined that a decline in fair value is other-than-temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-credit portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

Under SAP, when it is probable that the insurer will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than as a component of earnings as would be required under U.S. GAAP. If the impairment is other-than-temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under U.S. GAAP, valuation allowances would be established when the insurer determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such U.S. GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

Under SAP, joint ventures, partnerships and limited liability companies in which the insurer has a minor ownership interest (i.e., less than 10 percent) or lacks control are generally recorded based on the underlying audited U.S. GAAP basis equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies in which the insurer has a significant ownership interest or is deemed to have control are accounted for under the equity method, where that is not the case, such investments are carried at fair value with changes in fair value recognized in earnings in 2018 for equity securities previously designated as available-for-sale and through net income for equity securities measured at fair value at the Company's election. Prior to 2018, equity securities designated as available-for-sale were carried at fair value with changes in fair value recorded through other comprehensive income.

Real Estate. Under SAP, investments in real estate are reported net of related obligations; under U.S. GAAP, investments in real estate are reported on a gross basis. Under SAP, real estate owned and occupied by the insurer is included in investments; under U.S. GAAP, real estate owned and occupied by the insurer is reported as an operating asset, and operating income and expenses include rent for the insurer's occupancy of those properties.

Derivatives. Under SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized capital

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

gains or losses. Under U.S. GAAP, such derivative instruments are accounted for at fair value with the changes in fair value recorded as realized capital gains or losses. Under U.S. GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the insurer's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under SAP, non-performance risk (own credit-risk) is not reflected in the fair value calculations for derivative liabilities. Under U.S. GAAP, index life insurance features in certain variable universal life contracts and certain guaranteed features of variable annuities are bifurcated and accounted for separately as embedded policy derivatives. Under SAP, embedded derivatives are not bifurcated or accounted for separately from the host contract.

Interest Maintenance Reserve. Under SAP, the insurer is required to maintain an IMR. IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related capital gains and losses realized through sales or OTTI. IMR applies to all types of fixed maturity investments, including bonds, preferred stocks, MBS, ABS and mortgage loans. After-tax capital gains or losses realized upon the sale or impairment of such investments resulting from changes in the overall level of interest rates are excluded from current period net income and transferred to the IMR. The transferred after-tax net realized capital gains or losses are then amortized into income over the remaining period to maturity of the divested asset. Realized capital gains and losses are reported net of tax and transfers to the IMR, after net gain from operations. Any negative IMR balance is treated as non-admitted asset. This reserve is not required under U.S. GAAP and pre-tax realized capital gains and losses are reported as component of total revenues, with related taxes included in taxes from operations.

Asset Valuation Reserve. Under SAP, the insurer is required to maintain an AVR, which is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. The level of AVR is based on both the type of investment and its credit rating. Under SAP, AVR is included in total adjusted capital for RBC analysis purposes. Changes to AVR are charged or credited directly to unassigned surplus. This reserve is not required under U.S. GAAP.

Subsidiaries. Under SAP, investments in insurance subsidiaries are recorded based upon the underlying audited statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized capital gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through consolidation. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

Policy Acquisition Costs and Sales Inducements. Under SAP, policy acquisition costs are expensed when incurred. Under U.S. GAAP, acquisition costs that are incremental and directly related to the successful acquisition of new and renewal of existing insurance and investment-type contracts, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs
(DAC) are amortized, with interest, over the premium-paying period of the related contracts, using assumptions that are consistent with those used in computing policy benefit reserves. Under SAP, sales inducements are expensed when incurred. Under U.S. GAAP, certain sales inducements on interest-sensitive life insurance contracts and deferred annuities are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC.

Deferred Premiums. Under SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset, while under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

Non-admitted Assets. Certain assets designated as "non-admitted," principally any negative IMR, agents' balances or unsecured loans or advances to agents, certain DTAs, furniture, equipment and computer software, receivables over 90 days and prepaid expenses, as well as other assets not specifically identified as admitted assets within the NAIC SAP, are excluded from the Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus and are charged directly to unassigned surplus. Under U.S. GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies. Under SAP, revenues for universal life and annuity policies containing mortality or morbidity risk considerations consist of the entire premium received, and benefits incurred consist of the total of death benefits paid and the change in policy reserves. Payments received on contracts that do not incorporate any

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

mortality or morbidity risk considerations (deposit-type contracts) are credited directly to an appropriate liability for deposit-type contract account without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the Statutory Statements of Operations as incurred. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under U.S. GAAP, premiums received in excess of policy charges are not recognized as premium revenue, and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Benefit Reserves. Under SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the insurer within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the insurer based on management's estimates and judgment.

Policyholder funds not involving life contingencies use different valuation assumptions for SAP and U.S. GAAP. Under SAP, prescribed rates of interest related to payout annuities are used in the discounting of expected benefit payments, while under U.S. GAAP, the insurer's best estimates of interest rates are used.

Under SAP, the Commissioners' Reserve Valuation Method is used for the majority of individual insurance reserves. Under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under SAP. Under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

Under SAP, the CARVM is used for the majority of individual deferred annuity reserves, while under U.S. GAAP, individual deferred annuity policyholder liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder, together with liabilities for certain contractual guarantees, if applicable.

Under SAP, reserves for fixed rate deposit-type contracts are based upon their accumulated values, discounted at an annual statutory effective rate, while under U.S. GAAP, reserves for deposit-type contracts are recorded at their accumulated values.

Reinsurance. Under SAP, policy and contract liabilities ceded to reinsurers are reported as reductions of the related reserves rather than as assets as required under U.S. GAAP. Under SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premiums, and unpaid losses ceded to reinsurers not licensed to assume such business. Changes to these amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Under SAP, the criteria used to demonstrate risk transfer varies from U.S. GAAP, which may result in transactions that are accounted for as reinsurance for SAP and deposit accounting for U.S. GAAP. Under SAP, the reserve credit permitted for unauthorized reinsurers is less than or equal to the amount of letter of credit or funds held in trust by the reinsurer. Under U.S. GAAP, assumed and ceded reinsurance is reflected on a gross basis in the balance sheet, and certain commissions allowed by reinsurers on ceded business are deferred and amortized on a basis consistent with DAC.

Policyholder Dividend Liabilities. Under SAP, policyholder dividends are recognized when declared. Under U.S. GAAP, policyholder dividends are recognized over the term of the related policies.

Separate Accounts. Under SAP, separate account surplus created through the use of the CRVM, the VACARVM or other reserving methods is reported by the general account as an unsettled transfer from the separate account. The net change on such transfers is included as a part of the net gain from operations in the general account. This is not required under U.S. GAAP.

Separate accounts include certain non-unitized assets which primarily represent MVA fixed options of variable annuity contracts issued in various states. Under SAP, these contracts are accounted for in the separate account financial statements, while under U.S. GAAP, they are accounted for in the general account.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Deferred Income Taxes. Under SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within a maximum three years of the reporting date or a maximum 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized. Under SAP, income tax expense is based upon taxes currently payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits. Under U.S. GAAP, changes in deferred taxes are recorded in income tax expense.

Offsetting of Assets and Liabilities. Under SAP, offsetting of assets and liabilities is not permitted when there are master netting agreements unless four requirements for valid right of offset are met. The requirements include
1) each of the two parties owes the other determinable amounts, 2) the reporting party has the right to set off the amount owed with the amount owed by the other party, 3) the reporting party intends to set off, and 4) the right of setoff is enforceable. The prohibition against offsetting extends to derivatives and collateral posted against derivative positions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Under U.S. GAAP, these amounts under master netting arrangements may be offset and presented on a net basis.

3. INVESTMENTS

Bonds and Equity Securities

The following table presents the statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and equity securities by major security type:

                                                                               Gross      Gross
                                                                   Statement Unrealized Unrealized
(in millions)                                                        Value     Gains      Losses   Fair Value
-------------                                                      --------- ---------- ---------- ----------
December 31, 2018
Bonds:
   U.S. government obligations                                      $   219    $    8     $  (4)    $   223
   All other governments                                                552         7       (27)        532
   States, territories and possessions                                   95         6        --         101
   Political subdivisions of states, territories and possessions         41         4        --          45
   Special revenue                                                    1,640        43       (28)      1,655
   Industrial and miscellaneous                                      15,797       467      (493)     15,771
   Hybrid securities                                                    170        15        (4)        181
   Parent, subsidiaries and affiliates                                   --        --        --          --
                                                                    -------    ------     -----     -------
Total bonds                                                          18,514       550      (556)     18,508
                                                                    -------    ------     -----     -------
   Preferred stock                                                        6        --        --           6
   Common stock                                                          10        --        --          10
                                                                    -------    ------     -----     -------
Total equity securities                                                  16        --        --          16
                                                                    -------    ------     -----     -------
Total                                                               $18,530    $  550     $(556)    $18,524
                                                                    =======    ======     =====     =======
December 31, 2017
Bonds:
   U.S. government obligations                                      $   195    $   11     $  (2)    $   204
   All other governments                                                611        30        (5)        636
   States, territories and possessions                                  107        12        --         119
   Political subdivisions of states, territories and possessions         50         8        --          58
   Special revenue                                                    1,627        69       (11)      1,685
   Industrial and miscellaneous                                      16,086     1,058       (93)     17,051
   Hybrid securities                                                    143        31        (1)        173
                                                                    -------    ------     -----     -------
Total bonds                                                          18,819     1,219      (112)     19,926
                                                                    -------    ------     -----     -------
   Preferred stock                                                        6        --        --           6
   Common stock                                                          13        --        --          13
                                                                    -------    ------     -----     -------
Total equity securities                                                  19        --        --          19
                                                                    -------    ------     -----     -------
Total                                                               $18,838    $1,219     $(112)    $19,945
                                                                    =======    ======     =====     =======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Bonds and Equity Securities in Loss Positions

The following table summarizes the fair value and gross unrealized losses (where fair value is less than amortized cost) on bonds and equity securities, including amounts on NAIC 6 and 6* bonds, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position:

                                         Less than 12 Months    12 Months or More           Total
                                        --------------------  --------------------  --------------------
                                                     Gross                 Gross                 Gross
                                                   Unrealized            Unrealized            Unrealized
(in millions)                           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------                           ---------- ---------- ---------- ---------- ---------- ----------
December 31, 2018
Bonds:
   U.S. government obligations            $   34     $  (1)     $   87     $  (3)     $  121     $  (4)
   All other governments                     252       (14)        115       (13)        367       (27)
   States, territories and possessions        16        --           5        --          21        --
   Political subdivisions of states,
     territories and possessions              --        --           3        --           3        --
   Special revenue                           224        (9)        654       (19)        878       (28)
   Industrial and miscellaneous            6,143      (329)      2,013      (167)      8,156      (496)
   Hybrid securities                          29        (2)         12        (2)         41        (4)
   Parent, subsidiaries and affiliates        --        --          --        --          --        --
                                          ------     -----      ------     -----      ------     -----
Total bonds                                6,698      (355)      2,889      (204)      9,587      (559)
                                          ======     =====      ======     =====      ======     =====
   Preferred stock                             2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total equity securities                        2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total                                     $6,700     $(355)     $2,892     $(204)     $9,592     $(559)
                                          ======     =====      ======     =====      ======     =====
December 31, 2017
Bonds:
   U.S. government obligations            $   79     $  (2)     $    2     $  --      $   81     $  (2)
   All other governments                      76        (2)         44        (3)        120        (5)
   States, territories and possessions         1        --          --        --           1        --
   Political subdivisions of states,
     territories and possessions               3        --          --        --           3        --
   Special revenue                           441        (7)        192        (4)        633       (11)
   Industrial and miscellaneous            1,532       (50)        986       (45)      2,518       (95)
   Hybrid securities                           2        --          15        (1)         17        (1)
                                          ------     -----      ------     -----      ------     -----
Total bonds                                2,134       (61)      1,239       (53)      3,373      (114)
                                          ======     =====      ======     =====      ======     =====
   Preferred stock                             2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total equity securities                        2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total                                     $2,136     $ (61)     $1,242     $ (53)     $3,378     $(114)
                                          ======     =====      ======     =====      ======     =====

As of December 31, 2018 and 2017, the number of bonds and equity securities in an unrealized loss position was 2,064 and 988, respectively. Bonds comprised 2,061 of the total of which 696 were in a continuous loss position greater than 12 months at December 31, 2018. Bonds comprised 982 of the total of which 248 were in a continuous loss position greater than 12 months at December 31, 2017.

The Company did not recognize the unrealized losses in earnings on these fixed maturity securities at December 31, 2018 and 2017, respectively, because the Company neither intends to sell the securities nor does the Company believe that it is more likely than not that the Company will be required to sell these securities before recovery of their amortized cost basis. For fixed maturity securities with significant declines, the Company performed fundamental credit analyses on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other available market data.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Contractual Maturities of Bonds

The following table presents the statement value and fair value of bonds by contractual maturity:

       (in millions)                           Statement Value Fair Value
       -------------                           --------------- ----------
       December 31, 2018
       Due in one year or less                     $   563      $   569
       Due after one year through five years         2,168        2,170
       Due after five years through ten years        3,753        3,637
       Due after ten years                           6,841        6,739
       LBaSS                                         5,248        5,452
                                                   -------      -------
       Total                                       $18,573      $18,567
                                                   =======      =======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Bonds in or near default as to payment of principal or interest had a statement value of $66 million and $78 million at December 31, 2018 and 2017, respectively which is the fair value. At December 31, 2018 and 2017, the Company had no income excluded from due and accrued for bonds.

At December 31, 2018, the Company's bond portfolio included bonds totaling
$1.0 billion not rated investment grade by the NAIC guidelines (categories 3-6). These bonds accounted for 5 percent of the Company's total assets and 6 percent of invested assets. These below investment grade securities, excluding structured securities, span across 13 industries. At December 31, 2017, the Company's bond portfolio included bonds totaling $1.0 billion not rated investment grade by the NAIC guidelines (categories 3-6). These bonds accounted for 4 percent of the Company's total assets and 4 percent of invested assets. These below investment grade securities, excluding structured securities, span across 14 industries.

The following table presents the industries that constitute more than 10% of the below investment grade securities:

                                            December 31,
                                            ------------
                                            2018   2017
                                            ----  ------
                      Consumer Noncyclical  22.1%   11.9%
                      Energy                16.2    20.7
                      Communications        14.9    13.7
                      Consumer Cyclical     13.8    10.8
                      Basic                  5.7    10.1

LBaSS

The Company determines fair value of LBaSS based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations (CDO) are priced by approved independent third-party valuation service providers and broker dealer quotations. Small portions of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

The following table presents the statement value and fair value of LBaSS:

                                        December 31, 2018    December 31, 2017
                                       -------------------- --------------------
                                       Statement            Statement
(in millions)                            Value   Fair Value   Value   Fair Value
-------------                          --------- ---------- --------- ----------
Loan-backed and structured securities  $  5,248   $  5,452  $  6,338   $  6,665

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Prepayment assumptions for single class, multi-class mortgage-backed and ABS were obtained from independent third-party valuation service providers or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

At December 31, 2018 and 2017, the Company had exposure to a variety of LBaSS. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of the quarterly surveillance process, the Company takes into account many of these characteristics in making the OTTI assessment.

At December 31, 2018 and 2017, the Company did not have any LBaSS with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

During 2018, 2017 and 2016, the Company recognized total OTTI of $6 million, $15 million and $38 million, respectively, on LBaSS that were still held by the Company. In addition, at December 31, 2018 and 2017, the Company held loan-backed impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest (credit) related declines that were recognized in earnings, but for which an associated interest-related decline has not been recognized in earnings as a realized capital loss.

The following table summarizes the fair value and aggregate amount of unrealized losses on LBaSS and length of time that individual securities have been in a continuous unrealized loss position:

                    Less than 12 Months    12 Months or More           Total
                   --------------------  --------------------  --------------------
                                Gross                 Gross                 Gross
                              Unrealized            Unrealized            Unrealized
(in millions)      Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------      ---------- ---------- ---------- ---------- ---------- ----------
December 31, 2018
   LBaSS             $1,082      $(26)      $916       $(26)     $1,998      $(52)
December 31, 2017
   LBaSS             $  812      $(15)      $493       $(20)     $1,305      $(35)

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company generally considers its cash and working capital requirements and expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

The Company does not have any LBaSS for which it is not practicable to estimate fair values.

The following table presents the rollforward of non-interest related OTTI for
LBaSS:

                                                                                      December 31,
                                                                                      ------------
(in millions)                                                                         2018   2017
-------------                                                                         ----   ----
Balance, beginning of year                                                            $336   $321
Increases due to:
   Credit impairment on new securities subject to impairment losses                      1      2
   Additional credit impairment on previously impaired investments                       5     17
Reduction due to:
   Credit impaired securities fully disposed for which there was no prior intent or
     requirement to sell                                                                94      4
                                                                                       ----  ----
Balance, end of year                                                                  $248   $336
                                                                                       ====  ====

See Note 23 for a list with each LBaSS at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current year and a list of the Company's structured notes holding at December 31, 2018.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Mortgage Loans

Mortgage loans had outstanding principal balances of $3.1 billion and $2.8 billion at December 31, 2018 and 2017, respectively. Contractual interest rates range from 2.10 percent to 10.10 percent. The mortgage loans at December 31, 2018 had maturity dates ranging from 2019 to 2055.

The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the U.S. and Canada. The commercial mortgage loans are non-recourse to the borrower.

The following tables present the geographic and property-type distribution of the Company's mortgage loan portfolio:

                                                December 31,
                                                ------------
                                                 2018   2017
                                                -----  -----
                   Geographic distribution:
                      Mid-Atlantic               29.4%  29.5%
                      Pacific                    24.5   24.3
                      Foreign                    10.9    7.5
                      South Atlantic              8.6    9.6
                      East North Central          8.4    8.4
                      West South Central          6.1    5.3
                      Mountain                    4.8    5.7
                      New England                 4.5    5.6
                      East South Central          2.2    3.1
                      West North Central          0.6    1.0
                                                -----  -----
                   Total                        100.0% 100.0%
                                                =====  =====
                   Property type distribution:
                      Multi-family               31.1%  28.0%
                      Office                     23.7   25.7
                      Retail                     15.5   16.6
                      Industrial                 13.9    9.7
                      Hotel/motel                 5.5    6.2
                      Other                      10.3   13.8
                                                -----  -----
                   Total                        100.0% 100.0%
                                                =====  =====

At December 31, 2018, there were 44 mortgage loans with outstanding balances of $20 million or more which represented approximately 50 percent of the portfolio.

The following table presents the minimum and maximum lending rates for new mortgage loans during 2018 and 2017:

                                   Years Ended December 31,
                                ------------------------------
                                     2018            2017
                                --------------  --------------
                 (in millions)  Maximum Minimum Maximum Minimum
                 -------------  ------- ------- ------- -------
                 Multi-family    5.75%   2.90%   4.27%   2.10%
                 Retail          5.48    5.48    5.20    4.18
                 Office          5.10    3.66    9.17    3.92
                 Industrial      4.25    2.11    4.97    2.15
                 Other           5.37    3.35    5.00    3.50

The Company did not reduce any interest rates during 2018 and 2017.

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgage was
95.0 percent and 95.0 percent in 2018 and 2017, respectively.

At December 31, 2018, the Company held $56 million in impaired mortgages with no related allowances for credit losses and $56 million in impaired loans without a related allowance. At December 31, 2017, the Company held $62 million in impaired mortgages with $4 million of related allowances for credit losses and $58 million in impaired loans without a related allowance. The Company's average recorded investment in impaired loans was $59 million and $83

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

million, at December 31, 2018 and 2017, respectively. The Company recognized interest income from impaired loans of $2 million, $2 million and $4 million in 2018, 2017 and 2016, respectively. The Company recognizes interest income on its impaired mortgage loans upon receipt.

The following table presents a rollforward of the changes in the allowance for losses on mortgage loans receivable:

                                                                 December 31,
                                                                -------------
 (in millions)                                                  2018 2017 2016
 -------------                                                  ---- ---- ----
 Balance, beginning of year                                     $20  $17  $19
    Additions (reductions) charged to unrealized capital loss     2    6   --
    Direct write-downs charged against allowance                 --   (3)  (2)
                                                                ---  ---  ---
 Balance, end of year                                           $22  $20  $17
                                                                ===  ===  ===

During 2018, the Company did not derecognize any mortgage loans and did not recognize any real estate collateral as a result of foreclosure.

The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multi-family residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

The following table presents the age analysis of mortgage loans:

                                             December 31,
                                           -----------------
                    (in millions)            2018     2017
                    -------------          -------- --------
                    Current                $  3,049 $  2,810
                    30 - 59 days past due         1        1
                                           -------- --------
                    Total                  $  3,050 $  2,811
                                           ======== ========

At December 31, 2018 and 2017, the Company had mortgage loans outstanding under participant or co-lender agreements of $2.3 billion and $2.1 billion, respectively.

In addition, the Company had $56 million and $58 million in restructured loans at December 31, 2018 and 2017, respectively.

Troubled Debt Restructuring

At both December 31, 2018 and 2017, the Company held no restructured debt for which impairment was recognized. The Company had no outstanding commitments at December 31, 2018 and 2017 to debtors that hold loans with restructured terms.

Real Estate

The following table presents the components of the Company's investment in real estate:

                                                       December 31,
                                                       -----------
             (in millions)                             2018   2017
             -------------                             -----  -----
             Properties held for production of income  $  --  $   8
             Properties held for sale                     --     --
                                                       -----  -----
             Total                                     $  --  $   8
                                                       =====  =====

The Company recognized a gain of less than $1 million on the sale of real estate property and had impairment write-downs of $1 million for its investment in real estate during 2018. The Company recognized a gain of $11 million on the sale of real estate property and had no impairment write-downs for its investment in real estate during 2017. The

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Company recognized a gain of $1 million on the sale of real estate property and had no impairment write-downs for its investment in real estate during 2016.

Other Invested Assets

The following table presents the components of the Company's other invested assets:

                                                       December 31,
                                                      --------------
          (in millions)                                2018    2017
          -------------                               ------  ------
          Investments in limited liability companies  $  302  $  328
          Investments in limited partnerships            535     494
          Other unaffiliated investments                 198     191
          Receivable for securities                       13      95
          Cash collateral on derivatives                  13      63
          Non-admitted assets                             (1)     (3)
                                                      ------  ------
          Total                                       $1,060  $1,168
                                                      ======  ======

The Company utilizes the look-through approach in valuing its investments in affiliated joint ventures or partnerships that have the characteristics of real estate investments. These affiliated real estate investments had an aggregate value of $246 million and $171 million at December 31, 2018 and 2017, respectively. The financial statements for the related holding companies are not audited and the Company has limited the value of its investment in these holding companies to the value contained in the audited financial statements of the lower tier entities owned by each of the respective intermediate holding company entities as adjusted SAP, if applicable. All liabilities, commitments, contingencies, guarantees, or obligations of these holding company entities, which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company's determination of the carrying value of the investment in each of the respective holding company entities, if applicable.

The Company recorded impairment write-downs in joint ventures and partnerships of $8 million during 2018. The Company recorded impairment write-downs in joint ventures and partnerships of $13 million during 2017.

Net Investment Income

The following table presents the components of net investment income:

                                              Years ended December 31,
                                              ----------------------
           (in millions)                       2018     2017    2016
           -------------                      ------   ------  ------
           Bonds                              $  946   $  975  $1,001
           Preferred stocks                       --       --       2
           Common stocks                           1        1      --
           Cash and short-term investments         3        6      --
           Mortgage loans                        144      141     121
           Real estate                             1        4       5
           Contract loans                         11       12      13
           Derivatives                            25      (16)     27
           Investment income from affiliates       2        5      13
           Other invested assets                  35       28      38
                                              ------   ------  ------
           Gross investment income             1,168    1,156   1,220
           Investment expenses                   (27)     (43)    (32)
                                              ------   ------  ------
           Net investment income              $1,141   $1,113  $1,188
                                              ======   ======  ======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Net Realized and Unrealized Capital Gains (Losses)

The following table presents the components of Net realized capital gains (losses):

                                               Years Ended December 31,
                                               ------------------------
        (in millions)                            2018    2017     2016
        -------------                          -------  ------  -------
        Bonds                                  $   (49) $   66  $  (114)
        Common stocks                               (1)     --       --
        Cash and short-term investments              1      (2)       1
        Mortgage loans                              (9)      4       (2)
        Real estate                                 (2)     11        1
        Derivatives                                (16)    (66)     (51)
        Other invested assets                       30      (7)      36
                                               -------  ------  -------
        Realized capital (losses) gains            (46)      6     (129)
        Federal income tax benefit (expense)        10      (2)      45
        Net losses (gains) transferred to IMR       26     (57)      37
                                               -------  ------  -------
        Net realized capital losses            $   (10) $  (53) $   (47)
                                               =======  ======  =======

During 2018, 2017 and 2016, the Company recognized $17 million, $35 million and $56 million, respectively, of impairment write-downs in accordance with the impairment policy described in Note 2.

The following table presents the proceeds from sales of bonds and equities and the related gross realized capital gains and gross realized capital losses:

                                              Years Ended December 31,
                                              ------------------------
         (in millions)                          2018     2017    2016
         -------------                        --------  ------  ------
         Proceeds                             $  2,073  $1,755  $1,871
                                              ========  ======  ======
         Gross realized capital gains         $     11  $  129  $   47
         Gross realized capital losses             (50)    (17)    (99)
                                              --------  ------  ------
         Net realized capital (losses) gains  $    (39) $  112  $  (52)
                                              ========  ======  ======

The following table presents the net change in unrealized capital gains (losses) of investments (including foreign exchange capital gains (losses):

                                                         Years Ended December 31,
                                                        -------------------------
(in millions)                                             2018     2017     2016
-------------                                           -------  -------  -------
Bonds                                                   $   (30) $    61  $   (20)
Mortgage loans                                              (12)      16      (25)
Derivatives                                                  34      (69)       2
Other invested assets                                       (34)      52      (63)
Federal income tax benefit (expense)                          8      (29)      67
                                                        -------  -------  -------
Net change in unrealized (losses) gains of investments  $   (34) $    31  $   (39)
                                                        =======  =======  =======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


5* Securities Measured at Aggregate Book Adjusted Carrying Value and Fair Value

The following table presents 5* Securities measured at aggregate book adjusted carrying value (BACV) and aggregate fair value at December 31:

                                      Number             Aggregate
                                      of 5*    Aggregate   Fair
              Investment            Securities   BACV      Value
              ----------            ---------- --------- ---------
              (in millions)
              -------------
              2018
              Bonds - AC                --       $ --      $ --
              LBass - AC                 4         30        30
              Preferred Stock - AC      --         --        --
              Preferred Stock - FV      --         --        --
                                        --       ----      ----
              Total                      4       $ 30      $ 30
                                        ==       ====      ====
              2017
              Bonds - AC                 2       $  3      $  3
              LBass - AC                --         --        --
              Preferred Stock - AC      --         --        --
              Preferred Stock - FV      --         --        --
                                        --       ----      ----
              Total                      2       $  3      $  3
                                        ==       ====      ====
              AC - Amortized Cost
              FV - Fair Value

4. SECURITIES LENDING AND REPURCHASE AGREEMENTS

Securities Lending

As of December 31, 2018 and 2017, the Company had bonds loaned with a fair value of approximately $95 million and $287 million pursuant to the securities lending program.

The following table presents the aggregate fair value of cash collateral received related to the securities lending program and the terms of the contractually obligated collateral positions:

                                                 December 31,
                                                ---------------
                (in millions)                     2018    2017
                -------------                   -------- ------
                30 days or less                 $     38 $   29
                31 to 60 days                         14    124
                61 to 90 days                         48    143
                                                -------- ------
                Subtotal                             100    296
                Securities collateral received        --     --
                                                -------- ------
                Total collateral received       $    100 $  296
                                                ======== ======

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the securities lending program by maturity date:

                                    December 31, 2018    December 31, 2017
                                   -------------------- --------------------
                                   Amortized            Amortized
   (in millions)                     Cost    Fair Value   Cost    Fair Value
   -------------                   --------- ---------- --------- ----------
   Open positions                     $89       $89       $227       $227
                                      ---       ---       ----       ----
   Subtotal                            89        89        227        227
   Securities collateral received      --        --         --         --
                                      ---       ---       ----       ----
   Total collateral reinvested        $89       $89       $227       $227
                                      ===       ===       ====       ====

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Repurchase Agreements

At December 31, 2018 and 2017, bonds with a fair value of approximately $114 million and $108 million, respectively, were subject to repurchase agreements to secure amounts borrowed by the Company.

The following table presents the aggregate fair value of cash collateral received related to the repurchase agreement program and the terms of the contractually obligated collateral positions:

                                                   December 31,
                                                   ------------
                   (in millions)                   2018   2017
                   -------------                   ----   ----
                   Open positions                  $  3   $ --
                   30 days or less                   57      4
                   31 to 60 days                     20     51
                   61 to 90 days                     14     47
                   Greater than 90 days              16     --
                                                    ----  ----
                   Subtotal                         110    102
                   Securities collateral received    --     --
                                                    ----  ----
                   Total collateral received       $110   $102
                                                    ====  ====

The following table presents the original (flow) and residual maturity for bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                   FIRST QUARTER                        SECOND QUARTER
                       ------------------------------------- -------------------------------------
                                       Average Daily Ending                  Average Daily Ending
(in millions)          Minimum Maximum    Balance    Balance Minimum Maximum    Balance    Balance
-------------          ------- ------- ------------- ------- ------- ------- ------------- -------
Open - No Maturity      $ --     $ 1        $--        $--     $--    $  4       $  1        $ 4
Overnight                 --      27          2         --      --      67          9         --
2 Days to 1 Week          --      35          7          4      --     113         33         --
> 1 Week to 1 Month        3      54         29         23      57     185        118         57
> 1 Month to 3 Months     16      98         57         65      89     386        157         45
> 3 Months to 1 Year      --      15          1         --      --      --         --         --
> 1 Year                  --      --         --         --      --      --         --         --

                                   THIRD QUARTER                        FOURTH QUARTER
                       ------------------------------------- -------------------------------------
                                       Average Daily Ending                  Average Daily Ending
(in millions)          Minimum Maximum    Balance    Balance Minimum Maximum    Balance    Balance
-------------          ------- ------- ------------- ------- ------- ------- ------------- -------
Open - No Maturity      $  3     $ 4        $ 4        $ 3     $ 3    $  6       $  4        $ 3
Overnight                  1      40         12          1      --      29         10         --
2 Days to 1 Week           1      76         24         29       5      29         18         16
> 1 Week to 1 Month       19      95         67         26      21      69         39         70
> 1 Month to 3 Months    (10)     39         19         39      21      90         53         20
> 3 Months to 1 Year       4       4          4         --      --      --         --         --
> 1 Year                  --      --         --         --      --      --         --         --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the Company's liability to return collateral for the year ended December 31, 2018:

                                        FIRST QUARTER                                SECOND QUARTER
                         -------------------------------------------- --------------------------------------------
                                         Average Daily                                Average Daily
(in millions)            Minimum Maximum    Balance    Ending Balance Minimum Maximum    Balance    Ending Balance
-------------            ------- ------- ------------- -------------- ------- ------- ------------- --------------
Cash (Collateral - All)    $19    $229       $ 97           $92        $146    $755       $319           $106

                                        THIRD QUARTER                                FOURTH QUARTER
                         -------------------------------------------- --------------------------------------------
                                         Average Daily                                Average Daily
                         Minimum Maximum    Balance    Ending Balance Minimum Maximum    Balance    Ending Balance
                         ------- ------- ------------- -------------- ------- ------- ------------- --------------
Cash (Collateral - All)    $19    $258       $129           $98        $ 51    $224       $124           $109

The Company requires a minimum of 95 percent of the fair value of securities sold under the repurchase agreements to be maintained as collateral. Cash collateral received is invested in corporate bonds and the offsetting collateral liability for repurchase agreements is included in other liabilities.

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the repurchase agreement program by maturity date:

                                    December 31, 2018    December 31, 2017
                                   -------------------- --------------------
                                   Amortized            Amortized
   (in millions)                     Cost    Fair Value   Cost    Fair Value
   -------------                   --------- ---------- --------- ----------
   Greater than three years          $115       $114       $97       $108
                                     ----       ----       ---       ----
   Subtotal                           115        114        97        108
   Securities collateral received      --         --        --         --
                                     ----       ----       ---       ----
   Total collateral reinvested       $115       $114       $97       $108
                                     ====       ====       ===       ====

The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                           FIRST QUARTER                          SECOND QUARTER
                               -------------------------------------- --------------------------------------
                                               Average                                Average
                                                Daily                                  Daily
(in millions)                  Minimum Maximum Balance Ending Balance Minimum Maximum Balance Ending Balance
-------------                  ------- ------- ------- -------------- ------- ------- ------- --------------
BACV                             $--     $--     $--        $ 92        $--     $--     $--        $106
Non-admitted - Subset of BACV     --      --      --          --         --      --      --          --
Fair Value                        --      --      --          96         --      --      --         106

                                           THIRD QUARTER                          FOURTH QUARTER
                               -------------------------------------- --------------------------------------
                                               Average                                Average
                                                Daily                                  Daily
(in millions)                  Minimum Maximum Balance Ending Balance Minimum Maximum Balance Ending Balance
-------------                  ------- ------- ------- -------------- ------- ------- ------- --------------
BACV                             $--     $--     $--        $101        $--     $--     $--        $115
Non-admitted - Subset of BACV     --      --      --          --         --      --      --          --
Fair Value                        --      --      --         101         --      --      --         114

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                     1     2      3      4      5      6      7       8
                                                                     Non-
     (in millions)  None NAIC 1 NAIC 2 NAIC 3 NAIC 4 NAIC 5 NAIC 6 Admitted
     -------------  ---- ------ ------ ------ ------ ------ ------ --------
     Bonds - BACV   $--   $98    $15    $--     $2    $--    $--     $--
     Bonds - FV     $--   $98    $14    $--     $2    $--    $--     $--

5. RESTRICTED ASSETS

The Company has restricted assets as detailed below. Assets under restriction are general account assets and are not part of the Separate Accounts.

The following table presents the carrying value of the Company's restricted assets:

                                                       December 31,
                                                       ------------
                (in millions)                          2018   2017
                -------------                          ----   ----
                On deposit with states                 $ 11   $ 16
                Securities lending                       89    254
                Collateral held on securities lending   100    296
                FHLB stock and collateral pledged       265    133
                Subject to repurchase agreements        115     97
                Collateral for derivatives               43     84
                Other restricted assets                   5     --
                                                        ----  ----
                Total                                  $628   $880
                                                        ====  ====

6. SUBPRIME MORTGAGE RISK EXPOSURE

The following features are commonly recognized characteristics of subprime mortgage loans:

..   An interest rate above prime to borrowers who do not qualify for prime rate loans;

..   Borrowers with low credit ratings (FICO scores);

..   Interest-only or negative amortizing loans;

..   Unconventionally high initial loan-to-value ratios;

..   Low initial payments based on a fixed introductory rate that expires after a short initial period, then adjusts to a variable index rate plus a margin for the remaining term of the loan;

..   Borrowers with less than conventional documentation of their income and/or net assets;

..   Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount; and/or,

..   Substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Non-agency RMBS can belong to one of several different categories depending on the characteristics of the borrower, the property and the loan used to finance the property. Categorization is a function of FICO score, the type of loan, loan-to-value ratio, and property type and loan documentation.

Generally, subprime loans are made to borrowers with low FICO scores, low levels of equity and reduced income/asset documentation. Due to these characteristics, subprime borrowers pay a substantially higher interest rate than prime borrowers. In addition, they often utilize mortgage products that reduce their monthly payments in the near-term. These include adjustable-rate mortgages with low initial rates or interest-only loans. Borrowers in products like this often experience significant "payment shock" when the teaser payment resets upwards after the initial fixed period.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The primary classification mechanism the Company uses for subprime loans is FICO score. Specifically, a pool with an average FICO at origination less than 650 is considered to be subprime. However, the Company may subjectively adjust this classification based on an assessment of the other parameters mentioned above.

To monitor subprime securities, the Company uses a model with vintage-specific assumptions for delinquency roll rates, loss severities and the timing of losses. As and when needed, these vintage-based assumptions are supplemented with deal-specific information including, but not limited to, geographic distribution, realized loss severities, trigger status and scenario analysis.

The Company has no direct exposure through investments in subprime mortgage loans. The Company's exposure is through other investments, primarily in RMBS, as described above.

The following table presents information regarding the Company's investments with subprime exposures:

                                             Book
                                           Adjusted                OTTI
                                           Statement            Recognized
      (in millions)            Actual Cost   Value   Fair Value  to Date
      -------------            ----------- --------- ---------- ----------
      December 31, 2018
      In general account:
         RMBS                     $260       $256       $280       $ --
         CDOs                      194        194        205         --
         CMBS                        1          1          1         --
                                  ----       ----       ----       ----
      Total subprime exposure     $455       $451       $486       $ --
                                  ====       ====       ====       ====
      December 31, 2017
      In general account:
         RMBS                     $293       $298       $334       $ (2)
         CDOs                      185        186        202         (9)
                                  ----       ----       ----       ----
      Total subprime exposure     $478       $484       $536       $(11)
                                  ====       ====       ====       ====

The Company has no underwriting exposure to subprime mortgage risk through mortgage guaranty or financial guaranty insurance coverage.

7. DERIVATIVES

The Company has taken positions in certain derivative financial instruments to mitigate or hedge the impact of changes in interest rates, foreign currencies, equity markets, swap spreads, volatility, correlations and yield curve risk on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, interest rate swaptions, cross-currency swaps, futures and futures options on equity indices, and futures and futures options on government securities. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting. As a result, derivatives are accounted for at fair value and the changes in the fair value recorded in surplus as unrealized gains or losses, net of deferred taxes. The value of the Company's exchange traded futures contracts relates to the one day lag in the net cash settlement of these contracts.

The Company recognized a net unrealized capital gain of $34 million in 2018, an unrealized capital loss of $69 million in 2017 and an unrealized capital gain of $2 million in 2016, related to derivatives that did not qualify for hedge accounting.

Refer to Note 3 for disclosures related to net realized capital gains (losses).

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Swaps, Options, and Futures

Interest rate or cross-currency swap agreements are agreements to exchange with a counterparty, at specified intervals, payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) or in different currencies, based on an underlying principal balance, notional amount. Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each contractual payment due date, and this net payment is included in the Statutory Statement of Operations.

Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company purchases call options on the S&P 500 Index to offset the risk of certain guarantees of specific equity-index annuity and universal life policy values. The Company also purchases put options on the S&P 500 Index to offset volatility risk arising from minimum guarantees embedded in variable annuities. The options are carried at fair value, with changes in fair value recognized in unrealized investment gains and losses.

Financial futures are contracts between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on Euro dollar deposits, U.S. Treasury Notes, U.S. Treasury Bonds, the S&P 500 Index, MidCap 400, Russell 2000, MSCI EAFE, foreign government debt securities, and foreign denominated equity indices to offset the risk of certain guarantees on annuity policy values.

Interest Rate Risk

Interest rate derivatives are used to manage interest rate risk associated with certain guarantees of variable annuities and equity indexed annuities and certain bonds. The Company's interest rate hedging derivative instruments include (1) interest rate swaps and swaptions; (2) listed futures on government securities; and (3) listed futures options on government securities.

Currency Risk

Foreign exchange contracts used by the Company include cross-currency swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Equity Risk

Equity derivatives are used to mitigate financial risk embedded in certain insurance liabilities.

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. For over-the-counter (OTC) derivatives, the Company's net credit exposure is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date. The Company is exposed to credit risk when the net position with a particular counterparty results in an asset that exceeds collateral pledged by that counterparty.

For OTC contracts, the Company generally uses an International Swaps and Derivative Association Master Agreement (ISDA Master Agreement) and Credit Support Annexes with bilateral collateral provisions to reduce counterparty credit exposures. An ISDA Master Agreement is an agreement between two counterparties, which may cover multiple derivative transactions and such ISDA Master Agreement generally provides for the net settlement of all or a specified group of these derivative transactions, as well as transferred collateral, through a single payment, in a single currency,

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

in the event of a default affecting any one derivative transaction or a termination event affecting all or a specified group of the transactions. The Company minimizes the risk that counterparties might be unable to fulfill their contractual obligations by monitoring counterparty credit exposure and collateral value and may require additional collateral to be posted upon the occurrence of certain events or circumstances. In the unlikely event of a failure to perform by any of the counterparties to these derivative transactions, there would not be a material effect on the Company's admitted assets, liabilities or capital and surplus.

The Company has also entered into exchange-traded options and futures contracts. Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post or receive variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange-traded futures are regulated futures commission merchants who are members of a trading exchange. The credit risk of exchange-traded futures is partially mitigated because variation margin is settled daily in cash. Exchange-traded option contracts are not subject to daily margin settlements and amounts due to the Company based upon favorable movements in the underlying securities or indices are owed upon exercise.

The following table presents the notional amounts, statement values and fair values of the Company's derivative instruments:

                                       December 31, 2018                December 31, 2017
                                -------------------------------  -------------------------------
                                Contract or                      Contract or
                                 Notional   Statement             Notional   Statement
(in millions)                     Amount      Value   Fair Value   Amount      Value   Fair Value
-------------                   ----------- --------- ---------- ----------- --------- ----------
Assets:
   Interest rate contracts        $2,446      $ 51       $ 51      $1,723      $ 34       $ 34
   Foreign exchange contracts        489        31         31         104         5          5
   Equity contracts                1,388        17         17       1,839        70         70
                                  ------      ----       ----      ------      ----       ----
Derivative assets, gross           4,323        99         99       3,666       109        109
   Counter party netting              --       (93)       (93)         --       (90)       (90)
                                  ------      ----       ----      ------      ----       ----
Derivative assets, net            $4,323      $  6       $  6      $3,666      $ 19       $ 19
                                  ======      ====       ====      ======      ====       ====
Liabilities:
   Interest rate contracts        $1,106      $ 76       $ 76      $1,112      $ 45       $ 45
   Foreign exchange contracts        332        11         11         556        25         25
   Equity contracts                  943         7          7         881        45         45
                                  ------      ----       ----      ------      ----       ----
Derivative liabilities, gross      2,381        94         94       2,549       115        115
   Counter party netting              --       (93)       (93)         --       (90)       (90)
                                  ------      ----       ----      ------      ----       ----
Derivative liabilities, net       $2,381      $  1       $  1      $2,549      $ 25       $ 25
                                  ======      ====       ====      ======      ====       ====

The Company has a right of offset of its derivatives asset and liability positions with various counterparties. The following table presents the effect of the right of offsets:

                                                                                    December 31, 2018  December 31, 2017
                                                                                    -----------------  -----------------
(in millions)                                                                       Assets Liabilities Assets Liabilities
-------------                                                                       ------ ----------- ------ -----------
Gross amount recognized                                                              $ 99     $(94)     $109     $(115)
Amount offset                                                                         (93)      93       (90)       90
                                                                                     ----     ----      ----     -----
Net amount presented in the Statement of Admitted Assets, Liabilities, and Capital
  and Surplus                                                                        $  6     $ (1)     $ 19     $ (25)
                                                                                     ====     ====      ====     =====

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


8. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The following table presents the Company's derivative financial instruments with concentrations of credit risk:

                                    December 31, 2018          December 31, 2017
                                -------------------------- --------------------------
                                Contract or                Contract or
                                 Notional   Final Maturity  Notional   Final Maturity
(in millions)                     Amount         Date        Amount         Date
-------------                   ----------- -------------- ----------- --------------
Derivative assets:
   Interest rate contracts        $2,446         2050        $1,723         2049
   Foreign exchange contracts        489         2056           104         2035
   Equity contracts                1,388         2019         1,839         2018
Derivative liabilities:
   Interest rate contracts         1,106         2047         1,112         2047
   Foreign exchange contracts        332         2039           556         2056
   Equity contracts                  943         2019           881         2018

The credit exposure to the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date.

The credit exposure to the Company's derivative contracts aggregated
$51 Million and $65 million at December 31, 2018 and 2017, respectively.

9. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions.

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Fair Value Hierarchy

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three "levels" based on the observability of valuation inputs:

..   Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

..   Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

   inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In those cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Bonds: Fair value is based principally on value from independent third-party valuation service providers, broker quotes and other independent information.

Preferred stocks: Fair value of unaffiliated preferred stocks is based principally on value from independent third-party service providers, broker quotes and other independent information.

Cash, cash equivalents and short term investments: Carrying amount approximate fair value because of the relatively short period of time between origination and expected realization and their limited exposure to credit risk.

Mortgage loans: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Contract loans: Carrying amounts, which approximate fair value, are generally equal to unpaid principal amount as of each reporting date. No consideration is given to credit risk because contract loans are effectively collateralized by the cash surrender value of the policies.

Securities lending reinvested collateral assets: Securities lending assets are generally invested in short-term investments and thus carrying amounts approximate fair values because of the relatively short period of time between origination and expected realizations.

Separate account assets: Variable annuity and variable universal life assets are carried at the market value of the underlying securities. Certain separate account assets related to market value adjustment fixed annuity contracts are carried at book value. Fair value is based principally on the value from independent third-party valuation service providers, broker quotes and other independent information.

Policy reserves and contractual liabilities: Fair value for investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. When no similar contracts are being offered, the discount rate is the appropriate swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

Payable for securities lending: Cash collateral received from the securities lending program is invested in short-term investments and the offsetting liability is included in payable for securities lending. The carrying amount of this liability approximates fair value because of the relatively short period between origination of the liability and expected settlement.

Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the statement value is considered a reasonable estimate of fair value.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair Value Information about Financial Instruments Not Measured at Fair Value

The following table presents the aggregate fair values of the Company's financial instruments not measured at fair value compared to their statement values:

                                                                   Admitted
                                                       Aggregate   Assets or
(in millions)                                          Fair Value Liabilities Level 1 Level 2 Level 3
-------------                                          ---------- ----------- ------- ------- -------
December 31, 2018
Assets:
   Bonds                                                $18,505     $18,511     $--   $15,856 $2,649
   Preferred stocks                                           6           6       1         5     --
   Common stocks                                              9           9      --         9     --
   Cash, cash equivalents and short-term investments        172         172      54       118     --
   Mortgage loans                                         3,093       3,050      --        --  3,093
   Contract loans                                           178         178      --        --    178
   Receivables for securities                                13          13      --        13     --
   Securities lending reinvested collateral assets           89          89      --        89     --
Liabilities:
   Policy reserves and contractual liabilities              618         551      --        19    599
   Payable for securities                                    76          76      --        76     --
   Payable for securities lending                           100         100      --       100     --
December 31, 2017
Assets:
   Bonds                                                $19,917     $18,810     $--   $16,891 $3,026
   Preferred stocks                                           6           6       1         5     --
   Common stocks                                              9           9      --         9     --
   Cash, cash equivalents and short-term investments         40          40      21        19     --
   Mortgage loans                                         2,915       2,811      --        --  2,915
   Contract loans                                           188         188      --        --    188
   Receivables for securities                                95          95      --        95     --
   Securities lending reinvested collateral assets          227         227      --       227     --
Liabilities:
   Policy reserves and contractual liabilities            9,692       9,474      --        19  9,673
   Payable for securities                                    29          29      --        29     --
   Payable for securities lending                           296         296      --       296     --

Valuation Methodologies of Financial Instruments Measured at Fair Value

Bonds

Bonds with NAIC 6 or 6* designations and preferred stocks with NAIC 4, 5 or 6 designations are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure bonds at fair value. Market price data generally is obtained from exchange or dealer markets.

The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

Common Stocks (Unaffiliated)

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure equity securities at fair value. Market price data is generally obtained from exchanges or dealer markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, such as futures and options, using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model using market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, independent third-party valuation services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Separate Account Assets

Separate account assets are comprised primarily of registered and open-ended variable funds that trade daily and are measured at fair value using quoted prices in active markets for identical assets. Certain separate account assets are carried at amortized cost.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Assets and Liabilities Measured at Fair Value

The following table presents information about assets and liabilities measured at fair value:

                                                           Counterparty
 (in millions)                     Level 1 Level 2 Level 3  Netting/*/   Total
 -------------                     ------- ------- ------- ------------ ------
 December 31, 2018
 Assets at fair value:
 Bonds
    Industrial and miscellaneous   $   --  $    1    $ 2       $ --     $    3
                                   ------  ------    ---       ----     ------
    Total bonds                        --       1      2         --          3
                                   ------  ------    ---       ----     ------
 Common stock
    Industrial and miscellaneous       --      --      1         --          1
                                   ------  ------    ---       ----     ------
    Total common stock                 --      --      1         --          1
                                   ------  ------    ---       ----     ------
 Derivative assets:
    Interest rate contracts            --      51     --         --         51
    Foreign exchange contracts         --      31     --         --         31
    Equity contracts                   --      17     --         --         17
    Counterparty netting               --      --     --        (93)       (93)
                                   ------  ------    ---       ----     ------
 Total derivative assets               --      99     --        (93)         6
                                   ------  ------    ---       ----     ------
 Separate account assets            2,949   1,628     --         --      4,577
                                   ------  ------    ---       ----     ------
 Total assets at fair value        $2,949  $1,728    $ 3       $(93)    $4,587
                                   ======  ======    ===       ====     ======
 Liabilities at fair value:
 Derivative liabilities:
    Interest rate contracts        $   --  $   76    $--       $ --     $   76
    Foreign exchange contracts         --      11     --         --         11
    Equity contracts                    1       6     --         --          7
    Counterparty netting               --      --     --        (93)       (93)
                                   ------  ------    ---       ----     ------
 Total derivative liabilities           1      93     --        (93)         1
                                   ------  ------    ---       ----     ------
 Total liabilities at fair value   $    1  $   93    $--       $(93)    $    1
                                   ======  ======    ===       ====     ======

 December 31, 2017
 Assets at fair value:
 Bonds
    Industrial and miscellaneous   $   --  $    8    $ 1       $ --     $    9
                                   ------  ------    ---       ----     ------
    Total bonds                        --       8      1         --          9
                                   ------  ------    ---       ----     ------
 Common stock
    Industrial and miscellaneous        3      --      1         --          4
                                   ------  ------    ---       ----     ------
    Total common stock                  3      --      1         --          4
                                   ------  ------    ---       ----     ------
 Derivative assets:
    Interest rate contracts            --      34     --         --         34
    Foreign exchange contracts         --       5     --         --          5
    Equity contracts                   19      51     --         --         70
    Counterparty netting               --      --     --        (90)       (90)
                                   ------  ------    ---       ----     ------
 Total derivative assets               19      90     --        (90)        19
                                   ------  ------    ---       ----     ------
 Separate account assets            3,193   2,383     --         --      5,576
                                   ------  ------    ---       ----     ------
 Total assets at fair value        $3,215  $2,481    $ 2       $(90)    $5,608
                                   ======  ======    ===       ====     ======
 Liabilities at fair value:
 Derivative liabilities:
    Interest rate contracts        $   --  $   45    $--       $ --     $   45
    Foreign exchange contracts         --      25     --         --         25
    Equity contracts                   --      45     --         --         45
    Counterparty netting               --      --     --        (90)       (90)
                                   ------  ------    ---       ----     ------
 Total derivative liabilities          --     115     --        (90)        25
                                   ------  ------    ---       ----     ------
 Total liabilities at fair value   $   --  $  115    $--       $(90)    $   25
                                   ======  ======    ===       ====     ======

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Fair Value Measurements

The following tables present changes in Level 3 assets and liabilities measured at fair value and the gains (losses) related to the Level 3 assets and liabilities that remained on the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus:

                                                           Common
 (in millions)                                       Bonds Stocks Total Assets
 -------------                                       ----- ------ ------------
 Balance, January 1, 2017                            $ 75    --       $ 75
 Total realized/unrealized capital gains or losses:
    Included in net income                             (4)   --         (4)
    Included in surplus                                11    --         11
 Purchases, issuances and settlements                   8     1          9
 Transfers into Level 3                                --    --         --
 Transfers out of Level 3                             (89)   --        (89)
                                                     ----    --       ----
 Balance, December 31, 2017                          $  1     1       $  2
                                                     ====    ==       ====
 Total realized/unrealized capital gains or losses:
    Included in net income                             (1)   --         (1)
    Included in surplus                                (1)   --         (1)
 Purchases, issuances and settlements                  10    --         10
 Transfers into Level 3                                 5    --          5
 Transfers out of Level 3                             (12)   --        (12)
                                                     ----    --       ----
 Balance, December 31, 2018                          $  2     1       $  3
                                                     ====    ==       ====

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

In both 2018 and 2017, there were no transfers between Level 1 and Level 2 securities.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized capital gains (losses) on instruments held at December 31, 2018 and 2017 may include changes in fair value that were attributable to both observable inputs (e.g., changes in market interest rates) and unobservable inputs (e.g., changes in unobservable long-dated volatilities).

Quantitative Information About Level 3 Fair Value Measurements

The Company had no quantitative information about level 3 fair value measurements to report at December 31, 2018.

Gross Basis Fair Value Measurements

The following table presents the Company's derivative assets and liabilities measured at fair value, on a gross basis, before counterparty and cash collateral netting:

      (in millions)                         Level 1 Level 2 Level 3 Total
      -------------                         ------- ------- ------- -----
      December 31, 2018
      Derivative assets at fair value         $--    $ 99     $--   $ 99
      Derivative liabilities at fair value      1      93      --     94

      December 31, 2017
      Derivative assets at fair value         $19    $ 90     $--   $109
      Derivative liabilities at fair value     --     115      --    115

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


10. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

The following table presents the Company's reserves by major category:

                                                                       Years ended December 31,
                                                                       -----------------------
(in millions)                                                             2018         2017
-------------                                                           ---------   ---------
Life insurance                                                         $   3,434    $   3,767
Annuities (excluding supplementary contracts with life contingencies)     15,261       15,243
Supplementary contracts with life contingencies                               65           50
Accidental death benefits                                                     --            2
Disability - active lives                                                      2            3
Disability - disabled lives                                                   78           92
Excess of AG 43 reserves over basic reserves                                 148           11
Deficiency reserves                                                          231          207
Other miscellaneous reserve                                                1,398          719
                                                                        ---------   ---------
   Gross life and annuity reserves                                        20,617       20,094
   Reinsurance ceded                                                        (473)        (521)
                                                                        ---------   ---------
Net life and annuity reserves                                             20,144       19,573
                                                                        ---------   ---------
Accident and health reserves
   Unearned premium reserves                                                  16           22
   Present value of amounts not yet due on claims                            305          378
   Additional contract reserves                                               42           42
                                                                        ---------   ---------
   Gross accident and health reserves                                        363          442
   Reinsurance ceded                                                         (32)         (39)
                                                                        ---------   ---------
Net accident and health reserves                                             331          403
                                                                        ---------   ---------
Aggregate policy reserves                                              $  20,475    $  19,976
                                                                        =========   =========

The following table presents the withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies:

                                                                            Separate      Separate
                                                                            Accounts      Accounts
                                                                   General    With          Non-
(in millions)                                                      Account Guarantee/*/ Guaranteed/*/  Total  Percent
-------------                                                      ------- -----------  ------------  ------- -------
December 31, 2018
Subject to discretionary withdrawal
   With fair value adjustment                                      $   599     $--         $   --     $   599    2.9%
   At book value less current surrender charge of 5% or more         3,181      --             --       3,181   15.6
   At fair value                                                        --      --          3,275       3,275   16.1
                                                                   -------     ---         ------     -------  -----
Total with adjustment or at fair value                               3,780      --          3,275       7,055   34.6
At book value with minimal or no charge or no adjustment             7,498      --             --       7,498   36.9
Not subject to discretionary withdrawal                              4,620      --          1,182       5,802   28.5
                                                                   -------     ---         ------     -------  -----
Annuity reserves and deposit fund liabilities, before reinsurance   15,898      --          4,457      20,355  100.0%
                                                                                                               =====
Less: Reinsurance ceded                                                  6      --             --           6
                                                                   -------     ---         ------     -------
Net annuity reserves and deposit fund liabilities                  $15,892     $--         $4,457     $20,349
                                                                   =======     ===         ======     =======
December 31, 2017
Subject to discretionary withdrawal
   With fair value adjustment                                      $    54     $--         $   --     $    54    0.3%
   At book value less current surrender charge of 5% or more         3,076      --             --       3,076   16.0
   At fair value                                                        --      --          3,342       3,342   17.4
                                                                   -------     ---         ------     -------  -----
Total with adjustment or at fair value                               3,130      --          3,342       6,472   33.7
At book value with minimal or no charge or no adjustment             8,124      --             --       8,124   42.2
Not subject to discretionary withdrawal                              4,641      --              2       4,643   24.1
                                                                   -------     ---         ------     -------  -----
Annuity reserves and deposit fund liabilities, before reinsurance   15,895      --          3,344      19,239  100.0%
                                                                                                               =====
Less: Reinsurance ceded                                                  7      --             --           7
                                                                   -------     ---         ------     -------
Net annuity reserves and deposit fund liabilities                  $15,888     $--         $3,344     $19,232
                                                                   =======     ===         ======     =======

* Represents annuity reserves reported in separate accounts liabilities.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


11. SEPARATE ACCOUNTS

Separate Accounts

The separate accounts held by the Company consist primarily of variable life insurance policies and variable annuities. These contracts generally are non-guaranteed in nature such that the benefit is determined by the performance and/or market value of the investments held in the separate accounts. The net investment experience of the separate accounts is credited directly to the policyholder and can be positive or negative.

The separate accounts also include a funding agreement, which provides a stable value protection feature on the assets held within the account.

The Company does not engage in securities lending transactions within the separate accounts.

The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.

The following table presents separate account assets by product or transaction:

                                      December 31, 2018     December 31, 2017
                                    --------------------- ---------------------
                                               Separate              Separate
                                               Accounts              Accounts
                                     Legally  Assets (Not  Legally  Assets (Not
                                    Insulated   Legally   Insulated   Legally
(in millions)                        Assets   Insulated)   Assets   Insulated)
-------------                       --------- ----------- --------- -----------
Variable annuities                   $3,380       $--      $3,460       $--
Variable life                            16        --          18        --
Bank-owned life insurance - hybrid    1,181        --       2,098        --
                                     ------       ---      ------       ---
Total                                $4,577       $--      $5,576       $--
                                     ======       ===      ======       ===

Some separate account liabilities are guaranteed by the general account. To compensate the general account for the risks taken, the separate accounts pay risk charges to the general account.

If claims were filed on all contracts, the current total maximum guarantee the general account would provide to the separate account as of December 31, 2018 and 2017 is $134 million and $51 million, respectively.

There was no separate account business seed money at December 31, 2018 and 2017.

The following table presents the risk charges paid by the separate accounts and the guarantees paid by the general account:

                                    Risk Charge Guarantees
                                    paid by the Paid by the
                                     Separate     General
                     (in millions)    Account     Account
                     -------------  ----------- -----------
                         2018           $30         $--
                         2017            27          --
                         2016            30           1
                         2015            23           1
                         2014            16          --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents information regarding the separate accounts:

                                                     Non-       Non-
                                                   indexed     indexed     Non-
                                                  Guarantee   Guarantee guaranteed
                                                 less than or more than  Separate
(in millions)                            Indexed equal to 4%     4%      Accounts  Total
-------------                            ------- ------------ --------- ---------- ------
December 31, 2018
Premiums, considerations or deposits       $--       $--         $--      $  380   $  380
                                           ---       ---         ---      ------   ------
Reserves for accounts with assets at:
   Market value                            $--       $--         $--      $4,474   $4,474
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $4,474   $4,474
                                           ===       ===         ===      ======   ======
By withdrawal characteristics:
   At market value                         $--       $--         $--      $3,292   $3,292
                                           ---       ---         ---      ------   ------
Subtotal                                    --        --          --       3,292    3,292
Not subject to discretionary withdrawal     --        --          --       1,182    1,182
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $4,474   $4,474
                                           ===       ===         ===      ======   ======
December 31, 2017
Premiums, considerations or deposits       $--       $--         $--      $  823   $  823
                                           ---       ---         ---      ------   ------
Reserves for accounts with assets at:
   Market value                            $--       $--         $--      $5,459   $5,459
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $5,459   $5,459
                                           ===       ===         ===      ======   ======
By withdrawal characteristics:
   At market value                         $--       $--         $--      $5,457   $5,457
                                           ---       ---         ---      ------   ------
Subtotal                                    --        --          --       5,457    5,457
Not subject to discretionary withdrawal     --        --          --           2        2
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $5,459   $5,459
                                           ===       ===         ===      ======   ======

Reconciliation of Net Transfers to or from Separate Accounts

The following table presents a reconciliation of the net transfers to (from) separate accounts:

                                                                 Years ended December 31,
                                                                 -----------------------
(in millions)                                                     2018     2017    2016
-------------                                                     -----   -----   -----
Transfers to separate accounts                                   $ 380    $ 224   $ 300
Transfers from separate accounts                                  (169)    (107)    (67)
                                                                  -----   -----   -----
Net transfers to separate accounts                                 211      117     233
Reconciling adjustments:
   Deposit-type contracts                                           --       --    (201)
                                                                  -----   -----   -----
Total reconciling adjustments                                       --       --    (201)
                                                                  -----   -----   -----
Transfers as reported in the Statutory Statements of Operations  $ 211    $ 117   $  32
                                                                  =====   =====   =====

12. RESERVES FOR GUARANTEED POLICY BENEFITS AND ENHANCEMENTS

Variable annuity contracts may include certain contractually guaranteed benefits to the contract holder. These guaranteed features include GMDB that are payable in the event of death, and living benefits that are payable in the event of annuitization, or, in other instances, at specified dates during the accumulation period. Living benefits include guaranteed minimum withdrawal benefits (GMWB) and, to a lesser extent, guaranteed minimum accumulation benefits (GMAB), which are no longer offered. A variable annuity contract may include more than one type of guaranteed benefit feature; for example, it may have both a GMDB and a GMWB. However, a policyholder generally can only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e. the features are mutually exclusive. A policyholder cannot purchase more than one living benefit on one contract. The net amount at risk for each feature is calculated irrespective of the existence of other features; as a result, the net amount at risk for each feature is not additive to that of other features.

Reserves for GMDB and GMWB were included in the VACARVM reserves. Total reserves in excess of basic reserves were $148 million and $11 million at December 31, 2018 and 2017, respectively.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

GMDB

Depending on the product, the GMDB feature may provide a death benefit of either (a) total deposits made to the contract less any partial withdrawals plus a minimum return or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary.

The net amount at risk, which represents the guaranteed benefit exposure in excess of the current account value if death claims were filed on all contracts related to GMDB, was $115 million and $11 million at December 31, 2018 and 2017, respectively.

GMWB

Certain of the Company's variable annuity contracts offer optional GMWB. With a GMWB, the contract holder can monetize the excess of the guaranteed amount over the account value of the contract only through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount. If, after the series of withdrawals, the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount, and, for lifetime GMWB products, the annuity payments continue as long as the covered person(s) are living.

The net amount at risk for GMWB represents the present value of minimum guaranteed withdrawal payments, in accordance with contract terms, in excess of account value. The net amount at risk related to these guarantees was $10 million and $30 million at December 31, 2018 and 2017, respectively. The Company uses derivative instruments and other financial instruments to mitigate a portion of the exposure that arises from GMWB.

13. PARTICIPATING POLICY CONTRACTS

Participating policy contracts entitle a policyholder to share in earnings through dividend payments. These contracts represented 16.9 percent and
14.3 percent of gross insurance in-force at December 31, 2018 and 2017, respectively. Policyholder dividends for the years ended December 31, 2018 and 2017 were not significant.

14. PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

The following table presents the deferred and uncollected insurance premiums and annuity consideration (before deduction for amounts non-admitted):

                                    December 31, 2018 December 31, 2017
                                    ----------------- -----------------
                                             Net of            Net of
             (in millions)           Gross   Loading   Gross   Loading
             -------------          -------  -------  -------  -------
             Ordinary new business  $     3  $     3  $     3  $     3
             Ordinary renewal             8       43        4       38
             Group life                  --       --       23       35
                                    -------  -------  -------  -------
             Total                  $    11  $    46  $    30  $    76
                                    =======  =======  =======  =======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

15. REINSURANCE

In the ordinary course of business, the Company utilizes internal and third-party reinsurance relationships to manage insurance risks and to facilitate capital management strategies. Long-duration reinsurance is effected principally under yearly renewable term treaties. Pools of highly-rated third party reinsurers are utilized to manage net amounts at risk in excess of retention limits. Reinsurance agreements do not relieve the Company of its direct obligations from its beneficiaries. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. In addition, the Company assumes reinsurance from other insurance companies.

Reinsurance premiums assumed and reserves on reinsurance assumed were not significant in 2018, 2017 or 2016. Reinsurance premiums ceded in 2018, 2017 and 2016 were $5.3 billion, $205 million and $210 million, respectively. The reserve credit taken on reinsurance ceded was $505 million and $560 million at December 31, 2018 and 2017, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2018 and 2017, the Company's reinsurance recoverables were $33 million and $68 million, respectively.

The NAIC Model Regulation "Valuation of Life Insurance Policies" (Regulation
XXX) requires U.S. life insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and universal life policies with secondary guarantees (ULSGs). In addition, NAIC Actuarial Guideline 38 (Guideline AXXX) clarifies the application of Regulation XXX as to these guarantees, including certain ULSGs.

The Company manages the capital impact of statutory reserve requirements under Regulation XXX through intercompany reinsurance. The Company has a coinsurance/modified coinsurance agreement (the Co/Modco Agreement) with AIG Life of Bermuda, Ltd. (AIGB), an affiliated offshore life insurer. Under the Co/Modco Agreement, AIGB reinsures a 90 percent quota share of the Company's net liability on term life contracts issued by the Company with issue dates on or after March 1, 2002 through August 1, 2009. AIGB is a Bermuda licensed insurer but is not licensed to transact insurance or reinsurance, nor is accredited as a reinsurer in the State of New York. At December 31, 2018 and 2017, the Company did not report any liabilities for unauthorized reinsurance, as the coinsurance reserves ($333 million and $368 million, respectively) ceded to AIGB were fully secured by letters of credit. These letters of credit, secured by AIGB for the benefit of the Company, contain applicable provisions required by NAIC SAP and are subject to reimbursement by AIG Parent in the event of a drawdown. In addition, there are certain terms and conditions regarding events of default, which if triggered by future AIG Parent events, would require the Company to pursue a variety of remedies to preserve the amount of the reserve credit. Pursuant to the modified coinsurance portion of the Co/Modco Agreement, the Company does not record a reserve credit since it retains, controls, and owns all assets held in relation to the modified coinsurance reserve.

The Co/Modco Agreement decreased the Company's pre-tax earnings by $26 million, $12 million and $23 million in 2018, 2017 and 2016, respectively. The agreement is unlimited in duration, but was amended to terminate for new business issued on and after August 1, 2009.

During 2017 and 2016, the Company commuted reinsurance treaties with non-affiliated reinsurers, which resulted in increases in the Company's pre-tax earnings of $2 million and $1 million, respectively. No treaties with non-affiliated reinsurers were commuted in 2018.

In February 2018, the Company and its U.S. life insurance company affiliates, VALIC and AGL, each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Fortitude Group Holdings, LLC (Fortitude Holdings) was formed by AIG to act as a holding company for FRL. On November 13, 2018, AIG completed the sale of a
19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. Subsequent to this sale, Fortitude Holdings owns 100 percent of the outstanding common shares of FRL and AIG has an 80.1 percent ownership interest in Fortitude Holdings.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The initial consideration represented the book value of ModCo Assets held by the Company on behalf of FRL and was equal to the ModCo Reserves ceded at the effective date. While there was no net impact from the initial accounting as of the effective date, apart from a $39 million ceding commission, there was a significant offsetting impact on certain individual line items in the Summary of Operations. Pursuant to the regulatory approval received in February 2018, the Company has reported all of the ceded activity for this Agreement from the effective date (January 1, 2017) through December 31, 2018 in its 2018 Annual Statement.

Total returns on the ModCo Assets subsequent to the effective date inure to the benefit of FRL and are reported with the ModCo reserve adjustments. The Company received approximately $39 million of ceding commission at contract inception, which was primarily recognized directly in surplus.

The Company completed its initial settlement with FRL in June 2018 and settles all payable or receivable balances quarterly.

The table below presents the impact of this transaction by line item in the Company's statements of assets, liabilities, surplus and other funds and on the summary of operations:

                                                                     Balance as of
                                                                     December 31,
                                                                         2018
                                                                     -------------
Statutory Statements of Assets, Liabilities and Capital and Surplus
Funds withheld                                                            $56

                                                                                          As of and Year As of and Year
                                                                                              Ended          Ended
Increase (Decrease)                                                             Initial    December 31,   December 31,
(in millions)                                                                  Accounting      2017           2018       Total
-------------------                                                            ---------- -------------- -------------- -------
Statutory Statement of Operations
Premiums and annuity considerations                                             $(5,086)      $ (17)         $ (15)     $(5,118)
Commissions and expense allowances                                                    8           7              7           22
Reserve adjustments on reinsurance ceded                                          5,086        (362)          (232)       4,492
                                                                                -------       -----          -----      -------
Total revenues                                                                        8        (372)          (240)        (604)
                                                                                -------       -----          -----      -------
Death benefits                                                                       --         (30)           (24)         (54)
Annuity benefits                                                                     --        (279)          (274)        (553)
Surrender benefits                                                                   --         (21)           (18)         (39)
Other benefits                                                                       --         (31)           (30)         (61)
Other expenses                                                                       --          --             --           --
                                                                                -------       -----          -----      -------
Total benefits and expenses                                                          --        (361)          (346)        (707)
                                                                                -------       -----          -----      -------
Net gain from operations before dividends to policyholders and federal income
  taxes                                                                               8         (11)           106          103
Dividends to policyholders                                                           --          (2)            --           (2)
                                                                                -------       -----          -----      -------
Net gain from operations after dividends to policyholders and before federal
  income taxes                                                                  $     8       $  (9)         $ 106      $   105
                                                                                -------       -----          -----      -------

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

16. FEDERAL INCOME TAXES

U.S. Tax Reform Overview

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

..   Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete.

..   Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable.

..   If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $324 million attributable to the reduction in the U.S. corporate income tax. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. The Company filed its 2017 consolidated U.S. income tax return and has completed its review of the primary impact of the Tax Act provisions on its deferred taxes. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and has made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Life Insurance Companies

The Tax Act modified computations of insurance reserves for Life insurance companies. Specifically, the Act directs that tax reserves be computed with reference to the NAIC reserves. Adjustments related to the differences in insurance reserves balances computed historically versus under the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to new deferred tax liabilities. At December 31, 2017, the Company recorded a provisional estimate of $99 million with respect to such deferred tax liabilities. This increase in deferred tax liabilities

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

As of December 31, 2018, the Company has completed its review and accounting of the tax reserve computations, and recorded offsetting decreases of $17 million to both deferred tax liabilities and deferred tax assets.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of its deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on its determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed its review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The following table presents the components of the net deferred tax assets and liabilities:

                                            December 31, 2018      December 31, 2017            Change
                                          ---------------------- ---------------------- ----------------------
(in millions)                             Ordinary Capital Total Ordinary Capital Total Ordinary Capital Total
-------------                             -------- ------- ----- -------- ------- ----- -------- ------- -----
Gross DTA                                   $564    $126   $690    $462    $147   $609   $ 102    $(21)  $  81
Statutory valuation allowance adjustment      --      16     16      --      --     --      --      16      16
                                            ----    ----   ----    ----    ----   ----   -----    ----   -----
Adjusted gross DTA                           564     110    674     462     147    609     102     (37)     65
DTA non-admitted                             386     110    496     176     147    323     210     (37)    173
                                            ----    ----   ----    ----    ----   ----   -----    ----   -----
Net admitted DTA                             178      --    178     286      --    286    (108)     --    (108)
DTL                                           92      --     92     123      --    123     (31)     --     (31)
                                            ----    ----   ----    ----    ----   ----   -----    ----   -----
Total                                       $ 86    $ --   $ 86    $163    $ --   $163   $ (77)   $ --   $ (77)
                                            ====    ====   ====    ====    ====   ====   =====    ====   =====

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the ordinary and capital DTA admitted assets as the result of the application of SSAP 101:

                                                             December 31, 2018      December 31, 2017            Change
                                                           ---------------------- ---------------------- ----------------------
(in millions)                                              Ordinary Capital Total Ordinary Capital Total Ordinary Capital Total
-------------                                              -------- ------- ----- -------- ------- ----- -------- ------- -----
Admission calculation components SSAP 101
   Federal income taxes paid in prior years recoverable
     through loss carry backs                                $ --     $--   $ --    $ --     $--   $ --   $  --     $--   $  --
   Adjusted gross DTA expected to be realized
     (excluding amount of DTA from above) after
     application of the threshold limitation                   86      --     86     163      --    163     (77)     --     (77)
       1. Adjusted gross DTA expected to be realized
         following the reporting date                          86      --     86     163      --    163     (77)     --     (77)
       2. Adjusted gross DTA allowed per limitation
         threshold                                             --      --    236      --      --    239      --      --      (3)
   Adjusted gross DTA (excluding the amount of DTA
     from above) offset by gross DTL                           92      --     92     123      --    123     (31)     --     (31)
                                                             ----     ---   ----    ----     ---   ----   -----     ---   -----
DTA admitted as the result of application of SSAP 101        $178     $--   $178    $286     $--   $286   $(108)    $--   $(108)
                                                             ====     ===   ====    ====     ===   ====   =====     ===   =====

The following table presents the ratio percentage and amount of adjusted capital to determine the recovery period and threshold limitation amount:

                                                                   Years ended December 31,
                                                                   ----------------------
($ in millions)                                                       2018         2017
---------------                                                    ----------   ----------
Ratio percentage used to determine recovery period and threshold
  limitation amount                                                       652%         912%
Amount of adjusted capital and surplus used to determine recovery
  period and threshold limitation amount                           $    1,575   $    1,901

The Company has no tax planning strategies used in the determination of adjusted gross DTA's or net admitted DTA's.

The Company's planning strategy does not include the use of reinsurance.

The Company is not aware of any significant DTLs that are not recognized in the statutory financial statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following tables present the major components of the current income tax expense and net deferred tax assets (liabilities):

                                                           Years Ended December 31,
                                                      ----------------------------------
(in millions)                                             2018         2017       2016
-------------                                         ------------  ---------- ---------
Current income tax expense
   Federal                                            $         73  $      121 $      50
   Federal income tax on net capital gains (losses)            (10)          2       (45)
                                                      ------------  ---------- ---------
   Federal income tax incurred                        $         63  $      123 $       5
                                                      ============  ========== =========

                                                                               Years Ended December 31,
                                                                               -----------------------
(in millions)                                                                      2018         2017      Change
-------------                                                                  ------------  ---------- ----------
Deferred tax assets:
   Ordinary:
       Policyholder reserves                                                   $        499  $      404 $       95
       Investments                                                                        1           2         (1)
       Deferred acquisition costs                                                        43          42          1
       Fixed assets                                                                       6          --          6
       Tax credit carryforward                                                            1           1         --
       Other (including items less than 5% of total ordinary tax assets)                 14          13          1
                                                                               ------------  ---------- ----------
       Subtotal                                                                         564         462        102
       Non-admitted                                                                     386         176        210
                                                                               ------------  ---------- ----------
       Admitted ordinary deferred tax assets                                            178         286       (108)
                                                                               ------------  ---------- ----------
Capital:
       Investments                                                                      126         144        (18)
       Real estate                                                                       --           3         (3)
                                                                               ------------  ---------- ----------
       Subtotal                                                                         126         147        (21)
   Statutory valuation allowance adjustment                                              16          --         16
   Non-admitted                                                                         110         147        (37)
                                                                               ------------  ---------- ----------
   Admitted capital deferred tax assets                                                  --          --         --
                                                                               ------------  ---------- ----------
Admitted deferred tax assets                                                            178         286       (108)
                                                                               ------------  ---------- ----------
Deferred tax liabilities:
   Ordinary:
       Deferred and uncollected premium                                                  15          24         (9)
       Policyholder reserves                                                             77          99        (22)
                                                                               ------------  ---------- ----------
Deferred tax liabilities                                                                 92         123        (31)
                                                                               ------------  ---------- ----------
Net deferred tax assets (liabilities)                                          $         86  $      163 $      (77)
                                                                               ============  ========== ==========

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus):

                                                 Years Ended December 31,
                                                 -----------------------
(in millions)                                       2018         2017       Change
-------------                                    -----------  ----------- ---------
Total adjusted deferred tax assets               $       674  $       609 $      65
Total deferred tax liabilities                            92          123       (31)
                                                 -----------  ----------- ---------
Net adjusted deferred tax assets                 $       582  $       486        96
                                                 ===========  ===========
Tax effect of unrealized capital gains (losses)                                  (8)
                                                                          ---------
Change in net deferred income tax                                         $      88
                                                                          =========

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents the significant items causing this difference:

                                                   December 31, 2018    December 31, 2017    December 31, 2016
                                                 -------------------   -------------------  ------------------
                                                            Effective             Effective           Effective
(in millions)                                      Amount   Tax Rate     Amount   Tax Rate   Amount   Tax Rate
-------------                                    ---------  ---------  ---------  --------- -------  ---------
Income tax expense (benefit) at applicable rate  $     (37)     21.0%  $      94     35.0%  $    21       35.0%
Change in valuation adjustment                          16      (9.0)         --       --      (115)    (189.7)
Surplus adjustments                                     13      (7.1)        (24)    (8.8)        3        4.9
Prior year return true-ups and adjustments             (11)      5.9           1      0.2        (1)      (1.9)
Amortization of interest maintenance reserve            (7)      4.0         (14)    (5.3)      (13)     (21.4)
Change in non-admitted assets                            3      (1.6)          1      0.2        (5)      (9.1)
Dividend received deduction                             (2)      0.6          (5)    (1.7)       (4)      (7.6)
Impact of Tax Act                                       --        --         316    117.1        --         --
Other permanent adjustments                             --        --           3      1.2        (2)      (3.6)
Expiration of excess capital losses                     --        --          --       --        --        0.3
                                                 ---------  --------   ---------   ------   -------  ---------
Statutory income tax expense (benefit)           $     (25)     13.8%  $     372    137.9%  $  (116)    (193.1)%
                                                 =========  ========   =========   ======   =======  =========
Federal income taxes incurred                    $      63     (35.8)% $     123     45.6%  $     5        7.5%
Change in net deferred income taxes                    (88)     49.6         249     92.3      (121)    (200.6)
                                                 ---------  --------   ---------   ------   -------  ---------
Statutory income tax expense (benefit)           $     (25)     13.8%  $     372    137.9%  $  (116)    (193.1)%
                                                 =========  ========   =========   ======   =======  =========

At December 31, 2018, the Company's foreign tax credits carry forward for 2018 through 2025 totaled $1 million.

At December 31, 2018, the Company had no operating loss carry forwards or capital loss carry forwards.

At December 31, 2018, the Company had less than $1 million of general business credit carry forwards.

At December 31, 2018, the Company had no charitable contribution carry forwards.

The following table presents income tax incurred that is available for recoupment in the event of future net losses:

                             (in millions)
                             December 31,   Capital
                             ------------   -------
                                2016          $--
                                2017           65
                                2018           --
                                              ---
                                Total         $65
                                              ===

In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 101, the Company assessed its ability to realize DTAs of $690 million and concluded that a valuation allowance of $16 million was required at December 31, 2018. Similarly, the Company assessed its ability to realize DTAs of $609 million and concluded that no valuation allowance was required at December 31, 2017.

The Company had no deposits admitted under Internal Revenue Code Section 6603.

The Company joins in the filing of a consolidated federal income tax return with AIG Parent.

The Company has a written agreement with AIG Parent under which each subsidiary agrees to pay AIG Parent an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG Parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties:

                                                       Years Ended December 31,
                                                       -----------------------
 (in millions)                                            2018         2017
 -------------                                         -----------  -----------
 Gross unrecognized tax benefits at beginning of year  $        --  $        --
    Increases in tax position for prior years                   --           --
    Decreases in tax position for prior years                   --           --
                                                       -----------  -----------
 Gross unrecognized tax benefits at end of year        $        --  $        --
                                                       ===========  ===========

As of December 31, 2018 and 2017, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were less than $1 million, for both years.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expenses. At both December 31, 2018 and 2017, the Company had accrued less than $1 million for the payment of interest (net of federal benefit) and penalties. In 2018, the Company recognized an expense of less than $1 million, while in both 2017 and 2016, the Company recognized a benefit of less than $1 million, net of federal benefit, and penalties.

The Company regularly evaluates proposed adjustments by taxing authorities. At December 31, 2018, such proposed adjustments would not have resulted in a material change to the Company's financial condition, although it is possible that the effect could be material to the Company's results of operations for an individual reporting period. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next twelve months, based on the information currently available, the Company does not expect any change to be material to its financial condition.

The Company is currently under Internal Revenue Service (IRS) examinations for the taxable years 2007-2013. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2018 remain subject to examination by major tax jurisdictions.

17. CAPITAL AND SURPLUS

RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized, and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only because of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2018, the Company exceeded RBC requirements that would require any regulatory action.

The Company is subject to New York State Business Corporation Law, which imposes restrictions on shareholder dividends. The maximum amount of dividends that can be paid by the Company without prior approval of the NYDFS in a calendar year is set forth in New York Insurance Law. With respect to 2019, the maximum amount of dividends that can be paid by us to the Parent without prior approval of the NYDFS is the lesser of: (1) 10 percent of the Company's statutory surplus as regards policyholders as of the immediately preceding calendar year; or (2) statutory net gain from operations for the immediately preceding calendar year, not including realized capital gains. The Company cannot pay any dividends to Parent in 2019 without prior approval of NYDFS.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Dividends are paid as determined by the Board of Directors and are noncumulative. The following table presents the dividends paid by the Company during 2018, 2017 and 2016:

                                                                                               Amount
Date                                                                Type   Cash or Non-cash (in millions)
----------------------------------------------------------------  -------- ---------------- -------------
2018
   June 26, 2018                                                  Ordinary       Cash           $ 70
   September 24, 2018                                             Ordinary       Cash             36
   December 26, 2018                                              Ordinary       Cash             36
2017
   March 30, 2017                                                 Ordinary       Cash           $140

18. RETIREMENT PLANS AND SHARE-BASED AND DEFERRED COMPENSATION PLANS

The Company does not directly sponsor any defined benefit or defined contribution plans and does not participate in any multi-employer plans.

Employee Retirement Plan

The Company's employees participate in various AIG Parent-sponsored defined benefit pension and postretirement plans. AIG Parent, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG Parent's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG Parent and its subsidiaries.

The following table presents information about employee-related costs (expense credits) allocated to the Company:

                                                                  Years ended December 31,
                                                                  ------------------------
(in millions)                                                     2018     2017    2016
-------------                                                     ----     ----    ----
Defined benefit plans                                             $(2)     $--      $3
                                                                  ---      ---      --
Total                                                             $(2)     $--      $3
                                                                  ===      ===      ==

Defined Contribution Plan

AIG Parent sponsors a 401(k) plan which provides for pre-tax salary reduction contributions by its U.S. employees. The Company made matching contributions of 100 percent of the first six percent of participant contributions, subject to IRS-imposed limitations.

Effective January 1, 2016, AIG Parent provides participants in the plan an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the IRS-imposed limitations.

The Company's pre-tax expenses associated with this plan were $3 million, $4 million and $5 million in 2018, 2017 and 2016, respectively.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Share-based and Deferred Compensation Plans

During 2018, 2017 and 2016, certain Company employees were granted performance share units under the AIG Parent 2013 Long Term Incentive Plan that provide them the opportunity to receive shares of AIG Parent common stock based on AIG Parent achieving specified performance goals at the end of a three-year performance period and the employee satisfying service requirements. The Company recognized compensation expense of $3 million, $3 million and $2 million in 2018, 2017 and 2016, respectively.

Prior to 2013, some of the Company's officers and key employees were granted restricted stock units and stock appreciation rights that provide for cash settlement linked to the value of AIG Parent common stock if certain requirements were met. The Company did not recognize any expense for unsettled awards during both 2018 and 2017.

19. DEBT

The Company is a member of the FHLB of New York.

Membership with the FHLB provides the Company with collateralized borrowing opportunities, primarily as an additional source of liquidity or for other uses deemed appropriate by management. The Company's ownership in the FHLB stock is reported as common stock. Pursuant to the membership terms, the Company elected to pledge such stock to the FHLB as collateral for the Company's obligations under agreements entered into with the FHLB.

Cash advances obtained from the FHLB are reported in and accounted for as borrowed money. The Company may periodically obtain cash advances on a same-day basis, up to a limit determined by management and applicable laws. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. To provide adequate collateral for potential advances, the Company has pledged securities to the FHLB in excess of outstanding borrowings. Upon any event of default by the Company, the recovery by the FHLB would generally be limited to the amount of the Company's liability under advances borrowed.

The following table presents the aggregate carrying value of stock held with FHLB of New York and the classification of the stock:

                                                                     December 31,
                                                                     -----------
(in millions)                                                         2018   2017
-------------                                                        ------  ----
Membership stock - Class B                                           $    8  $  9
Total                                                                $    8  $  9
                                                                     ------  ----
Actual or estimated borrowing capacity as determined by the insurer  $1,122  $810
                                                                     ======  ====

The Company did not hold any Class A or Excess Stock at December 31, 2018 or
2017.

The following table presents the amount of collateral pledged, including FHLB common stock held, to secure advances from the FHLB:

                                                December 31, 2018 December 31, 2017
                                                ----------------- -----------------
                                                Amortized  Fair   Amortized  Fair
(in millions)                                     Cost     Value    Cost     Value
-------------                                   ---------  -----  ---------  -----
Amount pledged                                    $264     $270     $133     $137
Maximum amount pledged during reporting period    $266     $267     $135     $141

The Company's borrowing capacity determined quarterly based upon the borrowing limit imposed by statute in the state of domicile.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the outstanding funding agreements and maximum borrowings from the FHLB:

                                                            December 31,
                                                            ------------
           (in millions)                                    2018   2017
           -------------                                    ----   ----
           Amount outstanding                               $ --   $--
           Maximum amount borrowed during reporting period  $110   $20

20. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had commitments to provide funding to various limited partnerships totaling $638 million and $271 million at December 31, 2018 and 2017, respectively. The commitments to invest in limited partnerships and other funds are called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2018, $236 million are currently expected to expire in 2019 and the remainder by 2021, based on the expected life cycle of the related fund and the Company's historical funding trends for such commitments.

At December 31, 2018 and 2017, the Company had $183 million and $82 million, respectively, of outstanding commitments related to various funding obligations associated with its investments in commercial mortgage loans. Of the total current commitments, $142 million are expected to expire in 2019 and the remainder by 2023, based on the expected life cycle of the related loans and the Company's historical funding trends for such commitments.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, future minimum rental commitments, and rental expense under operating leases are not material.

Contingencies

Legal Matters

Various lawsuits against the Company have arisen in the ordinary course of business. The Company believes it is unlikely that contingent liabilities arising from such lawsuits will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Regulatory Matters

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The Company had $2 million of accrued liability at both December 31, 2018 and 2017, for these guarantee fund assessments. The Company has recorded receivables of $2 million and $2 million at December 31, 2018 and 2017, respectively, for expected recoveries against the payment of future premium taxes.

During 2018 and 2017, the Company wrote accident and health insurance premiums that were subject to the risk-sharing provisions of the Affordable Care Act
(ACA). However, the Company had no balances for the risk corridors program due to exclusion from the program. There was no financial impact of risk-sharing provisions on assets, liabilities or operations, related to the Permanent ACA Risk Adjustment Program. In addition, there was no financial impact of risk-sharing provisions on assets and liabilities related to the Transitional ACA Reinsurance Program. Under this program, the Company has recorded an insignificant amount in reinsurance recoveries due to ACA Reinsurance payments.

Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations, and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations, investigations, or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company provides products and services that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), or the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Plans subject to ERISA include certain pension and profit sharing plans and welfare plans, including health, life and disability plans. As a result, the Company's activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and that, fiduciaries may not cause a covered plan to engage in certain prohibited transactions.

The SEC, federal and state lawmakers and state insurance regulators continue their efforts at evaluating what is an appropriate regulatory framework around a standard of care for the sale of investment products and services. For example, on April 18, 2018, the SEC proposed a package of rulemakings and interpretations designed to address the standard of care issues and the transparency of retail investors' relationships with investment advisors and broker-dealers. Additionally, on July 18, 2018, the New York State Department of Financial Services adopted a best interest standard of care regulation applicable to annuity and life transactions through issuance of the First Amendment to Insurance Regulation 187 - Suitability and Best Interests in Life Insurance and Annuity Transactions (Regulation 187). The compliance date for Regulation 187 is August 1, 2019 for annuity products and February 1, 2020 for life products. As amended, Regulation 187 requires producers to act in their client's best interest when making point-of-sale and inforce recommendations, and provide in writing the basis for the recommendation, as well as the facts and analysis to support the recommendation. The amended regulation also imposes additional duties on life insurance companies in relation to these transactions, such as requiring insurers to establish and maintain procedures designed to prevent financial exploitation and abuse. The Company will implement and enhance processes and procedures, where needed, to comply with this regulation. Other states, such as Nevada, Maryland and New Jersey, have also proposed similar standard of care regulations applicable to insurance producers and/or insurance companies. The Company continues to closely follow these proposals and other relevant federal and state-level regulatory and legislative developments in this area. While management cannot predict the long-term impact of these developments on the Company's businesses, the Company believes its diverse product offerings and distribution relationships position the Company to compete effectively in this evolving marketplace.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


21. RELATED PARTY TRANSACTIONS

Events Related to AIG Parent

AIG Parent formed Fortitude Group Holdings, LLC (Fortitude Holdings) to act as a holding company for Fortitude Re. On November 13, 2018, AIG Parent completed the sale of a 19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. (Carlyle) (the Fortitude Re Closing). Fortitude Holdings owns 100 percent of the outstanding common shares of Fortitude Re and AIG Parent has an
80.1 percent ownership interest in Fortitude Holdings. In connection with the sale, AIG Parent agreed to certain investment commitment targets into various Carlyle strategies and to certain minimum investment management fee payments within thirty-six months following the Fortitude Re Closing. AIG Parent also will be required to pay a proportionate amount of an agreed make-whole fee to the extent AIG Parent fails to satisfy such investment commitment targets. In connection with the Fortitude Re Closing, the Company's insurance company subsidiaries, AGL and VALIC, have each also entered into an investment management agreement with a Carlyle affiliate pursuant to which such subsidiary retained the Carlyle affiliate to manage certain assets in its general account investment portfolio.

AIG Parent continues to execute initiatives focused on organizational simplification, operational efficiency, and business rationalization. In keeping with AIG's broad and ongoing efforts to transform for long-term competitiveness, AIG Parent recognized restructuring costs of $395 million, $413 million and $694 million of pre-tax restructuring and other costs in 2018, 2017 and 2016, respectively, primarily comprised of employee severance charges.

Additional information on AIG Parent is publicly available in AIG Parent's regulatory filings with the SEC, which can be found at www.sec.gov. Information regarding AIG Parent as described herein is qualified by regulatory filings AIG Parent files from time to time with the SEC.

Affiliate Transactions

The Company purchases or sells securities, at fair market value, to or from affiliates in the ordinary course of business.

During the year ended December 31, 2018, the Company purchased or sold securities, at fair market value, from or to one or more of its affiliates in the ordinary course of business. In December 2018, AGL transferred bonds and leveraged loans to the Company, with an aggregate fair market value of approximately $524,935,580, in exchange for bonds and cash of equivalent value. Additionally, in December 2018, the Company transferred bonds to VALIC, with an aggregate fair market value of approximately $210,437,344, in exchange for bonds, leveraged loans and cash of equivalent value. These exchanges were intended to better balance investment risks and returns between USL and its insurance company affiliates. None of the foregoing transactions individually exceeded one-half of one percent of the Company's admitted assets, or when aggregated with similar purchase, sale or exchange transactions made in the ordinary course of business in the last twelve months, exceeded three percent of the Company's admitted assets. For additional information regarding purchase and sale transactions involving the Company with an affiliate, please refer to the Company's Annual Registration Statement and monthly amendments filed with the NYDFS.

Additionally, in 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIG Global Real Estate Investment Corp. (including its investment management affiliates, "AIGGRE"), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018. In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $72 million (representing an approximately 6% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $32.2 million) and cash (approximately $15.9 million). In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $135 million (representing approximately 5% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

approximately $67.8 million) and cash (approximately $36.2 million). Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $26.1 million (representing an approximately 4% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $12.9 million) and cash (approximately $4.2 million).

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I were approximately $23.7 million, $29.1 million and $11.9 million, respectively.

In February 2018, the Company executed a Modified Coinsurance (ModCo) Agreement with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), an AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. See Note 15 for additional information regarding this reinsurance transaction.

In January and February 2017, the Company purchased investment grade private placement bonds from certain affiliated AIG domestic property casualty insurance companies, at fair market value, for cash consideration totaling approximately $158 million.

In October 2017, the Company's subsidiary, AIG Home Loan 4, transferred a portfolio of U.S. residential mortgage loans with a carrying value of approximately $73 million to a newly formed special purpose vehicle. The transaction involved securitization of the transferred loans and the special purpose vehicle issued residential mortgage-backed securities. The residential mortgage-backed securities purchased by the Company from the special purpose vehicle are accounted for as non-affiliated securities and are valued and reported in accordance with the designation assigned by the NAIC Securities Valuation Office and SSAP 43 - Revised - Loan-Backed and Structured Securities.

In September 2017, the Company transferred to American General Life Insurance Company securities having an aggregate fair market value of $347 million and $3 million in cash in exchange for securities having an aggregate fair market value of $350 million.

In May 2017, the Company's wholly owned subsidiary, AIG Home Loan 4, LLC, transferred certain residential mortgage loans (RMLs) to the Company as a return of capital distribution. The RMLs were recorded by the Company in the amount of $274 million which was the loans' adjusted carrying value at the time of transfer. Prior to the transfer, the RMLs were indirectly owned by the Company through its investment in AIG Home Loan 4, LLC, which was reported on Schedule BA. After the transfer, the RMLs are directly owned by the Company and reported as Schedule B assets.

During 2016, the Company transferred approximately $5 million, respectively, of its limited partnership interests in various hedge funds and private equity investments to American Home Assurance Company (American Home), an affiliate, as part of an initiative to improve asset-liability management in AIG Parent's domestic life and property casualty insurance companies. These transfers were made at fair market value, calculated based on applicable customary practices for such assets.

Financing Agreements

On January 1, 2015, the Company and certain of its affiliates entered into a revolving loan facility with AIG Parent, in which the Company and each such affiliate can borrow monies from AIG Parent subject to certain terms and conditions. Principal amounts borrowed under this facility may be repaid and re-borrowed, in whole or in part, from time to time, without penalty. However, the total aggregate amount of loans borrowed by all borrowers under the facility cannot exceed $500 million. The loan facility also sets forth individual borrowing limits for each borrower, with the Company's maximum borrowing limit being $500 million.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


At December 31, 2018, the Company did not have any amounts outstanding under the facility.

Investments in Subsidiary, Controlled and Affiliated

The following table presents information regarding the Company's investments in non-insurance SCA entities as of December 31, 2018:

                                               Admitted
                           Gross  Non-admitted  Asset
     (in millions)         Amount    Amount     Amount  Date of NAIC Filing
     -------------         ------ ------------ -------- -------------------
     AIG, Inc.              $--       $--        $--       July 27, 2018
     AIG Home loan 4, LLC    63        --         63      Not Applicable
                            ---       ---        ---
     Total                  $63       $--        $63
                            ===       ===        ===

Operating Agreements

The Company's short-term investments included investments in a Liquidity Pool in which funds are managed by an affiliate, AIG Parent Capital Management Corporation, in the amount of $63 million and $19 million at December 31, 2018 and 2017, respectively.

Pursuant to service and expense agreements, AIG Parent and certain affiliates provide, or cause to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. In all cases, billed amounts pursuant to these agreements do not exceed the cost to AIG Parent or the affiliate providing the service. The Company was charged $112 million, $113 million and $123 million under such agreements for the years ended December 31, 2018, 2017 and 2016, respectively.

Pursuant to an amended and restated investment advisory agreement, the majority of the Company's invested assets are managed by an affiliate. The investment management fees incurred were $19 million, $20 million and $19 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Other

The Company engages in structured settlement transactions, certain of which involve affiliated property and casualty insurers that are subsidiaries of AIG Parent. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity issued by the Company for the ultimate benefit of the claimant. In certain structured settlement arrangements, the affiliated property and casualty insurance company remains contingently liable for the payments to the claimant. In addition, the Company had liabilities for structured settlement transactions where the affiliated property and casualty insurers were no longer contingently liable for the payments to the claimant.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


22. SUBSEQUENT EVENTS

Management considers events or transactions that occur after the reporting date, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. The Company has evaluated subsequent events through April 22, 2019, the date the financial statements were issued.

In January 2019, USL and several of its U.S. insurance company affiliates established AIGGRE U.S. Real Estate Fund III, LP ("U.S. Fund III"), a real estate investment fund managed by AIGGRE. At the closing of U.S. Fund III on January 2, 2019, the Company made a capital commitment to the fund of up to $120 million, which represents an approximately 8% equity interest in the fund. In connection with the closing of U.S. Fund III, the Company contributed to the fund its interests in certain real estate equity investments with an aggregate fair value of approximately $31 million and received a cash payment of approximately $12 million. The Company's unfunded capital commitment to U.S. Fund III at January 2, 2019, upon the closing of U.S. Fund III, was approximately $101 million.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


23. LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS AND STRUCTURED NOTES
HOLDINGS

LBaSS

The following table presents the LBaSS held by the Company at December 31, 2018 for which it had recognized non-interest related OTTI subsequent to the adoption of SSAP 43R:

(in thousands)
                 Amortized Cost Present Value of            Amortized                Date of Financial
                 Before Current  Projected Cash  Recognized Cost After Fair Value at  Statement Where
CUSIP             Period OTTI        Flows          OTTI       OTTI    Time of OTTI      Reported
-----            -------------- ---------------- ---------- ---------- ------------- -----------------
00703QAA0           $  3,576    $         3,531    $   45    $  3,531    $  3,498       03/31/2018
12669EQ41              1,712              1,604       108       1,604       1,712       03/31/2018
939336D26                235                215        20         215         226       03/31/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $  5,523    $         5,350    $  173    $  5,350    $  5,436
                    ========    ===============    ======    ========    ========
007036UQ7           $  2,014    $         1,938    $   76    $  1,938    $  1,793       06/30/2018
32051GJ55              2,606              2,587        19       2,587       2,596       06/30/2018
69371VBH9                338                325        13         325         336       06/30/2018
05946XUE1              6,541              6,500        41       6,500       6,490       06/30/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $ 11,499    $        11,350    $  149    $ 11,350    $ 11,215
                    ========    ===============    ======    ========    ========
94982HAL1           $  8,649    $         8,649    $   --    $  8,649    $  8,634       09/30/2018
12544KAA1              6,979              6,951        28       6,951       6,785       09/30/2018
939355AD5              6,978              6,923        55       6,923       6,928       09/30/2018
92927XAA2             12,506             12,172       334      12,172      12,493       09/30/2018
92922FEC8                667                664         3         664         655       09/30/2018
12652CBB4              2,291              2,288         3       2,288       2,167       09/30/2018
12652CBC2                788                785         3         785         762       09/30/2018
74160MCA8                100                100        --         100          96       09/30/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $ 38,958    $        38,532    $  426    $ 38,532    $ 38,520
                    ========    ===============    ======    ========    ========
17307G6L7           $  6,796              6,540    $  256    $  6,540    $  6,088       12/31/2018
59023NAA6             10,195             10,115        80      10,115       9,866       12/31/2018
94983KAA7             38,051             37,987        64      37,987      37,386       12/31/2018
35563PCE7             11,749             11,676        73      11,676      11,707       12/31/2018
93934FCF7              9,457              9,413        44       9,413       9,224       12/31/2018
94984WAK8             18,087             17,599       488      17,599      17,125       12/31/2018
855541AC2             10,256             10,093       163      10,093      10,106       12/31/2018
94984XAS9              3,120              3,091        29       3,091       2,954       12/31/2018
361849R46             15,067             11,955     3,112      11,955      15,039       12/31/2018
60688CAJ5                187                169        18         169         178       12/31/2018
76111XRR6              2,871              2,665       206       2,665       2,789       12/31/2018
05952GAE1              4,538              4,265       273       4,265       4,432       12/31/2018
161546FA9              1,288              1,279         9       1,279       1,260       12/31/2018
126694JS8                675                671         4         671         675       12/31/2018
878048AG2                272                263         9         263         263       12/31/2018
32053NAC2              2,560              2,375       185       2,375       2,553       12/31/2018
12669GAU5              2,973              2,908        65       2,908       2,925       12/31/2018
466247KK8              7,086              7,065        21       7,065       6,777       12/31/2018
92922FFB9              2,109              2,099        10       2,099       2,006       12/31/2018
74160MBZ4                574                572         2         572         559       12/31/2018
126694EK0              2,838              2,732       106       2,732       2,813       12/31/2018
50179MAH4                377                372         5         372         245       12/31/2018
693680BG4                776                770         6         770         722       12/31/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $151,902    $       146,674    $5,228    $146,674    $147,692
                    ========    ===============    ======    ========    ========
                                 Year-end total    $5,976
                                                   ======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Structured Notes

The following table presents the structured notes held by the Company at December 31, 2018:

            (in thousands)
                                                     Book/Adjusted
            CUSIP             Actual Cost Fair Value Carrying Value
            -----             ----------- ---------- --------------
               03350FAA4       $    842    $    746     $    842
               054536AC1            400         394          400
               05565AAB9         20,215      20,400       20,204
               05954TAH4            796         743          735
               05954TAJ0          4,783       4,574        4,552
               05968DAA8          6,765       6,300        6,632
               06051GGG8         35,000      33,636       35,000
               06051GHA0            907         891          908
               06051GHD4            648         609          648
               06051GHM4            403         398          403
               06738CAG4          1,550       2,563        1,580
               06738EBD6          1,498       1,446        1,499
               172967LJ8          7,158       6,467        7,155
               172967LS8          7,000       6,528        7,000
               172967LU3          5,000       4,466        5,000
               23311PAA8          7,497       6,805        7,498
               25156PAC7          8,817       8,954        8,515
               30711XCB8/*/      10,500      12,052       10,500
               35177PAL1          7,685       7,634        7,227
               38141GWV2          1,000         934        1,000
               38141GWZ3            396         385          396
               38148YAA6            918         880          919
               404280BK4          1,658       1,674        1,659
               46647PAL0         22,923      21,244       22,931
               46647PAV8            402         399          402
               539439AQ2          6,000       5,337        6,000
               59156RAP3            569         579          569
               60687YAT6          6,342       6,492        6,342
               61744YAP3          5,100       5,057        5,108
               726503AE5          1,187       1,038        1,187
               780097AH4          1,225       3,078        1,376
               80281LAG0          6,000       5,423        6,000
               80928HAA1          5,130       5,092        5,130
               82669GAS3         20,000      20,418       20,000
               853254BM1          2,765       2,737        2,765
               984121CQ4          2,208       2,232        2,210
               98417EAR1          1,958       1,719        1,954
                               --------    --------     --------
            Total              $213,245    $210,324     $212,246
                               ========    ========     ========

* Structured notes held by the Company that are defined as a Mortgage-Referenced Security by the IAO.

                           Supplemental Information

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

(in millions)                                                                December 31, 2018
-------------                                                                -----------------
Investment income earned:
   Government bonds                                                               $     8
   Bonds exempt from U.S. tax                                                          --
   Other bonds (unaffiliated)                                                         938
   Bonds of affiliates                                                                 --
   Preferred stocks (unaffiliated)                                                     --
   Common stocks (unaffiliated)                                                         1
   Common stocks of affiliates                                                         --
   Cash and short-term investments                                                      3
   Mortgage loans                                                                     144
   Real estate                                                                          1
   Contract loans                                                                      11
   Other invested assets                                                               37
   Derivative instruments                                                              25
   Miscellaneous income                                                                --
                                                                                  -------
Gross investment income                                                           $ 1,168
                                                                                  =======
Real estate owned - book value less encumbrances                                  $    --
                                                                                  =======
Mortgage loans - book value:
   Commercial mortgages                                                           $ 2,750
   Residential mortgages                                                              301
   Mezzanine loans                                                                     21
                                                                                  -------
Total mortgage loans                                                              $ 3,072
                                                                                  =======
Mortgage loans by standing - book value:
   Good standing                                                                  $ 3,016
   Good standing with restructured terms                                               56
   Interest overdue more than 90 days, not in foreclosure                              --
   Foreclosure in process                                                              --
                                                                                  -------
Total mortgage loans                                                              $ 3,072
                                                                                  =======
Partnerships - statement value                                                    $ 1,034
                                                                                  =======
Bonds and stocks of parents, subsidiaries and affiliates - statement value:
   Bonds                                                                          $    --
   Common stocks                                                                       --
                                                                                  =======
Bonds and short-term investments by class and maturity:
   Bonds and short-term investments by maturity - statement value:
       Due within one year or less                                                $ 1,529
       Over 1 year through 5 years                                                  4,491
       Over 5 years through 10 years                                                5,389
       Over 10 years through 20 years                                               2,326
       Over 20 years                                                                4,897
                                                                                  -------
   Total maturity                                                                 $18,632
                                                                                  =======
   Bonds and short-term investments by class - statement value:
       Class 1                                                                    $ 9,519
       Class 2                                                                      7,019
       Class 3                                                                        649
       Class 4                                                                      1,198
       Class 5                                                                        181
       Class 6                                                                         66
                                                                                  -------
   Total by class                                                                 $18,632
                                                                                  =======
   Total bonds and short-term investments publicly traded                         $11,781
   Total bonds and short-term investments privately placed                          6,851
                                                                                  =======
   Preferred stocks - statement value                                             $     6
   Common stocks - market value                                                        10
   Short-term investments - book value                                                118
   Options, caps and floors owned - statement value                                    18
   Collar, swap and forward agreements open - statement value                         (12)
   Futures contracts open - current value                                              (1)
   Cash on deposit                                                                     54

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES (Continued)


(in millions)                                                          December 31, 2018
-------------                                                          -----------------
Life insurance in-force:
   Ordinary                                                                 $68,731
   Credit                                                                        44
   Group                                                                        981
Amount of accidental death insurance in-force under ordinary policies           254
Life insurance policies with disability provisions in-force:
   Ordinary                                                                   4,240
   Group life                                                                    16
Supplementary contracts in-force:
   Ordinary - not involving life contingencies:
       Amount on deposit                                                         49
       Income payable                                                             7
   Ordinary - involving life contingencies:
       Amount on deposit                                                         24
       Income payable                                                             9
   Group - not involving life contingencies:
       Amount on deposit                                                          7
Annuities:
   Ordinary:
       Immediate - amount of income payable                                 $   225
       Deferred, fully paid - account balance                                 4,697
       Deferred, not fully paid - account balance                             8,902
   Group:
       Amount of income payable                                                 123
       Fully paid - account balance                                              34
       Not fully paid - account balance                                         567
Accident and health insurance - premiums in-force:
   Other                                                                    $     2
   Group                                                                         38
Deposit funds and dividend accumulations:
   Deposit funds - account balance                                          $     4
   Dividend accumulations - account balance                                      18
Claim payments in 2018:
   Group accident & health:
       2018                                                                 $ 2,642
       2017                                                                  15,676
       2016                                                                  12,017
       2015                                                                   8,454
       2014                                                                   5,844
       Prior                                                                 44,500
   Other accident & health:
       2018                                                                    (136)
       2017                                                                     101
       2016                                                                      (5)
       2015                                                                    (148)
       2014                                                                     359
       Prior                                                                 (1,437)

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2018
(in millions)

1. The Company's total admitted assets as of December 31, 2018 are $28.2 billion.

The Company's total admitted assets, excluding separate accounts, as of December 31, 2018 are $23.6 billion.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the IAO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans:

                                                                       Percentage of
                                                                       Total Admitted
Issuer                                 Description of Exposure  Amount     Assets
-------------------------------------- -----------------------  ------ --------------
a. JPMorgan Chase & Co.                Bonds                     $173       0.70%
b. L Street II LLC                     Bonds                      143       0.60
c. Washington Mutual                   Bonds                      141       0.60
d. Wells Fargo                         Bonds                      139       0.60
e. Citigroup                           Bonds                      138       0.60
f. Morgan Stanley                      Bonds                      125       0.50
g. General Electric                    Bonds                      121       0.50
h. Varagon Sdlp Senior Note Trust      Bonds                      104       0.40
i. Comcast Corporation                 Bonds                       90       0.40
j. AIGGRE U.S. Real Estate Fund II LP  Other Invested Assets       89       0.40

3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

     Bonds and Short-Term Investments           Preferred Stocks
     --------------------------------   --------------------------------
                         Percentage of                      Percentage of
                         Total Admitted                     Total Admitted
     NAIC Rating  Amount     Assets     NAIC Rating  Amount     Assets
     -----------  ------ -------------- -----------  ------ --------------
      NAIC - 1    $9,519     40.30%      P/RP - 1     $ 6         --%
      NAIC - 2     7,019     29.70       P/RP - 2      --         --
      NAIC - 3       649      2.70       P/RP - 3      --         --
      NAIC - 4     1,198      5.10       P/RP - 4      --         --
      NAIC - 5       181      0.80       P/RP - 5      --         --
      NAIC - 6        66      0.30       P/RP - 6      --         --

4. Assets held in foreign investments:

                                                                           Percentage
                                                                            of Total
                                                                            Admitted
                                                                    Amount   Assets
                                                                    ------ ----------
a. Total admitted assets held in foreign investments                $4,572   19.40%
b. Foreign currency denominated investments                            733    3.10
c. Insurance liabilities denominated in that same foreign currency      --      --

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                         Percentage
                                                          of Total
                                                          Admitted
                                                  Amount   Assets
                                                  ------ ----------
            a. Countries rated NAIC - 1           $3,966   16.80%
            b. Countries rated NAIC - 2              385    1.60
            c. Countries rated NAIC - 3 or below     221    0.90

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)


6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                          Percentage
                                                           of Total
                                                           Admitted
                                                   Amount   Assets
                                                   ------ ----------
            a. Countries rated NAIC - 1
                   Country 1: United Kingdom       $1,187    5.00%
                   Country 2: Australia               475    2.00
            b. Countries rated NAIC - 2
                   Country 1: Mexico                   66    0.30
                   Country 2: Kazakhstan               50    0.20
            c. Countries rated NAIC - 3 or below
                   Country 1: Brazil                  101    0.40
                   Country 2: Turkey                   33    0.10

7. Aggregate unhedged foreign currency exposure:

                                                             Percentage
                                                              of Total
                                                              Admitted
                                                      Amount   Assets
                                                      ------ ----------
        Aggregate unhedged foreign currency exposure   $733     3.10%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                         Percentage
                                                          of Total
                                                          Admitted
                                                  Amount   Assets
                                                  ------ ----------
            a. Countries rated NAIC - 1            $731     3.10%
            b. Countries rated NAIC - 2              --       --
            c. Countries rated NAIC - 3 or below      2       --

9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                          Percentage
                                                           of Total
                                                           Admitted
                                                   Amount   Assets
                                                   ------ ----------
            a. Countries rated NAIC - 1
                   Country 1: United Kingdom        $440     1.90%
                   Country 2: Ireland                102     0.40
            b. Countries rated NAIC - 2
                   Country 1:                         --       --
                   Country 2:                         --       --
            c. Countries rated NAIC - 3 or below
                   Country 1: Turkey                   2       --
                   Country 2:                         --       --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

10. Ten largest non-sovereign (i.e. non-governmental) foreign issues:

                                                                 Percentage
                                                                  of Total
                                                                  Admitted
                                              NAIC Rating Amount   Assets
                                              ----------- ------ ----------
     a. Myriad Opportunities US Fund Limited  OTHER
                                              INVESTED
                                              ASSETS       $85      0.40%
     b. KPMG LLP                              NAIC 1        75      0.30
     c. Cooperatieve Rabobank U.A.            NAIC 1/2      70      0.30
     d. Shell International Finance B.V.      NAIC 1        61      0.30
     e. Project Chapter                       COMMERCIAL
                                              MORTGAGE
                                              LOAN          57      0.20
     f. Pisces - USL                          COMMERCIAL
                                              MORTGAGE
                                              LOAN          53      0.20
     g. SWAN FUNDING 2 LIMITED                NAIC 1        50      0.20
     h. Anheuser-Busch InBev Worldwide Inc.   NAIC 2        45      0.20
     i. HSBC Holdings PLC                     NAIC 1        45      0.20
     j. Bayer US Finance II LLC               NAIC 2        42      0.20

11. Assets held in Canadian investments and un-hedged Canadian currency are less than 2.5 percent of the Company's total admitted assets.

12. Assets held in investments with contractual sales restrictions are less than 2.5 percent of the Company's total admitted assets.

13. The Company's admitted assets held in the ten largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1) are:

                                                                 Percentage
                                                                  of Total
                                                                  Admitted
                                                          Amount   Assets
                                                          ------ ----------
     a. AIGGRE U.S. Real Estate Fund II LP                 $89      0.40%
     b. Myriad Opportunities US Fund Limited                85      0.40
     c. AIG Home Loan 4 LLC                                 63      0.30
     d. AIGGRE U.S. Real Estate Fund I LP                   41      0.20
     e. Darsana Fund LP                                     31      0.10
     f. Marina                                              26      0.10
     g. LUXOR CAPITAL PARTNERS LP                           24      0.10
     h. Insight Venture Partners IX L.P.                    23      0.10
     i. Tiger Global Private Investment Partners VIII LP    23      0.10
     j. Bayshore Shopping Center Investor LLC               23      0.10

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

14. Assets held in nonaffiliated, privately placed equities:

                                                                                                  Percentage
                                                                                                   of Total
                                                                                                   Admitted
                                                                                           Amount   Assets
                                                                                           ------ ----------
Aggregate statement value of investment held in nonaffiliated, privately placed equities:   $141     0.60%
Largest three investments held in nonaffiliated, privately placed equities:
a. Myriad Opportunities US Fund Limited                                                     $ 85     0.40
b. Darsana Fund LP                                                                            31     0.10
c. Marina                                                                                     26     0.10

15. Assets held in general partnership interests are less than 2.5 percent of the Company's total admitted assets.

16. Mortgage loans reported in Schedule B, include the following ten largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

                                                                Percentage
                                                                 of Total
                                                                 Admitted
                                                         Amount   Assets
                                                         ------ ----------
     a. COMMERCIAL MORTGAGE LOAN, Loan No. 8002615, HI    $85      0.40%
     b. COMMERCIAL MORTGAGE LOAN, Loan No. 8002541, IN     64      0.30
     c. COMMERCIAL MORTGAGE LOAN, Loan No. 8002341, NY     63      0.30
     d. COMMERCIAL MORTGAGE LOAN, Loan No. 8002157, NY     61      0.30
     e. COMMERCIAL MORTGAGE LOAN, Loan No. 5555143, GBR    57      0.20
     f. COMMERCIAL MORTGAGE LOAN, Loan No. 5555063, GBR    54      0.20
     g. COMMERCIAL MORTGAGE LOAN, Loan No. 8002508, CA     52      0.20
     h. COMMERCIAL MORTGAGE LOAN, Loan No. 8002626, NY     49      0.20
     i. COMMERCIAL MORTGAGE LOAN, Loan No. 4010014, CA     46      0.20
     j. COMMERCIAL MORTGAGE LOAN, Loan No. 8002406, KY     43      0.20

Amount and percentage of the reporting entity's total admitted assets held in the following categories of mortgage loans:

                                                               Percentage
                                                                of Total
                                                                Admitted
                                                        Amount   Assets
                                                        ------ ----------
       a. Construction loans                             $20      0.10%
       b. Mortgage loans over 90 days past due            --        --
       c. Mortgage loans in the process of foreclosure    --        --
       d. Mortgage loans foreclosed                       --        --
       e. Restructured mortgage loans                     56      0.20

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)


17. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

                        Residential       Commercial       Agricultural
                     ----------------  ----------------  ----------------
                            Percentage        Percentage        Percentage
                             of Total          of Total          of Total
                             Admitted          Admitted          Admitted
      Loan-to-Value  Amount   Assets   Amount   Assets   Amount   Assets
      -------------  ------ ---------- ------ ---------- ------ ----------
      a. above 95%    $ --       --%   $   --      --%    $--       --%
      b. 91% to 95%      2       --        --      --      --       --
      c. 81% to 90%     94     0.40        36    0.20      --       --
      d. 71% to 80%    124     0.50       130    0.50      --       --
      e. below 70%      81     0.30     2,583   10.90      --       --

18. Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A are less than
2.5 percent of the Company's total admitted assets.

19. Assets held in mezzanine real estate loans are less than 2.5 percent of the Company's total admitted assets.

20. The Company's total admitted assets subject to the following types of agreements as of the following dates:

                                                                                             Unaudited At End of Each Quarter
                                                                                            -----------------------------------
                                                                             At Year-End    1st Quarter 2nd Quarter 3rd Quarter
                                                                          ----------------  ----------- ----------- -----------
                                                                                 Percentage
                                                                                  of Total
                                                                                  Admitted
                                                                          Amount   Assets     Amount      Amount      Amount
                                                                          ------ ---------- ----------- ----------- -----------
a. Securities lending (do not include assets held as collateral for such
   transactions)                                                           $100     0.40%      $256        $157        $ 92
b. Repurchase agreements                                                    115     0.50         92         100         101
c. Reverse repurchase agreements                                             --       --         --          --          --
d. Dollar repurchase agreements                                              --       --         --          --          --
e. Dollar reverse repurchase agreements                                      --       --         --          --          --

21. The Company's potential exposure to warrants not attached to other financial instruments, options, caps, and floors:

                                       Owned            Written
                                 ----------------  ----------------
                                        Percentage        Percentage
                                         of Total          of Total
                                         Admitted          Admitted
                                 Amount   Assets   Amount   Assets
                                 ------ ---------- ------ ----------
           a. Hedging             $--       --%     $--       --%
           b. Income generation    --       --       --       --
           c. Other                --       --       --       --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)


22. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards as of the following dates:

                                           Unaudited At End of Each Quarter
                                          -----------------------------------
                           At Year-End    1st Quarter 2nd Quarter 3rd Quarter
                        ----------------  ----------- ----------- -----------
                               Percentage
                                of Total
                                Admitted
                        Amount   Assets     Amount      Amount      Amount
                        ------ ---------- ----------- ----------- -----------
  a. Hedging             $51      0.20%       $46         $44         $47
  b. Income generation    --        --         --          --          --
  c. Replications         --        --         --          --          --
  d. Other                --        --         --          --          --

23. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts as of the following dates:

                                           Unaudited At End of Each Quarter
                                          -----------------------------------
                           At Year-End    1st Quarter 2nd Quarter 3rd Quarter
                        ----------------  ----------- ----------- -----------
                               Percentage
                                of Total
                                Admitted
                        Amount   Assets     Amount      Amount      Amount
                        ------ ---------- ----------- ----------- -----------
  a. Hedging             $--       --%        $20         $19         $--
  b. Income generation    --       --          --          --          --
  c. Replications         --       --          --          --          --
  d. Other                --       --          --          --          --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2018


                                            Gross Investment Holdings Admitted Assets as Reported in the Annual Statement
(in millions)                               ------------------------  --------------------------------------------------
                                                                                 Securities
                                                                                  Lending
                                                                                 Reinvested
                                                                                 Collateral     Total
Investment Categories                       Amount     Percentage     Amount       Amount       Amount     Percentage
---------------------                       ------     ----------     ------     ----------     ------     ----------
Bonds:
   U.S. treasury securities                 $   62         0.3%       $   62        $--         $   62         0.3%
   U.S. government agency
     obligations (excluding
     mortgage- backed securities):
       Issued by U.S. government
         agencies                               --          --            --         --             --          --
       Issued by U.S. government
         sponsored agencies                     10          --            10         --             10          --
   Non-U.S. government (including
     Canada, excluding mortgage-
     backed securities)                        547         2.4           547         --            547         2.4
   Securities issued by states,
     territories and possessions
     and political subdivisions in
     the U.S.:
       States, territories and
         possessions general
         obligations                            86         0.4            86         --             86         0.4
       Political subdivisions of
         states, territories and
         possessions and political
         subdivisions general
         obligations                            41         0.2            41         --             41         0.2
       Revenue and assessment
         obligations                           481         2.1           481         --            481         2.1
       Industrial development and
         similar obligations                    10          --            10         --             10          --
   Mortgage-backed securities
     (includes residential and
     commercial MBS):
       Pass-through securities:
          Issued or guaranteed by
            GNMA                                --          --            --         --             --          --
          Issued or guaranteed by
            FNMA and FHLMC                     464         2.0           464         --            464         2.0
          All other                            645         2.8           645         --            645         2.8
       CMOs and REMICs:
          Issued or guaranteed by
            GNMA, FNMA, FHLMC or VA            831         3.6           831         --            831         3.6
          Issued by non-U.S.
            Government issuers and
            collateralized by
            mortgage-based
            securities issued or
            guaranteed by agencies
            shown in Line 1.521                 --          --            --         --             --          --
          All other                          1,563         6.8         1,563         --          1,563         6.8
   Other debt and other fixed
     income securities (excluding
     short-term):
       Unaffiliated domestic
         securities (includes
         credit tenant loans and
         hybrid securities)                  9,995        43.3         9,995         --          9,995        43.3
       Unaffiliated non-U.S.
         securities (including
         Canada)                             3,779        16.4         3,779         --          3,779        16.4
       Affiliated securities                    --          --            --         --             --          --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE (Continued)
DECEMBER 31, 2018


                                         Gross Investment Holdings Admitted Assets as Reported in the Annual Statement
(in millions)                            ------------------------  --------------------------------------------------
                                                                               Securities
                                                                                Lending
                                                                               Reinvested
                                                                               Collateral     Total
Investment Categories                     Amount     Percentage     Amount       Amount       Amount     Percentage
---------------------                     --------   ----------     --------   ----------     --------   ----------
Equity interests:
   Investments in mutual funds           $     --         --%      $     --       $ --       $     --         --%
   Preferred stocks:
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                             6         --              6         --              6         --
   Publicly traded equity
     securities (excluding
     preferred stocks):
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                             9         --              9         --              9         --
   Other equity securities:
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                             1         --              1         --              1         --
   Other equity interests
     including tangible personal
     property under lease:
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                            --         --             --         --             --         --
   Mortgage loans:
       Construction and land
         development                          238        1.0            238         --            238        1.0
       Agricultural                            --         --             --         --             --         --
       Single family residential
         properties                           301        1.3            301         --            301        1.3
       Multifamily residential
         properties                           736        3.2            736         --            736        3.2
       Commercial loans                     1,754        7.6          1,754         --          1,754        7.6
       Mezzanine real estate loans             21        0.1             21         --             21        0.1
   Real estate investments:
       Property occupied by company            --         --             --         --             --         --
       Property held for
         production of income
         (includes $0 million of
         property acquired in
         satisfaction of debt)                 --         --             --         --             --         --
       Property held for sale
         (includes $0 million of
         property acquired in
         satisfaction of debt)                 --         --             --         --             --         --
   Contract loans                             178        0.8            178         --            178        0.8
   Derivatives                                  6         --              6         --              6         --
   Receivables for securities                  13        0.1             13         --             13        0.1
   Securities lending reinvested
     collateral assets                         89        0.4             89        XXX            XXX        XXX
   Cash, cash equivalents and
     short-term investments                   172        0.7            172         89            261        1.1
   Other invested assets                    1,047        4.5          1,047         --          1,047        4.5
                                          --------     -----        --------      ----        --------     -----
   Total invested assets                 $ 23,085      100.0%      $ 23,085       $ 89       $ 23,085      100.0%
                                          ========     =====        ========      ====        ========     =====

                        American Home Assurance Company
                                An AIG Company

                               NAIC Code: 19380

                     Statutory Basis Financial Statements
                       As of December 31, 2018 and 2017
           and for the years ended December 31, 2018, 2017 and 2016

                                 [LOGO OF AIG]

                        American Home Assurance Company

                     Statutory Basis Financial Statements

  As of December 31, 2018 and 2017 and for the years ended December 31, 2018,
                                 2017 and 2016

                               Table of Contents

         Report of Independent Auditors                                                3
         Statements of Admitted Assets                                                 5
         Statements of Liabilities, Capital and Surplus                                6
         Statements of Operations and Changes in Capital and Surplus                   7
         Statements of Cash Flows                                                      8
Note 1   Organization and Summary of Significant Statutory Basis Accounting Policies   9
Note 2   Accounting Adjustments to Statutory Basis Financial Statements               22
Note 3   Investments                                                                  25
Note 4   Fair Value of Financial Instruments                                          29
Note 5   Reserves for Losses and Loss Adjustment Expenses                             31
Note 6   Related Party Transactions                                                   36
Note 7   Reinsurance                                                                  40
Note 8   Income Taxes                                                                 43
Note 9   Capital and Surplus and Dividend Restrictions                                52
Note 10  Contingencies                                                                52
Note 11  Other Significant Matters                                                    55
Note 12  Subsequent Events                                                            57

[LOGO OF PWC]

                        Report of Independent Auditors

To the Board of Directors of American Home Assurance Company:

We have audited the accompanying statutory financial statements of American Home Assurance Company (the "Company"), which comprise the statutory statements of admitted assets and liabilities, capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1B to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Notes 1B and 1D and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

-------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

[LOGO OF PWC]

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 1B.

Emphasis of Matter

As discussed in Notes 1, 5, 6 and 7 to the financial statements, the Company has entered into significant transactions with certain affiliated entities. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

New York, NY
April 22, 2019

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PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                         Statements of Admitted Assets

                                                                                     December 31, December 31,
                                                                                         2018         2017
                                                                                     ------------ ------------
Cash and invested assets:
   Bonds, primarily at amortized cost (fair value: 2018 - $14,935; 2017 - $15,831)     $14,534      $15,153
   Common stocks, at carrying value (cost: 2018 - $321; 2017 - $584)                       356          576
   Preferred stocks, at carrying value (cost: 2018 - $49; 2017 - $49)                       49           49
   Other invested assets (cost: 2018 - $2,982 ; 2017 - $3,504)                           3,003        3,901
   Mortgage loans                                                                        2,679        2,067
   Derivative instruments                                                                    5           --
   Short-term investments, at amortized cost (approximates fair value)                      46           --
   Cash and cash equivalents                                                               230          238
   Receivable for securities sold                                                          104           82
                                                                                       -------      -------
       Total cash and invested assets                                                  $21,006      $22,066
                                                                                       -------      -------
Investment income due and accrued                                                      $   166      $   169
Agents' balances or uncollected premiums:
   Premiums in course of collection                                                        941          940
   Premiums and installments booked but deferred and not yet due                           241          367
   Accrued retrospective premiums                                                          511          567
High deductible policy receivables                                                          63           43
Reinsurance recoverable on paid losses                                                     365          325
Funds held by or deposited with reinsurers                                                 212          217
Net deferred tax assets                                                                    772          814
Receivables from parent, subsidiaries and affiliates                                       284            5
Other assets                                                                               159          197
Allowance for uncollectible accounts                                                       (53)         (72)
                                                                                       -------      -------
       Total admitted assets                                                           $24,667      $25,638
                                                                                       =======      =======

               See Notes to Statutory Basis Financial Statements

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5   STATEMENTS OF ADMITTED ASSETS - As of December 31, 2018 and 2017

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions, Except Share Information)
--------------------------------------------------------------------------------


                Statements of Liabilities, Capital and Surplus

                                                     December 31, December 31,
                                                         2018         2017
                                                     ------------ ------------
  Liabilities
  Reserves for losses and loss adjustment expenses     $10,935      $12,115
  Unearned premium reserves                              3,234        3,301
  Commissions, premium taxes, and other expenses
    payable                                                140          140
  Reinsurance payable on paid loss and loss
    adjustment expenses                                    249          244
  Current federal taxes payable to parent                    9           12
  Funds held by company under reinsurance treaties       2,288        1,695
  Provision for reinsurance                                 30           20
  Ceded reinsurance premiums payable, net of ceding
    commissions                                            337          324
  Collateral deposit liability                             369          393
  Payable for securities purchased                         112           38
  Payable to parent, subsidiaries and affiliates           565          674
  Other liabilities                                        476          444
                                                       -------      -------
     Total liabilities                                 $18,744      $19,400
                                                       -------      -------
  Capital and Surplus
  Common capital stock, $17 par value, 1,758,158
    shares authorized, 1,695,054 shares issued and
    outstanding                                        $    29      $    29
  Capital in excess of par value                         6,989        6,839
  Unassigned surplus                                    (2,021)      (1,324)
  Special surplus funds from reinsurance                   926          694
                                                       -------      -------
     Total capital and surplus                         $ 5,923      $ 6,238
                                                       -------      -------
     Total liabilities, capital and surplus            $24,667      $25,638
                                                       =======      =======

               See Notes to Statutory Basis Financial Statements

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6 STATEMENTS OF LIABILITIES, CAPITAL and SURPLUS - As of December 31, 2018 and 2017

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


          Statements of Operations and Changes in Capital and Surplus

                                                       For the Years Ended December 31,
                                                       -------------------------------
                                                         2018       2017       2016
                                                       --------   --------   --------
Statements of Operations
Underwriting income:
Premiums earned                                        $  5,009   $  5,170   $  6,052
                                                       --------   --------   --------
Underwriting deductions:
   Losses incurred                                        3,945      4,400      5,212
   Loss adjustment expenses                                 315        577        267
   Other underwriting expenses                            1,858      1,624      1,875
                                                       --------   --------   --------
Total underwriting deductions                             6,118      6,601      7,354
                                                       --------   --------   --------
Net underwriting loss                                    (1,109)    (1,431)    (1,302)
                                                       --------   --------   --------
Investment gain:
   Net investment income earned                           1,027      1,058      1,187
   Net realized capital losses (net of capital
     gains tax expense: 2018 - $69; 2017 - $82;
     2016 - $61)                                           (111)      (110)      (106)
                                                       --------   --------   --------
Net investment gain                                         916        948      1,081
                                                       --------   --------   --------
Net loss from agents' or premium balances
  charged-off                                                (3)       (19)       (36)
Other (expense) income                                     (136)        39        (20)
                                                       --------   --------   --------
Net loss after capital gains taxes and before
  federal income taxes                                     (332)      (463)      (277)
Federal and foreign income tax benefit                      (54)       (69)       (34)
                                                       --------   --------   --------
Net loss                                               $   (278)  $   (394)  $   (243)
                                                       ========   ========   ========
Change in Capital and Surplus
Capital and surplus, as of December 31, previous
  year                                                 $  6,238   $  6,448   $  6,641
   Adjustment to beginning surplus (Note 2)                  71         38         66
                                                       --------   --------   --------
Capital and surplus, as of January 1,                     6,309      6,486      6,707
   Other changes in capital and surplus:
       Net loss                                            (278)      (394)      (243)
       Change in net unrealized capital gain
         (loss) (net of capital gain (loss) tax
         expense (benefit): 2018 - ($50) $; 2017
         - $2; 2016 - ($16)                                (137)       204        (48)
       Change in net deferred income tax                     31       (394)       118
       Change in nonadmitted assets                         (91)       410       (157)
       Change in provision for reinsurance                  (10)        17         (3)
       Capital contribution                                 150         --        700
       Dividends to stockholder                              --         --       (600)
       Foreign exchange translation                         (20)       (54)        22
       Change in statutory contingency reserve              (31)       (39)       (44)
       Other surplus adjustments                             --          2         (4)
                                                       --------   --------   --------
   Total changes in capital and surplus                    (386)      (248)      (259)
                                                       --------   --------   --------
Capital and Surplus, as of December 31,                $  5,923   $  6,238   $  6,448
                                                       ========   ========   ========

               See Notes to Statutory Basis Financial Statements

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7 STATEMENTS OF OPERATIONS and CHANGES IN CAPITAL AND SURPLUS - for the years ending December 31, 2018, 2017 and 2016

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                           Statements of Cash Flows

                                                   For the Years Ended December 31,
                                                   -------------------------------
                                                     2018       2017       2016
                                                   --------   --------   --------
Cash from Operations:
   Premiums collected, net of reinsurance          $  5,292   $  5,395   $  6,477
   Net investment income                                839        920        974
   Miscellaneous income (expense)                         4        (17)        17
                                                   --------   --------   --------
   Sub-total                                          6,135      6,298      7,468
                                                   --------   --------   --------
   Benefit and loss related payments                  4,832      7,209      2,750
   Commission and other expense paid                  2,599      3,407      2,236
   Federal and foreign income taxes recovered            (1)       (98)         9
                                                   --------   --------   --------
   Net cash (used in) provided from operations       (1,295)    (4,220)     2,473
                                                   --------   --------   --------
Cash from Investments:
Proceeds from investments sold, matured, or repaid
   Bonds                                              3,990      7,709      5,646
   Stocks                                               339        324         35
   Mortgage loans                                       111        615        118
   Other investments                                  1,790      1,591      1,026
                                                   --------   --------   --------
   Total proceeds from investments sold, matured,
     or repaid                                        6,230     10,239      6,825
                                                   --------   --------   --------
Cost of investments acquired
   Bonds                                              3,766      4,278      7,584
   Stocks                                                56        454         59
   Mortgage loans                                       748        763        871
   Other investments                                    870        853      1,035
                                                   --------   --------   --------
   Total cost of investments acquired                 5,440      6,348      9,549
                                                   --------   --------   --------
   Net cash provided from investing activities          790      3,891     (2,724)
                                                   --------   --------   --------
Cash from Financing and Miscellaneous Sources:
   Borrowed funds repaid                                (65)      (180)       216
   Intercompany receipts                                599        577        (61)
   Net deposit activity on deposit-type contracts
     and other insurance                                (27)       (13)       (24)
   Collateral deposit liability (payments)
     receipts                                           (24)         8         50
   Other receipts                                        60         30         84
                                                   --------   --------   --------
   Net cash provided from financing and
     miscellaneous activities                           543        422        265
                                                   --------   --------   --------
Net change in cash, cash equivalents, and
  short-term investments                                 38         93         14
Cash, cash equivalents, and short-term investments
                                                   --------   --------   --------
   Beginning of year                                    238        145        131
                                                   --------   --------   --------
   End of year                                     $    276   $    238   $    145
                                                   ========   ========   ========

   Refer to Note 11D for description of non-cash items.

               See Notes to Statutory Basis Financial Statements

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8   STATEMENT OF CASH FLOW - for the years ended December 31, 2018, 2017 and
    2016

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


1. Organization and Summary of Significant Statutory Basis Accounting Policies
--------------------------------------------------------------------------------

A. Basis of Organization and Presentation
--------------------------------------------------------------------------------

Organization
--------------------------------------------------------------------------------
American Home Assurance Company ("the Company" or "American Home") is a direct wholly-owned subsidiary of AIG Property Casualty U.S., Inc. ("AIG PC US"), a Delaware corporation, which is in turn owned by AIG Property Casualty Inc.
("AIG PC"), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the "Ultimate Parent" or "AIG"). AIG conducts its property and casualty operations through multiple line companies writing substantially all commercial (casualty, property, specialty and financial liability) and consumer (accident & health and personal lines) insurance both domestically and abroad.

The Company is party to an inter-company pooling agreement (the "Combined Pooling Agreement"), among the twelve companies listed below, collectively named the Combined Pool. Effective January 1, 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies.

The member companies of the Combined Pool, their National Association of Insurance Commissioners ("NAIC") company codes, inter-company pooling participation percentages under the Combined Pooling Agreement and states of domicile are as follows:

                                                               Pool
                                                    NAIC   Participation   State of
Company                                            Company  Percentage     Domicile
-------                                            ------- ------------- ------------
National Union Fire Insurance Company of
  Pittsburgh, Pa. (National Union)*                 19445       35%      Pennsylvania
American Home Assurance Company (American Home)     19380       35%          New York
Lexington Insurance Company (Lexington)             19437       30%          Delaware
AIG Property Casualty Company (APCC)                19402        0%      Pennsylvania
Commerce and Industry Insurance Company (C&I)       19410        0%          New York
The Insurance Company of the State of
  Pennsylvania (ISOP)                               19429        0%          Illinois
New Hampshire Insurance Company (New Hampshire)     23841        0%          Illinois
AIG Specialty Insurance Company (Specialty)         26883        0%          Illinois
AIG Assurance Company (Assurance)                   40258        0%          Illinois
Granite State Insurance Company (Granite)           23809        0%          Illinois
Illinois National Insurance Co. (Illinois
  National)                                         23817        0%          Illinois
AIU Insurance Company (AIU)                         19399        0%          New York

* Lead Company of the Combined Pool

Refer to Note 6 for additional information on the Combined Pool and the effects of the changes in the intercompany pooling arrangements (the "2017 Pooling Restructure Transaction").

The Company accepts commercial business primarily through a network of independent retail and wholesale brokers and through an independent agency networks. In addition, the Company accepts consumer business primarily through agents and brokers, as well as through direct marketing and partner organizations. There were no Managing Agents or Third Party Administrators who placed direct written premium with the Company in an amount exceeding more than
5.0 percent of surplus of the Company for the years ending December 31, 2018, 2017, and 2016.

The Company is diversified in terms of classes of its business, distribution network and geographic locations. The Company has direct written premium concentrations of 5.0 percent or more in the following locations:

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9 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


State / Location                                                  2018 2017 2016
----------------                                                  ---- ---- ----
California                                                        $103 $124 $70
Florida                                                             68   86  78
United Arab Emirates                                                66   71  88
New York                                                            36   65  97
Texas                                                               26   48  48

Basis of Presentation
--------------------------------------------------------------------------------
The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services ("NY SAP"). Certain balances relating to prior periods have been reclassified to conform to the current year's presentation.

Additionally, the financial statements include the Company's U.S. operations, its Dubai, Caribbean, Jamaica and Argentina branch operations and its participation in the American International Overseas Association (the "Association").

The Company's financial information as of and for the years ended December 31, 2018, 2017 and 2016 have been presented in accordance with the terms of the Combined Pooling Agreement. Refer to Note 6 for additional information regarding the changes in the pooling percentages.

B. Permitted and Prescribed Practices
--------------------------------------------------------------------------------
NY SAP recognizes only statutory accounting practices prescribed or permitted by the New York State Department of Financial Services ("NY DFS") for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the New York Insurance Code. The NAIC Statutory Accounting Principles included within the Accounting Practices and Procedures Manual ("NAIC SAP") have been adopted as a component of prescribed practices by the NY DFS. The
Superintendent of the NY DFS (the "Superintendent") has the right to permit other specific practices that differ from prescribed practices.

NY SAP has prescribed the practice of discounting workers' compensation known case loss reserves on a non-tabular basis. This practice is not prescribed under NAIC SAP.

For the affiliated loss portfolio transfer ("LPT") agreement entered into during 2018, the Company received permitted practices to present the consideration paid in relation to statutory reserves ceded to Fortitude Reinsurance Company Limited ("Fortitude Re") and Eaglestone Reinsurance Company ("Eaglestone") within paid losses rather than as premium written and earned. The classification change has no effect on net income or surplus. Refer to Note 5 for further details.

In 2016, the Company applied a permitted practice to present the consideration received in relation to loss reserves transferred other than via commutation as part of the updated and amended Combined Pooling Agreement transaction within paid losses rather than as premiums written and earned. The classification change had no effect on net income or surplus.

Insurance Department of the Commonwealth of Pennsylvania ("PA SAP") has prescribed the availability of certain offsets in the calculation of the Provision for reinsurance, which offsets are not prescribed under NAIC SAP. The Company has received approval to reflect the transfer of collection risk on certain of the Company's asbestos related reinsurance recoverable balances, to an authorized third party reinsurer, as another form of collateral acceptable to the Commissioner with respect to the reinsurance recoverable balance from the original reinsurers.

In 2016, the Company applied a permitted practice to recognize the effects of a retroactive aggregate excess of loss reinsurance agreement (the "ADC" or "Adverse Development Cover") entered into in January 2017 with National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway, Inc. In addition, the Company applied a permitted practice to record the impact of the ADC as prospective reinsurance. The permitted practice also allowed the Company to reflect the consideration as paid losses rather than a reduction in premiums earned. The surplus gain associated with the ADC has been reported in a segregated surplus account and does not form part of the Company's Unassigned surplus, subject to the applicable dividend restrictions; such amounts must be restricted in surplus until such time as payments received by NICO exceed premiums paid for the retrocession.

The use of the aforementioned permitted and prescribed practices has not affected the Company's ability to comply with the NY DFS's risk based capital ("RBC") and surplus requirements for the 2018, 2017 or 2016 reporting periods.

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10 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

A reconciliation of the net income (loss) and capital and surplus between NAIC SAP and practices prescribed or permitted by NY SAP is shown below:

                                                             SSAP # FS Ref  2018    2017    2016
                                                             ------ ------ ------  ------  ------
Net loss, NY SAP                                                           $ (278) $ (394) $ (243)
State prescribed or permitted practices - addition (charge):
   Change in non-tabular discounting                           65     (a)      13      73     147
   Adverse Development Cover                                  62R     (a)      --      --    (514)
   Present the consideration received/paid in relation to
     the loss reserves within paid losses                     62R     (b)      --      --      --
                                                              ---     --   ------  ------  ------
Net loss, NAIC SAP                                                         $ (265) $ (321) $ (610)
                                                              ---     --   ------  ------  ------
Statutory surplus, NY SAP                                                  $5,923  $6,238  $6,448
State prescribed or permitted practices - addition (charge):
   Non-tabular discounting                                     65     (a)     (73)    (86)   (159)
   Credits for collection risk on certain asbestos
     reinsurance recoveries                                   62R     (c)     (61)    (43)    (58)
   Adverse Development Cover                                  62R     (d)    (920)   (689)   (514)
   Present the consideration received/paid in relation to
     the loss reserves within paid losses                     62R     (b)      --      --      --
                                                              ---     --   ------  ------  ------
Statutory surplus, NAIC SAP                                                $4,869  $5,420  $5,717
                                                              ===     ==   ======  ======  ======

(a)Impacts Reserves for losses and loss adjustment expenses within the Statements of Liabilities, Capital and Surplus and Losses incurred within the Statements of Operations and Changes in Capital and Surplus.
(b)Impacts Losses incurred and Premiums earned within the Statements of Operations and Changes in Capital and Surplus.
(c)Impacts Provision for reinsurance within the Statements of Liabilities, Capital and Surplus and the change in Provision for reinsurance within the Statements of Operations and Changes in Capital and Surplus.
(d)Impacts Special surplus funds from reinsurance within the Statements of Liabilities, Capital and Surplus. Although the application of prospective reinsurance treatment to the ADC results in no overall change to surplus, the permitted practice applied results in any gain being restricted and reported in segregated surplus and does not form part of the Company's Unassigned surplus.

C. Use of Estimates in the Preparation of the Financial Statements
--------------------------------------------------------------------------------
The preparation of statutory financial statements in accordance with NY SAP requires the application of accounting policies that often involve a significant degree of judgment. The Company's accounting policies that are most dependent on the application of estimates and assumptions are considered critical accounting estimates and are related to the determination of:

    . Reserves for losses and loss adjustment expenses ("LAE") including estimates and recoverability of the related reinsurance assets;

    .  Legal contingencies;

    .  Other than temporary impairment ("OTTI") losses on investments;

    . Fair value of certain financial assets, impacting those investments measured at fair value in the Statements of Admitted Assets and Liabilities, Capital and Surplus, as well as unrealized gains (losses) included in Capital and Surplus; and

    . Income tax assets and liabilities, including the recoverability and admissibility of net deferred tax assets and the predictability of future tax operating profitability of the character necessary to realize the net deferred tax asset.

These accounting estimates require the use of assumptions, including some that are highly uncertain at the time of estimation. It is reasonably possible that actual experience may materially differ from the assumptions used and therefore the Company's statutory financial condition, results of operations and cash flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed the accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The
Company does not believe such revisions would have a material impact on surplus.

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11 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Accounting Policy Differences
--------------------------------------------------------------------------------
NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("US GAAP"). NAIC SAP varies from US GAAP in certain significant respects, including:

           Transactions                     NAIC SAP Treatment                  US GAAP Treatment
           ------------             ----------------------------------  -----------------------------------
Policy Acquisition Costs            Costs are immediately expensed and  Costs directly related to the
Principally brokerage commissions   are included in Other Underwriting  successful acquisition of new or
and premium taxes arising from the  Expenses, except for reinsurance    renewal insurance contracts are
issuance of insurance contracts.    ceding commissions received in      deferred and amortized over the
                                    excess of the cost to acquire       term of the related insurance
                                    business which are recognized as a  coverage.
                                    deferred liability and amortized
                                    over the period of the reinsurance
                                    agreement.

Unearned Premiums, Unpaid Losses    Presented net of reinsurance        Presented gross of reinsurance
and Loss Expense Liabilities        recoverable.                        with corresponding reinsurance
                                                                        recoverable assets for ceded
                                                                        unearned premiums and reinsurance
                                                                        recoverable on unpaid losses,
                                                                        respectively.

Retroactive reinsurance contracts   Gains and losses are recognized in  Gains are deferred and amortized
                                    earnings immediately and surplus    over the settlement period of the
                                    is segregated to the extent pretax  ceded claim recoveries. Losses are
                                    gains are recognized. Certain       immediately recognized in the
                                    retroactive affiliate or related    Statements of Operations.
                                    party reinsurance contracts are
                                    accounted for as prospective
                                    reinsurance if there is no gain in
                                    surplus as a result of the
                                    transaction.

Investments in Bonds held as:       Investment grade securities (rated  All available for sale investments
1) available for sale               by NAIC as class 1 or 2) are        are carried at fair value with
2) fair value option                carried at amortized cost. Non-     changes in fair value, net of
                                    investment grade securities (NAIC   applicable taxes, reported in
                                    rated 3 to 6) are carried at the    accumulated other comprehensive
                                    lower of amortized cost and fair    income within shareholder's equity.
                                    value.
                                                                        Fair value option investments are
                                                                        carried at fair value with changes
                                                                        in fair value, net of applicable
                                                                        projected income taxes, reported
                                                                        in net investment income.

Investments in Equity Securities    Carried at fair value with          All equity securities that do not
                                    unrealized gains and losses         follow the equity method of
                                    reported, net of applicable taxes,  accounting, are measured at fair
                                    in the Statements of Changes in     value with changes in fair value
                                    Capital and Surplus.                recognized in earnings.

Investments in Limited              Carried at the underlying US GAAP   If aggregate interests allow the
Partnerships, Hedge Funds and       equity with results from the        holding entity to exercise more
Private Equity Interests            investment's operations recorded,   than minor influence (typically
                                    net of applicable taxes, as         more than 3%), the investment is
                                    unrealized gains (losses) directly  carried at Net Asset Value ("NAV")
                                    in the Statements of Changes in     with changes in value recorded to
                                    Capital and Surplus.                net investment income.

                                                                        Where the aggregate interests
                                                                        allow the entity to exercise only
                                                                        minor influence (typically less
                                                                        than 3%), the investment is
                                                                        recorded at NAV with changes in
                                                                        value recorded, net of tax, as a
                                                                        component of accumulated other
                                                                        comprehensive income in
                                                                        shareholder's equity.

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12 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

           Transactions                     NAIC SAP Treatment                  US GAAP Treatment
           ------------             ----------------------------------  ----------------------------------
Investments in Subsidiary,          Subsidiaries are not consolidated.  Consolidation is required when
Controlled and Affiliated Entities                                      there is a determination that the
(SCAs)                                                                  affiliated entity is a variable
                                                                        interest entity ("VIE") and the
                                                                        entity has a variable interest and
                                                                        the power to direct the activities
                                                                        of the VIE. The VIE assessment
                                                                        would consider various factors
                                                                        including limited partnership (LP)
                                    The equity investment in SCAs are   status and inherent rights of
                                    accounted for under the equity      equity investors.
                                    method and recorded as Common
                                    stock investments. Dividends are    Investments in SCAs that are
                                    recorded within Net Investment      voting interest entities (VOE)
                                    Income.                             with majority voting rights are
                                                                        generally consolidated.

                                                                        Investments in SCAs where the
                                                                        holding entity exercises
                                                                        significant influence (generally
                                                                        ownership of>3% voting interests
                                                                        for LPs and similar entities and
                                                                        between 20 percent and 50 percent
                                                                        for other entities) are recorded
                                                                        at equity value. The change in
                                                                        equity is included within
                                                                        operating income.

Statement of Cash Flows             Statutory Statements of Cash Flows  The Statements of Cash Flows can
                                    must be presented using the direct  be presented using the direct or
                                    method. Changes in cash, cash       indirect methods, however are
                                    equivalents, and short-term         typically presented using the
                                    investments and certain sources of  indirect method. Presentation is cash are excluded from operational  limited to changes in cash and
                                    cash flows. Non-cash items are      cash equivalents (short-term
                                    required to be excluded in the      investments are excluded). All
                                    Statements of Cash Flows and        non-cash items are excluded from
                                    should be disclosed accordingly.    the presentation of cash flows.

Deferred Federal Income Taxes       Deferred income taxes are           The provision for deferred income
                                    established for the temporary       taxes is recorded as a component
                                    differences between tax and book    of income tax expense, as a
                                    assets and liabilities, subject to  component of the Statements of
                                    limitations on admissibility of     Operations, except for changes
                                    tax assets.                         associated with items that are
                                                                        included within other
                                    Changes in deferred income taxes    comprehensive income where such
                                    are recorded within capital and     items are recorded net of
                                    surplus and have no impact on the   applicable income taxes.
                                    Statements of Operations.

Statutory Adjustments               Certain asset balances designated   All assets and liabilities are
(applied to certain assets          as nonadmitted, such as intangible  included in the financial
including goodwill, furniture and   assets and certain investments in   statements. Provisions for
equipment, deferred taxes in        affiliated entities are excluded    uncollectible receivables are
excess of limitations, prepaid      from the Statements of Admitted     established as valuation
expenses, overdue receivable        Assets and are reflected as         allowances and are recognized as
balances and unsecured reinsurance  deductions from capital and         expense within the Statements of
amounts)                            surplus.                            Operations.

                                    A Provision for reinsurance is
                                    established for unsecured
                                    reinsurance amounts recoverable
                                    from unauthorized and certain
                                    authorized reinsurers with a
                                    corresponding reduction to
                                    Unassigned surplus.

The effects on the financial statements of the variances between NAIC SAP and US GAAP, although not reasonably determinable, are presumed to be material.

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13 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


E. Significant Statutory Accounting Policies
--------------------------------------------------------------------------------

Premiums
--------------------------------------------------------------------------------
Premiums for insurance and reinsurance contracts are recorded as gross premiums written as of the effective date of the policy. Premiums are earned primarily on a pro-rata basis over the term of the related insurance coverage. Premiums collected prior to the effective date of the policy are recorded as advance premiums, reported as a liability and not considered income until due. Extended reporting endorsements are reflected as premiums written and are earned on a pro-rata basis over the stated term of the endorsement unless the term of the endorsement is indefinite in which case premiums are fully earned at inception of the endorsement along with the recognition of associated loss and LAE.

Unearned premium reserves are established on an individual policy basis, reflecting the terms and conditions of the coverage being provided. Unearned premium reserves represent the portion of premiums written relating to the unexpired terms of coverage as of the date of the financial statements. For policies with coverage periods equal to or greater than thirteen months and generally not subject to cancellation or modification by the Company, premiums are earned using a prescribed percentage of completion method. Additional unearned premium reserves for policies exceeding thirteen months are established as greater of three prescribed tests.

Reinsurance premiums are typically earned over the same period as the underlying policies, or risks, covered by the contracts. As a result, the earnings pattern of a reinsurance contract generally written for a 12-month term may extend up to 24 months, reflecting the inception dates of the underlying attaching policies throughout the 12-month period of the reinsurance contract. Reinsurance premiums ceded are recognized as a reduction in revenues over the period reinsurance coverage is provided.

Insurance premiums billed and outstanding for 90 days or more are nonadmitted and charged against Unassigned surplus.

Premiums for retrospectively rated contracts are initially recorded based on the expected loss experience and are earned on a pro-rata basis over the term of the related insurance coverage. Additional or returned premium is recorded if the estimated loss experience differs from the initial estimate and is immediately recognized in earned premium. The Company records accrued retrospectively rated premiums as written premiums. Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date.

Gross written premiums net of ceded written premiums ("Net written premiums") that were subject to retrospective rating features as of December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31,                                         2018  2017  2016
------------------------                                         ----  ----  ----
Net written premiums subject to retrospectively rated contracts  $ 93  $105  $ 72
Percentage of total net written premiums                          1.9%  2.1%  1.1%

As of December 31, 2018 and 2017, the admitted portion of accrued premiums related to the Company's retrospectively rated contracts were $511 and $567, respectively, which will be billed in future periods based primarily on the payment of the underlying expected losses and LAE. Unsecured amounts associated with these accrued retrospective premiums were $60 and $58 as of December 31, 2018 and 2017, respectively. Ten percent of the amount of accrued retrospective premiums receivable not offset by retrospective return premiums or other liabilities to the same party, other than loss and LAE reserves, or collateral (collectively referred to as the unsecured amount) have been nonadmitted in the amount of $10 and $13 as of December 31, 2018 and 2017, respectively.

High Deductible
--------------------------------------------------------------------------------
The Company establishes loss reserves for high deductible policies net of the insured's contractual deductible (such deductibles are referred to as "reserve credits"). The Company establishes a nonadmitted asset for ten percent of paid losses recoverable in excess of collateral held on an individual insured basis, or for one hundred percent of paid losses recoverable where no collateral is held and amounts are outstanding for more than ninety days. Additionally, the Company establishes an allowance for doubtful accounts for such paid losses recoverable in excess of collateral and after nonadmitted assets. Similarly, the Company does not recognize reserve credit offsets to its estimate of loss reserves where such credits are deemed uncollectible, as the Company ultimately bears credit risk on the underlying policies' insurance obligations.

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14 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

The following table shows the counterparty exposure on unpaid claims and billed recoverable on paid claims for high deductibles by line of business as of December 31, 2018 and 2017:

                                          Reserve Credits on Recoverable on Paid
December 31, 2018     Gross Loss Reserves   Unpaid Claims          Claims          Total
-----------------     ------------------- ------------------ ------------------- ----------
Allied Lines              $      390          $      390          $      10      $      400
General Liabilities              464                 464                  9             473
Workers Compensation           3,419               3,419                 51           3,470
                          ----------          ----------          ---------      ----------
Total                     $    4,273          $    4,273          $      70      $    4,343
                          ----------          ----------          ---------      ----------

As of December 31, 2018, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $206 and $3,068, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2018 were $1,069, or 25% of the total high deductible. Additionally, as of December 31, 2018, the Company had recoverables on paid claims greater than 90 days overdue of $72, of which $7 have been nonadmitted.

                                          Reserve Credits on Recoverable on Paid
December 31, 2017     Gross Loss Reserves   Unpaid Claims          Claims          Total
-----------------     ------------------- ------------------ ------------------- ----------
Allied Lines              $      394          $      394          $       8      $      402
General Liabilities              445                 445                  6             451
Workers Compensation           3,550               3,550                 39           3,589
                          ----------          ----------          ---------      ----------
Total                     $    4,389          $    4,389          $      53      $    4,442
                          ----------          ----------          ---------      ----------

As of December 31, 2017, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $230 and $3,142, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2017 were $1,202, or 27% of the total high deductible. Additionally, as of December 31, 2017, the Company had recoverables on paid claims greater than 90 days overdue of $51, of which $9 have been nonadmitted.

The following table shows the deductible amounts for the highest ten unsecured high deductible policies as of December 31, 2018 and 2017:

Counterparty*                                 Unsecured High Deductible Amounts
-------------                                 ---------------------------------
December 31,                                        2018             2017
------------                                  ---------------- ----------------
Counterparty 1                                $            129 $            188
Counterparty 2                                             103              107
Counterparty 3                                              75               90
Counterparty 4                                              55               64
Counterparty 5                                              54               50
Counterparty 6                                              54               49
Counterparty 7                                              48               47
Counterparty 8                                              48               39
Counterparty 9                                              21               26
Counterparty 10                                             20               20

* Actual counterparty is not named and may vary year over year. Additionally, a group of entities under common control is regarded as a single counterparty.

Deposit Accounting
--------------------------------------------------------------------------------
Direct insurance transactions where management determines there is insufficient insurance risk transfer are recorded as deposits unless the policy was issued
(i) in respect of the insured's requirement for evidence of coverage pursuant to applicable statutes (insurance statutes or otherwise), contractual terms or normal business practices, (ii) in respect of an excess insurer's requirement for an underlying primary insurance policy in lieu of self-insurance, or
(iii) in compliance with filed forms, rates and/or rating plans.

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15 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Assumed and ceded reinsurance contracts which do not transfer a sufficient amount of insurance risk are recorded as deposits with the net consideration paid or received recognized as a deposit asset or liability, respectively. Deposit assets are admitted if (i) the assuming company is licensed, accredited or qualified by the PA DOI, or (ii) the collateral (i.e., funds withheld, letters of credit or trusts) provided by the reinsurer meets all the requirements of the NY SAP, as applicable. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and expected future payments with a corresponding credit or charge to Other income (expense) in the Statements of Operations.

Deposit assets are recorded to Other assets within the Statements of Admitted Assets, refer to Note 11A. Deposit liabilities are recorded to Other liabilities within the Statements of Liabilities, Capital and Surplus, refer to
Note 11B.

Premium Deficiency
--------------------------------------------------------------------------------
The Company periodically reviews its expected ultimate losses with respect to its unearned premium reserves. A premium deficiency loss and related liability is established if the unearned premium reserves and related future investment income are collectively not sufficient to cover the expected ultimate loss projection. For purposes of premium deficiency tests, contracts are grouped in a manner consistent with how policies are marketed, serviced, and measured for the profitability of such contracts. As of December 31, 2018 and 2017, the Company did not incur any premium deficiency losses.

Retroactive Reinsurance
--------------------------------------------------------------------------------
Transactions involving the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer are recorded as retroactive reinsurance and reported separately from Reserves for losses and loss adjustment expenses in the Statements of Liabilities, Capital and Surplus. Initial pre-tax gains or losses are recorded in Retroactive reinsurance gain within the Statements of Operations and Changes in Capital and Surplus with surplus gains recorded as Special surplus funds from reinsurance which is a component of Capital and Surplus that is restricted from dividend payment. Amounts recorded in Special surplus funds from reinsurance are considered to be earned surplus (i.e., transferred to Unassigned surplus) only when, and to the extent that, cash recoveries from the assuming entity exceed the consideration paid by the ceding entity. Special surplus funds from retroactive reinsurance are maintained separately for each respective retroactive reinsurance agreement; Special surplus funds from retroactive reinsurance account write-in entry on the balance sheet is adjusted, upward or downward, to reflect any subsequent increase or reduction in reserves ceded.
The reduction in the special surplus funds is limited to the lesser of amounts recovered by the Company in excess of consideration paid or the surplus gain in relation to such agreement.

To the extent that the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer is between affiliated entities and neither entity records a gain or loss in surplus, the transaction qualifies as an exception in the NAIC SAP accounting guidance and is accounted for as prospective reinsurance.

Insurance Related Acquisition Costs
--------------------------------------------------------------------------------
Commissions, premium taxes, and certain underwriting costs are expensed as incurred and are included in Other underwriting expenses. The Company records an unearned ceding commission accrual equal to the excess of the ceding commissions received from reinsurers compared to the anticipated acquisition cost of the business ceded. This amount is amortized as an increase to income over the effective period of the reinsurance agreement in proportion to the amount of insurance coverage provided.

Provisions for Allowances and Unauthorized or Overdue Reinsurance
--------------------------------------------------------------------------------
The recoverability of certain assets, including insurance receivables with counterparties, is reviewed periodically by management. A minimum reserve, as required under the NAIC Annual Statement Instructions for Property and Casualty Companies for Schedule F-Provision for Overdue Reinsurance for uncollectible reinsurance is recorded with an additional reserve required if an entity's experience indicates that a higher amount should be provided. The minimum reserve is recorded as a liability and the change between years is recorded as a gain or loss directly to Unassigned fund (surplus) in the Statement of Liabilities, Capital and Surplus. Any reserve over the minimum amount is recorded on the statement of operations by reversing the accounts previously utilized to establish the reinsurance recoverable. Various factors are taken into consideration when assessing the recoverability of these asset balances including: the age of the related amounts due and the nature of the unpaid balance; disputed balances, historical recovery rates and any significant decline in the credit standing of the counterparty. PA SAP is applied in the determination of the Company's Provision for reinsurance.

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16 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Reserves for Losses and Loss Adjustment Expenses
--------------------------------------------------------------------------------
Reserves for case incurred but not reported ("IBNR") and LAE losses are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are reviewed and updated based on available information, and any resulting adjustments are recorded in the current period. Accordingly, newly established reserves for losses and LAE, or subsequent changes, are charged to income as incurred. In the event of loss recoveries through reinsurance agreements, loss and LAE reserves are reported net of reinsurance amounts recoverable for unpaid losses and LAE. Losses and LAE ceded through reinsurance are netted against losses and LAE incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsurance policy based upon the terms of the underlying contract. See Note 5 for further discussion of policies and methodologies for estimating the liabilities and losses.

Workers' compensation reserves are discounted in accordance with NY DFS statutes; see Note 5 for further details.

Salvage and subrogation recoverables are estimated using past experience adjusted for current trends, and any other factors that would modify past experience. Estimated salvage and subrogation recoveries (net of associated expenses) are deducted from the liability for unpaid claims or losses.

Structured Settlements
--------------------------------------------------------------------------------
In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity by the Company, generally from life insurers, to fund future claim obligations. In the event the life insurers providing the annuity do not meet their obligations, the Company would, in certain cases, become liable for the payments of benefits. As of December 31, 2018 there were no incurred losses, there has been no default by any of the participating life insurers and the Company has not reduced its loss reserves for any annuities purchased where it is both the owner and the payee. Management believes that based on the financial strength of the life insurers involved (mostly affiliates) the likelihood of the Company becoming liable, or incurring an incremental loss, is remote.

The estimated loss reserves eliminated by such structured settlement annuities and the unrecorded loss contingencies as of December 31, 2018 and 2017 were $1,328 and $1,321, respectively.

As of December 31, 2018, the Company had annuities with aggregate statement values in excess of one percent of its policyholders' surplus with life insurer affiliates as follows:

                                                                              Licensed in
Life Insurance Company                                      State of Domicile  New York   Statement Value
----------------------                                      ----------------- ----------- ---------------
American General Life Insurance Company of Texas                 Texas            No           $166
American General Life Insurance Company of Delaware             Delaware          No            270
The United State Life Insurance Company in the City of New        New
  York                                                            York            Yes           837

Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three 'levels' based upon the observability of inputs available in the marketplace as discussed below:

    . Level 1: Fair value measurements that are based upon quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The quoted price for such instruments is not subject to adjustment.

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17 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


    . Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, we must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value (See Note 4 for the balance and activity of financial instruments). The valuation methods and assumptions used in estimating the fair values of financial instruments are as follows:

    . The fair values of bonds, mortgage loans, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchanges, brokers or custodians or the NAIC Capital Markets and Investment Analysis Office ("NAIC IAO").

    . The fair value of derivatives is determined using quoted prices in active markets and other market evidence whenever possible, including market-based updates, broker or dealer quotations or alternative pricing sources.

    . The carrying value of all other financial instruments approximates fair value due to the short term nature.

Cash Equivalents and Short Term Investments
--------------------------------------------------------------------------------
Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both; (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase are classified as short-term investments. Short-term investments are carried at amortized cost which approximates fair value.

Bonds (including Loan Backed and Structured Securities)
--------------------------------------------------------------------------------
Bonds include any securities representing a creditor relationship, whereby there is a fixed schedule for one or more future payments such as US government agency securities, municipal securities, corporate and convertible bonds, and fixed income instruments. Loan-backed and structured securities ("LBaSS") include residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"), pass-through securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer.

Bonds and LBaSS with an NAIC IAO designation of "1" or "2" (considered to be investment grade) are carried at amortized cost. Bonds and LBaSS with an NAIC designation of "3", "4", "5", "5*", "6" or "6*" (considered to be non-investment grade) are carried at the lower of amortized cost or fair value. LBaSS fair values are primarily determined using independent pricing services and broker quotes. Bonds and LBaSS that have not been filed and have not received a designation in over a year, from the NAIC IAO, are assigned a 6* designation and carried at zero, with unrealized losses charged to surplus. Bond and LBaSS securities that have been filed and received a 6* designation can carry a value greater than zero. Bond and LBaSS securities are assigned a 5* designation when the following conditions are met: a) the documentation required for a full credit analysis did not exist, b) the issuer/obligor has made all contractual interest and principal payments, and c) an expectation of repayment of interest and principal exists. Amortization of premium or discount on bonds and LBaSS is calculated using the effective yield method.

Additionally, mortgage-backed securities ("MBS") and ABS prepayment assumptions are obtained from an outside vendor or internal estimates. The retrospective adjustment method is used to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

-------------------------------------------------------------------------------
18 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Mortgage Loans
--------------------------------------------------------------------------------
Mortgage loans on real estate are carried at unpaid principal balances, net of unamortized premiums, discounts and impairments. Pre-payments of principal are recorded as a reduction in the mortgage loan balance. If a mortgage loan provides for a prepayment penalty or acceleration fee in the event the loan is liquidated prior to its scheduled termination date, such fees is reported as investment income when received. Interest income includes interest collected, the change in interest income due and accrued, the change in unearned interest income as well as amortization of premiums, discounts, and deferred fees and recorded as earned in investment income in the statement of operations.

Impaired loans are identified by management as loans in which it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The Company accrues income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Non-performing loan interest income that is delinquent more than 90 days is generally recognized on a cash basis.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance amounts are established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Internal credit risk ratings are assigned based on the consideration of risk factors including past due status, debt service coverage, loan-to-value ratio or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and of the major property tenants, economic trends in the market where the property is located, and condition of the property.

Preferred Stocks
--------------------------------------------------------------------------------
Perpetual preferred stocks with an NAIC rating of "P1" or "P2", having characteristics of equity securities are carried at fair value. Redeemable preferred stocks with an NAIC rating of "RP1" or "RP2", which have characteristics of debt securities, are carried at book value. All preferred stocks with an NAIC rating of "3" through "6" are carried at the lower of book or fair value.

Unaffiliated Common Stock Securities
--------------------------------------------------------------------------------
Unaffiliated common stock investments are carried at fair value with changes in fair value recorded as unrealized gains (losses) in Unassigned surplus, or as realized losses in the event a decline in value is determined to be other than temporary. For FHLB capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

Investments in subsidiaries and affiliated companies
--------------------------------------------------------------------------------
Investments in non-publicly traded affiliates are recorded based on the underlying equity of the respective entity's financial statements as presented on a basis consistent with the nature of the affiliates operations (including any nonadmitted amounts). The Company's share of undistributed earnings and losses of affiliates is recorded as unrealized gains (losses) in Unassigned surplus.

Investments in joint ventures, partnerships and limited liability companies
--------------------------------------------------------------------------------
Other invested assets include joint ventures and partnerships and are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus. Additionally, other invested assets include investments in collateralized loans that are recorded at the lower of amortized cost and the fair value of the underlying collateral. Changes in carrying value resulting from adjustments where the fair value is less than amortized cost are recorded as unrealized gains (losses) in Unassigned surplus, while changes resulting from amortization are recorded as Net investment income.

Derivatives
--------------------------------------------------------------------------------
Derivative financial instruments are accounted for at fair value using quoted prices in active markets and other market evidence whenever possible, including market-based inputs to valuation models, broker or dealer quotations or alternative pricing sources, reduced by the amount of collateral held or posted by the Company with respect to the derivative position. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus.

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19 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Net investment income and gain/loss
--------------------------------------------------------------------------------
Investment income is recorded as earned and includes interest, dividends and earnings from subsidiaries, loans and joint ventures. Realized gains or losses on the disposition or impairment of investments are determined on the basis of specific identification.

Investment income due and accrued is assessed for collectability. The Company records a valuation allowance on investment income receivable when it is probable that an amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts receivable over 90 days past due, or 180 days past due for mortgage loans, that do not have a valuation allowance are nonadmitted by the Company.

Evaluating Investments for Other-Than-Temporary Impairment
--------------------------------------------------------------------------------
If a bond is determined to have an OTTI in value the cost basis is written down to fair value as its new cost basis, with the corresponding charge to Net realized capital gains (losses) as a realized loss.

For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the original contractual terms..

For loan-backed and structured securities, an OTTI shall be considered to have occurred if the fair value of a security is below its amortized cost and management intends to sell or does not have the ability and intent to retain the security until recovery of the amortized cost (i.e., intent based impairment). When assessing the intent to sell a security, management evaluates relevant facts and circumstances including, but not limited to, decisions to rebalance the investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

In general, a security is considered a candidate for OTTI evaluation if it meets any of the following criteria:

    . The Company may not realize a full recovery on their investment based on lack of ability or intent to hold a security to recovery;

    .  Fundamental credit risk of the issuer exists; and/or

    . Other qualitative/quantitative factors exist indicating an OTTI has occurred.

When a credit-related OTTI is present, the amount of OTTI recognized as a realized capital loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected regardless of management's ability or intent to hold the security.

Common and preferred stock investments whose fair value is less than their carrying value or is at a significant discount to acquisition value are considered to be potentially impaired. For securities with unrealized losses, an analysis is performed. Factors include:

    . If management intends to sell a security that is in an unrealized loss position then an OTTI loss is considered to have occurred;

    . If the investments are trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time based on facts and circumstances of the investment; or

    . If a discrete credit event occurs resulting in: (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under bankruptcy law or any similar laws intended for court supervised reorganization of insolvent enterprises; or, (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    .  If there are other factors precluding a full recovery of the investment.

Limited partnership investments whose fair value is less than its book value with a significant unrealized loss are considered candidates for OTTI. OTTI factors that are periodically considered include:

    . If an order of liquidation or other fundamental credit issues with the partnership exists;

    . If there is a significant reduction in scheduled cash flow activities between the Company and the partnership or fund during the year;

    . If there is an intent to sell, or the Company may be required to sell, the investment prior to the recovery of cost of the investment; or

    . If other qualitative/quantitative factors indicating an OTTI exist based on facts and circumstances of the investment.

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20 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Equities in Pools & Associations
--------------------------------------------------------------------------------
The Company accounts for its participation in the business pooled via the Association (see Note 6) and its deposit in the Association by recording the Company's share of:

    .  direct and assumed premium as gross premium,

    . underwriting and net investment income results in the Statements of Operations and Changes in Capital and Surplus,

    .  insurance and reinsurance balances in the Statements of Admitted Assets,

    . all other non-insurance assets and liabilities held by the Association, all of which are on its members' behalf, as Equities in Underwriting Pools and Associations in the Statements of Admitted Assets, and

    .  cashflows in the Statements of Cash Flows.

Foreign Currency Translation
--------------------------------------------------------------------------------
Foreign currency denominated assets and liabilities are translated into U.S. dollars using rates of exchange prevailing at the period end date. Revenues, expenses, gains, losses and surplus adjustments, of non-U.S. operations are translated into U.S. dollars based on weighted average exchange rate for the period. All gains or losses due to translation adjustments recorded as unrealized gains (losses) within Unassigned surplus in the Statements of Liabilities, Capital and Surplus. All realized gains and losses due to exchange differences between settlement date and transaction date resulting from foreign currency transactions, not in support of foreign insurance operations, are included in Net realized capital gains (losses) in the Statements of Operations and Changes in Capital and Surplus.

Retirement Plans, Deferred Compensation, Postemployment Benefits and
Compensated Absences and Other Postretirement Benefit Plans
--------------------------------------------------------------------------------
The Company's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans. AIG charges the Company and its insurance company affiliates pursuant to intercompany expense sharing agreements; the expenses are then shared by the pool participants in accordance with the pooling agreement.

In August 2015, AIG amended the defined benefit pension plans, to freeze benefit accruals effective January 1, 2016. Consequently, these plans were closed to new participants and current participants ceased earning additional benefits as of December 31, 2015. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.

AIG sponsors various defined contribution plans that provide for pre-tax salary reduction contributions by its U.S. employees. The most significant plan is the AIG Incentive Savings Plan, to which the Company makes matching contributions of 100 percent of the first six percent of employee contributions, subject to Internal Revenue Service imposed limitations. Effective January 1, 2016, participants began receiving an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the Internal Revenue Service ("IRS")-imposed limitations.

The Company incurred employee related costs related to defined benefit and defined contribution plans during 2018, 2017 and 2016 of $5, $10 and $10, respectively.

Depreciation
--------------------------------------------------------------------------------
Certain assets, principally electronic data processing ("EDP") equipment, software and leasehold improvements are designated as nonadmitted assets and their net book value is deducted from surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding five years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement.

Income Taxes
--------------------------------------------------------------------------------
The Company files a consolidated U.S. federal income tax return with AIG. AIG has more than 300 subsidiaries which form part of this tax return. A complete listing of the participating subsidiaries is included in Note 8.

The Company is allocated U.S. federal income taxes based upon a tax sharing agreement (the "Tax Sharing Agreement") with AIG, effective January 1, 2018, and approved by the Company's Board of Directors. This agreement provides that the Company shall incur tax results that would have been paid or received by such company if it had filed a separate federal income tax return, with limited exceptions.

-------------------------------------------------------------------------------
21 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Additionally, while the agreement described above governs the current and deferred income tax recorded in the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes may at times be different. The terms of this agreement are based on principles consistent with the allocation of income tax expense or benefit on a separate company basis, except that:

    . The sections of the Internal Revenue Code relating to the Base Erosion Anti-abuse Tax ("BEAT") are applied, but only if the AIG consolidated group is subject to BEAT in the Consolidated Tax Liability, and;

    . The impact of Deferred Intercompany Transactions (as defined in Treas. Reg. (S)1.1502-13(b)(1), if the "intercompany items" from such transaction, as defined in Treas. Reg. (S)1.1502-13(b)(2), have not been taken into account pursuant to the "matching rule" of Treas. Reg.
       (S)1.1502-13(c)), are excluded from current taxation, provided however, that the Company records the appropriate deferred tax asset and/or deferred tax liability related to the gain or loss and includes such gain or loss in its separate return tax liability in the subsequent tax year when the deferred tax liability or deferred tax asset becomes current.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses that it may incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes.

Under the Tax Sharing Agreement, income tax liabilities related to uncertain tax positions and tax authority audit adjustments ("TAAAs") shall remain with the Company for which the income tax liabilities relate. Furthermore, if and when such income tax liabilities are realized or determined to no longer be necessary, the responsibility for any additional income tax liabilities, benefits or rights to any refunds due, remains with the Company.

In accordance with Circular Letter 1979-33 issued by the NY DFS, AIG shall establish and maintain an escrow account for amounts where the Company's separate return liability exceeds the AIG consolidated tax liability. As of December 31, 2018, the Company's separate return liability did not exceed the AIG consolidated tax liability and therefore no amounts were maintained in escrow.

Deferred Taxes
--------------------------------------------------------------------------------
The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized ("adjusted gross deferred tax asset"). The evaluation of the recoverability of the deferred tax asset and the need for a valuation allowance requires management to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it would be to support a conclusion that a valuation allowance is not needed.

The Company's framework for assessing the recoverability of deferred tax assets requires it to consider all available evidence, including:

    . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

    . the sustainability of recent operating profitability of the Company's subsidiaries;

    . the predictability of future operating profitability of the character necessary to realize the net deferred tax asset;

    . the carryforward periods for the net operating loss, capital loss and foreign tax credit carryforwards, including the effect of reversing taxable temporary differences; and

    . prudent and feasible actions and tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset.

The adjusted gross deferred tax asset is then assessed for statutory admissibility. The reversing amount eligible for loss carryback or the amount expected to be realized in three years is admissible, subject to the defined surplus limitation. The remaining adjusted gross deferred tax asset can be admitted to the extent of offsetting deferred tax liabilities.

2. Accounting Adjustments to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

A. Change in Accounting Principles
--------------------------------------------------------------------------------

2018 and 2017 Changes
--------------------------------------------------------------------------------

The Company did not adopt any material change in accounting principles in 2018 or 2017.

-------------------------------------------------------------------------------
22 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


2016 Changes
--------------------------------------------------------------------------------
In 2016, the Company adopted the following change in the SSAP:

Going Concern: In June 2015, the Statutory Accounting Principles Working Group adopted changes to SSAP No.1, , Disclosures of Accounting Policies, Risks & Uncertainties, and Other Disclosures ("SSAP 1"), with a December 31, 2016 effective date, requiring management to evaluate whether there are conditions that give rise to substantial doubt over the Company's ability to continue as a going concern within one year from the financial statement issuance date. Conditions that would give rise to substantial doubt ordinarily relate to the Company's ability to meet its obligations as they become due. If substantial doubt arises over the Company's ability to continue as a going concern, the Company shall provide disclosure detailing management's evaluation and the consideration of management's plans to alleviate any substantial doubt. The adoption of this change did not have an effect on the Company's financial condition, results of operations or cash flows.

B. Adjustments to Surplus
--------------------------------------------------------------------------------
During 2018, 2017 and 2016 the Company identified corrections that resulted in after-tax statutory adjustments to beginning capital and surplus of $72, $38 and $66, respectively. In accordance with SSAP No. 3, Accounting Changes and Corrections of Errors ("SSAP 3"), the corrections of errors have been reported in the 2018, 2017 and 2016 statutory financial statements as adjustments to Unassigned surplus. The impact of these corrections would have decreased the 2017 pre-tax income by $10 and decreased the 2016 pre-tax income by $20. Management has concluded that the effects of these errors on the previously issued financial statements were immaterial based on a quantitative and qualitative analysis. The impact to surplus, assets and liabilities as of January 1, 2018, 2017 and 2016 is presented in the following tables:

                                                        Policyholders' Total Admitted
2018 Adjustments                                           Surplus         Assets     Total Liabilities
----------------                                        -------------- -------------- -----------------
Balance at December 31, 2017                                $6,238        $25,638          $19,400
Adjustments to beginning Capital and Surplus:
   Asset corrections                                            56             56               --
   Liability corrections                                         6             --               (6)
   Income tax corrections                                       10             10               --
                                                            ------        -------          -------
       Total adjustments to beginning Capital and
         Surplus                                                72             66               (6)
                                                            ------        -------          -------
Balance at January 1, 2018 as adjusted                      $6,310        $25,704          $19,394
                                                            ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of a) an understatement in the carrying value of an investment impacting 2017 financials; b) deposit accounting not recorded within contract terms.

Liability corrections - The decrease in total liabilities is primarily the result of a) a net decrease in unearned premium reserves on multi-year direct policies; partially offset by b) an increase due to an over-cession of premiums and losses on a specific program.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

-------------------------------------------------------------------------------
23 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                Policyholders' Total Admitted
2017 Adjustments                                                   Surplus         Assets     Total Liabilities
----------------                                                -------------- -------------- -----------------
Balance at December 31, 2016                                        $6,448        $29,684          $23,236
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    27             27               --
   Liability corrections                                                 3             --               (3)
   Income tax corrections                                                8              8               --
                                                                    ------        -------          -------
       Total adjustments to beginning Capital and Surplus               38             35               (3)
                                                                    ------        -------          -------
Balance at January 1, 2017 as adjusted                              $6,486        $29,719          $23,233
                                                                    ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of the recording of real estate step up gains.

Liability corrections - The decrease in total liabilities is primarily the result of a) a decrease due to an over-accrual of insurance taxes, licenses and fees; partially offset by b) an increase resulting from the understatement of losses; c) an increase due to understatement of interest expense on environmental funds held and d) an increase for direct business which was being accounted for as Deposit Accounting in error.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

                                                                Policyholders' Total Admitted
2016 Adjustments                                                   Surplus         Assets     Total Liabilities
----------------                                                -------------- -------------- -----------------
Balance at December 31, 2015                                        $6,641        $26,103          $19,462
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    42             42               --
   Liability corrections                                                (3)            --                3
   Income tax corrections                                               27             27               --
                                                                    ------        -------          -------
       Total adjustments to beginning Capital and Surplus               66             69                3
                                                                    ------        -------          -------
Balance at January 1, 2016 as adjusted                              $6,707        $26,172          $19,465
                                                                    ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of a) an increase due to an overcharge of claims service fees related to an internally developed system; partially offset by b) a decrease due to understatement of the prior year expense allocation; and c) a decrease related to unsupported ceded premiums.

Liability corrections - The increase in total liabilities is primarily the result of a) an increase due to ceded losses reversed without consideration of contract limits; b) an increase due to recording of unsupported ceded reserves; and c) an increase resulting from losses understated on certain client accounts; partially offset by d) a decrease related to an overstatement of profit share between AIG PC Pool companies and AIG Warranty Guard Agency.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

-------------------------------------------------------------------------------
24 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


3. Investments
--------------------------------------------------------------------------------

A. Bond Investments
--------------------------------------------------------------------------------
The reconciliations from carrying value to fair value of the Company's bond investments as of December 31, 2018 and 2017 are outlined in the tables below:

                                                                                        Gross      Gross
                                                                            Carrying  Unrealized Unrealized   Fair
December 31, 2018                                                            Value      Gains      Losses     Value
-----------------                                                           --------- ---------- ---------- ---------
U.S. governments                                                            $      57  $      1    $  --    $      58
All other governments                                                             258         1       (4)         255
States, territories and possessions                                               432        20       (3)         449
Political subdivisions of states, territories and possessions                     382        13       (1)         394
Special revenue and special assessment obligations and all non-guaranteed
  obligations of agencies and authorities and their political subdivisions      2,636        53      (27)       2,662
Industrial and miscellaneous                                                   10,769       461     (113)      11,117
                                                                            ---------  --------    -----    ---------
Total                                                                       $  14,534  $    549    $(148)   $  14,935
                                                                            =========  ========    =====    =========

                                                                                        Gross      Gross
                                                                            Carrying  Unrealized Unrealized   Fair
December 31, 2017                                                            Value      Gains      Losses     Value
-----------------                                                           --------- ---------- ---------- ---------
U.S. governments                                                            $     109  $      2     $ --    $     111
All other governments                                                             207         1       (1)         207
States, territories and possessions                                               664        41       (1)         704
Political subdivisions of states, territories and possessions                     752        36       (1)         787
Special revenue and special assessment obligations and all non-guaranteed
  obligations of agencies and authorities and their political subdivisions      2,944       101      (13)       3,032
Industrial and miscellaneous                                                   10,477       565      (52)      10,990
                                                                            ---------  --------     ----    ---------
Total                                                                       $  15,153  $    746     $(68)   $  15,831
                                                                            =========  ========     ====    =========

The carrying values and fair values of bonds at December 31, 2018, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                           Carrying    Fair
December 31, 2018                                           Value      Value
-----------------                                         ---------- ----------
Due in one year or less                                   $      487 $      487
Due after one year through five years                          2,557      2,567
Due after five years through ten years                         1,882      1,873
Due after ten years                                            1,959      1,986
Structured securities                                          7,693      8,065
                                                          ---------- ----------
Total                                                     $   14,578 $   14,978
                                                          ========== ==========

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25 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Mortgage Loan Investments
--------------------------------------------------------------------------------
The minimum and maximum lending rates for mortgage loans during 2018 were:

                                   Minimum        Maximum
                  Category      Lending Rate % Lending Rate %
                  --------      -------------- --------------
                  Office             4.3%           5.0%
                  Industrial         3.0%           4.5%
                  Multi-Family       2.1%           4.3%
                  Residential        2.9%           5.2%

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 95 percent. The Company's mortgage loan portfolio is current as to payments of principal and interest, for both periods presented. There were no significant amounts of nonperforming mortgages (defined as those loans where payment of contractual principal or interest is more than 90 days past due) during any of the periods presented. The Company did not have any advanced amounts for taxes or assessments. The following table details an analysis of mortgage loans as of December 31, 2018 and 2017:

                                   Residential            Commercial
                                ----------------- ---------------------------
                           Farm Insured All Other Insured All Other Mezzanine Total
                           ---- ------- --------- ------- --------- --------- ------
2018
   Recorded Investment
   Current                 $--    $--     $486      $--    $2,191      $--    $2,677
   30 - 59 days past due    --     --        2       --        --       --         2
                           ---    ---     ----      ---    ------      ---    ------
   Total                   $--    $--     $488      $--    $2,191      $--    $2,679
                           ---    ---     ----      ---    ------      ---    ------
2017
   Recorded Investment
   Current                 $--    $--     $339      $--    $1,727      $--    $2,066
   30 - 59 days past due    --     --        1       --        --       --         1
                           ---    ---     ----      ---    ------      ---    ------
Total                      $--    $--     $340      $--    $1,727      $--    $2,067
                           ===    ===     ====      ===    ======      ===    ======

C. Loan-Backed and Structured Securities
--------------------------------------------------------------------------------

The Company did not record any non-credit OTTI losses during 2018 and 2017 for LBaSS.

As of December 31, 2018 and 2017, the Company held LBaSS for which it recognized $43 and $19 respectively of credit-related OTTI based on the present value of projected cash flows being less than the amortized cost of the securities.

The following table shows the aggregate unrealized losses and related fair value relating to those securities for which an OTTI has not been recognized as of the reporting date and the length of time that the securities have been in a continuous unrealized loss position:

Years Ended December 31,                                              2018      2017
------------------------                                            --------  --------
Aggregate unrealized losses:
   Less than 12 Months                                              $     36  $     28
   12 Months or longer                                              $     41  $      5
Aggregate related fair value of securities with unrealized losses:
   Less than 12 Months                                              $  1,723  $  2,178
   12 Months or longer                                              $  1,376  $    215

The Company held structured notes as of December 31, 2018 and 2017 with a total carrying value of $140 and $128, respectively. There were no structured notes held as of December 31, 2018 and 2017 which were considered mortgage-referenced securities.

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26 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Unrealized losses
--------------------------------------------------------------------------------
The fair value of the Company's bonds and stocks that had gross unrealized losses (where fair value is less than amortized cost) as of December 31, 2018 and 2017 are set forth in the tables below:

December 31, 2018                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $   13     $  --      $   22     $  --      $   35     $  --
All other governments                     67        (3)        124        (4)        191        (7)
States, territories and possessions       51        (3)         44        (1)         95        (4)
Political subdivisions of states,
  territories and possessions             49        (1)         52        (1)        101        (2)
Special revenue and special
  assessment obligations and all
  non-guaranteed obligations of
  agencies and authorities and
  their political subdivisions           264        (3)        723       (24)        987       (27)
Industrial and miscellaneous           3,360       (99)      1,825       (67)      5,185      (166)
                                      ------     -----      ------     -----      ------     -----
Total bonds                           $3,804     $(109)     $2,790     $ (97)     $6,594     $(206)
                                      ------     -----      ------     -----      ------     -----
Affiliated                                --        --          10        (5)         10        (5)
Non-affiliated                             9        (1)         --        --           9        (1)
                                      ------     -----      ------     -----      ------     -----
Total common stocks                   $    9     $  (1)     $   10     $  (5)     $   19     $  (6)
                                      ------     -----      ------     -----      ------     -----
Total bonds and stocks                $3,813     $(110)     $2,800     $(102)     $6,613     $(212)
                                      ======     =====      ======     =====      ======     =====

December 31, 2017                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $    8      $ --       $ --       $ --      $    8     $  --
All other governments                    138        (3)        23         (1)        161        (4)
States, territories and possessions       49        (1)         6         --          55        (1)
Political subdivisions of states,
  territories and possessions             35        --         35         (1)         70        (1)
Special revenue and special
  assessment obligations and all
  non-guaranteed obligations of
  agencies and authorities and
  their political subdivisions           541       (12)       100         (1)        641       (13)
Industrial and miscellaneous           2,674       (46)       625        (16)      3,299       (62)
                                      ------      ----       ----       ----      ------     -----
Total bonds                           $3,445      $(62)      $789       $(19)     $4,234     $ (81)
                                      ------      ----       ----       ----      ------     -----
Affiliated                                --        --        128        (49)        128       (49)
Non-affiliated                             5        --         --         --           5        --
                                      ------      ----       ----       ----      ------     -----
Total common stocks                   $    5      $ --       $128       $(49)     $  133     $ (49)
                                      ------      ----       ----       ----      ------     -----
Total bonds and stocks                $3,450      $(62)      $917       $(68)     $4,367     $(130)
                                      ======      ====       ====       ====      ======     =====

E. Realized Gains Losses
--------------------------------------------------------------------------------

Proceeds from sales and associated gross realized gains (losses) for the years ended December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31         2018               2017               2016
-----------------------  ------------------ ------------------ ------------------
                                   Equity             Equity             Equity
                          Bonds  Securities  Bonds  Securities  Bonds  Securities
                         ------  ---------- ------  ---------- ------  ----------
Proceeds from sales      $1,924     $339    $5,648     $59     $3,895     $34
Gross realized gains         14       21        79       5         83      12
Gross realized losses       (27)      --       (69)     --        (48)     --

-------------------------------------------------------------------------------
27 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


F. Derivative Financial Instruments
--------------------------------------------------------------------------------
The Company holds currency as well as interest rate derivative financial instruments in the form of currency swaps, interest rate swaps, and currency forwards and futures to manage risk from currency exchange rate fluctuations, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. While not accounted for under hedge accounting, the currency derivatives are economic hedges of the Company's exposure to fluctuations in the value of receipts on certain investments held by the Company denominated in foreign currencies (primarily GBP and EUR), or of the Company's exposure to fluctuations in recorded amounts of loss reserves denominated in foreign currencies (primarily JPY). Additionally, interest rate derivatives were entered into to manage risk from fluctuating interest rates in the market, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. The interest rate derivatives are cash flow hedges of the Company's exposure to fluctuations in LIBOR/EURIBOR rates on investments in collateralized loan obligations.

Market Risk

The Company is exposed under these types of contracts to fluctuations in value of the swaps and forwards and variability of cash flows due to changes in interest rates and exchange rates.

Credit Risk

The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements

The Company is subject to collateral requirements on its currency and interest rate derivative contracts. Additionally, the Company is required to make currency exchanges on fixed dates and fixed amounts or fixed exchange rates, or make a payment in the amount of foreign currency physically received on certain foreign denominated investments. For interest rate swaps, the Company is required to make payments based on a floating rate (LIBOR/EURIBOR) on a fixed payment date.

The currency and interest rate derivatives do not qualify for hedge accounting. As a result, the Company's currency and interest rate contracts are accounted for at fair value and the changes in fair value are recorded as unrealized gains (losses) in Unassigned surplus within the Statements of Operations and Changes in Capital and Surplus until the contract expires, paid down or is redeemed early. In the event a contract is fully redeemed before its expiration, the related unrealized amounts will be recognized in the Net realized capital gains (losses). Furthermore, if the contract has periodic payments or fully matures, any related unrealized amounts are recognized in net investment income.

The Company did not apply hedge accounting to any of its derivatives for any period in these financial statements. The following tables summarize the outstanding notional amounts, the fair values and the realized and unrealized gains or losses of the derivative financial instruments held by the Company for the years ended December 31, 2018 and 2017.

                                   December 31, 2018         Year ended December 31, 2018
                               -------------------------- ----------------------------------
Derivative Financial             Outstanding              Realized capital Unrealized capital
Instrument                     Notional Amount Fair Value gains/ (losses)   gains / (losses)
--------------------           --------------- ---------- ---------------- ------------------
Swaps                              $1,334         $ 5           $(2)              $25
Forwards                               --          --            --                (1)
                                   ------         ---           ---               ---
Total                              $1,334         $ 5           $(2)              $24
                                   ======         ===           ===               ===

                                   December 31, 2017         Year ended December 31, 2017
                               -------------------------  ----------------------------------
Derivative Financial             Outstanding              Realized Capital Unrealized capital
Instrument                     Notional Amount Fair Value  gains/(losses)    gains / losses
--------------------           --------------- ---------- ---------------- ------------------
Swaps                               $583          $(15)         $(9)              $(44)
Forwards                             250             1            1                  4
                                    ----          ----          ---               ----
Total                               $833          $(14)         $(8)              $(40)
                                    ====          ====          ===               ====

-------------------------------------------------------------------------------
28 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


G. Other Invested Assets
--------------------------------------------------------------------------------
During 2018, 2017 and 2016, the Company recorded OTTI losses on investments in joint ventures and partnerships of $91, $81, and $66, respectively.

H. Investment Income
--------------------------------------------------------------------------------
The Company had $0 and $1 accrued investment income receivables over 90 days past due as of December 31, 2018 and 2017, respectively. Investment expenses of $36, $42 and $33 were included in Net investment income earned for the years ended December 31, 2018, 2017 and 2016, respectively.

I. Restricted Assets
--------------------------------------------------------------------------------
The Company had securities deposited with regulatory authorities, as required by law, with a carrying value of $1,676 and $1,645 as of December 31, 2018 and 2017, respectively.

4. Fair Value of Financial Instruments
--------------------------------------------------------------------------------
The following tables present information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement as of December 31, 2018 and 2017:

December 31, 2018                              Level 1 Level 2 Level 3  Total
-----------------                              ------- ------- ------- -------
Bonds                                          $   --  $  578  $   96  $   674
Common stocks                                     111      --      25      136
Mutual funds                                        2      --      --        2
Derivative assets                                  --      22      --       22
Derivative liabilities                             --     (17)     --      (17)
                                               ------  ------  ------  -------
Total                                          $  113  $  583  $  121  $   817
                                               ======  ======  ======  =======

December 31, 2017                             Level 1 Level 2  Level 3  Total
-----------------                             ------- -------  ------- -------
Bonds                                         $   --  $   245  $   65  $   310
Common stocks                                    136      276      22      434
Mutual funds                                       1        2      --        3
Derivative assets                                 --        6      --        6
Derivative liabilities                            --      (20)     --      (20)
                                              ------  -------  ------  -------
Total                                         $  137  $   509  $   87  $   733
                                              ======  =======  ======  =======

There were no assets carried at fair value that were transferred between Level 1 and Level 2 during 2018. During the year ended December 31, 2017, $2 of common stocks transferred from Level 1 to Level 2 as an alternative method was utilized to determine fair value as active market price was not readily accessible.

-------------------------------------------------------------------------------
29 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


A. Fair Value Measurements in Level 3 of the Fair Value Hierarchy
--------------------------------------------------------------------------------
The following tables show the balance and activity of financial instruments classified as level 3 in the fair value hierarchy for the years ended
December 31, 2018 and 2017.

                                                       Total Realized
                                                       Gains (Losses)                 Purchases,
               Beginning                                included in     Unrealized      Sales,
               Balance at                                   Net       Gains (Losses)  Issuances,   Balance at
               January 1, Transfers into Transfers out   Investment    Included in   Settlements, December 31,
                  2018       Level 3      of Level 3       Income        Surplus         Net          2018
               ---------- -------------- ------------- -------------- -------------- ------------ ------------
Bonds             $65          $98           $(141)         $(13)          $(2)          $ 89         $ 96
Common stocks      22            1             (26)           15            (2)            15           25
                  ---          ---           -----          ----           ---           ----         ----
Total             $87          $99           $(167)         $  2           $(4)          $104         $121
                  ===          ===           =====          ====           ===           ====         ====

                                                       Total Realized
                                                       Gains (Losses)                 Purchases,
               Beginning                                included in     Unrealized      Sales,
               Balance at                                   Net       Gains (Losses)  Issuances,   Balance at
               January 1, Transfers into Transfers out   Investment    Included in   Settlements, December 31,
                  2017       Level 3      of Level 3       Income        Surplus         Net          2017
               ---------- -------------- ------------- -------------- -------------- ------------ ------------
Bonds             $66          $16           $(85)          $(1)           $--           $69          $65
Common Stocks      21           --             --             5             --            (4)          22
                  ---          ---           ----           ---            ---           ---          ---
Total             $87          $16           $(85)          $ 4            $--           $65          $87
                  ===          ===           ====           ===            ===           ===          ===

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of Level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level 3 instruments, and includes only those instruments for which information about the inputs is reasonably available to the Company, such as data from independent third-party valuation service providers and from internal valuation models. Because input information from third-parties with respect to certain Level 3 instruments may not be reasonably available to the Company, balances shown below may not equal total amounts reported for such Level 3 assets.

         Fair Value at December 31, 2018 Valuation Technique  Unobservable Input Range (Weighted Average)
         ------------------------------- -------------------- ------------------ ------------------------
Assets:
Bonds                  $31               Discounted cash flow       Yield         3.94% - 5.75% (4.85%)

-------------------------------------------------------------------------------
30 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Fair Value of all Financial Instruments
--------------------------------------------------------------------------------
The table below details the fair value of all financial instruments except for those accounted for under the equity method as of December 31, 2018 and 2017:

                                                                                               Not
                                             Aggregate  Admitted                           Practicable
December 31, 2018                            Fair Value  Assets  Level 1 Level 2  Level 3 (Carry Value)
-----------------                            ---------- -------- ------- -------  ------- -------------
Bonds                                         $14,935   $14,534   $ --   $10,809  $4,126       $--
Cash equivalents and short term investments       191       191    134        57      --        --
Common stock                                      145       145    111         9      25        --
Derivative assets                                  22        22     --        22      --        --
Derivative liabilities                            (17)      (17)    --       (17)     --        --
Mortgage loans                                  2,673     2,679     --        --   2,673        --
Mutual funds                                        2         2      2        --      --        --
Preferred stock                                    50        49     --        50      --        --
                                              -------   -------   ----   -------  ------       ---
Total                                         $18,001   $17,605   $247   $10,930  $6,824       $--
                                              =======   =======   ====   =======  ======       ===

                                                                                               Not
                                             Aggregate  Admitted                           Practicable
December 31, 2017                            Fair Value  Assets  Level 1 Level 2  Level 3 (Carry Value)
-----------------                            ---------- -------- ------- -------  ------- -------------
Bonds                                         $15,831   $15,153   $ --   $11,434  $4,397       $--
Cash equivalents and short term investments       138       138    138        --      --        --
Common stock                                      445       445    136       288      21        --
Derivative assets                                   6         6     --         6      --        --
Derivative liabilities                            (20)      (20)    --       (20)     --        --
Mortgage loans                                  2,079     2,067     --        --   2,079        --
Mutual funds                                        3         3      1         2      --        --
Preferred stock                                    50        49     --        50      --        --
                                              -------   -------   ----   -------  ------       ---
Total                                         $18,532   $17,841   $275   $11,760  $6,497       $--
                                              =======   =======   ====   =======  ======       ===

5. Reserves for Losses and Loss Adjustment Expenses
--------------------------------------------------------------------------------
A roll forward of the Company's net reserves for losses and LAE as of December 31, 2018, 2017 and 2016, is set forth in the table below:

December 31,                                                   2018     2017     2016
------------                                                 -------  -------  -------
Reserves for losses and LAE, end of prior year               $12,115  $12,210  $13,171
                                                             -------  -------  -------
Incurred losses and LAE related to:
   Current accident year                                       4,000    4,700    4,377
   Prior accident year                                           260      277    1,102
                                                             -------  -------  -------
   Total incurred losses and LAE                             $ 4,260  $ 4,977  $ 5,479
                                                             -------  -------  -------
Paid losses and LAE related to:
   Current accident year                                      (1,182)  (1,140)  (1,123)
   Prior accident year                                        (4,258)  (3,932)  (5,317)
                                                             -------  -------  -------
   Total paid losses and LAE                                  (5,440)  (5,072)  (6,440)
                                                             -------  -------  -------
Reserves for losses and LAE, end of current year             $10,935  $12,115  $12,210
                                                             =======  =======  =======

During 2018, after applying the impact of the ADC, the Company reported net unfavorable prior year development on loss and LAE reserves of approximately $260, which includes a decrease in loss reserve discount on prior accident years of $24. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior year loss reserve development of $491.

-------------------------------------------------------------------------------
31 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The 2018 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty, driven by the combination of construction defect and construction wrap claims from accident years 2015 and prior where the Company reacted to significant increases in severity and longer claim reporting patterns, as well as higher than expected loss severity in accident years 2016 and 2017, which led to an increase in estimates for these accident years;

    . Unfavorable prior year development in financial lines, primarily from directors & officers (D&O) and employment practices liability (EPLI) policies covering corporate and national insureds as well as private and not-for-profit insureds. This development was predominantly in accident years 2014-2017 and resulted largely from increases in severity as the frequency of class action lawsuits increased in those years; and

    . Unfavorable prior year development in personal lines reflecting an increase in estimates in respect of the California Wildfires and Hurricane Irma.

During 2017, after applying the impact of the ADC, the Company reported net unfavorable prior year development on loss and LAE reserves of approximately $277, which includes a decrease in loss reserve discount on prior accident years of $45. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior loss reserve development of $452.

The 2017 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty and primarily general liability products within Other Liability - Occurrence line of business, driven primarily by increases in underlying severity and greater than expected loss experience in accident year 2016 as well as increased development from claims related to construction defects and construction wrap business (largely from accident years 2006 and prior);

    . Unfavorable prior year development in excess casualty and directors and officers ("D&O") within Other Liability - Claims-Made line of business, covering privately owned and not-for-profit insureds. The D&O development was predominantly in accident year 2016 and resulted largely from increases in bankruptcy-related claims and fiduciary liability claims for large educational institutions; and

    . Unfavorable prior year development primarily driven by commercial auto business in the program business unit. A significant portion of this development came from accident year 2016 with much of it related to programs that have been terminated over the past year.

During 2016, the Company reported adverse loss and LAE net reserve development of $1,102 which includes a loss reserve discount of $152 due to accretion. The adverse development is comprised mainly of development on the Primary Workers Compensation class of business of $669, the Primary General Liability class of business of $270, the Excess Casualty class of business of $268, the Medical Malpractice class of business of $152, the Primary Commercial Auto class of business of $123, and the Programs class of business of $131. In addition, favorable prior year loss development on retrospectively rated policies was $12 as of December 31, 2016, which was offset by additional return premiums. Original estimates are adjusted as additional information becomes known regarding individual claims. As a result of the ADC, there was $514 of prior year development (net of discount) ceded to NICO. Refer to Note 1 for further details regarding this transaction.

The Company's reserves for losses and LAE have been reduced for anticipated salvage and subrogation of $249, $252 and $242 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company paid $9, $32 and $36 in the reporting period to settle 204, 233 and 54 claims related to extra contractual obligations or bad faith claims stemming from lawsuits for the years ended December 31, 2018, 2017 and 2016, respectively.

A. Asbestos/Environmental Reserves
--------------------------------------------------------------------------------
The Company has indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1986 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held.
This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

-------------------------------------------------------------------------------
32 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The Company has exposure to asbestos and/or environmental losses and LAE costs arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

                                                Asbestos Losses          Environmental Losses
                                           -------------------------  -------------------------
December 31,                                 2018     2017     2016     2018     2017     2016
------------                               -------  -------  -------  -------  -------  -------
   Direct
Loss and LAE reserves, beginning of year   $   797  $   838  $   819  $   215  $   255  $   149
Impact of pooling restructure transaction       --       --      137       --       --       25
Incurred losses and LAE                        (17)       2       37       97        1       91
Calendar year paid losses and LAE              (53)     (43)    (155)     (27)     (41)     (10)
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $   727  $   797  $   838  $   285  $   215  $   255
                                           -------  -------  -------  -------  -------  -------
   Assumed reinsurance
Loss and LAE reserves, beginning of year   $   258  $   249  $   264  $    19  $    15  $    14
Impact of pooling restructure transaction       --       --       43       --       --        2
Incurred losses and LAE                         76       27        1       (1)       6       (1)
Calendar year paid losses and LAE              (18)     (18)     (59)      (1)      (2)      --
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $   316  $   258  $   249  $    17  $    19  $    15
                                           -------  -------  -------  -------  -------  -------
   Net of reinsurance
Loss and LAE reserves, beginning of year   $     1  $     1  $     9  $    --  $    --  $    --
Impact of pooling restructure transaction       --       --        2       --       --       --
Incurred losses and LAE                         --       --       --       --       --       --
Calendar year paid losses and LAE               --       --      (10)      --       --       --
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $     1  $     1  $     1  $    --  $    --  $    --
                                           =======  =======  =======  =======  =======  =======

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

Included in the above table are loss and LAE - IBNR and bulk reserves arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

Asbestos                                            Loss Reserves LAE Reserves
December 31,                                         2018   2017   2018   2017
------------                                        ------ ------ ------ ------
Direct basis:                                       $  350 $  406 $   39 $   45
Assumed reinsurance basis:                             125     78     14      9
Net of ceded reinsurance basis:                         --     --     --     --

Environmental                                       Loss Reserves LAE Reserves
December 31,                                         2018   2017   2018   2017
------------                                        ------ ------ ------ ------
Direct basis:                                       $  112 $   68 $   48 $   29
Assumed reinsurance basis:                               5      3      2      1
Net of ceded reinsurance basis:                         --     --     --     --

B. Loss Portfolio Transfer
--------------------------------------------------------------------------------

On February 12, 2018, the Company and certain AIG affiliated insurers (collectively, the "Reinsureds" (as cedants), each of which is a member of the Combined Pool) commuted certain loss portfolio reinsurance agreements with Eaglestone (as reinsurer). The commuted reinsurance agreements with Eaglestone related to environmental impairment liability and related exposures, pre-1986 environmental, public entity, occupational accident exposures, miscellaneous run-off general liability and workers' compensation exposures, and selected physicians and surgeons professional liability policies. The commutation settlement was equal to the statutory balances as of the January 1, 2017 effective date.

-------------------------------------------------------------------------------
33 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


On the same date, the Reinsureds (as cedants), Eaglestone (as original reinsurer), and Fortitude Re (as replacement reinsurer), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda, entered into a novation agreement whereby obligations of excess workers' compensation business previously ceded by the Reinsureds to Eaglestone were transferred to Fortitude Re. The novation consideration was equal to the total statutory reserves ceded to Eaglestone as of the January 1, 2017 effective date.

Further, and also on the same date, a book of assumed reinsurance business of the Reinsureds, which was previously embedded in one of the LPTs that was commuted, was ceded back to Eaglestone as a separate LPT ("Re-ceded Portfolio") on a fund transferred basis with settlement equal to the statutory balances as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds.

Finally, the Reinsureds (as cedants) ceded substantially all commuted business as detailed above through various LPT reinsurance agreements to Fortitude Re (as replacement reinsurer). Additionally, at the same time, the Reinsureds also ceded to Fortitude Re additional business related to certain excess workers' compensation (accident years 2011 and 2012), certain pollution legal liability, buffer trucking, some healthcare primary and excess product coverages businesses. The consideration for the above reinsurance agreements is equal to the statutory book value of the ceded liabilities as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds. The consideration was settled on a funds withheld basis. Interest on the funds withheld is determined by the total return of a certain earmarked portfolio of assets owned by the Reinsureds.

The recording of these transactions by the Reinsureds in the first quarter of 2018 required the reversal of interest expense on funds held due to Eaglestone on the commuted portfolios and the recognition of interest expense due to Fortitude Re on the commuted portfolios and the new cessions, in order to record the effect of the transaction as of the stated effective date of January 1, 2017.

A reconciliation of change in reserves and corresponding consideration (paid) received for the above transactions between Eaglestone, Fortitude Re and the Reinsureds for the effective date of January 1, 2017 are shown below:

                                                                 LPTs
                                                             (Previously
                                                               commuted
                                                             business and
                                                              2016 Exit   Re-ceded
Company                                 Novation Commutation  Portfolio)  Portfolio  Total
-------                                 -------- ----------- ------------ --------- -------
Reserves
--------
Eaglestone Reinsurance Company          $(1,577)   $(2,895)    $    --      $ 41    $(4,431)
Fortitude Reinsurance Company             1,577         --       4,013        --      5,590
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                         --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company           --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company               --        869      (1,203)      (13)      (347)
Total Combined Pool                          --      2,895      (4,013)      (41)    (1,159)

Consideration (Paid) Received as Funds
Held, Cash and Securities
--------------------------------------
Eaglestone Reinsurance Company           (1,734)    (2,895)         --        41     (4,588)
Fortitude Reinsurance Company             1,734         --       4,013        --      5,747
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                         --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company           --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company               --        869      (1,203)      (13)      (347)
Total Combined Pool                          --      2,895      (4,013)      (41)    (1,159)

-------------------------------------------------------------------------------
34 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The below table presents the reserves as of December 31, 2017 that were transferred during 2018 between Eaglestone, Fortitude Re and the Reinsureds for the above transactions:

                                                                       LPTs
                                                                   (Previously
                                                                     commuted
                                                                   business and
                                                                    2016 Exit   Re-ceded  Total Change in
Company                                       Novation Commutation  Portfolio)  Portfolio    Reserves
-------                                       -------- ----------- ------------ --------- ---------------
Eaglestone Reinsurance Company                $(1,477)   $(2,567)    $    --      $ 32        $(4,012)
Fortitude Reinsurance Company                   1,477         --       3,442        --          4,919
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                               --        898      (1,205)      (11)          (318)
   American Home Assurance Company                 --        898      (1,205)      (11)          (318)
   Lexington Insurance Company                     --        771      (1,032)      (10)          (271)
Total Combined Pool                                --      2,567      (3,442)      (32)          (907)

C. Discounting of Liabilities for Unpaid Losses or Unpaid Loss Adjustment
   Expenses
--------------------------------------------------------------------------------
The Company discounts its workers' compensation (both tabular and non-tabular) reserves.

The calculation of the Company's tabular discount is based upon the mortality table used in the 2007 US Decennial Life Table, and applying a 3.5 percent interest rate. Only case basis reserves are subject to tabular discounting. The December 31, 2018 and 2017 liabilities include $569 and $781 of such discounted reserves, respectively.

Tabular Reserve Discount
--------------------------------------------------------------------------------
The table below presents the amount of tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016.

Lines of Business                                         2018     2017     2016
-----------------                                       -------- -------- --------
Workers' Compensation
   Case Reserves                                        $    135 $    134 $     96

As of December 31, 2018 and 2017, the tabular case reserve discount is presented net of the ceded discount related to the ADC of $184 and $162, respectively.

Non-Tabular Discount
--------------------------------------------------------------------------------
The Company's non-tabular workers' compensation case reserves are discounted using the Company's own payout pattern and a 5 percent interest rate, as prescribed by NY SAP. The table below presents the amount of non-tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016.

Lines of Business                                         2018        2017     2016
-----------------                                       --------    -------- --------
Workers' Compensation
   Case Reserves                                        $     73    $     86 $    159

As of December 31, 2018 and 2017, the non-tabular case reserve discount is presented net of the ceded discount related to the ADC of $193 and $187, respectively.

-------------------------------------------------------------------------------
35 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


6. Related Party Transactions
--------------------------------------------------------------------------------

A. Combined Pooling Agreement
--------------------------------------------------------------------------------
2017 Pooling Restructure Transaction

In 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during March 2017. The change in the Combined Pooling Agreement had no effect on the Company's reported assets, liabilities, surplus, operations or cash flow, as the Company's participation in the pool remained the same.

2016 Pooling Restructure Transaction

In 2016, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during February 2016. C&I distributed to AIG PC US, its parent, an amount of $700, of which $158 was an extraordinary dividend and $542 was a return of capital. Subsequently, AIG PC US made a contribution to American Home in the amount of $700.

The following table shows the changes in assets, liabilities and surplus as a result of the 2016 Pooling Restructure Transaction:

                                                                       Amount
                                                                       ------
  Assets:
     Agents' balances or uncollected premiums                          $  286
     Amounts recoverable from reinsurers                                   51
     Funds held by or deposited with reinsured companies                   31
     Other insurance assets                                                37
                                                                       ------
         Total Assets                                                     405
                                                                       ------
  Liabilities
     Unearned premium reserves (net)                                      521
     Reinsurance payable on paid losses and loss adjustment expenses       34
     Reserves for losses and loss adjustment expenses (net)             2,265
     Funds held by company under reinsurance treaties                     227
     Ceded reinsurance premiums payable                                    47
     Other insurance liabilities                                          140
                                                                       ------
         Total Liabilities                                             $3,234
                                                                       ------
  Statements of Operations and Changes in Surplus
     Net premiums written                                              $  521
     Change in unearned premium reserves                                 (521)
                                                                       ------
     Premiums earned                                                       --
                                                                       ------
     Other underwriting expenses incurred                                  82
                                                                       ------
     Net loss                                                             (82)
                                                                       ------
     Total change in Surplus                                              (82)
                                                                       ------
  Net Impact                                                           $2,747
                                                                       ------
  Consideration received
     Securities received                                               $   18
     Cash received                                                      2,729
                                                                       ------
  Consideration Received                                               $2,747
                                                                       ======

Other underwriting expenses incurred represent the net expense allowance impact to the Company pursuant to the Combined Pooling Agreement.

-------------------------------------------------------------------------------
36 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The Company received a permitted practice from the domiciliary state that resulted in the reporting of consideration for the transfer of undiscounted loss reserves as paid (or negative paid) losses within losses incurred, rather than presenting such amounts within premiums written and earned. This permitted practice only relates to the inception of the pooling arrangement. As a result, the consideration paid relating to unearned premium is reflected as negative premiums written, as offset by the change in unearned premium, and the consideration relating to the transfer of undiscounted loss reserves and loss adjustment expenses was recorded as negative paid losses, as offset by the change in net losses incurred. This permitted practice had no effect upon net income or surplus for the period.

Statutory accounting principles allow for prospective accounting treatment for modifications to existing intercompany pooling agreements that do not result in a gain in surplus to the insurance group or to impacted companies. Transfer of both assets and the liabilities valued at statutory book value ensures that there is no impact to surplus as a result of implementing a modification to an existing pooling arrangement. Under the terms of the Combined Pooling agreement, which was approved by the individual company's Insurance Department state of domicile, all assets and liabilities were transferred at statutory book value, gross of admissibility, recoverability allowances, provisions and discount amounts. Due to the adjustment for these amounts, there were impacts to the individual companies' net income and surplus amounts, mainly due to the prescribed or permitted practices of the individual company's Insurance Department state of domicile in comparison to other states of domicile. Specifically, changes in discount resulting from the net reduction in workers' compensation reserves retained following the reduction in the Company's pooling participation were reflected as a charge to income based on the state prescribed discount rates. In addition, the Companies were compensated for any previous acquisition costs associated with unearned premium reserves that were subject to transfer, as well as certain expense reallocations that had no effect to the Combined Pool. As a result of the transaction, the Company recorded an increase/(decrease) in its Assets, Liabilities, Surplus and Net Income subsequent to the changes associated with the net consideration received (described above), yet inclusive of the change in discount, acquisition costs and expense reallocation adjustments as follows:

                                    Net Admitted                      Net
    Line Description                   Assets    Liabilities Surplus Income
    ----------------                ------------ ----------- ------- ------
    Change in nonadmitted assets        $--          $--      $(21)   $ --
    Workers' compensation discount       --           --        83      83
    Other allocations                    --           --       (20)    (14)
                                        ---          ---      ----    ----
    Total                               $--          $--      $ 42    $ 69
                                        ===          ===      ====    ====

B. American International Overseas Association
--------------------------------------------------------------------------------
AIG formed the Association, a Bermuda exempted limited partnership, in 1976, as the pooling mechanism for AIG's international general insurance operations. At the time of forming the Association, the member companies entered into a reinsurance agreement to govern the business pooled in the Association. The current participation percentages for the Association Pool member companies are set forth in the table below.

                                                   NAIC Co. Participation
      Member Company                                 Code      Percent
      --------------                               -------- -------------
      Combined Pool Member companies, as follows:
         National Union                             19445        78%
         New Hampshire                              23841        12%
         American Home                              19380        10%

The Company's participation in the Association is pooled among all Pool members in proportion to their participation in the Combined Pool.

-------------------------------------------------------------------------------
37 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


C. Significant Transactions
--------------------------------------------------------------------------------
The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2018, 2017 and 2016 between the Company and affiliated companies in which the value exceeded one-half of one percent of the Company's admitted assets as of December 31, 2018, 2017 and 2016:

                                                                                  2018
                                                            -------------------------------------------------
                                                             Assets Received by      Assets Transferred by
                                                                 the Company              the Company
                                                            --------------------- ---------------------------
Date of                                                     Statement
Transaction  Explanation of Transaction  Name of Affiliate    Value   Description Statement Value Description
-----------  --------------------------  -----------------  --------- ----------- --------------- -----------
 12/31/18      Capital Contribution        (a)AIG PC US       $150    Receivables       --            --
                                                              ----    -----------       --            --
(a) Refer to Note 11 and 12 for more details.

                                                                                          2017
                                                                    -------------------------------------------------
                                                                    Assets Received by the  Assets Transferred by the
                                                                           Company                   Company
                                                                    ---------------------  ---------------------------
Date of                                                             Statement
Transaction      Explanation of Transaction      Name of Affiliate    Value    Description Statement Value Description
-----------  ----------------------------------  -----------------  ---------  ----------- --------------- -----------
 01/19/17    Purchase of securities                 AIG, Inc.         $264     Securities       $264             Cash
 10/31/17    Purchase and sale of securities        Lexington          343     Securities        359       Securities
 10/31/17    Purchase of securities                 Lexington           16        Cash            --               --
 10/31/17    Purchase and sale of securities        National           499     Securities        507       Securities
                                                    Union
 10/31/17    Purchase of securities                 National             9        Cash            --               --
                                                    Union

                                                                                            2016
                                                                    -----------------------------------------------------
                                                                       Assets Received by        Assets Transferred by
                                                                           the Company                the Company
                                                                    ------------------------- ---------------------------
Date of                                                             Statement
Transaction      Explanation of Transaction      Name of Affiliate    Value     Description   Statement Value Description
-----------  ----------------------------------- -----------------  --------- --------------- --------------- -----------
 01/25/16    Receivable for Capital Contribution   (a)AIG PC US       $650         Securities      $ --               --
 02/29/16    Capital Contribution                  AIG PC US           700         Securities        --               --
 06/30/16    Dividend                              AIG PC US            --                 --       300       Securities
 09/30/16    Dividend                              AIG PC US            --                 --       300       Securities
 Various     Sale of Securities                    The Variable        310                 --       310             Cash
                                                   Annuity Life
                                                   Insurance
                                                   Company
 Various     Purchase of Securities                American            187    Securities/Cash       187       Securities
                                                   General Life
                                                   Insurance
                                                   Company

(a)Refer to Note 11 for more details.

AIG Global Real Estate Investment Corp. ("AIGGRE") Restructure

In 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIGGRE (including its investment management affiliates), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018.

In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $276 (representing an approximately 23% equity interest therein), and contributed the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $209) and received a cash payment from the fund of approximately $24.

-------------------------------------------------------------------------------
38 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $621 (representing approximately 23% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $702) and received a cash payment from the fund of approximately $224.

Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $52 (representing an approximately 8% equity interest therein), and contributed cash to the fund (approximately $34).

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I, after certain additional capital was called, was approximately $91, $134, and $24, respectively.

As of December 31, 2018 the Company's balance in the U.S. Fund I, U.S. Fund II and Europe Fund I was $101, $342, and $27, respectively.

D. Amounts Due to or from Related Parties
--------------------------------------------------------------------------------

At December 31, 2018 and 2017, the Company reported the following receivables/payables balances from/to its Ultimate Parent, subsidiaries and affiliates (excluding reinsurance transactions). Intercompany agreements have defined settlement terms and related receivables are reported as nonadmitted if balances due remain outstanding more than ninety days past the due date as specified in the agreement.

As of December 31,                                               2018    2017
------------------                                              ------- -------
Balances with AIG PC US                                         $   150 $    --
Balances with other member pool companies                            --       1
Balances with other affiliates                                      134       4
                                                                ------- -------
Receivable from parent, subsidiaries and affiliates             $   284 $     5
                                                                ------- -------
Balances with National Union                                    $   524 $   658
Balances with other member pool companies                            25      --
Balances with other affiliates                                       16      16
                                                                ------- -------
Payable to parent, subsidiaries and affiliates                  $   565 $   674
                                                                ======= =======

Current federal and foreign income taxes (payable) recoverable under the Tax Sharing Agreement at December 31, 2018 and 2017 were $(9) and $(12), respectively.

The Company did not change its methods of establishing terms regarding any transactions with its affiliates during the years ended December 31, 2018 or 2017.

E. Guarantees or Contingencies for Related Parties
--------------------------------------------------------------------------------
The Company has issued guarantees whereby it unconditionally and irrevocably guarantees all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in Note 10.

F. Management, Service Contract and Cost Sharing Arrangements
--------------------------------------------------------------------------------
As an affiliated company of AIG, the Company utilizes centralized services from AIG and its affiliates. The Company is allocated a charge for these services, based on the amount of incremental expense associated with operating the Company as a separate legal entity. The amount of expense allocated to the Company each period was determined based on an analysis of services provided to the Company.


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39 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table summarizes fees incurred related to affiliates that exceeded one-half of one percent of the Company's admitted assets during 2018, 2017 and 2016:

Affiliates                                             2018     2017     2016
----------                                           -------- -------- --------
AIG Claims Inc.                                      $    192 $    201 $    173
                                                     -------- -------- --------
   Total                                             $    192 $    201 $    173
                                                     ======== ======== ========

In 2018, 2017 and 2016 management service costs included severance expenses pertaining to an AIG-wide initiative to centralize work streams into lower cost locations and create a more streamlined organization.

G. Borrowed Money
--------------------------------------------------------------------------------
The Company (among other affiliates) is a borrower under a Loan Agreement, with AIG, as lender, pursuant to which the Company may borrow funds from AIG from time to time (the "Loan Facility"). The aggregate amount of all loans that may be outstanding under the Loan Facility at a given time is $500. As of December 31, 2018 and 2017, the Company had no outstanding liability pursuant to this Loan Facility.

Significant debt terms and covenants include the following:

    . The Company must preserve and maintain its legal existence while maintaining all rights, privileges and franchises necessary to the normal conduct of its business;

    . The Company must take, or cause to be taken, all other actions reasonably necessary or desirable to preserve and defend the rights of the Lender to payment hereunder, and to assure to the Lender the benefits hereof, and;

    . The Company must not merge with or into or consolidate with any other person, sell, transfer or dispose of all or substantially all of its assets or undergo any change in the control of its voting stock unless
       (a) such merger or consolidation is with or into a wholly-owned subsidiary of Lender, (b) such sale or transfer is to a wholly-owned subsidiary of the Lender or (c) the Company receives the prior written authorization from the Lender.

There have been no violations of the terms and covenants associated with the debt issuance.

Refer to Note 11E regarding funds borrowed from FHLB.

7. Reinsurance
--------------------------------------------------------------------------------
In the ordinary course of business, the Company may use both treaty and facultative reinsurance to minimize its net loss exposure to a) any single catastrophic loss event; b) an accumulation of losses from a number of smaller events; or c) provide greater risk diversification. Based on the terms of the reinsurance contracts, a portion of expected IBNR losses will be recoverable in accordance with terms of the reinsurance protection purchased. This determination is necessarily based on the estimate of IBNR and accordingly, is subject to the same uncertainties as the estimate of IBNR. Ceded amounts related to paid and unpaid losses and loss expenses with respect to these reinsurance agreements are generally substantially collateralized. The Company remains liable to the extent that the reinsurers do not meet their obligation under the reinsurance contracts after any collateral is exhausted, and as such, the financial condition of the reinsurers is regularly evaluated and monitored for concentration of credit risk. In addition, the Company assumes reinsurance from other insurance companies.

-------------------------------------------------------------------------------
40 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table presents direct, assumed reinsurance and ceded reinsurance written and earned premiums for the years ended December 31, 2018, 2017 and 2016:

                                     2018              2017              2016
Years Ended December 31,       ----------------- ----------------- -----------------
                               Written   Earned  Written   Earned  Written   Earned
                               -------- -------- -------- -------- -------- --------
Direct premiums                $    482 $    672 $    682 $    592 $    715 $    481
Reinsurance premiums assumed:
   Affiliates                     7,221    7,322    7,243    7,527    8,658    8,182
   Non-affiliates                   147      192      298      276      311      217
                               -------- -------- -------- -------- -------- --------
       Gross premiums             7,850    8,186    8,223    8,395    9,684    8,880
                               -------- -------- -------- -------- -------- --------
Reinsurance premiums ceded:
   Affiliates                     1,063    1,268    1,264    1,205    1,513    1,169
   Non-affiliates                 1,803    1,909    1,928    2,020    1,903    1,659
                               -------- -------- -------- -------- -------- --------
       Net premiums            $  4,984 $  5,009 $  5,031 $  5,170 $  6,268 $  6,052
                               ======== ======== ======== ======== ======== ========

As of December 31, 2018 and 2017, and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                               Unearned Premium Paid Losses and Reserves for Losses
                                   Reserves           LAE             and LAE
                               ---------------- --------------- -------------------
December 31, 2018:
   Affiliates                      $    759        $     51          $   9,034
   Non-affiliates                       501             314              8,567
                                   --------        --------          ---------
   Total                           $  1,260        $    365          $  17,601
                                   ========        ========          =========
December 31, 2017:
   Affiliates                      $  1,068        $     59          $   9,829
   Non-affiliates                       608             266              7,747
                                   --------        --------          ---------
   Total                           $  1,676        $    325          $  17,576
                                   ========        ========          =========

A. Reinsurance Return Commission
--------------------------------------------------------------------------------
The maximum amount of return commission which would have been due to reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2018 and 2017 with the return of the unearned premium reserve is as follows:

                          Assumed Reinsurance                Ceded Reinsurance                        Net
                   --------------------------------- --------------------------------- --------------------------------
                   Premium Reserve Commission Equity Premium Reserve Commission Equity Premium Reserve Commission Equity
                   --------------- ----------------- --------------- ----------------- --------------- -----------------
December 31, 2018
   Affiliates          $4,007            $825            $  759            $123            $3,248            $702
   All Other              117              24               501              81              (384)            (57)
                       ------            ----            ------            ----            ------            ----
Total                  $4,124            $849            $1,260            $204            $2,864            $645
                       ------            ----            ------            ----            ------            ----
December 31, 2017
   Affiliates          $4,150            $745            $1,068            $179            $3,082            $566
   All Other              161              29               608             102              (447)            (73)
                       ------            ----            ------            ----            ------            ----
Total                  $4,311            $774            $1,676            $281            $2,635            $493
                       ======            ====            ======            ====            ======            ====

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41 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Unsecured Reinsurance Recoverable

The aggregate unsecured reinsurance balances (comprising recoverables for paid and unpaid losses and LAE and unearned premium reserves) in excess of three percent of policyholders' surplus at December 31, 2018 and 2017 with respect to an individual reinsurer, and each of such reinsurer's related group members having an unsecured aggregate reinsurance balance with the company, are as follows:

Reinsurer                                                          2018   2017
---------                                                         ------ -------
Affiliates:
   Combined Pool*                                                 $7,321 $ 8,648
   Eaglestone                                                        645   1,019
   Other affiliates                                                   16       3
                                                                  ------ -------
   Total affiliates                                               $7,982 $ 9,670
                                                                  ------ -------
   Berkshire Hathaway Group                                        1,062   4,733
   Swiss Reinsurance Group                                           439     536
                                                                  ------ -------
Total Non-affiliates                                               1,501   5,269
                                                                  ------ -------
   Total affiliates and non-affiliates                            $9,483 $14,939
                                                                  ------ -------

* Includes intercompany pooling impact of $577 related to Unearned Premium Reserve, $6,486 related to Reserves for Losses and LAE and $13 related to Paid losses and LAE as of and for the year ended December 31, 2018, and $887, $7,505, and $17, respectively, as of and for the year ended December 31, 2017.

C. Reinsurance Recoverable in Dispute
--------------------------------------------------------------------------------
At December 31, 2018 and 2017, the aggregate of all disputed items did not exceed ten percent of capital and surplus and there were no amounts in dispute for any single reinsurer that exceeded five percent of capital and surplus. The total reinsurance recoverable balances in dispute are $46 and $58 as of December 31, 2018 and 2017, respectively.

D. Retroactive Reinsurance
--------------------------------------------------------------------------------
On January 20, 2017, the Combined Pool entered into an adverse development reinsurance agreement with NICO under which the Combined Pool ceded to NICO eighty percent of its reserve risk above an attachment point on substantially all of its U.S. Commercial long-tail exposures for accident years 2015 and prior. Under this agreement, the Combined Pool ceded to NICO eighty percent of net paid losses on subject business on or after January 1, 2016 in excess of $25,000 of net paid losses, up to an aggregate limit of $25,000. At NICO's
80 percent share, NICO's limit of liability under the contract is $20,000. The Combined Pool paid consideration of approximately $10,188 in February 2017, including interest at 4 percent per annum from January 1, 2016 through date of payment. American Home's share of the consideration paid was $3,566. NICO placed the consideration received into a collateral trust account as security for NICO's claim payment obligations, and Berkshire Hathaway Inc. has provided a parental guarantee to secure NICO's obligations under the agreement.

American Home accounted for this transaction as prospective reinsurance, except that the surplus gain associated with the ADC has been reported in a segregated surplus account and does not form a part of the Company's Unassigned funds.

The total surplus gain recognized by the Combined Pool as of December 31, 2018 and 2017 was $1,984 and $1,426, respectively. American Home's share of this gain as of December 31, 2018 and 2017 was $920 and $689, respectively. The surplus gain is presented as segregated surplus and subject to the applicable dividend restrictions. This amount must be restricted in surplus until such time as the actual retroactive reinsurance recovered from NICO exceeds the consideration paid for the cession.

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42 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


E. Reinsurance Agreements Qualifying for Reinsurer Aggregation
--------------------------------------------------------------------------------
In 2011, the Combined Pool companies entered into a loss portfolio transfer reinsurance agreement with Eaglestone, an affiliate, which provides coverage up to a limit of $5,000 for the Pool's net asbestos exposures. Effective the same date, Eaglestone retroceded the majority of this exposure to NICO, an unaffiliated company. NICO provides coverage up to a limit of $3,500 for subject business covered under the agreement. NICO administers claims and pursues amounts recoverable from the Combined Pool companies' reinsurers with respect to paid losses and loss adjustment expenses. To the extent that the prior reinsurers pay, the amounts are collected and retained by NICO. NICO maintains funds in trust for the benefit of Eaglestone under the contract; as of December 31, 2018 and 2017 the amount in trust was $3,291 and $3,703, respectively. The amount of the unexhausted limit under the NICO agreement as of December 31, 2018 and 2017 was $1,198 and $1,295, respectively. The Company has accounted for its cession to Eaglestone as prospective reinsurance.

8. Income Taxes
--------------------------------------------------------------------------------
U.S. TAX REFORM OVERVIEW

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

    . Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete

    . Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable

    . If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $588 attributable to the reduction in the U.S. corporate income tax rate. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. AIG filed the 2017 consolidated U.S. income tax return and the review of the primary impact of the Tax Act provisions on the Company's deferred taxes has been completed. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and have made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Property and Casualty Insurance Companies

The Tax Act modified computations of insurance reserves for property and casualty insurance companies. Specifically, the Act extends the discount period for certain long-tail lines of business from 10 years to 24 years and increases the discount rate, replacing the applicable federal rate for a higher-yield corporate bond rate, and eliminates the election allowing companies to use their historical loss payment patterns for loss reserve discounting. Adjustments related to the differences in insurance reserves balances computed historically versus the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to a new deferred tax liability. At December 31, 2017, the Company recorded a provisional estimate of $74 with respect to this deferred tax liability. This increase in deferred tax liability was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

-------------------------------------------------------------------------------
43 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


As of December 31, 2018, the Company has completed the review and accounting of the tax reserve computation and recorded offsetting decreases of $21 to both the deferred tax liability and deferred tax asset.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of the Company's deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on the Company's determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed the review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The components of the Company's net deferred tax assets/liabilities ("DTA"/"DTL") as of December 31, 2018 and 2017 are as follows:

                                     12/31/2018              12/31/2017                Change
                               ----------------------- ----------------------- ---------------------
                               Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
                               -------- ------- ------ -------- ------- ------ -------- ------- -----
Gross DTA                       $1,028   $227   $1,255  $1,000   $167   $1,167   $ 28     $60   $ 88
Statutory Valuation Allowance       --     57       57      --     20       20     --      37     37
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Adjusted Gross DTA               1,028    170    1,198   1,000    147    1,147     28      23     51
Nonadmitted DTA                    127     --      127      13     --       13    114      --    114
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Subtotal Admitted DTA              901    170    1,071     987    147    1,134    (86)     23    (63)
DTL                                129    170      299     173    147      320    (44)     23    (21)
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Net Admitted DTA/(DTL)          $  772   $ --   $  772  $  814   $ --   $  814   $(42)    $--   $(42)
                                ======   ====   ======  ======   ====   ======   ====     ===   ====

At December 31, 2018, the Company recorded gross deferred tax assets ("DTA") of $1,255. A valuation allowance was established on net capital deferred tax assets of $57 as it is management's belief that certain assets will not be realized in the foreseeable future. Tax planning strategies had no impact on the determination of the net admitted DTA.

The following table shows the summary of the calculation for the net admitted DTA as of December 31, 2018 and 2017:

                                12/31/2018             12/31/2017                Change
                          ---------------------- ----------------------- ---------------------
                          Ordinary Capital Total Ordinary Capital Total  Ordinary Capital Total
                          -------- ------- ----- -------- ------- ------ -------- ------- -----
Adjusted gross DTAs
  realizable within 36
  months or 15 percent
  of statutory surplus
  (the lesser of 1 and 2
  below)                     772      --     772    814      --      814    (42)     --    (42)
   1. Adjusted gross
     DTAs realizable
     within 36 months        774      --     774    816      --      816    (42)     --    (42)
   2. 15 percent of
     statutory surplus        NA      NA     772     NA      NA      814     NA      NA    (42)
Adjusted gross DTAs that
  can be offset against
  DTLs                       129     170     299    173     147      320    (44)     23    (21)
                            ----     ---   -----   ----    ----   ------   ----     ---   ----
   Total DTA admitted as
     the result of
     application of SSAP
     101                    $901     170   1,071   $987    $147   $1,134   $(86)    $23   $(63)
                            ====     ===   =====   ====    ====   ======   ====     ===   ====

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44 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                              2018      2017
                                                            --------  --------
Ratio percentage used to determine recovery period and
  threshold limitation amount                                    388%      369%
Amount of adjusted capital and surplus used to determine
  recovery period and threshold limitation in (2) above.    $  5,151  $  5,424

The following table shows the components of the current income tax expense (benefit) for the periods listed:

For the years ended December 31,                    2018      2017     Change
--------------------------------                  --------  --------  --------
Federal income tax                                $    (63) $    (79) $     16
Foreign income tax                                       9        10        (1)
                                                  --------  --------  --------
Subtotal                                               (54)      (69)       15
                                                  --------  --------  --------
Federal income tax on net capital gains                 69        82       (13)
                                                  --------  --------  --------
Federal and foreign income taxes incurred         $     15  $     13  $      2
                                                  ========  ========  ========

The following table shows the components of the DTA split between ordinary and capital DTA as of December 31, 2018 and 2017:

                                                      2018     2017    Change
                                                    -------- -------- --------
Ordinary
Discounting of unpaid losses                        $    151 $    192 $    (41)
Nonadmitted assets                                        19       25       (6)
Unearned premium reserve                                 158      173      (15)
Bad debt expense                                          11       15       (4)
Net operating loss carry forward                         501      423       78
Foreign tax credit carry forward                          79       62       17
Investments                                               26       32       (6)
Mortgage Contingency Reserve                              29       22        7
Intangible Assets                                         14       15       (1)
Other temporary differences                               40       41       (1)
                                                    -------- -------- --------
Subtotal                                               1,028    1,000       28
Nonadmitted                                              127       13      114
                                                    -------- -------- --------
Admitted ordinary deferred tax assets               $    901 $    987 $    (86)
                                                    -------- -------- --------
Capital
Investments                                         $    211 $    162 $     49
Net capital loss carry forward                             1       --        1
Unrealized capital losses                                 15        5       10
                                                    -------- -------- --------
Subtotal                                                 227      167       60
                                                    -------- -------- --------
Statutory valuation allowance                             57       20       37
                                                    -------- -------- --------
Admitted capital deferred tax assets                     170      147       23
                                                    -------- -------- --------
Admitted deferred tax assets                        $  1,071 $  1,134 $    (63)
                                                    ======== ======== ========

-------------------------------------------------------------------------------
45 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table shows the components of the DTL split between ordinary and capital DTL as of December 31, 2018 and 2017:

                                                         2018    2017   Change
                                                        ------- ------- ------
Ordinary
Investments                                             $    72 $    86 $  (14)
Tax Act adjustment to discounting of unpaid losses           47      74    (27)
Section 481(a) adjustment                                     3       6     (3)
Other temporary differences                                   7       7     --
                                                        ------- ------- ------
Subtotal                                                    129     173    (44)
                                                        ------- ------- ------
Capital
Investments                                             $   108 $    45 $   63
Unrealized capital gains (losses)                            61     101    (40)
Other temporary differences                                   1       1     --
                                                        ------- ------- ------
Subtotal                                                    170     147     23
                                                        ------- ------- ------
Deferred tax liabilities                                    299     320    (21)
                                                        ------- ------- ------
Net deferred tax assets/liabilities                     $   772 $   814 $  (42)
                                                        ======= ======= ======

The change in net deferred tax assets is comprised of the following:

                                                       2018     2017    Change
                                                     -------  -------  -------
Adjusted gross deferred tax assets                   $ 1,198  $ 1,147  $    51
Total deferred tax liabilities                          (299)    (320)      21
                                                     -------  -------  -------
Net deferred tax assets/ (liabilities)                   899      827       72
Tax effect of unrealized gains (losses)                                     50
                                                                       -------
Total change in net deferred tax                                       $    22
                                                                       =======
Change in deferred tax - current year                                       39
                                                                       -------
Change in deferred tax - current year - other
  surplus items                                                             (8)
                                                                       -------
Change in deferred tax - current year - total                               31
                                                                       -------
Change in deferred tax - prior period correction                            (9)
                                                                       -------
Total change in deferred tax - current year                            $    22
                                                                       -------

The following table shows the components of opening surplus adjustments on current and deferred taxes for the year ended December 31, 2018:

                                                       Current Deferred  Total
                                                       ------- -------- ------
SSAP 3 impact:
SSAP 3 - general items                                 $    13  $  (10) $    3
SSAP 3 - statutory valuation allowance                      --       4       4
                                                       -------  ------  ------
Subtotal SSAP 3                                             13      (6)      7
SSAP 3 - unrealized gain/loss                               --      (3)     (3)
                                                       -------  ------  ------
SSAP 3 - adjusted tax assets and liabilities                13      (9)      4
SSAP 3 - nonadmitted impact                                 --       6       6
                                                       -------  ------  ------
Total SSAP 3 impact                                    $    13  $   (3) $   10
                                                       =======  ======  ======

-------------------------------------------------------------------------------
46 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The provision for federal and foreign income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents a reconciliation of such differences in arriving at total taxes related to the Company for the years ended December 31, 2018, 2017 and 2016:

                                                                           2018          2017          2016
                                                                       ------------  ------------  ------------
                                                                               Tax           Tax           Tax
Description                                                            Amount Effect Amount Effect Amount Effect
-----------                                                            ------ ------ ------ ------ ------ ------
Net Income (Loss) Before Federal Income Taxes and Capital Gains Taxes  $(263)  $(55) $(380) $(133) $(216) $ (76)
Book to Tax Adjustments:
Tax Exempt Income, net of proration                                      (34)    (7)   (71)   (25)  (118)   (41)
Transfer Pricing                                                          --     --     --     --     (5)    (2)
Change in Nonadmitted Assets                                              28      6     46     16     19      7
Change in Tax Position                                                    --     --     --      2     --     17
Statutory Valuation Allowance                                             --     40     --     (5)    --     32
Return to Provision                                                       --     (1)    --     (3)    --     (7)
Change in contingency reserve                                            (31)    (7)   (39)   (14)   (44)   (15)
Impact of Tax Act                                                                --     --    588     --     --
Real Estate Redemption                                                    --     --    (72)   (25)    --     --
Other                                                                     36      8      6      6      2     --
                                                                       -----   ----  -----  -----  -----  -----
Total Book to Tax Adjustments                                             (1)    39   (130)   540   (146)    (9)
                                                                       -----   ----  -----  -----  -----  -----
Total Income Tax                                                       $(264)  $(16) $(510) $ 407  $(362) $ (85)
                                                                       =====   ====  =====  =====  =====  =====
Federal and Foreign Income Taxes Incurred                                 --    (54)    --    (69)    --    (34)
Federal Income Tax on Net Capital Gains                                   --     69     --     82     --     61
Change in Net Deferred Income Taxes                                       --    (31)    --    394     --   (118)
Less: Change in Deferred Tax - Other Surplus Items                        --     --     --     --     --      6
                                                                       -----   ----  -----  -----  -----  -----
Total Income Tax                                                       $  --   $(16) $  --  $ 407  $  --  $ (85)
                                                                       =====   ====  =====  =====  =====  =====

Operating loss and tax credit carry-forwards
At December 31, 2018 the Company had net operating loss carry forwards expiring through the year 2038 of:  $2,386
At December 31, 2018 the Company had net capital loss carry forwards expiring through the year 2023 of:    $    4
At December 31, 2018, the Company had no AMT credit carry forwards.                                        $   --
At December 31, 2018 the Company had foreign tax credits expiring through the year 2028 of:                $   79

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Service (IRS) Code as of December 31, 2018. The Company does not believe that the liability related to any federal or foreign tax loss contingencies will significantly change within the next 12 months. A reasonable estimate of such change cannot be made at this time.

As of December 31, 2018, there was a $18 liability related to uncertain tax positions.

The U.S is the only major tax jurisdiction of the Company. The statute of limitations for all tax years prior to 2000 has expired for the consolidated federal income tax return. The Company is currently under examination for the tax years 2000 through 2013 and open to examination through 2017.

The following table lists those companies that form part of the 2018 AIG consolidated federal income tax return:

-------------------------------------------------------------------------------
47 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------- ------------------------- ------------------------
245 LGC Hotel Owner LLC   A.I. Credit Consumer      A.I. Credit Corp.         ABI Holdings LLC          AGC Life Insurance
                          Discount Company                                                              Company
AGLIC GRE Harrison        AH Land 1470 Palmetto,    AH SubGP 1000 Woodwind    AH SubGP 1007 Highland    AH SubGP 1008 Castle
Investor, LLC             LLC                       Lakes, LLC                Meadow, LLC               Highlands, LLC
AH SubGP 1020             AH SubGP 1045             AH SubGP 1098 Green       AH SubGP 1120 Camp        AH SubGP 1122 English
Collingham, LLC           Montgomery, LLC           Pines, LLC                Verde, LLC                Oaks, LLC
AH SubGP 1158 Flat Iron,  AH SubGP 1167             AH SubGP 1199 Rancho Del  AH SubGP 1207 Park        AH SubGP 1209
LLC                       Steeplechase, LLC         Sol, LLC                  Place, LLC                Honeycreek, LLC
AH SubGP 1210 Geronimo,   AH SubGP 1211 Mision Del  AH SubGP 1212 Painted     AH SubGP 1248 North       AH SubGP 1263 West
LLC                       Valle, LLC                Desert, LLC               Vista, LLC                Virginia, LLC
AH SubGP 1324 Crossings   AH SubGP 1371 University  AH SubGP 1384 Woodglen,   AH SubGP 1422 Gardens at  AH SubGP 1433 Magnolia,
at Heritage, LLC          Square, LLC               LLC                       Stafford, LLC             LLC
AH SubGP 1470 Palmetto,   AH SubGP 1535 Hunter's    AH SubGP 1548 Walnut, LLC AH SubGP 1551 Spanish     AH SubGP 1597 Broadmoor,
LLC                       Run, LLC                                            Creek, LLC                LLC
AH SubGP 1600 Rainer, LLC AH SubGP 1631 Broadway,   AH SubGP 1661 Woodchase,  AH SubGP 1694 Sonoma, LLC AH SubGP 206 West Park,
                          LLC                       LLC                                                 LLC
AH SubGP 245 Garland, LLC AH SubGP 306 Piedmont,    AH SubGP 348 River Run,   AH SubGP 39 Wellington    AH SubGP 472 Carolina
                          LLC                       LLC                       Place, LLC                Spring, LLC
AH SubGP 474 Arrowhead    AH SubGP 479 Sunrise, LLC AH SubGP 503 Southgate    AH SubGP 516              AH SubGP 585 St. Clair,
Ridge, LLC                                          II, LLC                   Merrilltown, LLC          LLC
AH SubGP 586 Charlotte    AH SubGP 592 Waterford    AH SubGP 603 Casa         AH SubGP 672 Kings        AH SubGP 675 Greenbrier,
Spring, LLC               at Summit View, LLC       Grande, LLC               Crest, LLC                LLC
AH SubGP 706 River Run    AH SubGP 716 Villas of    AH SubGP 757 Argyle       AH SubGP 785 Mayfield,    AH SubGP 787 North
II, LLC                   Mission Bend, LLC         Avenue, LLC               LLC                       Knoll, LLC
AH SubGP 821 San Luis     AH SubGP 835 Whispering,  AH SubGP 911 Mainland,    AH SubGP 914 Grand        AH SubGP 919 MS
Bay, LLC                  LLC                       LLC                       Pointe II, LLC            Loveland, LLC
AH SubGP 929 Collinwood,  AH SubGP 935 Dunlop       AH SubGP 936 Emmaus, LLC  AH SubGP 940 Crescent     AH SubGP 943 Southcreek,
LLC                       farms, LLC                                          Pointe, LLC               LLC
AH SubGP 997 Maxey, LLC   AH SubGP GAG Gandolf, LLC AH SubGP MDL, LLC         AHAC GRE Harrison         AICCO, Inc. [Delaware]
                                                                              Investor, LLC
AIG Aerospace Adjustment  AIG Aerospace Insurance   AIG Asset Management      AIG Assurance Company     AIG BG Holdings LLC
Services, Inc.            Services, Inc.            (U.S.), LLC
AIG Capital Corporation   AIG Capital Services,     AIG Castle Holdings II    AIG Castle Holdings LLC   AIG Central Europe & CIS
                          Inc.                      LLC                                                 Insurance Holdings
                                                                                                        Corporation
AIG Century               AIG Claims, Inc.          AIG Commercial Equipment  AIG Commercial Equipment  AIG Consumer Finance
Verwaltungsgesellschaft                             Finance Company, Canada   Finance, Inc.             Group, Inc.
mbH
AIG Credit (Europe)       AIG Credit Corp.          AIG Direct Insurance      AIG Employee Services,    AIG Equipment Finance
Corporation                                         Services, Inc.            Inc.                      Holdings, Inc.
AIG Europe Holdings       AIG FCOE, Inc.            AIG Federal Savings Bank  AIG Financial Advisor     AIG Financial Products
Limited                                                                       Services, Inc.            Corp.
AIG Fund Services, Inc.   AIG G5, Inc.              AIG Global Asset          AIG Global Capital        AIG Global Real Estate
                                                    Management Holdings Corp. Markets Securities, LLC   Investment (Europe)
                                                                                                        Limited
AIG Global Real Estate    AIG Global Real Estate    AIG Global Real Estate    AIG Home Loan 1, LLC      AIG Home Loan 2, LLC
Investment Corp.          Investment Corp. [Russia] Investment de Mexico, S.
                                                    de R.L. de C.V.
AIG Home Loan 3, LLC      AIG Home Loan 4, LLC      AIG Home Loan 5, LLC      AIG Insurance Management  AIG International Inc.
                                                                              Services, Inc.
AIG Kirkwood, Inc.        AIG Korean Real Estate    AIG Life Holdings, Inc.   AIG Life of Bermuda, Ltd. AIG Lodging
                          Development YH                                                                Opportunities, Inc.

-------------------------------------------------------------------------------
48 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------  ------------------------  -------------------------
AIG Markets, Inc.         AIG Matched Funding Corp. AIG MEA Investments and   AIG MEA Investments and   AIG Mortgage Capital, LLC
                                                    Services, Inc. [Dubai     Services, LLC
                                                    Airport Free Zone]
AIG North America, Inc.   AIG Offshore Systems      AIG PC European           AIG PC Global Services,   AIG PC Global Services,
                          Services, Inc.            Insurance Investments     Inc.                      Inc. United Kingdom
                                                    Inc.                                                branch
AIG Portfolio Solutions   AIG Procurement           AIG Property Casualty     AIG Property Casualty     AIG Property Casualty
LLC                       Services, Inc.            Company                   Europe Financing Limited  Inc.
AIG Property Casualty     AIG Property Casualty     AIG Realty, Inc.          AIG Relocation, Inc.      AIG S1, Inc.
International, LLC        U.S., Inc.
AIG Securities Lending    AIG Shared Services       AIG Shared Services       AIG Shared Services       AIG Specialty Insurance
Corp.                     Corporation               Corporation - Management  Corporation               Company
                                                    Services                  (Philippnines Branch)
AIG Spring Ridge I, Inc.  AIG Technologies, Inc.    AIG Trading Group Inc.    AIG Travel Assist, Inc.   AIG Travel EMEA Limited
AIG Travel Europe Limited AIG Travel, Inc.          AIG United Guaranty       AIG United Guaranty,      AIG Warranty Services of
                                                    Agenzia Di Assicurazione  Sociedad Limitada         Florida, Inc.
                                                    S.R.L.
AIG Warranty Services,    AIG WarrantyGuard, Inc.   AIG.COM, Inc.             AIG-FP Capital            AIG-FP Matched Funding
Inc.                                                                          Preservation Corp.        Corp.
AIG-FP Pinestead          AIG-FP Private Funding    AIG-FP Structured         AIGGRE 19 Chapin          AIGGRE 251 West 30th
Holdings Corp.            (Cayman) Limited          Finance (Cayman) Limited  Investor LLC              Street Investor LLC
AIGGRE 401 Hennepin       AIGGRE 520 Eola Investor  AIGGRE 5th and Summit     AIGGRE 6037 Investor LLC  AIGGRE 950 Second
Investor LLC              LLC                       Investor LLC                                        Investor, LLC
AIGGRE Bartlett Investor  AIGGRE Bartlett Investor  AIGGRE Beachwalk          AIGGRE Bellevue II        AIGGRE Bellevue
I LLC                     II LLC                    Investor LLC              Investor LLC              Investor, LLC
AIGGRE Bonita Springs     AIGGRE Bridges/Angeline   AIGGRE Carrollton         AIGGRE Cherry Creek       AIGGRE City Center
Investor LLC              Investor, LLC             Investor LLC              Investor, LLC             Investor LLC
AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe
Coconut Creek Investor    Investor LLC              Platform LLC              Stuart Investor LLC       Tallahassee Investor LLC
LLC
AIGGRE Columbia Hotel     AIGGRE Columbia Pike, LLC AIGGRE Consolidated       AIGGRE Corte Madera, LLC  AIGGRE Crescent Bellevue
Investor LLC                                        Retail Holdco LLC                                   Investor LLC
AIGGRE Crest Ridge        AIGGRE D36 Investor LLC   AIGGRE Dakota Springs     AIGGRE DC Ballpark        AIGGRE Dunwoody
Senior Housing Investor                             Investor LLC              Investor, LLC             Investor, LLC
LLC
AIGGRE Edgewater          AIGGRE Emerald Bay Club   AIGGRE EOLA, LLC          AIGGRE Fairfax, LLC       AIGGRE Fairways Investor
Investor LLC              Investor LLC                                                                  LLC
AIGGRE Forest City West   AIGGRE Foundry Investor   AIGGRE Gainesville West   AIGGRE Gardens Investor,  AIGGRE GT Assisted
Village Investor, LLC     LLC                       38 Investor LLC           LLC                       Living Investor, LLC
AIGGRE Hazel Dell         AIGGRE Hill7 Investor LLC AIGGRE Hyde Park, LLC     AIGGRE Island Club        AIGGRE King's Crossing
Investor LLC                                                                  Investor LLC              Investor LLC
AIGGRE Lake Norman        AIGGRE Lane Field         AIGGRE Laurel Towne       AIGGRE Lexington Hotel    AIGGRE Livermore
Investor LLC              Investor LLC              Centre Investor LLC       Investor LLC              Longfellow Investor LLC
AIGGRE LSU Baton Rouge,   AIGGRE Maple, LLC         AIGGRE Market Street II   AIGGRE Market Street LLC  AIGGRE Metro Place, LLC
LLC                                                 LLC
AIGGRE Mills Investor LLC AIGGRE MXIP-OD l LLC      AIGGRE MXIP-OD ll LLC     AIGGRE Mystic, LLC        AIGGRE Naples Investor
                                                                                                        LLC
AIGGRE Nashville Hotel    AIGGRE North Central      AIGGRE North Getty        AIGGRE Oakland Investor   AIGGRE Papermill
Investor LLC              Investor LLC              Investor LLC              LLC                       Investor I LLC
AIGGRE Papermill          AIGGRE Park Central II    AIGGRE Park Central, LLC  AIGGRE Paterson Investor  AIGGRE Peachtree, LLC
Investor II LLC           Investor LLC                                        LLC

-------------------------------------------------------------------------------
49 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------  ------------------------- ------------------------- -------------------------
AIGGRE Pearl Block 136    AIGGRE Rancho Dominguez   AIGGRE Redmond Investor,  AIGGRE Retail Investor    AIGGRE Retail Investor
Investor LLC              Investor LLC              LLC                       I, LLC                    II, LLC
AIGGRE Ritz Block         AIGGRE Riverfront, LLC    AIGGRE Riverhouse         AIGGRE San Pedro          AIGGRE Solana Olde Town
Investor LLC                                        Investor LLC              Industrial Owner LLC      Investor LLC
AIGGRE St. Charles        AIGGRE St. Simons         AIGGRE ST. Tropez         AIGGRE SWII Investor LLC  AIGGRE Tampa Parkland
Investor LLC              Investor LLC              Investor LLC                                        GP, LLC
AIGGRE Tampa Parkland,    AIGGRE Toringdon          AIGGRE Torrance II LLC    AIGGRE Torrance, LLC      AIGGRE UMN Hotel
LLC                       Investor LLC                                                                  Investor LLC
AIGGRE Uptown Village     AIGGRE Vantage Point      AIGGRE Vista, LLC         AIGGRE Williamsburg LLC   AIGGRE Windy Ridge
Investor LLC              Investor LLC                                                                  Investor LLC
AIU Insurance Company     AIUH LLC                  Akita, Inc.               Alabaster Capital LLC     AM Holdings LLC
Ambler Holding Corp.      American Athletic Club,   American General Annuity  American General          American General
                          Inc.                      Service Corporation       Assignment Corporation    Assignment Corporation
                                                                                                        of New York
American General          American General Life     American General Life     American General Life     American General Realty
Insurance Agency, Inc.    Insurance Co.             Insurance Company         Services Company, LLC     Investment Corporation
American Home Assurance   American International    American International    American International    American International
Company                   Facilities Management,    Group, Inc.               Realty Corporation        Reinsurance Company, Ltd.
                          LLC
Applewood Funding Corp.   Barnegat Funding Corp.    Barnegat Funding Trust    Blackbird Investments LLC Blackcap Investments LLC
                                                    2016-1
Bluewood Investments LLC  Branch Retail Partners    C&I UK Investments Ltd.   CAP Investor 1, LLC       CAP Investor 10, LLC
                          Consolidated, L.P.
CAP Investor 2, LLC       CAP Investor 4, LLC       CAP Investor 5, LLC       CAP Investor 8, LLC       Castle 2003-2 Trust
Castle US Inc.            CEF Lease Holding, LLC    Charleston Bay SAHP Corp. Chartis Excess Limited    Cherrywood Investments
                                                                                                        LLC
Commerce and Industry     Connective Mortgage       Crossings SAHP Corp.      Curzon Funding Limited    Curzon Funding LLC
Insurance Company         Advisory Company
Curzon Street Funding     Deerfield Gillete, LLC    Design Professionals      DIL/SAHP Corp.            Eaglestone Reinsurance
Designated Activity                                 Association Risk                                    Company
Company                                             Purchasing Group, Inc.
Eastcheap Investments     Eastgreen, Inc.           F 2000, Inc.              Falls Church Corporate    First Principles Capital
(Cayman) Limited                                                              Center LLC                Management, LLC
Fischbach L.L.C.          Flamebright Investment    Forest SAHP Corp.         FQA Master Tenant MM, LLC French Quarter
                          Limited                                                                       Apartments Manager, LLC
Global Loss Prevention,   Global Loss Prevention,   Grand Savannah SAHP Corp. Granite State Insurance   Graphite Management LLC
Inc.                      Inc. [Canada]                                       Company
Hamilton Customer Care    Hamilton Insurance        Hamilton Services, LLC    Hamilton Specialty        Hamilton U.S. Holdings,
Insurance Services, LLC   Company                                             Insurance Company         Inc.
Health Direct, Inc.       HPIS Limited              HPSC Hotel Owner LLC      HUMAN CONDITION SAFETY,   Illinois National
                                                                              INC.                      Insurance Co.
Knickerbocker Corporation Lavastone Capital LLC     Lexington Insurance       Livetravel, Inc.          Lower Makefield Investor
                                                    Company                                             LLC
LSTREET I, LLC            LSTREET II, LLC           MG Reinsurance Limited    MIP Mezzanine, LLC        MIP PE Holdings, LLC
Morefar Marketing, Inc.   Mt. Mansfield Company,    National Union Fire       National Union Fire       New Hampshire Insurance
                          Inc.                      Insurance Company Of      Insurance Company Of      Company
                                                    Pittsburgh                Vermont
Nightingale Finance       Nightingale Finance LLC   NSM Holdings, Inc.        NSM Investments, Inc.     OHCAP Investor 12, LLC
Limited
Orangewood Investments    Peachwood, LLC            Pearce & Pearce, Inc.     Persimmon LLC             Pine Street Real Estate
LLC                                                                                                     Holdings Corp.
Plumwood, LLC             Prairie SAHP Corp.        Quartz Holdings LLC       Raptor Funding Corp.      Rialto Melbourne
                                                                                                        Investor LLC

-------------------------------------------------------------------------------
50 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------  ------------------------  ------------------------- ------------------------- -------------------------
Risk Specialists          Rokland Limited           SA Affordable Housing,    SA Investment Group, Inc. SAAHP GP Corp.
Companies Insurance                                 LLC
Agency, Inc.
SAFG Retirement           SAHP GA III - SC LLC      SAHP NCCAP 18, LLC        SAHP NCCAP 19, LLC        SAI Deferred
Services, Inc.                                                                                          Compensation Holdings,
                                                                                                        Inc.
Sandstone (2017) Ltd.     SCSP Corp.                Service Net Solutions of  Service Net Warranty, LLC Seventh Street Funding
                                                    Florida, LLC                                        LLC
Slate Capital LLC         SLP Housing GPDNAC, LLC   SNW Insurance Agency, LLC SPIA I LLC                Spicer Energy LLC
Spicer Holding Corp.      Spruce Peak Realty, LLC   Stoneland Limited         Stowe Country Club LLC    Stowe Mountain Holdings,
                                                                                                        Inc.
SubGen NT, Inc.           SunAmerica Affordable     SunAmerica Asset          SunAmerica Fund Assets    SunAmerica Fund Assets
                          Housing Partners, Inc.    Management, LLC           101, LLC                  107, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
115, LLC                  123, LLC                  125, LLC                  127, LLC                  130, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
133, LLC                  134, LLC                  138, LLC                  155, LLC                  167, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
46, LLC                   47, LLC                   48, LLC                   51, LLC                   52, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
53, LLC                   54, LLC                   56, LLC                   57, LLC                   58, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
59, LLC                   60, LLC                   62, LLC                   63, LLC                   64, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
65, LLC                   67, LLC                   68, LLC                   69, LLC                   70, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
71, LLC                   72, LLC                   73, LLC                   74, LLC                   75, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
76, LLC                   77, LLC                   78, LLC                   79, LLC                   80, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
82, LLC                   85, LLC                   86, LLC                   88, LLC                   90, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
92, LLC                   95, LLC                   96, LLC                   II, LLC                   VII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
VIII, LLC                 XI, LLC                   XIII, LLC                 XIX, LLC                  XL, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XLI, LLC                  XLII, LLC                 XLIII, LLC                XVII, LLC                 XVIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXIV, LLC                 XXIX, LLC                 XXV, LLC                  XXVI, LLC                 XXVII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXVIII, LLC               XXX, LLC                  XXXI, LLC                 XXXII, LLC                XXXIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXXIV, LLC                XXXIX, LLC                XXXVI, LLC                XXXVII, LLC               XXXVIII, LLC
SunAmerica Fund Assets,   SunAmerica Georgia        SunAmerica Life           SunAmerica Retirement     The Insurance Company of
LLC                       Investors III, LLC        Reinsurance Company       Markets, Inc.             the State of Pennsylvania
The United States Life    The United States Life    The Variable Annuity      The Variable Annuity      Travel Guard Americas LLC
Insurance Company in the  Insurance Company in the  Life Ins. S/A             Life Insurance Company
City of New York          City of NY
Travel Guard Group, Inc.  U G Corporation           United Guaranty Corp.     VALIC Financial           VALIC Retirement
                                                                              Advisors, Inc.            Services Company
Webatuck Corp.            Yellowwood Investments
                          LLC

-------------------------------------------------------------------------------
51 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


9. Capital and Surplus and Dividend Restrictions
--------------------------------------------------------------------------------

A. Dividend Restrictions
--------------------------------------------------------------------------------

Under New York law, the Company may pay cash dividends only from Unassigned surplus determined on a statutory basis.

New York domiciled companies are restricted (on the basis of the lower of 10 percent of statutory earned surplus as defined in NY Insurance Law section 4105, adjusted for special surplus items, as of the last statement on file with the Superintendent, or 100 percent of adjusted net investment income for the preceding thirty-six month period ended as of the last statement on file with the Superintendent) as to the amount of ordinary dividends they may declare or pay in any twelve-month period without the prior approval of the NY DFS. The maximum dividend amount the Company can pay in 2019, as of December 31, 2018 is $0.

Other than the limitations above, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to the stockholders.

The Company did not pay any dividends in 2018 and 2017.

B. Capital & Surplus
--------------------------------------------------------------------------------
Changes in balances of special surplus funds are due to adjustments in the amounts of reserves transferred under retroactive reinsurance agreements and when cash recoveries exceed the consideration paid.

The portion of Unassigned surplus at December 31, 2018 and 2017 represented or reduced by each item below is as follows:

                                                        As Adjusted*
   Years Ended December 31,                      2018       2017       2017
   ------------------------                    -------- ------------ --------
   Unrealized gains and losses (net of taxes)  $    148   $    290   $    244
   Nonadmitted asset values                       (216)      (125)      (130)
   Provision for reinsurance                       (30)       (20)       (20)

*  As Adjusted includes SSAP 3 prior year adjustments

The Company exceeded minimum RBC requirements at both December 31, 2018 and 2017.

10.Contingencies
--------------------------------------------------------------------------------

A. Legal Proceedings
--------------------------------------------------------------------------------
In the normal course of business, AIG and its subsidiaries are, like others in the insurance and financial services industries in general, subject to regulatory and government investigations and actions, and litigation and other forms of dispute resolution in a large number of proceedings pending in various domestic and foreign jurisdictions. Certain of these matters involve potentially significant risk of loss due to potential for significant jury awards and settlements, punitive damages or other penalties. Many of these matters are also highly complex and seek recovery on behalf of a class or similarly large number of plaintiffs. It is therefore inherently difficult to predict the size or scope of potential future losses arising from these matters. In AIG's insurance and reinsurance operations, litigation and arbitration concerning the scope of coverage under insurance and reinsurance contracts, and litigation and arbitration in which its subsidiaries defend or indemnify their insureds under insurance contracts, are generally considered in the establishment of loss reserves. Separate and apart from the foregoing matters involving insurance and reinsurance coverage, AIG, its subsidiaries and their respective officers and directors are subject to a variety of additional types of legal proceedings brought by holders of AIG securities, customers, employees and others, alleging, among other things, breach of contractual or fiduciary duties, bad faith and violations of federal and state statutes and regulations. With respect to these other categories of matters not arising out of claims for insurance or reinsurance coverage, the Company establishes reserves for loss contingencies when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from legal proceedings may exceed the amount of liabilities that has been recorded in its financial statements covering these matters. While such potential future charges could be material, based on information currently known to management, management does not believe, other than may be discussed below, that any such charges are likely to have a material adverse effect on the Company's financial position or results of operation.

-------------------------------------------------------------------------------
52 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

Additionally, from time to time, various regulatory and governmental agencies review the transactions and practices of AIG and its subsidiaries in connection with industry-wide and other inquiries into, among other matters, the business practices of current and former operating insurance subsidiaries. The Company has cooperated, and will continue to cooperate, in producing documents and other information in response to such requests.

B. Leases
--------------------------------------------------------------------------------
Lease expenses are allocated to the Company based upon the percentage of space occupied with the final share of cost based upon its percentage participation in the Combined Pool.

C. Other Commitments
--------------------------------------------------------------------------------
As part of its hedge fund, private equity and real estate equity portfolio investments, as of December 31, 2018, the Company may be called upon for additional capital investments of up to $780.

At December 31, 2018 the Company had $273 of outstanding commitments related to various funding obligations associated with investments in commercial and residential mortgage loans.

D. Guarantees
--------------------------------------------------------------------------------
The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that a guaranteed entity failed to make payments due under policies of insurance issued during the period of the guarantee. The Company has not been required to perform under any of the guarantees. The Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entity during the period in which the guarantee was in force.

Each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Additionally, the Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with hold harmless agreements relative to the guarantee of the divested affiliate. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

The following schedule sets forth the effective and termination dates (agreements with guarantees in run off), of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets and policyholder surplus for each guaranteed entity as of December 31, 2018:

-------------------------------------------------------------------------------
53 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                        Policyholder    Invested   Estimated  Policyholders'
                                                                Date    Obligations @   Assets @     Loss @      Surplus
Guaranteed Company                               Date Issued Terminated  12/31/2018    12/31/2018  12/31/2018   12/31/2018
------------------                               ----------- ---------- ------------- ------------ ---------- --------------
21st Century Advantage Insurance Company (f/
  k/a AIG Advantage Insurance Company )          12/15/1997   8/31/2009  $        61  $     28,171    $--      $    29,997
21st Century North America Insurance Company
  (f/k/a American International Insurance
  Company )                                       11/5/1997   8/31/2009       14,310       579,237     --          582,160
21st Century Pinnacle Insurance Company (f/k/a
  American International Insurance Company of
  New Jersey)                                    12/15/1997   8/31/2009        1,863        42,599     --           43,351
21st Century Superior Insurance Company (f/k/a
  American International Insurance Company of
  California, Inc.)                              12/15/1997   8/31/2009           --        29,756     --           31,378
AIG Edison Life Insurance Company (f/k/a GE
  Edison Life Insurance Company)                  8/29/2003   3/31/2011    6,171,405    90,562,013     --        2,096,371
American General Life and Accident Insurance
  Company *                                        3/3/2003   9/30/2010    1,455,005   171,697,141     --        6,350,255
American General Life Insurance Company *          3/3/2003  12/29/2006    7,848,780   171,697,141     --        6,350,255
American International Assurance Company
  (Australia) Limited **                          11/1/2002  10/31/2010      443,000     1,799,000     --          574,000
Chartis Europe, S.A. (f/k/a AIG Europe, S.A.) *   9/15/1998  12/31/2012    4,874,370    12,971,749     --        4,024,837
AIG Seguros Mexico, S.A. de C.V. (f/k/a AIG
  Mexico Seguros Interamericana, S.A. de
  C.V.) *                                        12/15/1997   3/31/2015      113,503       148,770     --          132,764
Chartis UK (f/k/a Landmark Insurance
  Company, Limited (UK)) *                         3/2/1998  11/30/2007      227,494    12,971,749     --        4,024,837
Farmers Insurance Hawaii (f/k/a AIG Hawaii
  Insurance Company, Inc.)                        11/5/1997   8/31/2009          587        98,707     --           96,108
Lloyd's Syndicate (1414) Ascot (Ascot
  Underwriting Holdings Ltd.)                     1/20/2005  10/31/2007        7,445       687,603     --            3,332
SunAmerica Annuity and Life Assurance
  Company (Anchor National Life Insurance
  Company) *                                       1/4/1999  12/29/2006      767,160   171,697,141     --        6,350,255
SunAmerica Life Insurance Company *                1/4/1999  12/29/2006    2,165,907   171,697,141     --        6,350,255
The United States Life Insurance Company in
  the City of New York                             3/3/2003   4/30/2010    3,481,072    27,590,498     --        1,278,050
The Variable Annuity Life Insurance Company        3/3/2003  12/29/2006    1,750,022    77,115,094     --        2,689,564
                                                 ----------  ----------  -----------  ------------    ---      -----------
Total                                                                    $29,321,984  $911,413,510    $--      $41,007,769
                                                 ==========  ==========  ===========  ============    ===      ===========

*  Current affiliates
** AIA was formerly as subsidiary of AIG, Inc. In previous years AIA provided the direct policyholder obligations as of each year end. However, starting in 2014 AIA declined to provide financial information related to these guarantees. The financial information reflects amounts as of December 31, 2012, at which time the guaranteed entities had invested assets in excess of direct policyholder obligations and were in a positive surplus position. Such amounts continue to remain the Company's best estimate given available financial information. The guaranteed policyholder obligations will decline as the policies expire.

E. Joint and Several Liabilities
--------------------------------------------------------------------------------
AIU and American Home are jointly and severally obligated to policyholders of their Japan branches, in connection with transfers of the business of those Japan branches to Japan-domiciled affiliates in 2013 and 2014, respectively. Under the terms of the transfer agreement, the Japan affiliates have agreed to be responsible for 100% of the obligations associated with such policies, and management expects such companies to satisfy their obligation. The Company carries no reserves with respect to such liabilities. The Japanese affiliates carried $20 and $26 of loss reserves in respect of such policies, as of December 31, 2018 and 2017, respectively. As of December 31, 2018, if the Japan affiliates were to fail to satisfy their obligations, the Company's share of the aggregate exposure under the pooling agreement is $12.

Each Pool member is also jointly and severally obligated to the other Pool members, in proportion to their pool share, in the event any other Pool member fails.

-------------------------------------------------------------------------------
54 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


11.Other Significant Matters
--------------------------------------------------------------------------------

A. Other Assets
--------------------------------------------------------------------------------
As of December 31, 2018 and 2017, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

Other admitted assets                                           2018     2017
---------------------                                         -------  --------
Collateral on derivative liabilities                          $    --  $      9
Deposit accounting assets                                          11        13
Equities in underwriting pools and associations                   (11)        8
Guaranty funds receivable on deposit                                9         9
Loss funds on deposit                                              72        54
Other assets                                                       78       104
                                                              -------  --------
Total other admitted assets                                   $   159  $    197
                                                              =======  ========

B. Other Liabilities
--------------------------------------------------------------------------------
As of December 31, 2018 and 2017, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

Other liabilities                                               2018     2017
-----------------                                             -------  -------
Accrued retrospective premiums                                $    24  $    25
Borrowed money                                                     --       65
Collateral on derivative assets                                     6       --
Deferred commission earnings                                       44       61
Deposit accounting liabilities                                      4       32
Derivative instruments                                             --       14
Paid loss clearing contra liability (loss reserve offset for
  paid claims)                                                    (36)     (77)
Other accrued liabilities                                         306      226
Remittances and items not allocated                                12       10
Retroactive reinsurance reserves - ceded                          (29)     (26)
Servicing carrier liability                                         8        9
Statutory contingency reserve                                     137      105
                                                              -------  -------
Total other liabilities                                       $   476  $   444
                                                              =======  =======

C. Other (Expense) Income
--------------------------------------------------------------------------------
For the years ended December 31, 2018, 2017 and 2016, other (expense) income as reported in the accompanying Statements of Operations and Changes in Capital and Surplus were comprised of the following balances:

Other income (expense)                                 2018     2017     2016
----------------------                               -------  -------  -------
Fee income on deposit programs                       $     1  $     4  $     7
Gain on sale of medical stop-loss business                --       91       --
Interest expense on reinsurance program                 (148)     (54)     (47)
Other (expense) income                                    11       (2)      20
                                                     -------  -------  -------
Total other income (expense)                         $  (136) $    39  $   (20)
                                                     =======  =======  =======

-------------------------------------------------------------------------------
55 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Non- Cash items
--------------------------------------------------------------------------------
For the years ended December 31, 2018, 2017 and 2016, the amounts reported in the Statements of Cash Flow are net of the following non-cash items:

Non-cash transactions                                  2018     2017     2016
---------------------                                -------  -------  -------
Capital contribution from parent:
   Pooling Restructure Transaction                   $    --  $    --  $   700
   Receivable                                            150       --       --
Dividends to parent:                                                        --
   Securities                                             --       --     (600)
Funds Held:                                                                 --
   Premiums collected                                    (62)    (313)    (441)
   Benefit and loss related payments                     (15)     229      244
   Interest                                             (146)     (60)     (46)
   Commissions                                            23      114      129
   Funds Held                                            200       30      114
Securities received/transferred:
   Securities received                                 1,244      972      986
   Securities transferred                             (1,662)  (1,337)    (824)
Miscellaneous expense (income)                            --       --       --
   Intercompany                                           --       --       55
Other:                                                                      --
   Securities*                                            --       --      650

* 2015 Capital Contribution recorded as a receivable was settled in 2016 in the form of cash and securities.

E. Federal Home Loan Bank ("FHLB") Agreements
--------------------------------------------------------------------------------
The Company is a member of the FHLB of New York. Such membership requires ownership of stock in the FHLB. The Company owned an aggregate of $9 and $12 of stock in the FHLB at December 31, 2018 and 2017, respectively.

Through its membership, the Company has conducted business activity (borrowings) with the FHLB. The Company utilizes the FHLB facility to supplement liquidity or for other uses deemed appropriate by management. The outstanding borrowings are being used primarily for interest rate risk management purposes in connection with certain reinsurance arrangements, and the balances are expected to decline as underlying premiums are collected. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. The FHLB applies a haircut to collateral pledged to determine the amount of borrowing capacity it will provide to its member. As of December 31, 2018, the Company had an actual borrowing capacity of $1,107 based on qualified pledged collateral. At December 31, 2018, the Company had borrowings of $0 from the FHLB.

F. Insurance-Linked Securities
--------------------------------------------------------------------------------
As of December 31, 2018, the Company was not a ceding insurer in catastrophe bond reinsurance transactions in force. As of December 31, 2017, the Company was a ceding insurer in three catastrophe bond reinsurance transactions in force covering the Company's direct and assumed property exposures. As of December 31, 2017, the aggregate amount the Company may have received under these arrangements in the event of catastrophic events that exceeded the related attachment points for each applicable bond was $184.

G. Sale of Medical Stop-loss and Organ Transplant Business
--------------------------------------------------------------------------------
On October 15, 2017, the Pool sold its medical stop-loss and organ transplant business and renewal rights to Tokio Marine HCC Life Insurance Company. The sale of the renewal rights resulted in a gain of $91 for the Company. In addition to the sale of the renewal rights, the Pool entered into a 100 percent quota share reinsurance agreement to cede the in-force liabilities of these businesses as of the transaction date, which resulted in a gain of $6.5 for the Company.

-------------------------------------------------------------------------------
56 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


12.Subsequent Events
--------------------------------------------------------------------------------
Subsequent events have been considered through April 22, 2019 for these Financial Statements issued on April 22, 2019.

Type I - Recognized Subsequent Events:

In February 2019, the NY DFS approved the Company's request to record a $150 contribution from AIG PC US, settled in the form of cash, in its 2018 Financial Statement. The contribution was reflected as a receivable as of December 31, 2018 and as gross paid in and contributed surplus pursuant to SSAP No. 9, Subsequent Events, and SSAP No. 72, Surplus and Quasi-Reorganizations.

Type II - Nonrecognized Subsequent Events:

Share Repurchase

On January 23, 2019, the NY DFS approved the Company's plan to distribute an amount of up to approximately $504 to its immediate parent, an increase in the par value of its common stock from $17 per share to $20 per share and a decrease in the minimum number of directors from 13 to 7. The distribution would be accomplished via a share repurchase agreement with the per share repurchase price equal to the Company's statutory book value per share, calculated as of September 30, 2018.

On February 14, 2019, the Company repurchased 139,000 shares of its issued and outstanding common stock, resulting in a distribution to its immediate parent of $502 and a reduction in its common capital stock and gross paid in and contributed surplus of $2 and $500, respectively. On that same date, the Company filed an amendment to its charter with NY DFS to increase the par value of the Company's common stock from $17 to $20 per share. The increase to the par value resulted in an increase of $5 to the Company's common capital stock and a reduction to its gross paid in and contributed surplus of the same amount, post share repurchase.

AIGGRE Restructure

In 2019, the Company and several of its U.S. insurance company affiliates established AIGGRE US Real Estate Fund III LP (US Fund III), a real estate investment fund managed AIGGRE. At the closing of US FUND III, on January 2, 2019, the Company made a capital commitment to the fund of up to $146 (representing an approximately 9.73% equity interest therein). In connection with the closing of US Fund III, the Company contributed cash (approximately $23) to the fund. The Company's unfunded capital commitment to U.S. Fund III, after certain additional capital was called, was approximately $116.

-------------------------------------------------------------------------------
57 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

                                    PART C
                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)Financial statements

   The required financial statements are included in Part B of this Registration Statement:

     . The Audited Financial Statements of The United States Life Insurance Company in the City of New York Separate Account USL A as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

     . The Audited Financial Statements of The United States Life Insurance Company in the City of New York Separate Account USL VA-R as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

     . The Audited Statutory Financial Statement of The United States Life Insurance Company in the City of New York Separate Account as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

     . The Audited Statutory Financial Statements of American Home Assurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

(b)Exhibits.

   (1)(a)     Resolutions Establishing Separate Account (7)

   (1)(b)     Resolutions of the Board of Directors of The United States Life
              Insurance Company in the City of New York authorizing the consolidation of the Separate Account (Filed Herewith)

   (2)        None

   (3)(a)(i)  Master Marketing and Distribution Agreement By and Among The United
              States Life Insurance Company in the City of New York, American
              General Securities Incorporated and Van Kampen Distributors, Inc. (2)

   (3)(a)(ii) Form of Distribution Agreement between The United States Life
              Insurance Company in the City of New York and American General
              Securities Incorporated. (3)

   (3)(b)(i)  Participation Agreement by and among The United States Life
              Insurance Company in the City of New York, American General
              Securities Incorporated, Van Kampen Life Investment Trust, Van
              Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (2)

   (3)(b)(ii) Participation Agreement by and among The United States Life Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd (2)

   (3)(c)(i) Specimen form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, and Van Kampen Funds, Inc. (2)

   (3)(c)(ii) Form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, and The Winchester Agency, Ltd. (5)

   (3)(c)(iii) Form of Selling Group Agreement by and among The United States
               Life Insurance Company in the City of New York, American General Securities Incorporated, and selling group member and its associated agency. (5)

   (4)(a)      Form of Group Annuity Master Contract (Form No. 98034N). (1)

   (4)(b)(i)   Form of Group Annuity Certificate (Form No. 98033N). (1)

   (4)(b)(ii)  Form of Qualified Certificate Endorsement. (2)

   (4)(b)(iii) Form of Individual Retirement Annuity Disclosure Statement for
               Certificate Form No. 98033N. (6)

   (4)(b)(iv) Form of Roth Individual Retirement Annuity Disclosure Statement for Certificate Form No. 98033N. (6)

   (4)(b)(v)   Form of Eligible Rollover Distribution Endorsement. (2)

   (4)(b)(vi)  Form of Individual Retirement Annuity (IRA) Endorsement. (2)

   (4)(b)(vii) Form of Roth Individual Retirement Annuity Endorsement. (2)

   (5)(a)(i)   Form of Application for Certificate (Form No. USL 8771-33). (1)

   (5)(a)(ii) Form of Application for Certificate, amended (Form No. USL 8771-33 REV 0499). (2)

   (5)(a)(iii) Specimen form of Application for Certificate, revised May 1,
               2001 (Form No. USL 8771-33 REV 0499). (4)

   (5)(b)(i)   Specimen form of Generations Service Request. (2)

   (5)(b)(ii) Specimen form of Generations Service Request, amended May 1, 2001. (4)

   (5)(c) Specimen form of Special Request for Surrender Charge Waiver under Certificate Form No. 98033N. (2)

   (5)(d)      Form of 1035 Exchange Instructions. (2)

   (5)(e)      Form of Change of Beneficiary Form. (2)

    (5)(f)     Form of Assignment and Transfer Request Form. (2)

    (5)(g) Form of Election of Annuity Payment Option/Change Form for Variable Annuities. (2)

    (5)(h) Form of Dollar Cost Averaging Form under Certificate Form No. 98033N. (2)

    (5)(i) Form of Confirmation of Initial Purchase Payment under Certificate Form No. 98033N. (2)

    (6)(a) Charter and all amendments thereto of The United States Life Insurance Company in the City of New York. (1)

    (6)(b) Bylaws, as amended, of The United States Life Insurance Company in the City of New York. (1)

    (7)        None

    (8)(a) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and American General Life Companies, limited to terms which describe registered and non-registered product services. (2)

    (8)(b)(i) Administrative Services Agreement between The United States Life Insurance Company in the City of New York and Van Kampen Asset Management Inc., dated as of December 1, 1998. (2)

    (8)(b)(ii) Form of Administrative Services Agreement between The United
               States Life Insurance Company in the City of New York and Van Kampen Asset Management, dated as of January 1, 2000. (5)

    (8)(c)(i) Administrative Services Agreement between The United States Life Insurance Company in the City of New York, Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd, LLP, dated as of December 1, 1998. (2)

    (8)(c)(ii) Form of Administrative Services Agreement between The United
               States Life Insurance Company in the City of New York, Morgan Stanley Dean Witter Investment Management, Inc. and Miller Anderson & Sherrerd, LLP, dated as of January 1, 2000. (5)

    (8)(d) General Guarantee Agreement issued by American Home Assurance Company in favor of certificate owners of The United States Life Insurance Company in the City of New York. (8)

    (9)(a)     Opinion and Consent of Counsel. (Filed Herewith)

    (9)(b) Opinion and Consent of Sullivan & Cromwell LLP, Counsel to American Home Assurance Company. (8)

    (10)(a)    Consent. (Filed Herewith)

    (11)       None

    (12)       None

    (13)(a) Power of Attorney - The United States Life Insurance Company in the City of New York Directors (Filed Herewith)

    (13)(b) Power of Attorney - American Home Assurance Company Directors. (Filed Herewith)

-------------------------------
(1) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on September 18, 1998.

(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on May 26, 1999.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-63843) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on May 27, 1999.

(4) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on April 26, 2001.

(5) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on April 28, 2000.

(6) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-63673; included in Part A of such Amendment) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on April 26, 2001.

(7) Incorporated by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 033-39170) of Variable Account A of American International Life Assurance Company of New York filed on October 27, 1998.

(8) Incorporated by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 333-63673) of the United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on July 28, 2006.

Item 25. Directors and Officers of the Depositor

 The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

 Names, Positions and Offices Held with Depositor
 ------------------------------------------------
 Kevin T. Hogan(3)          Director, Chairman of the Board, Chief Executive
                            Officer and President

 Katherine A. Anderson      Director, Senior Vice President and Chief Risk
                            Officer

 William J. Carr (7)        Director

 Thomas J. Diemer           Director, Executive Vice President and Chief
                            Financial Officer

 Michael P. Harwood         Director, Senior Vice President, Chief Actuary and
                            Corporate Illustration Actuary

 Glen D. Keller (9)         Director

 Craig A. Sabal(6)          Director, Senior Vice President and Chief
                            Investment Officer

 Alireza Vaseghi (3)        Director, Managing Director and Chief Operating
                            Officer, Institutional Markets

 James Bracken(3)           Executive Vice President, Head of Legacy Portfolio

 Names, Positions and Offices Held with Depositor
 ------------------------------------------------
 Adam C. Winslow (11)       Chief Executive Officer, Life Insurance

 Jonathan J. Novak(5)       Chief Executive Officer, Institutional Markets

 Todd P. Solash(1)          Chief Executive Officer, Individual Retirement

 William C. Kolbert(4)      Senior Vice President and Business Information
                            Officer

 Terri N. Fiedler           Senior Vice President and Chief Distribution
                            Officer

 Christine A. Nixon(1)      Senior Vice President

 Gabriel A. Lopez(1)        Senior Vice President, Operations Individual
                            Retirement

 Sabyasachi Ray(3)          Senior Vice President and Chief Operating Officer

 Kyle L. Jennings           Senior Vice President and Chief Compliance Officer

 Axel P. Andre(1)           Senior Vice President, Market Risk Management

 Christopher V.             Senior Vice President, Market Risk Management
 Muchmore(1)

 Sai P. Raman(4)            Senior Vice President, Institutional Markets

 Timothy M. Heslin          Senior Vice President, Chief Life Products and
                            Underwriting Officer

 Bryan A. Pinsky(1)         Senior Vice President, Individual Retirement
                            Products

 Craig A. Anderson          Senior Vice President and Life Controller

 Justin J.W. Caulfield(3)   Vice President and Treasurer

 Mallary L. Reznik(1)       Vice President, General Counsel and Assistant
                            Secretary

 Julie Cotton Hearne        Vice President and Secretary

 Mark A. Peterson           Vice President, Distribution

 Christina M. Haley(1)      Vice President, Product Filing

 Mary M. Newitt(1)          Vice President, Product Filing

 Leo W. Grace               Vice President, Product Filing

 Tracey E. Harris           Vice President, Product Filing

 T. Clay Spires             Vice President and Tax Officer

 Daniel R. Cricks           Vice President and Tax Officer

 Stephen G. Lunanuova (6)   Vice President and Tax Officer

 Barbara J. Moore           Vice President and Tax Officer

 Michael E. Treske(1)       Vice President, Distribution

 Frank Kophamel             Vice President and Appointed Actuary

 Michelle D. Campion(5)     Vice President

 Jeffrey S. Flinn           Vice President

 Jennifer N. Miller(5)      Vice President

 Manda Ghaferi(1)           Vice President

 William L. Mask            Vice President

 Names, Positions and Offices Held with Depositor
 ------------------------------------------------
 Edward P. Voit(10)         Vice President

 Stewart R. Polakov(1)      Vice President

 Amanda K. Ouslander        Anti-Money Laundering and Economic Sanctions
                            Compliance Officer

 Lisa K. Gerhart            Vice President and Assistant Life Controller

 Jennifer A. Roth (1)       Vice President, 38a-1 Compliance Officer

 David J. Kumatz(2)         Assistant Secretary

 Virginia N. Puzon(1)       Assistant Secretary

 Rosemary Foster            Assistant Secretary

 Grace D. Harvey            Illustration Actuary

 Laszlo Kulin(6)            Investment Tax Officer

 Alireza Vaseghi(6)         Managing Director and Chief Operating Officer,
                            Institutional Markets

 Melissa H. Cozart          Privacy Officer
--------
(1) 21650 Oxnard Street, Woodland Hills, CA 91367
(2) 2000 American General Way, Brentwood, TN 37027
(3) 175 Water Street, New York, NY 10038
(4) 50 Danbury Road, Wilton, CT 06897
(5) 777 S. Figueroa Street, Los Angeles, CA 90017
(6) 80 Pine Street, New York, NY 10005
(7) 147 Warrenton Drive, Houston, TX 77024
(8) 3435 Sassafras Court, The Villages, FL 32163
(9) 2623 Pinebend Drive, Pearland, TX 77584
(10)301 Grant Street, Pittsburgh, PA, 15219
(11)58 Fenchurch Street, London, United Kingdom EC3M 4AB

Item 26. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Registrant is a separate account of The United States Life Insurance Company in the City of New York ("Depositor"). The Depositor is an indirect, wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0000005272-19-000023, filed on February 15, 2019. Exhibit 21 is incorporated herein by reference.

Item 27. Number of Contract Owners

As of September 30, 2019, there were 382 owners of contracts of the class covered by this registration statement.

Item 28. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Item 29. Principal Underwriters

(a) AIG Capital Services, Inc. acts as distributor for the following investment companies:

    American General Life Insurance Company
    Variable Separate Account
    Variable Annuity Account Five
    Variable Annuity Account Seven
    Variable Annuity Account Nine
    Separate Account D
    Separate Account I
    Separate Account VL-R

    The United States Life Insurance Company in the City of New York FS Variable Separate Account
    FS Variable Annuity Account Five
    Separate Account USL VL-R
    Separate Account USL A

    The Variable Annuity Life Insurance Company
    Separate Account A

(b) Directors, Officers and principal place of business:

    Officer/Directors*              Position
    ------------------              --------
    Terri N. Fiedler(1)             Director
    James T. Nichols(2)             Director, President and Chief Executive
                                    Officer
    Frank Curran(2)                 Vice President, Chief Financial Officer,
                                    Chief Operating Officer, Controller and
                                    Treasurer
    Michael Fortey(1)               Chief Compliance Officer
    Michael E. Treske               Chief Distribution Officer, Mutual Funds
                                    and Variable Annuities
    Julie A. Cotton Hearne(1)       Vice President and Secretary
    John Thomas Genoy(2)            Vice President
    Mallary Loren Reznik            Vice President
    Daniel R. Cricks(1)             Vice President, Tax Officer
    Thomas Clayton Spires(1)        Vice President, Tax Officer
    Rosemary Foster(1)              Assistant Secretary
    Virginia N. Puzon               Assistant Secretary
--------
* Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997.
(1) 2919 Allen Parkway, Houston, TX 77019
(2) 160 Greene Street, Jersey City, NJ 07311

(c) AIG Capital Services, Inc. retains no compensation or commissions from the Registrant.

Item 30. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at 175 Water Street, New York, New York 10038 or at The United States Life Insurance Company's in the City of New York Administrative Office located at 1050 North Western Street, Amarillo, Texas 79016.

Item 31. Management Services Not Applicable.

Item 32. Undertakings

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

Undertakings of the Registrant

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Undertakings of the Depositor Regarding Guarantor

During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period"), filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.

These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").

Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent auditors of American Home regarding such financial statements.

During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.

As of January 31, 2008 at 4:00 p.m. Eastern Time (the "Point of Termination"), the American Home Guarantee was terminated for prospectively issued Contracts. The American Home Guarantee will not cover any Contracts with an issue date later than the Point of Termination. The American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts are satisfied in full.

Effective as of 11:59 p.m. Eastern time, on December 31, 2011, First SunAmerica Life Insurance Company, an affiliate of The United States Life Insurance Company in the City of New York, merged with and into The United States Life Insurance Company in the City of New York. New York law provides for the continuation of guarantees for contracts and certificates issued prior to a merger. Therefore, the American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL A, has duly caused this Registration Statement to be signed on its behalf, in the City of New York and State of New York, on this 1st day of November, 2019.

                                 THE UNITED STATES LIFE INSURANCE COMPANY IN
                                 THE CITY OF NEW YORK SEPARATE ACOUNT USL A
                                 (Registrant)

                                 BY: THE UNITED STATES LIFE INSURANCE COMPANY
                                 IN THE CITY OF NEW YORK
                                 (On behalf of the Registrant and itself)

                                 BY:  /s/ CRAIG A. ANDERSON
                                      ------------------------------------------
                                      CRAIG A. ANDERSON
                                      SENIOR VICE PRESIDENT AND LIFE CONTROLLER

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature                               Title                       Date
---------                               -----                       ----

*KEVIN T. HOGAN           Director, Chairman, Chief           November 1, 2019
------------------------  Executive Officer, and President
KEVIN T. HOGAN

*KATHERINE A. ANDERSON    Director, Senior Vice President     November 1, 2019
------------------------  and Chief Risk Officer
KATHERINE A. ANDERSON

*WILLIAM J. CARR          Director                            November 1, 2019
------------------------
WILLIAM J. CARR

*THOMAS J. DIEMER         Director, Executive Vice President  November 1, 2019
------------------------  and Chief Financial Officer
THOMAS J. DIEMER

*MICHAEL P. HARWOOD       Director, Senior Vice President,    November 1, 2019
------------------------  Chief Actuary and Corporate
MICHAEL P. HARWOOD        Illustration Actuary

*GLEN D. KELLER           Director                            November 1, 2019
------------------------
GLEN D. KELLER

*CRAIG A. SABAL           Director, Senior Vice President     November 1, 2019
------------------------  and Chief Investment Officer
CRAIG A. SABAL

*TODD P. SOLASH           Chief Executive Officer,            November 1, 2019
------------------------  Individual Retirement
TODD P. SOLASH

*ALIREZA VASEGHI          Director, Managing Director and     November 1, 2019
------------------------  Chief Operating Officer,
ALIREZA VASEGHI           Institutional Markets

*ADAM C. WINSLOW          Chief Executive Officer, Life       November 1, 2019
------------------------  Insurance
ADAM C. WINSLOW

/s/ CRAIG A. ANDERSON     Senior Vice President and Life      November 1, 2019
------------------------  Controller
CRAIG A. ANDERSON

/s/ MANDA GHAFERI         Attorney-in-Fact                    November 1, 2019
------------------------
*MANDA GHAFERI

                                  SIGNATURES

American Home Assurance Company has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 1st day of November, 2019.

                                 AMERICAN HOME ASSURANCE COMPANY

                                 BY:  /s/ BRIAN GREENSPAN
                                      ------------------------------------------
                                      BRIAN GREENSPAN
                                      STATUTORY CONTROLLER AND SENIOR VICE
                                      PRESIDENT

This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                               Title                       Date
---------                               -----                       ----

/s/ DAVID H. McELROY      Director, President, CEO and        November 1, 2019
------------------------  Chairman of the Board of Directors
DAVID H. McELROY

/s/ ALEXANDER R. BAUGH    Director                            November 1, 2019
------------------------
ALEXANDER R. BAUGH

/s/ THOMAS A. BOLT        Director                            November 1, 2019
------------------------
THOMAS A. BOLT

/s/ ELIAS F. HABAYEB      Director and Chief Financial        November 1, 2019
------------------------  Officer
ELIAS F. HABAYEB

/s/ BARBARA J. LUCK       Director                            November 1, 2019
------------------------
BARBARA J. LUCK

/s/ KENNETH RIEGLER       Director                            November 1, 2019
------------------------
KENNETH RIEGLER

/s/ ANTHONY VIDOVICH      Director                            November 1, 2019
------------------------
ANTHONY VIDOVICH


*BY:  /s/ BRIAN GREENSPAN
      --------------------------
      BRIAN GREENSPAN
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

Exhibits
--------
(1)(b) Resolutions of the Board of Directors of The United States Life Insurance Company in the City of New York authorizing the consolidation of the Separate Account

(9)(a)    Opinion of Counsel and Consent of Depositor

(10)      Consent

(13)(a) Power of Attorney - The United States Life Insurance Company in the City of New York Directors

(13)(b)   Power of Attorney - American Home Assurance Company Directors

                                      E-1